05012754

82- SUBMISSIONS FACING SH.

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mesoblast Limited

*CURRENT ADDRESS Level 2, 517 Flinders Lane
Melbourne, Victoria 3000
Australia

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34929 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: lmc

DAT : 11/22/05

Documents made public, filed or distributed since 1 July 2004

No	Document Date	Document Name
1.	3 December 2004	Appendix 1A - ASX Listing application & agreement
2.	6 December 2004	Supplementary Prospectus
3.	6 December 2004	Disclosure Document
4.	6 December 2004	Constitution of Mesoblast Limited
5.	14 December 2004	ASX Announcement - Commencement of Official Quotation
6.	14 December 2004	ASX Announcement - Distribution Schedule
7.	14 December 2004	ASX Announcement - Top 20 Investors Report
8.	14 December 2004	ASX Announcement - Satisfaction of conditions for admission to the ASX Official List
9.	17 December 2004	Appendix 3X - Initial Directors Notice
10.	17 December 2004	Appendix 3X - Initial Directors Notice
11.	17 December 2004	Appendix 3X - Initial Directors Notice
12.	17 December 2004	ASX Announcement - Notice of initial substantial holder
13.	17 December 2004	Appendix 3X - Initial Directors Notice
14.	17 December 2004	Appendix 3X - Initial Directors Notice
15.	17 December 2004	ASX Announcement - Notice of initial substantial holder
16.	24 January 2005	ASX Announcement - Notice of initial substantial holder
17.	31 January 2005	Appendix 3C - Quarterly Report for the quarter ended 31 December 2004
18.	15 February 2005	ASX Announcement - Mesoblast Contracts Cell Processing Facility for Pilot Clinical Trials
19.	28 February 2005	Appendix 4D - Half Yearly Report for the half year ended 31 December 2004
20.	28 February 2005	Media Release - Mesoblast Half-Year Results
21.	15 March 2005	ASX Announcement - $1.5 Million Adult Stem Cell Grant

No	Document Date	Document Name
22.	31 March 2005	ASX Announcement - Mesoblast Makes Rapid Progress Towards Adult Stem Cell Human Clinical Trials
23.	19 April 2005	ASX Announcement - Human Trial of Adult Stem Cells Approved by Ethics Committee
24.	22 April 2005	ASX Announcement - Notice of initial substantial holder
25.	29 April 2005	Appendix 4C - Quarterly Report for the quarter ended 31 March 2005
26.	29 April 2005	ASX Announcement - Mesoblast Cash Reserves Over $16 Million
27.	30 May 2005	Media Release - Shares released from escrow
28.	3 June 2005	ASX Announcement - Potential for Use of Mesoblast's Cell Therapy in Treatment of Sports Injuries
29.	16 June 2005	ASX Announcement - Mesoblast Makes Key Clinical Affairs Appointment
30.	22 June 2005	Appendix 3B - New Issue Announcement
31.	5 July 2005	ASX Announcement - Mesoblast Targets United States Investor Base
32.	21 July 2005	ASX Announcement - Colorado State University to Trial Mesoblast's Universal Donor Adult Stem Cells for Bone Regeneration
33.	27 July 2005	Keynote Mesoblast Presentation at Australian Biotech Summit
34.	28 July 2005	ASX Announcement - Shares released from escrow
35.	1 August 2005	Appendix 4C - Quarterly Report for the quarter ended 30 June 2005
36.	4 August 2005	Mesoblast Newsletter- Issue Two
37.	15 August 2005	ASX Announcement - Mesoblast appoints Michael Spooner as Executive Chairman
38.	17 August 2005	ASX Announcement - Notice of change of interests of substantial holder
39.	24 August 2005	ASX Announcement - Mesoblast signs agreement with major international medical company
40.	29 August 2005	ASX Announcement - Mesoblast commences bone regeneration trials at Colorado State University
41.	5 September 2005	ASX Announcement - Forbes Asia highlights Mesoblast technology

No	Document Date	Document Name
42.	13 September 2005	Appendix 4E - Preliminary Final Report for the year ended 30 June 2005
43.	15 September 2005	ASX Announcement - Shares released from escrow
44.	20 September 2005	ASX Announcement - Mesoblast initiates commercial production of adult stem cells
45.	23 September 2005	ASX Announcement - World first adult stem cell trial approved by Royal Melbourne Hospital for orthopaedic use
46.	7 October 2005	ASX Announcement - Mesoblast Makes key advisory appointments
47.	12 October 2005	ASX Announcement - Mesoblast Investor Update Presentation
48.	12 October 2005	Presentation
49.	14 October 2005	Notice of Annual General Meeting
50.	14 October 2005	Appendix 3B - shares released from escrow
51.	17 October 2005	ASX Announcement - Mesoblast Accelerates timetable for Clinical Trials & Regulatory Approval
52.	19 October 2005	ASX Announcement - Mesoblast highlighted at premier Global Stem Cell Conference
53.	19 October 2005	Presentation at Global Stem Cell Conference
54.	31 October 2005	Commitments Test Entity - First Quarter Report
55.	31 October 2005	ASX Announcement - Mesoblast in Strong Cash Position

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ACN
Mesoblast Limited	109 431 870

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities		
		93,510,000	Fully Paid Ordinary
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class

+ See chapter 19 for defined terms.

	Additional +classes of +securities (except +CDIs) cont.	Number not to be quoted	+Class
		N/A	
4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Tel: (61 3) 9629 5566 Address: Level 2, 517 Flinders Lane, Melbourne, Victoria 3000 General Fax: (61 3) 9629 5466 Fax for Confirmation of Release of Information: (61 3) 9629 5466 E-mail: kevin@hollingsworthandco.com.au	
5	Address of principal +security registries for each +class of +security (including +CDIs)	ASX Perpetual Registrars Ltd Level 4, 333 Collins Street Melbourne, Victoria 3000 [illegible] [illegible]	
6	Annual balance date	30 June	

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	-
8	Name and title of chairperson of directors	Michael Spooner
9	Names of all directors	Michael Spooner Byron McAllister Donal O'Dwyer Professor Silviu Itescu

+ See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	Subject to retirement by rotation
11	Name and title of company secretary	Kevin Hollingsworth
12	Place of incorporation	Victoria, Australia
13	Date of incorporation	8 June 2004
14	Legislation under which incorporated	*Corporations Act 2001 (Cth)*
15	Address of registered office in Australia	Level 1, 843A Glen Huntly Road, Caulfield South, 3162 Victoria
16	Month in which annual meeting is usually held	November
17	Months in which dividends are usually paid (or are intended to be paid)	N/A
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

+ See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	
20	Name and title of chairperson of directors of responsible entity	
21	Names of all directors of the responsible entity	
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	
23	Name and title of company secretary of responsible entity	

+ See chapter 19 for defined terms.

23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	
24	Place of registration of the entity	
25	Date of registration of the entity	
26	Legislation under which the entity is registered	
27	Address of administration office in Australia of the entity	
28	If an annual meeting is held, month in which it is usually held	
29	Months in which distributions are usually paid (or are intended to be paid)	
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	

+ See chapter 19 for defined terms.

About the entity

All entities

		Tick to indicate you are providing the information or documents	Where is the information or document to be found? (eg, prospectus cross reference)
31	☑	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	Issue price – see section 1.1 of the Prospectus Spread – will be provided
32	☑	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	Prospectus dated 16 November 2004 attached (additional copies will be provided)
33	☐	Cheque for fees	To be invoiced by ASX
34	☑	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS
35	☑	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Will be provided
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	Awaiting determination
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	Will be provided
38	☑	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	Certificate of Incorporation attached
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	
40	☑	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	Constitution has been provided earlier

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
41	☑	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	Prior approval by ASX
42	☑	A brief history of the entity or, if applicable, the group	See section 2.1 of the Prospectus
42A	☑	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	Agreement attached

About the securities to be quoted

All entities

43	☑	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Yes
44	☑	Voting rights of +securities to be quoted	One vote per share
45	☐	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	Will be provided (ASX Perpetual)
46	☑	Terms of the +securities to be quoted	As per Company's Constitution, Listing Rules and *Corporations Act 2001 (Cth)*
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	Will be provided
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	Will be provided
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	Will be provided

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
50	☑	Terms of any +debt securities and +convertible debt securities	None
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	N/A

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	
55	☐	The date that the vendor acquired the +classified asset	
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	
58	☐	Full details of the +classified asset, including any title particulars	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	Will be provided on request
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	None
65	☑	The terms of any +employee incentive scheme	Executive Share Option Plan has been provided earlier
66	☐	The terms of any +dividend or distribution plan	N/A
67	☑	The terms of any +securities that will not be quoted	The Share Options granted to the underwriter, pre-IPO investors, directors and COO are contained in sections 1.6, 4.11, 9.5(a), 9.6 and 9.8(b) of the Prospectus
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☑	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	See section 4.10 of the Prospectus
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Nil
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	Nil
72	☑	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	5,660,000 options to acquire unissued shares in the Company
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	Nil
74	☑	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	See sections 1.4, 2.1 and 9.4 of the Prospectus

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	
77	☐	Audited +accounts for the last 3 full financial years and audit reports	
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	
80A	☐	Pro forma balance sheet and review	
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	

+ See chapter 19 for defined terms.

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☑	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	See section 4 of the Prospectus
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	
82	☐	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	

+ See chapter 19 for defined terms.

83	☑	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	See sections 1.4 and 1.5 of the Prospectus
84	☑	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	See section 1.4 of the Prospectus
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☑	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	See section 4 of the Prospectus
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	N/A
87B	☑	Audited balance sheet (if required) and audit report	See section 5 of the Prospectus
87C	☑	Pro forma balance sheet and review	See sections 4 and 5 of the Prospectus

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
106	☑	Details of the entity's existing and proposed activities, and level of operations. State the main business	See sections 1.3, 1.4, 1.5 and 2 of the Prospectus
107	☑	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	See section 4.10 of the Prospectus

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	N/A
109	☑	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	See section 10 of the Prospectus
110	☑	The date the information memorandum is signed	Prospectus signed on 16 November 2004
111 (a)	☑	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	See section 9.8 of the Prospectus
111 (b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	-

+ See chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111 (c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	-
112 (a)	☑	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	See section 9.9 of the Prospectus
112 (b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	-
112 (c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	-
113	☑	A statement that ASX does not take any responsibility for the contents of the information memorandum	See page 1 of the Prospectus
114	☑	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	See section 1.12 of the Prospectus
115	☑	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	Section 9.10 of the Prospectus

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	See "Message from the Chairman" in the Prospectus in respect of the sufficiency of funds raised to advance the technology development for the next 2-3 years, sections 1.4 and 1.5 of the Prospectus for the use of funds and expenditure program, and section 4.10 for the capital raised between the Company's incorporation and the date of the Prospectus
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	N/A (see section 719 of the *Corporations Act 2001 (Cth)*)

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	N/A

+ See chapter 19 for defined terms.

Other information

All entities

No.	Tick	Item	Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	☑	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	See sections 9.5(b) and (f) of the Prospectus
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	Nil
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	Recently incorporated entity

Mining exploration entities

No.	Tick	Item	Where is the information or document to be found?
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	

Executed by Mesoblast Limited ACN 109 431 870 in accordance with section 127(1) of the *Corporations Act 2001 (Cth)*:)

....	....
Signature of Director	Signature of Director/Secretary
MICHAEL SPOONER	[illegible]
Name of Director (please print)	Name of Director/Secretary (please print)

+ See chapter 19 for defined terms.

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

MESOBLAST LIMITED
ACN 109 431 870

SUPPLEMENTARY PROSPECTUS

Important Notice

This is a supplementary disclosure document to the original disclosure document lodged by Mesoblast Limited (**Mesoblast**) with the Australian Securities and Investment Commission (**ASIC**) on 16 November 2004 (**Prospectus**). This supplementary document (**Supplementary Prospectus**) should be read together with that Prospectus.

Terms and conditions defined in section 11 of the Prospectus have the same meaning where used in this Supplementary Prospectus.

Additional Information

The Company wishes to make the following additional disclosures:

1. In the **Message from the Chairman** on page 5 of the Prospectus, it is stated that the Technology has already achieved outstanding results in recent ***in vivo*** studies. As detailed in the submissions contained as part of the patent applications referred to in section 6, the results of recent *in vivo* studies in sheep have demonstrated that implantation of mesenchymal precursor cells or "MPC" (as defined in the Technology) derived from the same individual's body (autologous), into bone defects large enough to affect weight bearing resulted in significant regeneration of the segmental defect area when compared to current therapy used as control over a twelve month time period. Of course investors should note these studies were limited in number and represent an autologous application of the Technology (and not an application of cells taken from different or unrelated individuals, termed "allogeneic", which allogenic applications are intended to be performed as part of the Mesoblast development program). However the results are, in the opinion of the Directors, outstanding in that they demonstrate the potential of the MPC adult stem cells to stimulate significant bone regrowth in a poorly or non-healing long bone defect which can affect weight-bearing as compared to "current therapies". Current therapies using autograft bone, allograft bone and artificial bone substitutes have significant limitations and associated problems with secondary site morbidity such as chronic pain and infection, lack of efficacy, and limited availability of suitable implant material.

2. Therapy using adult stem cells can consist either of using a patient's own cells (called autologous cells) or using cells from an unrelated donor (called allogeneic cells). In general, cells from one individual are rejected when introduced into an unrelated individual. However recent published articles have described cell culture experiments and a recent human study, in which mesenchymal type adult stem cells (such as MPC) from one individual do not stimulate a rejection response in an unrelated individual. It is the Directors' considered opinion that this unique property of mesenchymal type adult stem cell may offer Mesoblast and Angioblast commercial opportunities which are not available to competitors working either with whole bone marrow (which contains exceedingly few mesenchymal type adult stem cells) or with haematopoietic stem cells. Having already demonstrated in cell culture that the MPC isolated using the proprietary Technology do not induce immune rejection, it is a major objective of the Mesoblast/Angioblast Joint Expenditure Program to demonstrate that the MPC in clinical trials are also effective when used as allogeneic therapy. Investors must however understand that there is the risk that, even with positive preclinical results, it could still be possible that allogeneic MPC will be rejected when introduced into patients and will not be effective. Were this to be the case, both Mesoblast and Angioblast would pursue autologous application of MPC therapy for Orthopaedic and Cardiovascular diseases. Since the MPC Technology enables Mesoblast and Angioblast to isolate a significantly purer MPC population than any of their competitors, it is the considered opinion of the Directors that even autologous applications should prove to be significantly more potent than those existing known current competitors, which use whole bone marrow or haematopoietic stem cells. Nonetheless, investors should be aware that an autologous application would be likely to produce much lower commercial profit margins than an allogeneic product.

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

3. On page 7 of the Prospectus it is stated that Angioblast owns the Adult Stem Cell Technology platform. Investors should understand that this relates specifically to assignment rights pertaining to all of the mesenchymal precursor cell (MPC) patent applications as detailed in the Intellectual Property Report in section 6. This Report contains a detailed comparative analysis provided by F B Rice & Co of these patent applications as they relate to other potentially competitive patent rights owned by third parties. Although a complete freedom to operate analysis has not been conducted, the preliminary view of F B Rice & Co is that the competitors' patents described in their report do not impact on Mesoblast's and Angioblast's freedom to use the Technology covered by the patent applications. Investors should be aware that in accordance with the standard workings of the patent system, not all of the claims in Angioblast's patent applications may be allowed, or even if allowed, the claims may subsequently be challenged by competitors. If certain claims are disallowed or are successfully challenged in court, this may have an adverse impact on the commercialisation strategy in certain jurisdictions. A further relevant consideration is that stem cell treatment represents a relatively new class of therapy and the extent to which Patents Offices worldwide will grant protection for this Technology may vary from country to country. The Directors have been advised by F B Rice & Co, however, that the current practice of the United States Patent and Trademark Office (**USPTO**), for example, is to allow protection for this Technology. Indeed, Osiris Therapeutics Inc (a competitor of Mesoblast and Angioblast) has been granted several patents that cover stem cell populations *per se* and methods of treatment involving the use of these stem cells. The Directors have also been advised by F B Rice & Co that there is no reason to believe that this approach as currently taken by the USPTO will change in the near future.

4. On page 9 of the Prospectus under **Section 1.4 "Use of IPO Funds"**, it is stated that Mesoblast will apply $10 million of the funds it receives under the Prospectus in the acquisition of a 33.3% interest in Angioblast. Investors should note that no independent valuation has been carried out of Angioblast, the Technology, Mesoblast, its rights under the Orthopaedic Licence or Mesoblast's proposed 33.3% interest in Angioblast. Valuations of biotechnology before commercial use is imprecise. The Directors do not believe that an independent valuation would be meaningful given the likely qualifications and limitations in such valuations and the difficulties of determining the likely commercial success of the Technology given the further development work required over the next 2 - 3 years. The Angioblast investment documents detailed in section 9.4 of the Prospectus were negotiated by two independent directors of Mesoblast (namely Messrs Spooner and O'Dwyer) and two independent directors of Angioblast (namely Messrs Eckert and Esposito). The consideration of $10 million for a 33.3% interest in Angioblast on the terms of the Angioblast investment documents: (a) was reached based on those negotiations, (b) takes into account the obligation of Angioblast to contribute to the Joint Expenditure Program (detailed in section 1.5 of the Prospectus) in order to continue to receive its quarterly payments, (c) takes into account the milestone which must be reached by Angioblast before the final $4 million is payable under the Angioblast investment documents and (d) reflects the determination by those directors (based on their experience but without any supporting financial valuation) of the value of a 33.3% interest in Angioblast. Details of the experience and background of those directors are contained in section 3 of the Prospectus.

5. On page 9 of the Prospectus under **Section 1.5 "Expenditure Program"** a table of anticipated or estimated expenditure is included. Further in the Message from the Chairman and in **Section 7 "Risk Factors"** it is stated that Mesoblast intends to establish commercial outsourcing relationships to achieve its objectives. Investors should note that Mesoblast has not entered into any contracts nor does it have binding quotations in relation to the anticipated expenditure outlined in section 1.5. Rather the Directors have determined that following the successful close of the Offer, Mesoblast will be well positioned to negotiate the exact terms for such contracts. Accordingly the facilities at which that work is to be undertaken has also not been committed. The Directors have extensive experience in the pharmaceutical and medical industry and have prepared the anticipated expenditure detailed in section 1.5 based partly on discussions with potential suppliers of those services and their own experience of the likely costs for those expenditure items. While the Directors are confident Mesoblast will be able to source suitable suppliers, there is a risk that Mesoblast may not be able to source those suppliers at the estimated expenditure in section 1.5. In those circumstances to meet any out of scope expenses, Mesoblast and Angioblast would be required to use their provisions as outlined in the prospectus. In relation to the Expenditure Program generally,

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

investors should carefully read the other risk factors detailed in section 7.2(b), (c), (e) and (g) in the Prospectus.

6. On page 22 of the Prospectus, under **Section 2.9.2 Competitive Landscape, Cardiovascular Diseases**, it is stated that competitive technologies in this field can be categorised as those involved in developing approaches to increase blood vessel formation (termed angiogenesis) and those that use cell therapy, including adult or embryonic stem cells, for tissue regeneration. The Prospectus contains a detailed comparative analysis provided by F B Rice & Co of Angioblast's intellectual property position relative to that of potential cell therapy competitors for the treatment of cardiovascular disease. Investors should note that according to this analysis a major point of differentiation between Angioblast's intellectual property and that of one of its major competitors, Osiris Therapeutics Inc, is the ability to isolate a far purer population of MPC. It is the considered opinion of the Directors that this is likely to enable Angioblast to have a far more potent mesenchymal cell product for cardiovascular disease. In addition, Angioblast's intellectual property enables use of MPC for creation of arterioles, blood vessels that are significantly larger than the small capillaries that can be generated by CD34 haematopoietic stem cells used by other competitors. It is the further considered opinion of the Directors that this difference is likely to result in Angioblast's MPC product being far more potent than the competitors' CD34 haematopoietic stem cell product for cardiovascular disease. Of course, investors should understand that no definitive statements can be provided until side-by-side comparisons are made between Angioblast's products and those of its competitors in human clinical trials.

7. On page 35 of the Prospectus a table has been included headed **"Summary Assets and Liabilities of Angioblast at 30 September 2004"**. Investors should note to avoid any potential confusion, that this table represents 100% of the assets and liabilities of Angioblast as at 30 September 2004 and not simply Mesoblast's 33.3% interest in those assets and liabilities (by virtue of Mesoblast's proposed interest in Angioblast). Pro-forma accounts for 100% of Angioblast are attached as an annexure to this document showing the financial information for Angioblast in more detail as at 30 September 2004.

Prospectus and Supplementary Prospectus to be read together

The Prospectus and this Supplementary Prospectus are to be regarded as the disclosure document for the purposes of the application of Chapter 6D.2 of the Corporations Act to all events that occur after lodgement of this Supplementary Prospectus.

Neither ASIC nor the Australian Stock Exchange Limited takes any responsibility for the contents of this Supplementary Prospectus or the Prospectus.

Applications

All Applications for Shares in Mesoblast must be made on the application form attached to this Supplementary Prospectus rather than any form still attached to the Prospectus. Mesoblast will not accept any Applications to purchase Shares made on applications forms attached to the Prospectus (which includes application forms printed from an electronic version of the Prospectus).

Authorisation

This Supplementary Prospectus is issued by Mesoblast. Its issue and lodgement was authorised by a resolution of the Directors. Pursuant to section 720 of the Corporations Act, all of the Directors of Mesoblast have given their consent to the lodgement of this Supplementary Prospectus.

DATED: 30 November 2004

Michael Spooner

Mr Michael Spooner
Chairman, Mesoblast Limited

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

Annexure to Mesoblast Limited's Supplementary Prospectus (dated 30/11/2004)

1 FINANCIAL POSITION OF ANGIOBLAST

Section 4.12 of Mesoblast's Prospectus dated 16 November 2004 included financial information on Mesoblast's equity accounted investment in Angioblast. This financial information expands the previous financial information:

1.1 INVESTMENT ACCOUNTED FOR USING EQUITY METHOD

Name	Principal Activities	Type of Shares	Ownership (Equity) Interest Pro-forma 30 Sep 2004	Carrying Amount of Investment Pro-forma 30 Sep 2004
Unlisted:			%	$
Angioblast Systems Inc.	Biotechnology	Pref	33.3	5,782,791

Mesoblast's voting rights in Angioblast are 33.3 percent of the total voting rights.

Angioblast's principal activity relates to the development and commercialisation of its intellectual property assets (bio-technology) as detailed in Section 2 of Mesoblast's Prospectus dated 16 November 2004.

Angioblast has a 30 June financial year and is a United States of America based company incorporated on 27 April 2001. Angioblast has the same year end reporting date as Mesoblast.

1.2 STATEMENTS OF FINANCIAL POSITION

Set out below is the actual statement of financial position and the pro-forma statement of financial position of Angioblast at 30 September 2004. Angioblast is a company incorporated in the United States of America and the actual statement of financial position at 30 September 2004 has been translated into Australian Dollars using an exchange rate of US$0.70.

The pro-forma statement of financial position represents the actual statement of financial position adjusted for the Mesoblast investment and other pro-forma transactions detailed in Section 1.4.

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

Statements of Financial Position

	Notes	Actual 30 Sep 2004 $	Pro-forma Adjustments $	Pro-forma 30 Sep 2004 $
CURRENT ASSETS				
Cash Assets	1.5	143	1,849,791	*1,849,934
Receivables	1.6	-	3,782,791	3,782,791
		143		5,632,725
NON CURRENT ASSETS				
Intangible Assets	1.7	107,485		107,485
TOTAL NON CURRENT ASSETS		107,485		107,485
TOTAL ASSETS		107,628		5,740,210
CURRENT LIABILITIES				
Payables	1.8	595,267	(150,209)	445,058
TOTAL CURRENT LIABILITIES		595,267		445,058
TOTAL LIABILITIES		595,267		445,058
NET ASSETS		(487,639)		5,295,152
EQUITY				
Contributed Equity	1.9	143	5,782,791	5,782,934
Accumulated Losses	1.14	(487,782)		(487,782)
TOTAL EQUITY		(487,639)		5,295,152

* Reference is made to Mesoblast's Prospectus dated 16 November 2004 and to the incorrect notation of Cash Assets of $2,000,143 which did not include a cash deduction for a $150,209 payment by Angioblast to Mesoblast.

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

1.3 SIGNIFICANT ACCOUNTING POLICIES

The historical and pro-forma financial information has been prepared in accordance with the measurement but not all disclosure requirements of Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. In the view of the Directors of Mesoblast, the omitted disclosures provide limited information to potential investors and in the view of the Directors of Mesoblast, the omitted disclosures are not materially adverse to potential investors or inconsistent with any information contained elsewhere in Mesoblast's Prospectus dated 16 November 2004 or Mesoblast's Supplementary Prospectus dated 30 November 2004.

The financial information has been prepared in accordance with the historical cost convention. The accounting policies adopted by Angioblast have been applied consistently in the period presented in the historical and pro-forma financial information. The significant accounting policies, which have been adopted in the preparation and presentation of Angioblast's historical and pro-forma financial information, are consistent with those adopted by Mesoblast and disclosed in Section 4.3 of Mesoblast's Prospectus dated 16 November 2004. Prospective investors ought to refer to these accounting policies in interpreting the historical and pro-forma financial information of Angioblast.

1.4 ADJUSTMENTS - PRO-FORMA STATEMENT OF FINANCIAL POSITION

The pro-forma statement of financial position has been based on the actual statement of financial position at 30 September 2004, and reflects the following events and transactions as if they had taken place at that date:

(i) the acquisition of a 33.3 percent equity interest in Angioblast by Mesoblast for an initial consideration of $6 million. On completion of the Mesoblast Offer and its ASX Listing, Mesoblast has agreed to immediately pay Angioblast $2 million. Both Mesoblast and Angioblast have agreed that the remaining initial consideration of $4 million should be deferred and paid over a period of less than 12 months. The Directors' of Angioblast have determined that the fair value of the deferred cash consideration receivable of $4 million, assuming completion of the acquisition occurred at 30 September 2004, is $3,782,791. Consequently, the fair value of the initial subscription of Angioblast shares is $5,782,791. The pro-forma statement of financial position of Angioblast represents the fair value of the consideration receivable which is contractually committed on completion of the Mesoblast Offer and its ASX listing.

The discount rate utilised to determine the fair value of the consideration receivable was 9.4%, based on an agreed quarterly draw-down schedule of $1 million payable every 3 months.;

(ii) Mesoblast has a contingent obligation to pay a further $4 million for its 33.3 percent equity interest in Angioblast. This further consideration is payable only on completion of successful research milestones by Angioblast as mentioned in the Stock Purchase Agreement in Section 9.4 of the Mesoblast Prospectus dated 16 November 2004. If the research milestones are not achieved, then Mesoblast has no contractual obligation to pay the further consideration of $4 million. If the research milestones are achieved, the Directors of Mesoblast expect that this further consideration will be over a period of 12 months to 24 months after completion of the Offer and ASX Listing; and

(iii) the payment of trade creditors of $150,209 from Angioblast to Mesoblast.

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

	Actual 30 Sep 2004 $	Pro-forma 30 Sep 2004 $
1.5 CASH ASSETS		
Cash assets	143	143
Issue of preferred stock to Angioblast (refer Section 1.4 for further detail)	-	2,000,000
Less amount repaid to Mesoblast		(150,209)
Total Cash	**143**	**1,849,934**
1.6 RECEIVABLES		
Amount owing to Angioblast (deferred purchase consideration)	-	3,782,791
Total Receivables	**-**	**3,782,791**
1.7 INTANGIBLE ASSETS		
Intellectual property at cost	107,485	107,485
1.8 PAYABLES		
Trade creditors – amount owing to Mesoblast	150,209	150,209
Less amount repaid to Mesoblast	-	(150,209)
Trade creditors – other	445,058	445,058
Total Payables	**595,267**	**445,058**
1.9 CONTRIBUTED EQUITY		
The movement in the contributed equity of Angioblast in the actual and pro-forma statements of financial position at 30 September 2004 is detailed below:		
1,000,000 common stock (shares) issued on incorporation at US$0.0001 cents per share	143	143
Issue of 100,000 fully paid preferred stock to Mesoblast.	-	2,000,000
	143	**2,000,143**
Mesoblast contractual obligation to subscribe for a further 200,000 fully paid preferred stock recorded at fair value.	-	3,782,791
Total Contributed Equity	**143**	**5,782,934**

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

1.10 SHARE OPTIONS

2,500 options over common stock (shares) with a 4 year vesting date commencing 30 November 2002 at an exercise price of US$0.0001.

1.11 CONTINGENT ASSET

There is a contingent asset of $4 million associated with Angioblast's issue of preferred stock to Mesoblast. This investment amount will only be paid to Angioblast when it meets certain research milestones as set out in Section 1.4 above and the Stock Purchase Agreement as detailed in Section 9.4 of Mesoblast's Prospectus dated 16 November 2004. In the event Angioblast does not meet these research milestones, Mesoblast has no contractual obligation to pay the further consideration of $4 million.

1.12 CONTINGENT LIABILITIES

Medvet has assigned to Angioblast all of its rights in certain other intellectual property assets, excluding cardio intellectual property assets and orthopedic intellectual property assets as detailed in Section 9.3(b)(ii) (fourth dot point) of Mesoblast's Prospectus dated 16 November 2004. In consideration for this assignment, Angioblast has agreed to pay the following consideration:

US $250,000 on completion of a human (clinical) trial phase;

US $350,000 on FDA marketing approval; and

2% of Net Sales generated from the sale of products, payable each quarter and made in arrears.

In addition, Medvet has assigned to Angioblast all of its rights in cardio intellectual property assets as detailed in Section 9.3(b)(ii) (fourth dot point) of Mesoblast's Prospectus dated 16 November 2004. Under this licence, Angioblast is obliged to make certain payments and royalty payments on future sales as detailed below:

Milestone Payments:

- US$50,000 on completion of Phase I (human) clinical trial;
- US$200,000 on completion of Phase II (human) clinical trial;
- US$500,000 on completion of Phase III (human) clinical trial; and
- US$750,000 on FDA marketing approval;

Upfront Payments:

- US$50,000 on the 1st anniversary of the agreement;

Royalties:

2.5% of Net Sales generated from the sale of licensed products,

payable each quarter and made in arrears, but must be no less than:

- US$100,000 in the 1st year of commercial sale of a licensed product;
- US$200,000 in the 2nd year of commercial sale of a licensed product;

This is a supplementary prospectus intended to be read with the prospectus dated 16 November 2004 issued by Mesoblast Limited ACN 109 431 870 (Mesoblast), relating to Mesoblast's initial public offering of 42 million ordinary shares at $0.50 each.

- US$300,000 in the 3rd year of commercial sale of a licensed product;

  US$400,000 in the 4th year of commercial sale of a licensed product; and

- US$500,000 in the 5th and subsequent years of commercial sale of a licensed product.

In the event that Angioblast does not achieve the above milestones or commercial sales, then it has no contractual obligation to pay the further consideration.

The above contingent liabilities represent 100 percent of the contingent obligations of Angioblast to Medvet. By way of its equity interest, Mesoblast has a 33.3 percent interest in these contingent liabilities. Mesoblast is not severally liable for these contingent liabilities.

At the date of this Supplementary Prospectus, Angioblast has no material capital commitments contracted for or other expenditure commitments contracted for.

1.13 OTHER EQUITY ACCOUNTED DISCLOSURES

Movement in carrying amount of Angioblast investment:	**$**
Opening balance	-
Investment in Angioblast (refer Section 1.4(i) for further details)	5,782,791
Closing balance	5,782,791

The Directors of Mesoblast are not aware of any transactions or events since 30 September 2004 which materially affects the financial position or performance of Angioblast.

At 30 September 2004, Mesoblast had not equity accounted for a share of the loss of Angioblast as the pro-forma date of acquiring its interest in Angioblast is 30 September 2004.

1.14 NOTE TO "ACCUMULATED LOSSES"

Angioblast is a non trading entity. Since the date of incorporation, Angioblast has incurred expenses of $487,782 (translated into Australian dollars at an exchange rate of US$0.70) which includes legal costs associated with licensing and assignment of its intellectual property assets and proposed capital raising, insurance costs and website development costs.

Pin cheque here (do not staple)

MESOBLAST LIMITED

Closing date: 10 December 2004

Broker Code | Adviser Code

Application Form

This Application Form must not be handed to another person unless attached to or accompanied by the prospectus dated 16 November 2004 and the supplementary prospectus dated 30 November 2004 and a person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the prospectus and any supplementary document. This Offer is irrevocable. Mesoblast Limited will send you a free paper copy of the prospectus and any supplementary document if you have received an electronic prospectus and you ask for a paper copy before the prospectus expires on 16 December 2005.

Number of Shares applied for — Offer Price per Share — I/We lodge full Application Money

A at **$A0.50** **B $A** . 0 0

(minimum 4,000 Shares, thereafter in multiples of 1,000 Shares)

PLEASE COMPLETE YOUR DETAILS BELOW (refer overleaf for correct forms of registrable names)

Applicant
Surname/Company Name

C

Title — First Name — Middle Name

Joint Applicant #2
Surname

Title — First Name — Middle Name

Designated account e.g. <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

PO Box/RMB/Locked Bag/Care of (c/-)/Property name/Building name (if applicable)

D

Unit Number/Level — Street Number — Street Name

Suburb/City or Town — State — Postcode

Email address (only for purpose of electronic communication of shareholder information)

TFN/ABN/Exemption Code
First Applicant — Joint Applicant #2 — Joint Applicant

E

TFN/ABN type - if NOT an individual, please mark the appropriate box — Company — Partnership — Trust — Super Fund

CHESS HIN (if you want to add this holding to a specific CHESS holder, write the number here)

F X

Telephone Number where you can be contacted during business hours — Contact Name (PRINT)

G

Cheque or bank draft should be made payable to "Mesoblast Limited - Share Subscription Account" in Australian currency and crossed "Not Negotiable".

Cheque or bank draft Number — BSB

H

Cheque or bank draft Number — BSB

I/we the Applicant(s) above named state that I/we have received the prospectus and any supplementary document.

LODGEMENT INSTRUCTIONS

You must return your Application so it is received before 5.00 pm (Melbourne time) on 10 December 2004 to:

Postal Delivery:
ASX Perpetual Registrars Limited,
GPO Box 2785,
Melbourne Vic 3001

OR

Hand Delivery:
Lodge Partners Pty. Ltd.,
Level 3, 405 Collins Street,
Melbourne Vic 3000

MSB IPO001

Your Guide to the Application Form

Please complete all relevant white sections of the Application Form in BLOCK LETTERS, using black or blue ink. These instructions are cross-referenced to each section of the form. The securities to which this Application Form relates are fully paid ordinary shares in Mesoblast. **Further details about the Shares are contained in the prospectus dated 16 November 2004 and the supplementary prospectus dated 30 November 2004 issued by Mesoblast Limited.** The prospectus will expire on 16 December 2005. While the prospectus is current, Mesoblast Limited will send paper copies of the prospectus, any supplementary document and the Application Form, free of charge on request. **The Australian Securities and Investments Commission requires that a person who provides access to an electronic Application Form must provide access, by the same means and at the same time, to the relevant prospectus and any supplementary document.** This Application Form is included in the prospectus or the supplementary prospectus. **The prospectus and the supplementary prospectus contain important information about investing in the Shares. You should read the prospectus and the supplementary prospectus before applying for Shares.**

A Insert the number of Shares you wish to apply for. The application must be for a minimum of 4,000 Shares and thereafter in multiples of 1,000 Shares. You may be issued all of the Shares applied for or a lesser number, or none.

B Insert the relevant amount of Application Moneys. To calculate your Application Moneys, multiply the number of Shares applied for by the Offer Price. Amounts should be in Australian dollars. Please make sure the amount of your cheque(s) or bank draft(s) equals this amount.

C Write the full name you wish to appear on the statement of Shares. This must be either your own name or the name of a company. Up to three joint applicants may register. You should refer to the table on the reverse of the Application Form for the correct registrable title.

D Please enter your postal address for all correspondence. All communications to you from Mesoblast Limited and the Share Registry will be mailed to the person(s) and address as shown. For joint Applicants only one address can be entered.

E Enter your Tax File Number (TFN) or exemption category. Business enterprises may alternatively quote their Australian Business Number (ABN). Where applicable, please enter the TFN or ABN for each joint applicant. Collection of TFN(s) and ABN(s) is authorised by taxation laws. Quotation of TFN(s) and ABN(s) is not compulsory and will not affect your Application. However, if these are not provided, Mesoblast Limited will be required to deduct tax at the highest marginal rate of tax (including the Medicare Levy) from payments.

F If you are already a CHESS participant or sponsored by a CHESS participant, write your Holder Identification Number (HIN) here. If the name or address recorded on CHESS for this HIN is different to the details given on this form your Shares will be issued to Mesoblast Limited's Issuer Sponsored subregister.

G Please enter your telephone number(s), area code and contact name in case we need to contact you in relation to your Application.

H Please complete cheque or bank draft details and make it payable to Mesoblast Limited - Share Subscription Account as follows:

- Make your cheques or bank draft payable to "Mesoblast Limited - Share Subscription Account" in Australian currency and cross it "Not Negotiable". Your cheque or bank draft must be drawn on an Australian Bank.
- The amount should agree with the amount shown in section B.
- Sufficient cleared funds should be held in your account, as cheques returned unpaid are likely to result in your Application being rejected.
- Pin (do not staple) your cheque(s) to the Application Form where indicated.

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

CORRECT FORMS OF REGISTRABLE NAMES

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons or companies. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mrs Katherine Clare Edwards	K C Edwards
Company Use Company's full title, not abbreviations	Liz Biz Pty Limited	Liz Biz P/L or Liz Biz Co.
Joint Holdings Use full and complete names	Mr Peter Paul Tranche & Ms Mary Orlando Tranche	Peter Paul & Mary Tranche
Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/C>	Alessandra Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Sophia Garnet Post & Mr Alexander Traverse Post <Est Harold Post A/C>	Estate of late Harold Post or Harold Post Deceased
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mrs Sally Hamilton <Henry Hamilton>	Master Henry Hamilton
Partnerships Use the partners' personal names	Mr Frederick Samuel Smith & Mr Samuel Lawrence Smith <Fred Smith & Son A/C>	Fred Smith & Son
Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith Jones
Clubs / Unincorporated Bodies / Business Names Use office bearer(s) personal name(s)	Mr Alistair Edward Lilley <Vintage Wine Club A/C>	Vintage Wine Club
Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Limited <Super Fund A/C>	XYZ Pty Limited Superannuation Fund

- Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated spaces at section C on the Application

Corporate Directory



Disclosure Document 6/12/04

Directors
Michael Spooner (Chairman)
Professor Silviu Itescu
Donal O'Dwyer
Byron McAllister

Secretary and CFO
Kevin Hollingsworth

Joint Scientific Advisory Board
Professor Robert Graham
Professor Henry Krum
Professor Richard Gilbert
Professor Steven Graves

Registered Office
Level 1, 843A Glenhuntly Road
Caulfield South, Victoria 3162

Share Registry
ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Victoria 3000

Home Stock Exchange
Australian Stock Exchange Ltd
530 Collins Street
Melbourne, Victoria 3000

Underwriter and Lead Broker
Lodge Partners Pty Ltd
Level 3, 405 Collins Street
Melbourne, Victoria 3000

Auditors
PKF Chartered Accountants
Level 11, 485 La Trobe Street
Melbourne, Victoria 3000

Independent Accountants
PKF Corporate Advisory Services (Vic) Pty Ltd
Level 11, 485 La Trobe Street
Melbourne, Victoria 3000

Australian Patent Attorneys
F B Rice & Co
Patent Attorneys
139-141 Rathdowne Street
Carlton, Victoria 3053

Australian Legal Advisers
Middletons Lawyers
Level 29, 200 Queen Street
Melbourne, Victoria 3000

US Legal Advisers
Gibson Dunn & Crutcher LLP
200 Park Avenue, New York
New York, USA 10166-0193

This Prospectus is dated 16 November 2004.

A copy of this Prospectus was lodged with ASIC on 16 November 2004. Neither ASIC nor ASX or any of their officers, take any responsibility for the contents of this Prospectus. No applications for Shares will be accepted nor will any Shares be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

The Corporations Act prohibits the acceptance of Applications during the period of 7 days after lodgement of this Prospectus (which may be extended by ASIC to a period of 14 days). This period is referred to as the Exposure Period. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the opening of the Offer. Applications received during the Exposure Period will not be accepted until after the expiry of that period. No preference will be conferred on Applications received during the Exposure Period. If any deficiencies are identified in this Prospectus during the Exposure Period, any Application that has been received may need to be dealt with in accordance with section 724 of the Corporations Act. This Prospectus will be made generally available during the Exposure Period at http://www.mesoblast.com and http://lodgepartners.com.au.

Investors can only apply for Shares using the Application Form included in this Prospectus. The Application Form must not be handed on to any member of the public unless it is attached to this Prospectus.

Please refer to section 11 for definitions of terms and expressions used in this Prospectus.

If you have any Questions

If after reading this Prospectus, you do not fully understand it or the rights attaching to the Shares offered by it, you should consult an accountant, solicitor or other professional adviser for assistance.

Disclaimer

The Offer does not take into account the investment objectives, financial situation and particular needs of investors. It is important that investors read this Prospectus in its entirety before deciding to invest in Mesoblast and, in particular, in considering the prospects for Mesoblast, that they consider the risk factors that could affect the performance of Mesoblast. Investors should carefully consider these factors in the light of their personal circumstances (including financial and taxation issues) and seek professional guidance from their stockbroker, solicitor, accountant or other professional adviser before deciding whether to invest. Some risk factors that investors should consider are outlined in section 7.

No person is authorised to give any information or to make any representation in connection with the Offer and issue of the Shares described in this Prospectus, which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by Mesoblast in connection with the Offer.

Neither Mesoblast nor any of its Directors or any other party associated with the preparation of this Prospectus guarantees that any specific objective of Mesoblast will be achieved or that any particular performance of Mesoblast or of its Shares, including those offered by this Prospectus, will be achieved.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. This Prospectus has not been, nor will it be, lodged, filed or registered with any regulatory authority under the securities laws of any country other than Australia.

Index

Message from the Chairman



Dear Investors.

On behalf of the board of Directors, it is with great pleasure that I invite you to become a shareholder of Mesoblast Limited.

During our lives we will all most likely suffer from complications associated with accidents. degenerative disease or just old age. These complications usually affect our bones and joints which in turn may severely limit our mobility and quality of life.

Mesoblast is a biotechnology company committed to the commercialisation of a unique adult stem cell technology with specific application in the regeneration of bone and cartilage. The technology has already achieved outstanding results in recent *in vivo* studies.

The whole field of adult stem cell technology is very exciting and rapidly evolving. Our technology has been developed over a period of more than ten years by the prestigious Institute of Medical and Veterinary Sciences and the Hanson Institute in Adelaide, Australia. Mesoblast has a proprietary world-wide licence for the ongoing development and commercialisation of this technology for orthopaedic applications including the repair and regeneration of cartilage for joints and backs as well as the repair of large bone fractures. These conditions are very common and greatly impact on both quality of life and cost to the community.

Mesoblast's strategy is to minimise corporate costs and intelligently outsource to world leading institutions a majority of the work necessary to bring the technology to market in orthopaedic applications. We intend to utilise these resources to deliver medical milestones, to meet rigorous timelines and to progressively enhance shareholder value.

Our Board of Directors and management are exceptionally experienced with substantial and relevant international capability in delivering and commercialising biotechnology. Mesoblast's human capital is well demonstrated by its scientific founder, Professor Silviu Itescu, who is a recognised world authority in adult stem cell therapy.

In addition Mesoblast will acquire a 33.3% interest in Angioblast Systems Inc. Angioblast is an American company primarily focused on developing products for the cardiovascular markets. Furthermore, Angioblast owns the intellectual property rights for the adult stem cell platform technology licensed to Mesoblast.

Clearly the funds raised as a result of this Offer will not be sufficient to deliver regulatory approval to sell the product in our targeted markets. Rather, we the Board of Directors and management believe that the funds raised will enable the Company to advance the development of the technology over the next 2 to 3 years to the stage of investigational new drug (**IND**) approval, thereby crystallizing shareholder value and opening opportunities to licence the technology to major international corporations in these lucrative fields.

An investment in Mesoblast involves a number of risks but also provides an opportunity to participate in this exciting technology which stands to benefit us all. On behalf of the Board of Directors, I commend this Offer to you and recommend that you read this Prospectus in full.

I very much look forward to welcoming you as a shareholder of Mesoblast.

Yours faithfully

Michael Spooner

Michael Spooner
Chairman
Mesoblast Limited

Investment Highlights



Please note investors should also read the Risk Factors outlined in section 7 of this Prospectus before deciding to invest in Shares in the Mesoblast. The following is only a summary of some of the key investment features of investing in Shares in Mesoblast -

- **Leading Adult Stem Cell Technology**

  Mesoblast is commercialising leading proprietary Adult Stem Cell Technology for Orthopaedic Applications. The Technology has been developed over a ten-year period by the prestigious Institute of Medical and Veterinary Sciences and the Hanson Institute Adelaide, and has already achieved outstanding results in recent *in vivo* studies.

- **Compelling Advantages**

  The Adult Stem Cell Technology has a number of compelling commercial and technological advantages, including:

  (a) numerous commercial applications for diseases with large potential markets and unmet clinical needs;

  (b) up to a 1000-fold increase in the purity of the initial stem cell starting material relative to competing technologies;

  (c) the potential for production of universal donor cells whereby the stem cells extracted from one donor can be purified, expanded and injected into multiple recipients without fear of rejection;

  (d) rapid cell culture and expansion to produce commercially viable quantities in a cost efficient environment;

  (e) a commercial model which delivers a universal and scaleable "off-the-shelf" product comparable to a pharmaceutical commercial model;

  (f) advantages over embryonic stem cell technologies, such as absence of ethical concerns surrounding embryo creation and destruction, lower risk of cancer formation, quicker and less costly to culture, no immune rejection.

- **Licence for Orthopaedic Applications**

  Mesoblast has a proprietary world-wide licence (**Orthopaedic Licence**) to develop and commercialise the Adult Stem Cell Technology for Orthopaedic Applications. These applications include the treatment of some of the most common diseases and injuries to confront the western medical system, such as bone fractures and cartilage degeneration of knee and vertebrae.

- **Significant Investment In Cardiovascular and Other Applications**

  From the proceeds of this Offer, Mesoblast will invest up to $10m (in tranches) to acquire 33.3% of Angioblast Systems Inc., a US-based corporation which owns the Adult Stem Cell Technology platform. Angioblast is commercialising the Technology for cardiovascular and other applications, including the repair and regeneration of heart muscle and growth of new blood vessels for peripheral arterial disease and skin ulcers. These funds will be specifically used by Angioblast to further develop and commercialise the cardiovascular applications of the Technology, giving a significant and positive impact on Mesoblast.

- **Focused Development Plan and Commercial Strategy**

  The focus of Mesoblast and Angioblast will be to deliver an Orthopaedic and a Cardiovascular Investigational New Drug (**IND**) approval from the Food and Drug Administration in the United States within 2-3 years. In gaining INDs in separate fields, it is anticipated that significant shareholder value will be delivered. Once IND approvals are obtained, the companies will also be ideally positioned to seek significant strategic partnership opportunities with major industry players.

- **Experienced Scientific Founder and Board of Directors**

  Professor Itescu is the founder of both Mesoblast and Angioblast and is a Director and Chief Scientific Adviser to each company. An acknowledged authority in adult stem cell therapies, Professor Itescu is based at New York's Columbia University and is also on the faculty of Melbourne University. He has advised the United States FDA committee which evaluates IND applications relating to stem cell technologies. The balance of the Mesoblast and Angioblast Boards comprise biotechnology, pharmaceutical and regulatory professionals experienced in the global commercialisation of medical technology including the former Managing Director & CEO of Ventracor Limited, world-wide President of the Cardiology Division of Johnson and Johnson's Cordis Corporation, Vice President, Worldwide Quality Assurance, for the Ares-Serono Group, and CEO of Knoll Pharmaceuticals Inc.

- **Eminent Scientific Advisory Board**

  The joint Scientific Advisory Board for Mesoblast and Angioblast comprises some of the world's key opinion leaders in the fields of orthopaedic, cardiovascular, diabetes and stem cell therapies.

- **Attractive Pricing**

  Based on the Issue Price of $0.50 per share, the Offer will raise $21 million and on listing, at the Issue Price, Mesoblast will have a market capitalisation of $46.755 million.

- **Underwritten Offer**

  The Offer is fully underwritten by Lodge Partners Pty Ltd.



1 Offer Summary



1.1 The Offer

Under the Offer a total of 42 million Shares are being offered to the public for subscription at an issue price of $0.50 each, payable in full upon subscription.

This Offer is fully underwritten and will raise $21 million, which is both the minimum and maximum subscription under this Prospectus.

No Shares will be allotted or issued until the minimum subscription has been received and if Mesoblast does not receive the minimum subscription within 4 months of the issue of this Prospectus, all Application monies will be refunded in full without interest.

1.2 Indicative Key Dates

Prospectus lodged with ASIC	16 November 2004
Opening Date	24 November 2004
Closing Date	10 December 2004
Expected date for dispatch of transaction confirmation statements	15 December 2004
Expected date for Official Quotation	17 December 2004

Mesoblast in consultation with the Underwriter expressly reserve the right to vary the Offer dates, or may decide to withdraw or otherwise not proceed with the Offer, without prior notice. If the Offer does not proceed the Application money will be returned to the Applicants without interest.

1.3 Purpose of the Offer

The purposes for the capital raising are to enable:

(a) Mesoblast to acquire a 33.3% interest in Angioblast Systems Inc;

(b) Mesoblast to obtain investigational new drug (IND) approval in relation to an Orthopaedic Application of the proprietary Adult Stem Cell Technology; and

(c) Angioblast to obtain investigational new drug (IND) approval in relation to Cardiovascular Applications of the proprietary Adult Stem Cell Technology.

1.4 Use of IPO Funds

Mesoblast will raise $21 million from the issue of Shares under this Offer. It is intended that the $21 million raised under this Offer will be used by Mesoblast as summarised in the table below:

Use of Funds by Mesoblast	$A (million)
Acquisition of 33.3% of Angioblast	10.00
Mesoblast contribution to the Expenditure Program (as detailed in section 1.5)	7.65
Working capital	1.50
Expenses of the Offer	1.85
Total funds	21.00

In addition to the IPO funds of $21 million, Mesoblast has raised approximately $1.1 million from its Existing Investors (see section 9.6). This funding from the Existing Investors provides additional working capital to that detailed in the above table.

Mesoblast has sufficient working capital to carry out its objectives stated in this Prospectus.

1.5 Expenditure Program

The total Expenditure Program outlined below is to be met jointly by Mesoblast and Angioblast, with the objective of obtaining investigational new drug (IND) approvals for the Adult Stem Cell Technology, in the case of Mesoblast in an Orthopaedic Application and in the case of Angioblast in a Cardiovascular Application.

Mesoblast will fund its contribution of $7.65 million to this Expenditure Program as outlined in section 1.4. Angioblast will fund its contribution to the Expenditure Program using the investment funds ($10 million) it receives from Mesoblast (as referred to in section 1.4).

Description	Anticipated Expenditure ($million)
GMP antibody manufacturing	1.676
GMP cell culture process and scale-up	6.264
Pre-clinical toxicology and safety	3.089
Autologous human clinical trials	1.546
Regulatory costs and patent expenses	0.997
Provisioning for additional research activities	3.159
Total	**16.731**

The expenses of pre-clinical development through to IND applications will be shared between Mesoblast and Angioblast as the Adult Stem Cell Technology provides in part a common platform for the specific applications for each company. This is expected to result in significant cost savings for both companies.

This anticipated expenditure program may vary from the actual expenditure incurred by the companies, reflecting the results of pre-clinical and clinical work as they come to hand.



1.6 Capital Structure

Following the completion of the Offer the shareholding structure in Mesoblast will be as follows:

Category	Number of Ordinary Shares	% Ownership Interest
New Shareholders under this Offer	42 million	44.91%
Existing Investors *	51.51 million	55.09%
Total number of Shares on issue after the Offer	93.51 million	100%
Market capitalisation at the Offer Price	$46.755 million	

* On completion of the Offer, the Existing Investors' preference shares convert to ordinary shares in the Company.

In addition the following options have been or are to be granted after the close of the Offer:

Category	Number of Options	Exercise Price	Expiry Date
Existing Investors	4.32 million	55 cents	5 years after the date of grant with an escrow period of 12 months from date of grant
Directors *	700,000	60 cents	4 years from date of grant
Chief Operating Officer *	240,000	60 cents	vest in three equal tranches subject to performance hurdles and each tranche expiring 12 months from its vesting
Underwriter *	400,000	55 cents	3 years from date of grant
Total **	5.66 million		

* The proposed options to the Directors, Chief Operating Officer and the Underwriter are partly success based and will only be granted by the Company on the admission of the Company to the Official List of the ASX.

** The total amount raised by the Company if all of the options detailed above are exercised is $3,160,000 which amount has NOT been taken into consideration by the Company in calculating its cash flows.

For details of the Existing Investors see section 9.6. For full details of the terms and conditions of the options which have been issued, see sections 9.5, 9.6 and 9.8(b).

1.7 How to Apply for Shares

To participate in the Offer the Application Form must be completed in accordance with the instructions on its reverse side.

Applications must be for at least 4,000 Shares ($2,000) or a greater number in multiples of 1,000 Shares ($500). The Offer Price of the Shares is payable in full on Application.

Cheques must be in Australian currency and made payable to **"Mesoblast Limited - Share Subscription Account"** and crossed **"Not Negotiable"**.

1.8 Electronic Prospectus

If you have received this Prospectus as an Electronic Prospectus, please ensure that you have received the entire Prospectus accompanied by the Application Form. If you have not, please contact the Underwriter or Mesoblast and you will be forwarded, free of cost, either a paper copy or a further electronic copy of the Prospectus as requested by you.

Notwithstanding that you may receive this Prospectus electronically, there is no facility for Applications to be accepted electronically. The Application Form in this Prospectus must not be circulated or handed on to prospective investors unless accompanied by a copy of this Prospectus.

Mesoblast reserves the right not to accept an Application for Shares from a person where it has reason to believe that, when that person was given access to the electronic Application Form, it was not provided together with the Electronic Prospectus and any relevant supplementary or replacement Prospectus or any of those documents were incomplete or altered. In such case, the Application money received will be dealt with in accordance with section 722 of the Corporations Act.

1.9 Lodgement of Applications

Applicants who receive a firm offer should return their completed Application Forms to the Underwriter or broker from whom they received their firm allocation of Shares.

Applicants applying for the general offer should return their completed Application Forms together with their cheque for the Application money to the Share Registry or the Underwriter.

The Share Registry	**The Underwriter**
Mesoblast Limited Share Offer	Mesoblast Limited Share Offer
C/- ASX Perpetual Registrars Ltd	C/ - Lodge Partners Pty Ltd
Level 4, 333 Collins Street	Level 3, 405 Collins Street
Melbourne, Victoria 3000	Melbourne, Victoria 3000

1.10 Allocation Policy

Mesoblast reserves the right to authorise the issue of a lesser number of Shares than those for which Application has been made or to reject any Application. Where no issue or allocation of Shares is made or the number of Shares issued is less than the number applied for, surplus Application money will be refunded without interest.

If an Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. Mesoblast's decision as to whether to treat an Application as valid, and how to construe, amend or complete it, will be final. Mesoblast's decision on the number of Shares to be allocated to an Applicant will also be final.

1.11 Application Monies Held on Trust

All Application money will be held on trust in a separate bank account which has been opened only for this purpose until the Shares are issued and allotted under the Offer or the Application money is refunded to the unsuccessful Applicants.

1.12 Application for ASX Listing

Not later than 7 days after the date of this Prospectus, application will be made to the ASX for Mesoblast to be admitted to the Official List of the ASX and for the Official Quotation of the Shares.

The fact that the ASX may admit Mesoblast to its Official List is not to be taken in any way as an indication of the value or merits of Mesoblast or of the Shares offered under this Prospectus. Official Quotation, if granted, will commence as soon as practicable after the issue of transaction confirmation statements to successful Applicants. If permission for quotation of the Shares is not granted within 3 months after the date of this Prospectus, all Application money will be refunded without interest.

1.13 Underwriting Summary

The Offer is fully underwritten by Lodge Partners Pty Limited, a member firm of the ASX. The Company will pay underwriting fees and disbursements as provided for under the Underwriting Agreement. Details of the Underwriting Agreement including circumstances under which the Underwriter may terminate its obligations are set out in section 9.5(a).

1.14 Escrow Arrangements

ASX may, as a condition of granting Mesoblast's application for Official Quotation of its Shares, classify certain of its Existing Shares as restricted securities. Any such classification will restrict the transfer of effective ownership or control of any restricted securities without the written consent of the ASX and for such period as the ASX may determine. The terms of any such restriction or escrow arrangements will be determined by the ASX in accordance with the ASX Listing Rules. Details of any such restriction or escrow arrangements will be disclosed prior to commencement of Official Quotation of Mesoblast's Shares.

The Existing Investors have also entered into voluntary escrow agreements with the Company, restricting their ability to dispose of or transfer ownership or control of any of their Shares for a period ranging from 3 to 24 months from the date of listing, unless the Company consents.

1.15 Dividend Policy

Mesoblast does not intend to pay any dividends in the foreseeable future as all funds (net of expenses) are to be committed to the development and commercialisation of the Adult Stem Cell Technology in Orthopaedic Applications and the investment in Angioblast.

No assurance as to future profitability can be given as it is dependent on the commercialisation of the Adult Stem Cell Technology and the success of commercial applications of that technology. Other factors beyond the control of the Directors, such as market competition, may also affect profitability and therefore the capacity of Mesoblast to pay dividends in the long term. Consequently, the Directors cannot give any assurances concerning the payment of any dividends.

1.16 Taxation

The tax treatment and consequences of the Offer will vary depending on the particular circumstances of the Applicant. Mesoblast accepts no liability or responsibility in relation to any taxation consequences connected to the Offer. A general tax commentry is included in section 8, however Mesoblast accepts no liability or responsibility in relation to any taxation consequences for individual investors. Therefore it is

the responsibility of any Applicant to satisfy themselves regarding the appropriate tax treatment for them.

1.17 CHESS

Mesoblast will apply to be admitted to participate in CHESS, in accordance with the ASX Listing Rules and the ASTC Settlement Rules. On admission to CHESS, Mesoblast will operate an electronic issuer-sponsored subregister and an electronic CHESS subregister. The two subregisters together will make up Mesoblast's principal register of Shares.

Mesoblast will not issue certificates to Shareholders. Shareholders will be provided with a transaction confirmation statement, which sets out the number of Shares allotted to the Shareholder under this Prospectus.

At the end of the month of allotment, CHESS (acting on behalf of Mesoblast) will provide Shareholders with a holding statement that sets out transactions on your holdings and confirms the number of Shares held. The Registrar will issue holding statements for shareholders on the issuer sponsored subregister.

If you buy or sell Shares after the initial allotment, a holding statement will be provided to you at the end of the month in which the balance of your holding changed on the register.

Transaction confirmation statements and holding statements provide details of a Shareholder's Holder Identification Number in the case of a holding on the CHESS subregister or Securityholder Reference Number in the case of a holding in the issuer-sponsored subregister.

1.18 Investor Enquiries

If after reading this Prospectus you do not fully understand it or the rights attaching to the Shares offered by it, you should consult an accountant, lawyer or other qualified professional adviser for assistance.

Further information and additional copies of this Prospectus can be obtained online at http://www.lodgepartners.com.au or by contacting:

Lodge Partners Pty Limited on telephone number (03) 9618 7000.





Company Overview 2



2.1 Introduction

In 2001 Professor Silviu Itescu founded Angioblast, a United States-based company focusing on the development of therapeutic products for cardiovascular diseases. Professor Itescu is a recognised world authority in the field of adult stem cell therapy, is based at Columbia University in New York and is also on the medical faculty of the University of Melbourne. He has advised the United States President's Council on Bioethics in the fields of stem cells and cardiovascular diseases and the United States Food and Drug Administration's (**FDA**) Biological Response Modifiers Advisory Committee (**BRMAC**) which evaluates applications pertaining to stem cell technologies.

In 2002, aware of the demand by the medical community for effective cell therapy products for cardiovascular diseases, Angioblast undertook a world-wide search to identify adult stem cell technology considered to have significant and extensive advantages over competing technologies and to have the greatest prospect for commercial development.

Professor Itescu and Angioblast identified technology developed over more than 10 years by scientists at the Institute for Medical and Veterinary Sciences (**IMVS**) and the Hanson Institute in South Australia as meeting their technical and commercial criteria. This technology enables efficient extraction, isolation and scale-up of adult mesenchymal precursor cells, which are the building blocks for cells and tissues that make up support structures and solid organs in the body, such as arteries, heart muscle, bone, and cartilage. As a result, Angioblast entered into a commercial relationship with IMVS and today owns the proprietary Adult Stem Cell Technology.

Work by scientists at the IMVS using the proprietary Adult Stem Cell Technology has been most advanced in the fields of bone and cartilage (**Orthopaedic Applications**), and has already achieved outstanding results in recent *in vivo* studies. In view of the large sizes of the potential orthopaedic markets and the specialised program development skills needed for commercialisation of orthopaedic therapeutic products, Mesoblast was established in July 2004 and granted a proprietary, world-wide licence to develop and commercialise the proprietary Adult Stem Cell Technology for Orthopaedic Applications (**Orthopaedic Licence**). Professor Itescu is the Chief Scientific Adviser for Mesoblast.

Through the proceeds of this Offer, Mesoblast will fund the continued development of the Adult Stem Cell Technology in Orthopaedic Applications and undertake investment of $10 million (in tranches) to acquire a 33.3% interest in Angioblast. In turn, Angioblast will use the proceeds received from Mesoblast to fund continued development of the Adult Stem Cell Technology in Cardiovascular Applications.

Mesoblast and Angioblast have each planned a 2 to 3-year joint development program to build on the extensive pre-clinical studies already completed, with the objective to enable each company to obtain FDA IND approval for, respectively, a lead orthopaedic and a lead cardiovascular application of the Adult Stem Cell Technology. For each application of the Adult Stem Cell Technology, the IND submission will derive from a common technology platform, thereby enabling Mesoblast and Angioblast to act collaboratively and cost-efficiently to obtain the necessary data required for their respective IND applications.

Obtaining IND approval to begin FDA-sanctioned clinical trials is seen as a major objective of each company, as its receipt is expected to provide each company with the opportunity to enter into significant commercial arrangements with major corporate partners, anticipated to earn each company significant immediate and subsequent milestone-linked payments as well as on-going royalties on the ultimate sale of its respective products. IND approval is also expected to provide each company with attractive funding alternatives for the conduct of subsequent pivotal clinical trials, as a precursor to FDA approval of its products in the USA.

2.2 Description of the Adult Stem Cell Technology

2.2.1 Stem Cells

Human stem cells are reservoirs of immature cells that replenish organs and tissues throughout the body. Stem cell research dates back over four decades, and relates to stem cells obtained from either embryonic tissues or from various tissues in adults, including bone marrow, fat, skin and dental pulp. Stem cells obtained from human embryonic tissues, termed embryonic stem cells, are associated with profound ethical issues surrounding embryo creation and destruction, and have a much higher risk of cancer formation than those obtained from adult tissues, termed adult stem cells. Once stem cells are identified and isolated, appropriate stimuli may be applied to cause them to mature into any one of a variety of tissue types, such as blood cells, bone, cartilage, fat, blood vessels and heart muscle. This leads to the possibility of using stem cells to repair and regenerate a wide range of tissues and organs.

2.2.2 Adult Stem Cells

Adult stem cells consist of two broad types, haematopoietic precursors and mesenchymal precursors. Haematopoietic precursors give rise to new blood cells, can be harvested using existing technology, and are already being used clinically for patients with certain types of cancers after high-dose chemotherapy. These types of adult stem cells do not normally give rise to tissues other than blood cells and cannot easily be

grown up and expanded in culture. Moreover, they are immediately recognized as foreign and rejected when transplanted between unrelated individuals.

Mesenchymal precursors give rise to cells and tissues that make up solid organs in the body, such as bone, heart muscle, and cartilage. Until now, technology to efficiently isolate and expand sufficient numbers of mesenchymal precursors for commercial application has not been available. Scientists have had to rely on crude techniques to isolate such stem cells from tissue material and grow them up in sufficient numbers for clinical use, making the prospects to date for commercial application of these cells remote.

2.2.3 The proprietary Adult Stem Cell Technology: Mesenchymal Precursor Cells (MPC) for Tissue Regeneration

Adult stem cell research over the last four decades has shown that adult stem cells exist within a family hierarchy. At the top of the hierarchy is a highly potent stem cell that, like a queen bee, multiplies prolifically and gives rise to a large repertoire of cell types. Hence a key research goal has been to learn how to purify high potency stem cells. This was achieved in the haematopoietic system twenty years ago. However in the case of precursors of mesenchymal cell types, the ability to purify the most highly potent stem cell has lagged.

Many years of research by scientists at the Institute for Medical and Veterinary Sciences (**IMVS**) and the Hanson Institute in South Australia led to the discovery of ways to isolate the potent stem cells that lie at the top of the hierarchy for precursors of mesenchymal cell types. These scientists have developed proprietary technology which enables efficient extraction, isolation and scale-up of the most potent of these types of adult stem cells, called mesenchymal precursor cells or MPC (**MPC Technology**).

This Technology is based on the identification of unique and specific markers on the surface of the MPC and the use of monoclonal antibodies to bind to these cells and extract them from the tissues in which they reside. This results in isolation of a pure population of highly potent stem cells characterised in terms of surface markers, genetic makeup, range of factors secreted, and superior proliferative potential and biological activities compared with mesenchymal precursors isolated by other researchers.

By starting with such a pure MPC population, the subsequent culture of stem cells with multipotential capability, or ability to mature into any one of a variety of tissue types, such as bone, cartilage, fat, blood vessels and heart muscle, is greatly enhanced in comparison with current, conventional methods. Moreover, injecting cultured stem cells derived from such a pure MPC population into a foreign tissue results in more effective regeneration of the recipient's own tissues, triggering the growth of new bone, cartilage, blood vessels and heart muscle.

A key characteristic of all adult stem cells is their ability to self renew, or divide for many generations, under appropriate culture conditions. This property makes the use of adult stem cells attractive for commercial application since they can be greatly expanded in culture from only a few starting cells. The higher concentration of adult stem cells present in the starting material isolated using the proprietary MPC Technology means that this population contains approximately 1000-fold more cells with high self-renewal capability than cells isolated by other methods. Consequently, the proprietary MPC Technology will result in quicker and easier stem cell culture and expansion. The anticipated end result is that the final product derived from the proprietary MPC Technology has significantly greater potency at lower cost of culture and expansion.

Mesoblast has obtained the Orthopaedic Licence to develop the proprietary MPC Technology for all commercial Orthopaedic Applications. In addition, Mesoblast is undertaking an investment of up to $10 million to acquire a 33.3% interest in Angioblast, which owns the MPC Technology and which is currently developing the MPC Technology in Cardiovascular Applications.

2.2.4 Intellectual Property and status of Patent Portfolio

The intellectual property portfolio which is the subject matter of the Orthopaedic Licence, is now owned by Angioblast. The intellectual property covers composition-of-matter for the multi-potent MPC, methods to identify, purify and expand the cells, and specific indication patents that cover broad fields of regenerative medicine.

An Independent Expert Report pertaining to the breadth, quality and effect of the patent applications underlying the intellectual property is provided in section 6 of this Prospectus.

2.3 Advantages of the proprietary Stem Cell Technology over other adult stem cell technologies

The proprietary MPC Technology has a number of advantages over other stem cell technologies, notably:

(a) *Precise identification and ease of isolation*

A number of methods have been used historically to isolate mesenchymal precursors from sites at which they reside. These methods generally rely on specific physical properties of the cells, including density. The problem with this type of approach is that no physical properties have been uniquely ascribed to the mesenchymal precursors and many different cell types are co-isolated using these



methods, resulting in a mixed population of cells. The end result is a less effective, longer and more expensive process of cell production.

The purification approach embodied in the MPC Technology results in a cell population containing approximately 1000-fold greater concentration of mesenchymal precursors compared to conventional methods of isolation. This enables isolation of a homogeneous, and consequently more effective, stem cell population.

(b) Ease of expansion and scale-up

Most adult stem cells, including haematopoietic precursors, cannot be efficiently expanded in culture. In contrast, the MPC have a variety of receptors on their surface that can be activated by growth factors to cause rapid cellular division and efficient large-scale expansion. Since the potency of this homogeneous MPC population is likely to directly translate into easier culture and expansion, it follows that the costs of the cell culture process (a major component in the overall costs-of-goods) are therefore likely to be significantly reduced, resulting in a significant cost advantage in commercial product development.

(c) Wide range of potential commercial applications for diseases with unmet clinical needs

The vast majority of adult stem cells in the human bone marrow are of haematopoietic type, meaning they generally have the capacity to become blood elements but not components of mesenchymal tissues. Therefore, existing bone marrow and haematopoietic stem cell separation or harvesting technologies do not have the ability to provide a homogeneous source of adult stem cells capable of effectively regenerating mesenchymal tissues such as bone, cartilage, or heart muscle. The MPC Technology is uniquely placed to provide a homogeneous and highly-effective source of cells for the treatment of a wide range of conditions requiring repair and regeneration of mesenchymal tissues, such as bone fractures, osteoarthritis, and heart failure, for which no adequate alternative therapies currently exist.

(d) Can be used in allogeneic recipients, generating "universal" products

Until now, the development of adult stem cell technology has been focused on an auotologous product, i.e. extracting and culturing a patient's own stem cells to be re-applied to that patient at some later time. This is potentially a very expensive approach as the cost of any single extraction and culture process can be attributed to the treatment of only one patient.

By contrast, MPC from one donor do not elicit an immune response when exposed to immune cells from unrelated recipients. Therefore, it is likely that a range of universal ("off-the-shelf") MPC products can be generated from a few donors for use in many unrelated recipients without fear of rejection by the patient. Generating "universal" MPC in large numbers for use in unrelated recipients will enable batching of quality assurance/quality control tests, greatly reducing cost-of-goods and increasing margins. In addition, rather than having to wait several weeks to culture a patient's own stem cells for treatment of the patient, universal MPC products will immediately be available for use in treating a patient's condition as soon as it is diagnosed, e.g. fracture or heart attack, in much the same way as any pharmaceutical product.

(e) Advantages of the proprietary Adult Stem Cell Technology over embryonic stem cells

MPC have four major advantages over embryonic stem cells:

- there are no ethical issues or barriers such as those surrounding embryo creation and destruction,
- they are not recognized as foreign cells by the immune system of an unrelated party and are not rejected,
- they are already partially matured and, therefore, require fewer steps (and therefore less time and cost) in the culture process to develop into a specific tissue type,
- they have a much lower risk of cancer formation.

2.4 Potential Markets for the MPC Products

2.4.1 Mesoblast - Orthopedic Applications

(a) Segmental bone defects

Of the 6.3 million fractures occurring annually in the US alone, over 1 million are associated with difficult or prolonged healing, resulting in non-unions, delayed unions, and malunions. Non-union is defined as the cessation of all reparative processes of healing without bony union, and is generally the result of inadequate reduction of the original fracture, inadequate immobilisation, loss of blood supply, and infection. Delayed or non-union is diagnosed clinically on examination and by X-ray showing failure of bone repair more than 3 months beyond the expected time of healing.

Ultimately, approximately 10% of all fractures (approximately 500,000 per year in the US) with large segmental defects that heal slowly and/or poorly require bone grafting using autografts (patient's own bone tissue) or allografts (foreign tissue) to add to the bone volume and eventually the

bone strength. Successful use of autografts or allografts is greatly limited by a lack of blood supply to the new bone and by the limited number of regenerating bone cells within the tissue being grafted. Moreover, autografts are complicated by the chronic pain that ensues at the donor site, while allografts have poorer success rates due to immune rejection of the graft.

Mesoblast's MPC Technology uniquely offers a superior approach to each of these alternatives: it has the capacity to generate both new bone and new blood vessels, enabling greater bone regeneration. MPC behave like an autograft in that they do not induce an immune reaction, but with the advantage that there is no autograft donor sites. The Company envisages that surgical implantation of MPC into poorly-healing fracture sites will be more effective, reduce the repair procedure time, and eliminate chronic pain and other complications associated with donor wound sites.

(b) *Chronic cartilage degeneration and acute meniscal tears*

Inflammatory diseases of the joints affect over 43 million Americans annually. Osteoarthritis is a degenerative disease which results in damage to the articular joint surface and loss of cartilage needed for freedom of motion and stability of the joint. Cartilage has no capacity to regenerate and, consequently, loss of cartilage at the joint surface results in joint instability and loss of joint function. Irreversible osteoarthritis is the inevitable end result 5-15 years after trauma in an affected joint, most commonly the knee.

More than 10 million Americans currently suffer from osteoarthritis of the knee, making it the most common joint disease. Risk factors include being overweight, joint injury, muscle weakness, having other forms of arthritis and heredity. Osteoarthritis of the knee is characterised by degeneration and loss of meniscal cartilage which cushions the ends of bones, bone-on-bone grinding, and ultimately pain and loss of movement. In addition to degenerative osteoarthritis, acute trauma to a healthy knee joint, such as during sporting activity, frequently results in tearing and damage to the meniscal cartilage of the knee joint.

Effective therapies for progressive osteoarthritis do not exist, with current treatments at best alleviating painful symptoms without restoring the cartilage lining the joint and improving joint function. In many cases, joint replacement surgery is the only option for restoring joint function.

In the United States, approximately 800,000 patients undergo arthroscopic knee surgery annually for treatment of chronic, degenerative, osteoarthritic meniscal cartilage disease or acute meniscal cartilage tears. While arthroscopic surgical repair of an acutely torn meniscal cartilage can be effective at alleviating acute knee joint pain and/or instability, the results are usually temporary. Most knee arthroscopies are only used to perform lavage and debridement (instillation of saline and cleaning the joint of bony debris), which does not usually result in improved knee symptoms since the bone surfaces continue to lack cushioning (chondral) cartilage tissue. Surgical implantation of own (auto-) or foreign (allo-) cartilage tissue remains an experimental procedure for treatment of osteoarthritis, but this approach is severely limited by the inability of mature cartilage tissue to grow and divide.

Mesoblast will initially target the existing knee arthroscopy market for chronic osteoarthritis and acute meniscal cartilage tears, and envisages that arthroscopic knee injection of its MPC product will enable regeneration of both chronically damaged chondral cartilage as well as acutely torn meniscal cartilage, thereby permanently relieving pain and restoring joint stability and freedom of motion.

(c) Vertebral disc degeneration

The intervertebral disc is a cartilage that acts as a cushion for the stress forces on the spine and enables the normal rotational movements of the spine to occur. With advancing age, there is progressive loss of the proteoglycan material of the disc, resulting in increased susceptibility to the effects of shear forces. This results in a process termed degenerative disc disease, affecting 20-25% of the population, and characterised by progressive tears and cleft formation of the inner layer of the disc, in splitting of the outer layer, and in microfractures of the disc endplates.

Pain associated with disc degeneration may be felt locally in the back due to the local effects of spinal instability or disc incompetence, or at a distance away from its site of origin, such as sciatica, due to compression of nerve roots or due to leakage of degenerated disc material into the nerve roots. Lower back arthritis may be felt as pain in the buttock, hips, groin, and thighs. Bowel or bladder incontinence, or numbness in the perineal area, may indicate severe nerve compression needing surgical decompression.

For chronic low back pain associated with moderate degenerative disc disease, available therapies are limited and include pain management and physiotherapy. Surgical options such as spinal fusion (where the two vertebra are fused to prevent their rotation and the attendant compression of a nerve) are reserved for the more than 1 million

patients in the US who suffer from severe degenerative disc disease annually. Spinal fusion involves the use of grafted bone to form a solid bridge between two adjacent vertebra. The graft may be either a patient's own bone and marrow cells or foreign bone chips. The graft is implanted together with an agent that causes bone growth, stimulating the bony bridge to knit to the flanking vertebra. However, the procedure is performed in only approximately 200,000 patients annually, or less than 20% of patients with severe degenerative disc disease, since it is a major surgical procedure, and is associated with serious complications, including infection, risk of permanent nerve damage, and recurrence or worsening pain symptoms. Artificial vertebral disc prostheses have recently been introduced, however these are associated with the same complications of surgery as fusion procedures, as well as loss of mobility and device failure, e.g. screw breakage.

Since it is anticipated that the MPC can produce the same types of proteoglycan materials as are present in normal intervertebral discs, Mesoblast envisages its product being a simple injection of MPC into a degenerated intervertebral disc to provide cells for repair of the non-cellular component of the degenerated disc. Because of its anticipated ease of application and lack of side-effects, this approach should offer a relatively non-invasive and cost effective therapy for patients with moderate or severe degenerative disc disease.

2.4.2 Angioblast - Cardiovascular Applications

• *Myocardial infarction (MI or heart attack)*

Over 1.1 million Americans have a heart attack each year. Although 80% survive the initial heart attack, nearly half become disabled with heart failure over the next six years. Ultimately, over half a million people in the US die each year as a result of a heart attack, either due to the acute event itself or due to heart failure in the wake of a past heart attack. This makes heart attacks the single biggest killer of Americans.

A heart attack occurs when a coronary artery becomes completely blocked so starving a section of heart muscle (myocardium) of oxygen and nutrients. If the blockage remains uncleared the section of heart muscle will die. Due to improved methods of diagnosis, emergency care, and methods to unblock the obstructed coronary artery, approximately 80% of patients having a heart attack will survive the initial event. However, the major complication in survivors is that in the days after the attack, tissues surrounding the dead zone are inadequately irrigated by collateral blood vessels, and also die off. The loss of heart muscle subsequently leads to the onset of heart failure.

Numerous treatments are currently available following heart attack to aid the restoration of blood flow and/or prevent the onset of heart failure. However, each of these treatments have been shown to have only modest effects in preventing heart failure after a heart attack and none of these agents is capable of treating heart failure by increasing blood vessel formation or inducing cardiac regeneration. Enhanced blood flow to surviving heart muscle and, ultimately cardiac regeneration, is the essential goal in ensuring that risk of heart failure after heart attack is minimised.

Scientists have recently shown that methods which increase the amount of blood vessels present in healthy heart muscle adjacent to the heart attack area can induce cardiac regeneration and effectively assist in preventing heart failure after a heart attack. The larger the blood vessels that are created, the greater the preventative effect on post-infarct heart failure.

Since it is anticipated that MPC can induce sustainable large blood vessel formation, the Company envisages that catheter-directed injection of its MPC products into heart muscle shortly after a heart attack could become a routinely used procedure to improve cardiac function, enhance quality of life, and reduce the likelihood of heart failure following a heart attack.

• *Congestive heart failure*

Congestive heart failure (CHF) affects approximately 5 million people in the U.S. (2% of their population), with 550,000 new cases and 45,000 deaths occurring each year. It is estimated that as many as 20 million people have unsuspected heart failure and are likely to develop symptoms in the next one to five years.

CHF typically occurs when an injured heart muscle is unable to pump strongly enough to maintain sufficient blood circulation to meet the needs of the body's other organs. Patients are constantly tired, short of breath, and in and out of hospital. One-third of patients with CHF require repeat hospitalisation within three months after discharge, and heart failure is the leading cause of hospitalisation in the US, accounting for 3.5 million hospitalisations per year.

Patients usually take combinations of each of several classes of agents whose mode of action is complementary, but whose individual efficacy is modest. These include diuretics and angiotensin converting enzyme inhibitors (ACEi) to reduce the amount of fluid in the body, glycosides to increase the force of the heart's contractions, and beta-blockers to reduce cardiac activity and enhance survival. None of these therapies regenerate heart muscle or rebuild heart tissue, but merely alleviate heart failure symptoms such as shortness of breath and fatigue. Moreover, they are all associated with significant side effects.

Angioblast is developing MPC products with the objective to enable the damaged heart to be rebuilt by two mechanisms which differ from existing therapies. First the formation of arterioles may increase blood supply to damaged heart muscle. Secondly, these cells may directly form new heart muscle cells. The combined effects of these two mechanisms are anticipated to result in the generation of new cardiac muscle and induce functional cardiac recovery. It is currently anticipated that delivery of the MPC to the heart will occur either by direct catheter injection or surgically alter placement on a biocompatible patch, and that the beneficial effects will be complementary to existing therapies.

- *Peripheral arterial disease and skin ulcers*

In addition to heart disease, the use of MPC for growth of new blood vessels is anticipated to have direct application for patients with Peripheral Arterial Disease (PAD), numbering over 8 million in the US alone. Risk factors for PAD are similar to those for coronary artery disease, and include high cholesterol, diabetes, smoking or obesity. Most patients with significant PAD are diabetics, and the most common symptom is severe leg pain associated with exertion (claudication). In advanced cases, wound ulceration and gangrene may occur due to inadequate blood flow to distal areas, such as toes, which become starved of blood, ulcerate, and fail to heal. The main objective of therapy for PAD is to eliminate or reduce leg pain, heal wound ulcers, prevent gangrene, and restore functional status.

Many patients with PAD will ultimately require angioplasty of the affected artery in the lower limb, and some will require an amputation of the affected limb within five to ten years of the diagnosis. Over 400,000 angioplasty procedures are performed annually in the US for PAD.

Angioblast development plans are for an MPC product that will be directly injected into the affected artery by catheter at the time of an angioplasty procedure so that unblocking the artery will be accompanied by formation of new blood vessels in the extremity, increasing the likelihood of long-term limb survival.

Similarly, an estimated 800,000 Americans are treated for diabetic foot ulcers each year. Since donor skin grafts are immediately rejected, and diabetics are not good candidates for an autograft (patient's own skin from another site) due to the fact that the donor site trauma will also not heal, a number of skin substitutes have been developed to treat diabetic wound ulcers. Although these products improve wound healing in the short term, their long-term success is limited by inadequate delivery of oxygen and nutrients due to lack of blood vessels, resulting in recurrent wound breakdown, ulceration, and ultimately infection.

In contrast, Angioblast's development plans are for an MPC product placed on a biocompatible patch to be the only product in the market with the unique capability to provide both a source of blood supply and of new cells to repair and regenerate the wound site.

2.5 Regulatory Requirements

Cellular products represent a new class of medical therapeutics and as such the precise environment for regulating their commercial development and use is still evolving. Since the United States is the largest single market for health care-related products, a thorough understanding of the US FDA regulatory framework for new devices and pharmaceuticals is essential in order to plan for commercial development of a new cell therapy product.

The regulatory requirements for pharmaceuticals are much more rigorous than for medical devices, with correspondingly longer times-to-market. The pre-clinical studies required for a new pharmaceutical product to commence clinical trials must conform to the rigorous standards of an Investigational New Drug (**IND**) application, and the clinical development program must follow a well-defined sequence of phase I, II, and III clinical trials in order to meet standards for approval by the FDA of a New Drug Application (**NDA**). The pre-clinical studies required for a device conform to requirements for an Investigational Device Exemption (**IDE**), and the clinical program usually requires only one pivotal clinical trial for obtaining FDA Pre-Market Approval (**PMA**).

In order to obtain FDA approval to begin clinical trials in the United States, companies developing cellular therapies are required to submit rigorous pre-clinical safety data meeting the standards set by an IND application. The amount of pre-clinical data required to obtain IND approvals differs according to the particular type of cell therapy.

For subsequent clinical development and market release, the FDA has established an approval process that differs from both pharmaceuticals and devices, and is referred to as a Biologics Licence Application (**BLA**). It is anticipated that the clinical development program for a BLA will fall somewhere in between that of a PMA and an NDA, meaning that the time to FDA market approval for a cell therapy product is likely to be significantly shorter than for a pharmaceutical product.

2.6 Commercial Strategy

The intrinsic advantages of the MPC technology enable the Company to pursue a business model analogous to that typical of high-margin pharmaceutical products. Specifically:

- The lack of immune activation by MPC provides the potential to use "universal" donor MPC in multiple



unrelated recipients (allogeneic cell therapy, significantly reducing cost-of-goods in comparison with autologous cell therapies which require exclusive use of a patient's own cells);

- The high purity of MPC starting material should enable easy scale-up of MPC, providing many dosages to unrelated persons from one "universal" donor;
- The MPC starting material can be easily sourced, e.g. from "universal" donors in the US under existing FDA guidelines for donor screening, in analogous fashion to collection of plasma or blood cells;
- The intrinsic advantages give rise to the prospect of establishing centralised manufacturing and distribution facilities, enabling commercial quantities of clinical-grade MPC product to be easily delivered to the end-user (orthopaedic or cardiovascular specialist) as an "off the shelf" product;
- These features are anticipated to potentially enable pharmaceutical range profit margins to ultimately be generated;
- This business model is based on the underlying proprietary MPC technology, which provides significant barriers against competitors and long-term market protection.

The immediate commercial strategy of both Mesoblast and Angioblast is based on advancing development of MPC products to a level which will enable each Company to obtain IND approvals from the FDA within 2-3 years after completion of this Offer. Following receipt of IND approval, Mesoblast and Angioblast intend to conduct their pivotal clinical trials to enable each of them to submit their respective BLA submissions for FDA product market approval.

Having regard to the subject matter of the MPC Technology, the profile of each company and its respective Board and personnel, the unmet clinical needs addressed by the intended applications of the MPC Technology and the size of the markets being targeted, it is anticipated that receipt of IND approval can be the catalyst for entry by each company into lucrative strategic corporate alliances with major industry players. From these strategic corporate alliances, each company can potentially earn significant immediate, short-term and/or mid-term milestone payments.

Potential alliance partners include established corporate entities with market leadership positions in either Orthopaedic or Cardiovascular Applications who may be seeking pipeline extension or other competitive advantage in their market.

For Orthopaedic Applications, the MPC are expected to be delivered via a biodegradable patch or matrix and may require implantation via arthroscopic guidance for precise visual access to areas of cartilage loss. These features provide opportunities for Mesoblast to identify possible corporate partners with expertise in scaffold, delivery device, bioengineering, or arthroscopic delivery technologies. The leading cannulae manufacturers in the highly lucrative arthroscopy market could benefit from obtaining technology advantages for product differentiation.

Similarly large pharmaceutical companies with extensive polymer/biomaterial and scaffold technologies could also benefit from new applications and product differentiation. Early alliances with Mesoblast, could enable each of these corporate entities to gain greater market share with an effective cell therapy product delivered on a particular biocompatible patch or scaffold arthroscopically, potentially via a particular cannula.

For Cardiovascular Applications, anticipated corporate partners include catheter manufacturers or distributors. The lucrative catheter market is congested and leading catheter manufacturers are actively seeking technology advantages for product differentiation. Preferential use of one particular catheter type for MPC delivery may enable an increased share of the catheter market, giving rise to the potential opportunity for Angioblast to earn significant early revenues from its alliance arrangements.

2.7 Development Status of MPC Technology

Research into the MPC Technology was initiated over 10 years ago, has been the subject of extensive pre-clinical work, and has already achieved outstanding results in recent *in vivo* studies. Major results from pre-clinical studies to date include:

- MPC can be isolated from bone marrow, fat, skin, or a variety of other sites in human adults;
- MPC can be grown to large numbers in a relatively short period of time with simple and inexpensive culture techniques;
- MPC can be differentiated to bone, cartilage, fat, heart muscle and blood vessels, suggesting a wide range of potential orthopaedic, cardiovascular, and other applications;
- MPC implantation *in vivo* results in sustainable functional tissue regeneration, including bone regrowth after fracture; and cardiac recovery after acute ischemia; and
- MPC from a given donor do not induce a rejection response when exposed to immune cells from unrelated recipients.

2.8 Intended Development Program

The objective for the next 2-3 years of Mesoblast and Angioblast is to complete all pre-clinical/clinical requirements to obtain Investigational New Drug (**IND**) approvals from the United States Food and Drug Administration (**FDA**) for each of a leading Orthopaedic and Cardiovascular Application of the MPC Technology.

2.8.1 Clinical Autologous MPC development

Mesoblast and Angioblast will each undertake clinical trials (in their respective application fields) evaluating safety, efficacy of autologous MPC in patients with, respectively, orthopaedic conditions and cardiovascular conditions.

2.8.2 Pre-clinical Allogeneic MPC development

In parallel with the clinical trials outlined above, Mesoblast and Angioblast intend to complete all pre-clinical requirements to obtain Investigational New Drug (**IND**) approvals from the US FDA for initiating orthopaedic and cardiovascular clinical trials using allogeneic MPC. The pre-clinical dossiers that are intended to be presented by each of Mesoblast (in respect of orthopaedic) and Angioblast Systems Inc. (in respect of cardiovascular) to the US FDA as part of the investigational new drug (**IND**) applications will consist of a GMP manufacturing and scale-up component and large animal studies demonstrating safety and efficacy of allogeneic MPC in animals with orthopaedic and cardiovascular conditions.

Mesoblast anticipates the results of the autologous clinical trials to be available within the same time frame as those of the allogeneic pre-clinical studies. These data are intended to be presented together in the dossiers submitted by each of both Mesoblast and Angioblast to the FDA for approval of IND applications to initiate pivotal clinical trials using allogeneic MPC in orthopaedic and cardiovascular indications.

2.9 Competitive Landscape

Mesoblast is aware of a number of technologies that may potentially seek to compete with the MPC products being developed by Mesoblast and Angioblast. These include the following:

2.9.1 Orthopaedic diseases

For Orthopaedic Diseases, competitive technologies include allogeneic bone graft tissues, synthetic bioactive materials to stimulate bone growth, recombinant bone stimulatory factors, biomaterials to replace damaged endogenous cartilage, and viscosupplementation to increase the hyaluronic acid content of cartilage.

Allogeneic bone graft technologies are limited by rejection and lack of blood supply, while bone stimulatory factors and biomaterials are limited in degree of efficacy. Viscosupplementation reduces pain, but has no effect on growth of new cartilage.

Use of MPC should prove superior to allogeneic grafts because of the dual effect of blood vessel growth and direct bone or cartilage generation. Moreover, Mesoblast envisages that combining MPC with growth factors and/or biomaterials will result in further synergistic outcomes. Finally, since MPC will most likely be delivered directly into the site of needed bone or cartilage repair, the treatment is likely to be less invasive than current surgical approaches and will not be associated with the type of donor site chronic pain that accompanies autologous bone grafts.

2.9.2 Cardiovascular diseases

Competitive technologies in this field can be categorised as those involved in developing approaches to increase blood vessel formation, termed angiogenesis, and those that use cell therapy, including adult or embryonic stem cells, for tissue regeneration. In contrast to the competitors, only the MPC products are likely to have the dual effects of inducing both new blood vessel growth and new heart muscle tissue.

- ***Technologies for angiogenesis***

  Angiogenesis, or generation of small blood vessels, may be induced in heart tissue by injection of specific factors (proteins or genes) such as vascular endothelial growth factor (**VEGF**) or fibroblast growth factor (**FGF**). Results of clinical studies using these agents have to date not been conclusive, perhaps because the blood vessels are only transient and too small to sustain growth of cardiac muscle. In contrast, the MPC Technology is likely to result in permanent generation of large caliber blood vessels, such as arterioles, which have a smooth muscle outer layer and can regulate blood flow in accordance with the changing needs of the heart muscle.

- ***Technologies for heart muscle regeneration***

  Several companies are evaluating the use of autologous (patient's own) cells from bone marrow or other sources, and implanting these by catheter into the heart. These approaches could be limited commercially by the expected high costs inherent to any autologous cell therapy process, and functionally by the expected inability to grow up sufficiently large numbers of bone marrow haematopoietic stem cells in culture to allow for timely administration of enough adult stem cells to result in meaningful recovery and protection of heart muscle.

  In phase I studies of autologous skeletal muscle cell implantation in the heart, a significant number of patients have developed potentially life-threatening abnormal heart rhythm disorders requiring placement of ventricular defibrillators. This problem appears to be specific to implantation of skeletal cells into the heart, since these cells have a different electrical discharge rate to heart muscle cells. This is not anticipated to occur with MPC.



Mesenchymal precursors extracted from the bone marrow by techniques which rely on physical separation methods are also being tested. In comparison to Mesoblast's precise technology for isolation of MPC, the heterogeneous cellular populations isolated by competitive technologies contain up to 1000-fold fewer true stem cells. This results in culture expansion of a cell population that is likely to be much less effective for cardiac regeneration than the MPC.

Several companies are researching the use of heart muscle cells generated from human embryonic stem cells. Use of embryonic stem cells is associated with major regulatory and ethical obstacles regarding human cloning and sourcing of embryonic cells, and use of allogeneic embryonic cells, unlike adult-derived MPC, raises the issue of rejection and the need for life-long immunosuppression. In addition, the inability to control the growth rates of embryonic stem cells gives rise to high risk of cancer development.

- *Skin and wound repair*

  The competitive landscape for skin and wound repair includes artificial skin for burns, collagen-based matrices, biological matrices, products combining collagen matrices and allogeneic skin, and allogeneic foreskin. None of these have the potential dual properties of MPC to generate both new blood vessels and new cells, but they may be synergistic when combined with MPC.

2.9.3 Granted and pending patents

In the Intellectual Property Report contained in section 6, there is a brief overview of the competitive landscape based on granted or pending patents.



Boards & Management Personnel 3



3.1 Mesoblast



(a) *Non-Executive Director and Chairman:* Michael Spooner, BCom, ACA, MAICD

Mr Spooner is a well known and highly respected business leader. He has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. Mr Spooner has an outstanding track record in the rapid international commercialisation of high growth companies including within the medical application and commercial technology sectors. Most recently, Mr Spooner was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PriceWaterhouse Coopers (Coopers & Lybrand) in Hong Kong for 7 years. Currently, Mr Spooner advises a number of high growth corporations and is a non-executive director of Peplin Limited.



(b) *Non-Executive Director:* Donal O'Dwyer, BE, MBA

Mr. O'Dwyer has almost 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr. O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In this role, Mr. O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr. O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr. O'Dwyer is a qualified civil engineer, has an MBA and is also on the board of Sunshine Heart Inc., an ASX listed company developing cardiac assist device technology.



(c) *Non-Executive Director:* Byron McAllister, BS, M.Agr

Mr. McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has extensive expertise within the biologics, pharmaceutical, and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MCA, and other world health regulatory authorities. Most recently, Mr. McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr. McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories' Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation. He is a member of the PDA (Parenteral Drug Association), American Society For Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS).



(d) Director and Chief Scientific Adviser - Professor Silviu Itescu, MBBS (Hons), FRACP, FACP, FACR

Professor Itescu is on the medical faculties of both Columbia University in New York and the University of Melbourne. He has established an outstanding international reputation in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to the use of adult stem cells for the treatment of heart disease, is leading international collaborative trials in this area, and has been an adviser on cell therapy for cardiovascular diseases to both the United States President's Council on Bioethics and the United States FDA Biological Response Modifiers Advisory Committee (**BRMAC**). Professor Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and health care investor groups, and is a non-executive director of Amrad Corporation and Ambri Limited. Professor Itescu is the founder of both Mesoblast Limited and Angioblast Systems, Inc.

(e) Chief Operating Officer: Paul Rennie, B.Sc., MBM, MS

Mr. Rennie has over 25 years experience in marketing and business development within the Australian biomedical and pharmaceutical industry. He was formerly Director of Business Development for Soltec, a wholly owned subsidiary of F H Faulding & Co., Ltd. with focus on developing improved pharmaceutical drug delivery systems. Previously, as Business Development Manager for the Biosciences Division of Bonlac, he led the commercialisation strategies and licensing negotiations between Bonlac and multinational global oral care and health care/nutritional companies, including Johnson & Johnson, Procter & Gamble, and SmithKlineBeecham, and successfully concluded licensing of Bonlac's CPP-ACP technology to Warner Lambert. Between 1990-1994 he held various positions with the global pharmaceutical company Merck Ltd, where as National Sales and Marketing Manager he was responsible for Australia-wide sales of pharmaceuticals, analytical reagents, environmental monitoring products, and scientific research products. In this capacity, Mr. Rennie implemented a new strategic plan which contributed to transforming Merck Australia from having a loss in 1993 to record sales and profits in 1996.

(f) Chief Financial Officer and Company Secretary: Kevin Hollingsworth, FCPA, FCMA

Mr. Hollingsworth is a Fellow of CPA Australia, and a past chairman of both the National and Victorian Industry and Commerce Accountants Committees. He is also a Fellow of the Chartered Management Accountants. Mr. Hollingsworth has most recently been non-executive director and company secretary for Alpha Technologies Corporation Ltd, a global company with operations in the US, Mexico and China, designing and manufacturing temperature sensors for disposable medical devices, as well as precision thermometry and instrumentation for the biotechnical and life science industry.



3.2 Angioblast

(a) Non-Executive Director and Chairman: **Carter H. Eckert, BS, MBA**

Mr. Eckert has over 25 years experience in the global healthcare and pharmaceuticals industry. He has been non-executive chairman of Angioblast since 2002. During 2003-2004, he served as chief executive officer of Impath, Inc., a cancer information company, which was sold for more than US$200 million to Genzyme Inc and US Oncology Inc. Between 1995-2001 Mr. Eckert served as President and Chief Executive Officer of Knoll Pharmaceuticals and President of the Americas for Knoll's parent company, BASF Pharma. As a member of BASF Pharma's Global Pharmaceutical Board, he was responsible for global therapeutic franchises and corporate transactions. His efforts culminated in the March 2001 sale of BASF's Pharmaceuticals Division to Abbott Laboratories for $6.9 billion. Between 1986-1995, Mr. Eckert was with Boots Pharmaceuticals, Inc., first as Chief Operating Officer and then President and Chief Executive Officer. Previously, Mr. Eckert was for over a decade with Baxter Travenol Laboratories, Inc., where he was President of Baxter's Prescription Pharmaceutical Division. Mr. Eckert holds a BS in Chemical Engineering from Illinois Institute of Technology and an MBA from Northwestern University. Between 1997-2001 Mr. Eckert served on the Board of Directors of the Pharmaceutical Research and Manufacturing Association of America (PhRMA), and is currently on the Board of Directors of OraSure Technologies, Inc., and Andrx Corporation and is a former director of Imparth, Inc. and Boron, Lepore & Associates, Inc.

(b) Non-Executive Director: **Michael Esposito, R.Ph., MBA**

As a senior partner at Norbridge Inc., a Massachusetts-based consulting firm, Mr. Esposito has over 20 years' experience in a variety of functionally-oriented and corporate planning assignments for the pharmaceutical, biotechnology, medical equipment/supply/device companies and diagnostic companies around the world, including operating companies in the Johnson & Johnson group. He has been involved in acquisition and due diligence analysis across a wide range of medical and pharmaceutical industries, and development of manufacturing facility strategies and rationalization analysis. Mr. Esposito was Vice President with Arthur D. Little for 15 years, and worked in product management for the Roerig Division of Pfizer developing and implementing product marketing strategies. He received his M.B.A from the Amos Tuck School at Dartmouth College and a B.S. from the Massachusetts College of Pharmacy.

(c) Non-Executive Director: **Professor Silviu Itescu**
(as per Mesoblast Board)

(d) Non-Executive Director: **Donal O'Dwyer**
(as per Mesoblast Board)

(e) *Clinical and Regulatory Affairs:* Dr. Donna L. Skerrett, MD, MS

Dr. Skerrett has been involved in stem cell procurement, manipulation, and transplantation for over ten years. She has most recently been Director of the Stem Cell Facilities at Weill-Cornell Medical Center in New York, and previously served as Associate Director of Transfusion Medicine at Columbia University's New York-Presbyterian Hospital. Dr. Skerrett will oversee the clinical development of both the antibody-based stem cell selection technology and in vitro culture process. In addition, she will liaise closely with the FDA and oversee the human clinical trial programs. Dr. Skerrett is an adviser to the New York State Department of Health as a member of the progenitor cell committee and the governor's Council on Blood and Transfusion Services. Dr. Skerrett has also served as an adviser and committee member with the National Marrow Donor Program and the American Society of Hematology.

(f) *Business Development:* Michael Schuster, BSc, MS

Michael Schuster heads Business Development, assisting the Board and senior management with strategic planning, maintaining differentiation of Angioblast's technology from its competitors, and advancing prospects for commercial growth. Mr. Schuster holds an undergraduate degree in science from Tufts University, a Master's degree in Immunology & Microbiology from New York Medical College, and is completing a Masters of Business Administration at Fordham University in New York.

3.3 Joint Scientific Advisory Board

(a) *Chairman:* Professor Silviu Itescu
(as per Mesoblast Board)

(b) *Member:* Professor Stephen Graves, MBBS, D. Phil FRACS, FA, Orth A

Professor Graves was the inaugural Professor of Orthopaedics at the University of Melbourne, and Director of Orthopaedics at the Royal Melbourne Hospital, where he remains Director of Orthopaedic Research. He is currently Director of Musculoskeletal Research at Epworth Hospital and Flinders Medical Centre. Professor Graves is Director of the Australian Orthopaedic Association National Joint Replacement Registry, Chairman of the Australian Orthopaedic Association Bone and Tissue Banking Committee, and member of the Commonwealth Health Department Hip and Knee Prostheses Clinical Advisory Groups. He is a member of the Therapeutic Goods Administration Medical Device Evaluation Committee (MDEC), Expert Advisory Group on Cell & Tissue Based Therapies, and subcommittee on Device Tracking.



(c) Member: **Professor Robert M. Graham, FAA, MBBS (Hons), MD, FRACP, FACP, FAHA**

Professor Graham is the Des Renford Professor of Medicine, University of NSW, Executive Director, Victor Chang Cardiac Research Institute, Sydney and Professor (adjunct) of Physiology and Biophysics, Case Western Reserve University School of Medicine, Cleveland. His research has focussed on molecular cardiology, with emphasis on circulatory control mechanisms, receptor signalling and cardiac hypertrophy. Professor Graham is the author of over 200 peer-reviewed papers, is a Fellow of the Australian Academy of Science, and serves on many committees, including the National Heart Foundation and the Australian Academy of Science. He has been a consultant to many major pharmaceutical and biotechnology companies, such as Bristol-Myers Squibb, Glaxo, American Cyanamid, Ciba Corning Diagnostics, the CRC for Cardiac Technology, and CSIRO (Pharmaceutical Division). Currently, he is Chairman, Scientific Committee, Cardiac Society of Australia and New Zealand; Member, NSW Ministerial Advisory Council on Medical and Health Research; and Board Member, EngeneIC Ltd, MirACL Therapeutics Pty Ltd and the Lowy Medical Foundation.

(d) Member: **Professor Henry Krum, MBBS, Ph D, FRACP**

Professor Krum is Chair of Medical Therapeutics at Monash University, Melbourne, Australia, and is an Adjunct Faculty member of Columbia University, New York. He is also Director of the NHMRC Centre of Clinical Research Excellence in Therapeutics at Monash University. Professor Krum is currently a member of the Pfizer Global Heart Failure Advisory Board, has previously served on Glaxo Smith Kline and Roche Global Advisory Boards, and is Chairman of the Working Group on Heart Failure of the Cardiac Society of Australia and New Zealand. Professor Krum has been Principal Investigator, Chairman and Advisory Board Member for numerous international and national trials in cardiovascular therapeutics, and has consulted for many pharmaceutical companies, investment banks, and venture capital firms.

(e) Member: **Professor Richard E. Gilbert, MBBS, Ph D, FRACP**

Professor Gilbert is Professor of Medicine at the University of Melbourne where he directs a large research program exploring new therapeutic strategies for the treatment of cardiovascular and kidney disease. Professor Gilbert is an international authority on the complications of diabetes, including vascular, eye and kidney diseases, and in 2004 was the recipient of the prestigious Eric Susman Medal from the Royal Australasian College of Physicians for outstanding contributions in diabetes research. Professor Gilbert consults to many global pharmaceutical and biotechnology companies on drug discovery, preclinical testing and clinical trials.

4.1 Capital Structure

The Company's issued capital presently comprises 46,790,000 ordinary shares, 4,720,000 fully paid preference shares and 4,320,000 options over ordinary shares. On completion of the Offer and allotment of ordinary shares, and allotment of options over ordinary shares as detailed in this Prospectus, and the conversion of fully paid preference shares to fully paid ordinary shares, the Company's capital will increase to 93,510,000 fully paid ordinary shares with the following options over ordinary shares on issue:

- 4,320,000 options with an exercise price of $0.55 to be exercised by five years of grant date with an escrow period of 12 months from the grant date;
- 400,000 options issued to the Underwriter with an exercise price of $0.55 to be exercised by the third anniversary of the grant date;
- 700,000 options issued to Directors under the Company's Executive Share Option Plan with terms and conditions as set out in sections 9.5(c) and 9.8(b) of the Prospectus; and
- 240,000 options issued to the Chief Operating Officer under the Company's Executive Share Option Plan with terms and conditions as set out in sections 9.5(c) and 9.8(b) of the Prospectus.

4.2 Statement of Financial Position

Set out below is the actual statement of financial position and the pro-forma statement of financial position of Mesoblast at 30 September 2004. The pro-forma statement of financial position represents the actual statement of financial position adjusted for capital raising transactions and acquisition of the Angioblast investment and other pro-forma transactions detailed in section 4.4.

Statements of Financial Position

	Refer	Actual 30 Sep 2004	Pro-forma Adjustments	Pro-forma 30 Sep 2004
		$	$	$
CURRENT ASSETS				
Cash Assets	4.5	625,542	17,628,858	18,254,400
Receivables	4.6	154,609	(154,609)	-
Capital Raising Costs		563,984	(563,984)	-
		1,344,135		**18,254,400**
NON CURRENT ASSETS				
Investments Accounted for using the Equity Method	4.7	-	5,782,791	5,782,791
Intangible Assets	4.8	558,000		558,000
TOTAL NON CURRENT ASSETS		**558,000**		**6,340,791**
TOTAL ASSETS		**1,902,135**		**24,595,191**
CURRENT LIABILITIES				
Payables	4.9	239,735	3,543,056	3,782,791
TOTAL CURRENT LIABILITIES		**239,735**		**3,782,791**
TOTAL LIABILITIES		**239,735**		**3,782,791**
NET ASSETS		**1,662,400**		**20,812,400**
EQUITY				
Contributed Equity	4.10	1,662,400	19,150,000	20,812,400
TOTAL EQUITY		**1,662,400**		**20,812,400**

Note: The 30 September 2004 statement of financial position and pro-forma statement of financial position have been reviewed by the Company's Independent Accountant in preparation of their report at section 5. The scope of work performed by the Independent Accountant is detailed in their report.

4.3 Summary of Significant Accounting Policies

The historical and pro-forma financial information has been prepared in accordance with the measurement but not all disclosure requirements of Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act. In the view of the Directors of Mesoblast, the omitted disclosures provide limited relevant information to potential investors.

The financial information has been prepared in accordance with the historical cost convention. The stated accounting policies have been applied consistently in the period presented in the historical and pro-forma financial information. The significant accounting policies, which have been adopted in the preparation and presentation of the historical and pro-forma financial information, are:

(a) Cash

Cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(b) Receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Debts which are known to be uncollectible are written off. All trade receivables and other receivables are recognised at the amounts receivable as they are due for settlement within 60 days.

(c) Research and Development Costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond a reasonable doubt, in which case it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

(d) Payables

Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 days of recognition.

(e) Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to ownership of the asset, but not the legal ownership, are transferred to the Company are classified as finance leases. Finance leases are capitalised, recorded as an asset and a liability equal to the present value of the minimum lease payments, including any residual payments as determined by the lease contract. Leased assets are amortised on a straight line basis over the estimated useful lives where it is likely that the Company will obtain legal ownership of the asset on expiry of the lease. Lease payments are allocated over both the lease interest expense and the lease liability.

Lease payments for operating leases where substantial risks and benefits remain with the lessor are charged as expenses in the periods in which they are incurred.

(f) Taxation

Mesoblast adopts the liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a deferred tax asset or deferred tax liability.

Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets which include tax losses are only brought to account when their realisation is virtually certain.

(g) Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

(h) Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(i) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of any goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables in the statement of financial position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or current liability in the statement of financial position.

(j) Recoverable Amount of Non-Current Assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

When the carrying amount of a non-current asset is greater than recoverable amount, the asset is written down to the recoverable amount. Where the net cash inflows are derived from a group of assets working together, the recoverable amount is determined on the basis of the relevant group of assets. The decrement in carrying amount is recognised as an expense in net profit or loss in the period in which the write down occurs. The expected net cash inflows included in determining recoverable amounts of non-current assets are not discounted.

(k) Translation of Foreign Currency Items

Except for foreign currency contracts where the exchange rate is fixed, each asset, liability, item of equity, revenue or expense is recognised and translated using the spot rate at the date of the transaction.

Foreign currency monetary items outstanding at the reporting date are translated at the spot rate at the reporting date.

Exchange differences are recognised as revenues or expenses in the net profit or loss in the period in which exchange rates change except for qualifying assets and hedge transactions.

(l) Intangible Assets

The Orthopaedic Licence is recorded at cost. The carrying value of this licence is amortised over a useful life of 25 years.

(m) Investments Accounted for using the Equity Method

Investments in associates are accounted for using the equity method in the financial report. Associates comprise entities over which the Company has significant influence and holds an ownership interest. Under the equity method of accounting:

- the carrying amounts of investments in associates are increased or decreased to recognise the Company's share of the post-acquisition profits or losses and other changes in net assets of the associates; and
- the Company's share of the post-acquisition profits or losses of associates is included in profit and loss.

The carrying amount of investments in associates is reviewed annually by the Company to ensure it is not in excess of recoverable amount. Any decrement in the carrying value of a non-current investment resulting from a write down to recoverable amount will be accounted for in accordance with Australian Accounting Standard AASB 1010 "Recoverable Amount of Non-Current Assets".

Equity accounting information in respect of associated companies is included in section 4.12.

(n) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed at balance date.

(o) Financial Period

The Company was incorporated on 8 June 2004 and therefore there is no previous reporting period or comparatives.

4.4 Adjustments - Pro-Forma Statement of Financial Position

The pro-forma statement of financial position has been based on the actual statement of financial position at 30 September 2004, and reflects the following events and transactions as if they had taken place at that date:

- subscription under the Offer of 42 million new fully paid ordinary shares for an issue price of $0.50 per share for a total of $21 million;
- payment of total share issue expenses of $1.85 million as if they had occurred at 30 September 2004. Share issue expenses of $1,286,016 (inclusive of GST) are expected to be paid from the proceeds of the Offer. At 30 September 2004, the Company has incurred share issue expenses of $563,984 as detailed at section 4.2 and which will be recognised in Contributed Equity on completion of the Offer;
- the acquisition of a 33.3 percent equity interest in Angioblast for an initial consideration of $6 million. On completion of the Offer and ASX Listing, Mesoblast has agreed to immediately pay Angioblast $2 million. Both Mesoblast and Angioblast have agreed that the remaining initial consideration of $4 million should be deferred and paid by instalments over a period of less than 12 months. The Directors have determined that the fair value of the deferred cash consideration of $4 million, assuming completion of the acquisition occurred at 30 September 2004, is $3,782,791. Consequently, the fair value of the initial Angioblast investment is $5,782,791. The pro-forma statement of financial position represents the fair value of Mesoblast's investment which is contractually committed on completion of the Offer and ASX listing.

- Mesoblast has a contingent obligation to pay a further $4 million for its 33.3 percent equity interest in Angioblast. This further consideration is payable only on completion of successful research milestones by Angioblast as mentioned in the Stock Purchase Agreement in section 9.4 of the Prospectus. If the research milestones are not achieved, then Mesoblast has no contractual obligation to pay the further consideration of $4 million. If the research milestones are achieved, the Directors of Mesoblast expect that this further consideration will be paid over a period of 12 months to 24 months after completion of the Offer and ASX Listing;
- the receipt of a receivable of $150,209 from Angioblast and receipt of sundry debtors of $4,400; and
- the payment of trade creditors of $239,735.

	Actual 30 Sep 2004 $	Pro-forma 30 Sep 2004 $
4.5 Cash		
Cash Assets	625.542	625,542
Issue of 42 million shares at 50 cents per share	-	21,000,000
Payment of share issue expenses from proceeds of the Offer	-	(1.286.016)
Investment in Angioblast	-	(2.000.000)
Receipt of receivable from Angioblast	-	150.209
Receipt of sundry debtor	-	4,400
Payment of trade creditors	-	(239.735)
Total Cash	**625,542**	**18,254,400**
4.6 Receivables		
Receivable from Angioblast	150.209	150,209
Sundry Debtor	4.400	4,400
Less receipt from Angioblast and sundry debtor	-	(154.609)
Total Receivables	**154,609**	**-**
4.7 Investment Accounted for using Equity Method		
Investment in Associated Company (refer section 4.12 for further details)	-	5.782.791
Total Investments	**-**	**5,782,791**
4.8 Intangible Assets		
Orthopaedic License at cost		
	558,000	**558,000**
4.9 Payables		
Trade creditors	239.735	239,735
Less payment of trade creditors	-	(239.735)
Amount owing to Angioblast (deferred purchase consideration)	-	3,782.791
Total Payables	**239,735**	**3,782,791**

	Actual 30 Sep 2004	Pro-forma 30 Sep 2004
	$	$
4.10 Contributed Equity		

The movement in the contributed equity of Mesoblast in the actual and pro-forma statements of financial position at 30 September 2004 is detailed below:

Balance of Shares at 30 September 2004		
44,000,000 ordinary shares issued on incorporation	4,400	4,400
2,790,000 ordinary shares at 20 cents per share for acquisition of Orthopaedic Licence.	558,000	558,000
4,720,000 fully paid preference shares to be converted to ordinary shares on completion of ASX listing	1,100,000	1,100,000
42,000,000 fully paid ordinary shares to the public at 50 cents per shares	-	21,000,000
Share issue expenses paid by the Company up to 30 September 2004	-	(563,984)
Payment of share issue expenses from proceeds of the Offer	-	(1,286,016)
Total Contributed Equity	**1,662,400**	**20,812,400**

4.11 Share Options

Initial seed investors who have subscribed for 4,720,000 fully paid preference shares have received in aggregate 4,320,000 options to acquire 4,320,000 ordinary shares at an exercise price of $0.55, which options if not exercised will lapse five years from the date of expiry of any escrow period imposed by the ASX.

Lodge Partners Pty Limited (or nominee), as underwriter to the Offer will in aggregate receive 400,000 options to acquire 400,000 ordinary shares on the terms set out in section 9.5(a).

The Company has established an Executive Share Option Plan (referred to in the Prospectus as the Mesoblast ESOP and described in more detail at sections 9.5(c) and 9.8(b)), under which the Company intends to grant 700,000 options to Directors to acquire ordinary shares in Mesoblast immediately after completion of the Offer and ASX Listing. These options will progressively vest with 350,000 options exercisable 12 months after the grant date and 350,000 options 24 months after the grant date with an exercise price of $0.60 per option. In addition, the Company also proposes to issue 240,000 options to acquire 240,000 Ordinary Shares to the incoming Chief Operations Officer at an exercise price of $0.60. These options will progressively vest in 3 equal tranches as set out in sections 9.5(c) and 9.8(b) of the Prospectus.

4.12 Investments Accounted for using Equity Method

Name	Principal Activities	Type of Shares	Ownership Interest Pro-forma 30 Sep 2004	Carrying Amount of Investment Pro-forma 30 Sep 2004
Unlisted:			%	$
Angioblast Systems Inc.	Biotechnology	Pref	33.3	5,782,791

Summary Assets and Liabilities of Angioblast at 30 September 2004 (i)	Pro-forma 30 Sep 2004 $
Current Assets	
Cash	2.000.143
Receivables	3.782.791
	5,782,934
Non Current Assets	
Intangible Assets	107.485
	107,485
Total Assets	**5,890,419**
Current Liabilities	
Payables	445.059
Total Liabilities	**445,059**
Net Assets	**5,445,360**

Note (i): Represents summary Assets and Liabilities of Angioblast immediately after subscription by Mesoblast for 33.3 percent of the equity as detailed in section 4.4 above and section 4.12A below

Movement in carrying amount of investment:

Opening balance	-
Investment in Angioblast	5.782.791
Closing balance	**5,782,791**

4.12A Details of Angioblast members

Angioblast member's name	Number of common stock	Percentage interest (%)
Professor Silviu Itescu	937,500	62.5%
Mr Carter Eckert	25,000	1.7%
WS Investment Company LLC (2003A)	15,000	1.0%
Mr Michael Schuster	20,000	1.3%
Mr Michael Esposito*	2,500	0.2%
Mesoblast Limited *	500,000	33.3%
Total	**1,500,000**	**100%**

Note * The above table assumes the exercise of the option granted to Mr Esposito for the issue of 2,500 shares of common stock, and both the issue of the Angioblast preferred shares to Mesoblast and the conversion of those preferred shares to common stock in Angioblast on the achievement by Angioblast of the conversion events detailed in section 9.4(d).

4.13 Contingent Liabilities

There is a contingent liability of $4 million relating to the Company's investment in Angioblast. This investment amount will only be paid to Angioblast when it meets certain research milestones as set out in the Stock Purchase Agreement. In the event Angioblast does not meet these research milestones, Mesoblast has no contractual obligation to pay the further consideration of $4 million.

Mesoblast has entered into a Licence Agreement with Medvet Science Pty Ltd regarding the licensing of use of orthopaedic intellectual property by Mesoblast. Under the Orthopaedic Licence, Mesoblast is obliged to make royalty payments on future sales and make future cash payments if certain research events occur as detailed in section 9.3(b)(i) of the Prospectus.

4.14 International Financial Reporting Standards

Australia will adopt International Financial Reporting Standards (IFRS) as the reporting and accounting framework from 1 January 2005. The operative date of IFRS for Mesoblast is the financial year beginning 1 July 2005. Based on existing difference between Australian Accounting Standards and IFRS, Mesoblast expects that the introduction of IFRS will impact on the Company's financial statements for the year ended 30 June 2006 and beyond. Mesoblast expects that the most significant impact on the financial statements will be as follows:

(a) Share and Option Based Payments

If Pending Accounting Standard AASB 2, Share based Payments, had applied during the year ending 30 June 2005, the fair value of options granted as part of a remuneration package would need to be expensed in Mesoblast's statement of financial performance. The expense will be recognised with a corresponding increase in equity.

Mesoblast have instructed an independent expert to prepare a valuation of Mesoblast share options on the basis that Mesoblast will use the valuation for incorporation of the option values into the prospectus using the Black-Scholes valuation formula. In accordance with Australian Accounting Standard AASB1046 "Director and Executive Disclosures by Disclosing Entities" and Pending Australian Accounting Standard AASB 2 "Share Based Payment", the independent expert assessed the value at 26 October 2004.

The independent expert valued each of the option streams by applying the terms of each option stream to the Black-Scholes valuation formula, although where applicable the value was adjusted to account for the specific terms associated with the option. The independent expert assessed the value of the option streams as follows:

	Option Value	Number	Total Value
Director option stream			
12 months vesting date	$0.29	350,000	$101,500
24 months vesting date	$0.29	350,000	$101,500
COO option stream			
12 months vesting date	$0.171	80,000	$13,680
24 months vesting date	$0.229	80,000	$18,320
36 months vesting date	$0.251	80,000	$20,080

We note the following key assumptions support the valuation in the table above:

	Director	COO
Option pricing model	Black-scholes option formula	
Inputs including:		
Share price	$0.50	$0.50
Exercise price	$0.60	$0.60
Expected volatility	0.80	0.80
Option life (years)	4 years from grant date	12 months from vesting date
Risk free interest rate	5.04 to 5.14	5.04 to 5.14

Based on the above independent valuation, and the vesting period of the ESOP director option stream and the ESOP COO option stream, an expense of $121,118 before tax would have occurred in the 2005 financial year had pending Australian Accounting Standard AASB 2 been operative and the options were issued at 26 October 2004.

(b) Impairment of Non Current Assets

Mesoblast has stated at section 4.3 that in assessing recoverable amount, the relevant cash flows are not discounted to their present value. Under pending Australian Accounting Standard AASB 136 "Impairment of Assets", recoverable amount is measured at the higher of fair value less costs to sell or value in use, where value in use requires the discounting of cash flows to their present value.

(c) Tax Effect Accounting

Mesoblast currently matches the income tax expense in the statement of financial performance with the accounting profits after allowing for permanent differences.

Under pending Australian Accounting Standard AASB 112 Income Taxes, a full provision balance sheet approach to tax effect accounting will be adopted. The recovery of all assets and the settlement of all liabilities

are assumed to have future tax consequences that can be estimated reliably and expect in some circumstances cannot be avoided. The deferred tax balances will be determined based on the tax effect on the differences between the carrying amounts and tax bases of assets and liabilities. For the purposes of recognising deferred tax assets, the test used is less onerous, requiring "probability" rather than "virtual certainty".

(d) Accounting for Associates

Under Australian Accounting Standard AASB 1016 "Accounting for Associates", the carrying amount of an investors' investment in an associate is increased or decreased to recognise its share of the post acquisition profits or losses and other changes in net assets of the associates. In calculating the investors' share of post acquisition profits or losses, an investor also includes amortisation of notional goodwill determined as the difference between the fair value of the share of net assets acquired and the fair value of the consideration paid in the determination of post acquisition profits or losses. Under pending Australian Accounting Standard AASB 128 "Investments in Associates", goodwill included in the investment carrying value is not amortised. Rather, the entire carrying amount of the investment is subject to impairment testing. The financial result for the 2005 financial year will include a goodwill amortisation of approximately $148,787 had the investment occurred at 30 September 2004 based on a goodwill amortisation period of 20 years.

16 November 2004

PKF Corporate Advisory

PKF Corporate Advisory Services (Vic) Pty Ltd

ABN 97 007 267 558

Australian Financial Services Licence 255377

Level 11, CGU Tower
485 La Trobe Street, Melbourne 3000
GPO Box 5099BB, Melbourne VIC 3001

Tel: 61 3 9603 1700
Fax: 61 3 9602 3870

www.pkf.com.au

The Board of Directors
Mesoblast Limited
Level 29
200 Queen Street
MELBOURNE VIC 3000

To the Board of Directors

INDEPENDENT ACCOUNTANT'S REPORT

1. INTRODUCTION

This report has been prepared by PKF Corporate Advisory Services (Vic) Pty Ltd (**PKF Corporate**) for inclusion in a prospectus for Mesoblast Limited (**Mesoblast**) to be dated on or about 16 November 2004 relating to a public invitation to subscribe for 42 million new fully paid ordinary shares at an issue price of $0.50 each to raise $21 million, (**Prospectus**). The Offer is fully underwritten by Lodge Partners Pty Ltd on the terms set out in section 9.5 of the Prospectus.

As Independent Accountant, PKF Corporate has been engaged to perform the following in connection with the issue of the Prospectus:

- review the statement of financial position of Mesoblast at 30 September 2004 as set out in section 4.2 of the Prospectus and the notes to the financial statements for the purposes of rendering a review opinion on the statement of financial position; and
- review the pro-forma statement of financial position of Mesoblast at 30 September 2004 as set out in section 4.2 of the Prospectus and the notes to the financial statements for the purposes of rendering a review opinion on the pro-forma statement of financial position.

Expressions defined in the Prospectus have the same meaning in this report.

2. BACKGROUND

Mesoblast was incorporated on 8 June 2004 to undertake research and development activities and acquire a strategic investment in Angioblast Systems Inc (**Angioblast**) as detailed in the Prospectus. The monies raised are to be used to provide working capital for the administration of Mesoblast, to fund its investment in Angioblast and to conduct its own research and development activities.

PKF Corporate has been requested to prepare an Independent Accountant's Report dealing with the following financial information:

- the statement of financial position of Mesoblast at 30 September 2004 as set out in section 4.2 of the Prospectus; and
- the pro-forma statement of financial position of Mesoblast at 30 September 2004 which comprises the statement of financial position referred to above adjusted to include funds raised under the Prospectus and completion of the transactions referred to in section 4.4 of the Prospectus.

The historical financial information and the pro-forma financial information is in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to financial reports prepared in accordance with the Corporations Act.

The Directors are responsible for the preparation of the statement of financial position at 30 September 2004 and the preparation of the pro-forma statement of financial position at 30 September 2004 and have determined that the basis of accounting used is appropriate.

This report does not form the basis of an independent expert opinion with respect to the valuation of Mesoblast or a valuation of the share issue price of $0.50 per share. This report does not address the rights attaching to the securities to be issued in accordance with the Prospectus, nor the risks associated with the investment. We have not been requested to consider the prospects for Mesoblast, the securities on offer, nor the merits and risks associated with becoming a shareholder, and accordingly, take no responsibility for those matters or for any matter or omission in the Prospectus, other than responsibility for this report.

3. SCOPE

Our review was conducted in accordance with Australian Auditing Standards relating to review engagements to report whether anything has come to our attention which would cause us to believe that Mesoblast's abbreviated statement of financial position at 30 September 2004 and pro-forma statement of financial position at 30 September 2004 and the assumptions on which it is based, were not properly drawn up in accordance with Mesoblast's accounting policies as set out in section 4.3 and the assumptions as set out in section 4.4 of the Prospectus.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. Review procedures do not provide all the evidence that would be required in an audit. thus the level of assurance provided is less than that given in an audit and, accordingly, we do not express such an audit opinion. Our examination included:

- enquiries of Directors and other key officers of Mesoblast;
- a review of contractual arrangements and agreements, a summary of which is set out in section 9 of the Prospectus;
- workpapers, accounting records and other documents provided by Mesoblast;
- the methodology by which the pro-forma financial information was prepared;
- the arithmetical accuracy of the historical and pro-forma financial information;
- the consistent application of the underlying assumptions to the pro-forma financial information; and
- the use of appropriate accounting policies consistent with Australian Accounting Standards.

4. OPINION

4.1 Financial Information

Based on the scope of our review, which is not an audit, nothing has come to our attention which would cause us to believe that the abbreviated statement of financial position and notes at 30 September 2004 are not fairly presented in accordance with the recognition and measurement requirements prescribed in Australian Accounting Standards and other mandatory professional reporting requirements and accounting policies adopted by Mesoblast as disclosed in section 4.3 of the Prospectus.

4.2 Pro-Forma Statement of Financial Position

Based on the scope of our review, which is not an audit, nothing has come to our attention which would cause us to believe that the pro-forma statement of financial position and notes at 30 September 2004 and the assumptions on which they are based, are not fairly presented on the basis of the pro-forma adjustments and in accordance with the recognition and measurement requirements prescribed in Australian Accounting Standards and other mandatory professional reporting requirements and accounting policies adopted by Mesoblast as disclosed in section 4.3 of the Prospectus, and on the assumption that all the transactions contemplated in the Prospectus as summarised in section 4.4 of the Prospectus were undertaken at 30 September 2004.

5. INDEPENDENCE

Neither PKF Chartered Accountants, PKF Corporate, (a wholly owned entity of PKF), nor the persons preparing this report have any interest in the securities of Mesoblast, or any interests in the outcome of the Offer, or other interests that would be reasonably regarded as capable of affecting their ability to give an unbiased opinion, other than that PKF Corporate is entitled to receive a fee of $30,000 (exclusive of GST) in connection with the preparation of this report and for the conduct of due diligence services in connection with this Prospectus. Neither PKF Chartered Accountants, PKF Corporate nor the persons preparing this report are entitled to receive or have received other fees from Mesoblast.

6. SUBSEQUENT EVENTS

To the best of PKF Corporate's knowledge and belief, there have been no material items, transactions or events subsequent to 30 September 2004, or to the date of this report, not otherwise disclosed in this report or in the Prospectus that have come to our attention during the course of our review which would cause the information in this report to be misleading.

Yours faithfully

PKF Corporate Advisory Services (Vic) Pty Ltd

D J Garvey Director	**G P Andreola** Director

FB RICE & CO
Patent and Trade Mark Attorneys

139 Rathdowne Street
PO Box 668
Carlton South VIC 3053
Australia

ABN 53 487 267 594

Tel (613) 9655 4400
Fax (613) 9663 3099
DX 95307 CARLTON

partners@fbrice.com.au
www.fbrice.com.au

Ref: 502691/JEP

29 October 2004

Board of Directors
Mesoblast Ltd
Level 29
200 Queen Street
MELBOURNE VIC 3000

Dear Sirs

PATENT ATTORNEY'S REPORT

This report has been prepared for inclusion in a Prospectus required for lodgment at the Australian Securities and Investments Commission for the purpose of raising funds through the issue of securities and to seek listing on the Australian Stock Exchange Limited.

Contents

1. Executive Summary

The Background section (section 2) of this report explains how Mesoblast Ltd derives rights to the technology covered by the patent portfolio set out in Schedule 1.

A general introduction to the relevant field of technology is provided in section 3 (**The Technology Field**).

section 4 (**Competitor Technologies**) provides a brief summary of patents owned by three competitor groups who are active in this area of technology.

Section 5 describes in detail the patent portfolio set out in Schedule 1 and highlights how the technology covered by this patent portfolio differs from and provides advances over the competitor technologies. In section 5 we also provide our preliminary view that the competitor patents described in section 4 should not adversely impact on freedom to operate the technology covered by this patent portfolio.

In section 6 we explain that we are not aware of any issues that affect proprietorship of the relevant patent applications in the portfolio.

Sections 7 to 10 provide general comments on patent procedures and protection.

Section 11 provides general comments on trade mark protection and refers to Schedule 2 which sets out the trade mark applications filed by Mesoblast Ltd or Angioblast Systems, Inc at the date of this report.

2. Background

Schedule 1 sets out patent applications that are licensed to Mesoblast Ltd (**the licensed patent portfolio**).

Medvet Science Pty Ltd (**Medvet**) is recorded as the owner of a number of applications in this patent portfolio. The patent portfolio is made up of patent applications directed to methods of isolating mesenchymal precursor cells (**MPCs**) from a wide range of tissues, methods for inducing blood vessel formation using the isolated MPCs, and methods for inducing proliferation and differentiation of tissue specific progenitors and committed cells.

We are advised that Medvet Science Pty Ltd assigned by agreement its right, title and interest in the patent portfolio Angioblast Systems, Inc. (**Angioblast**).

We are also advised that Mesoblast has a proprietary worldwide licence to develop and commercialise the patent portfolio relating to use of MPCs in the field of bone regeneration and repair and cartilage regeneration and repair.

3. Technology Field

3.1 Hematopoietic and Non-Hematopoietic Adult Stem Cells

Bone marrow transplantation (**BMT**) is accepted as an effective therapeutic modality for genetic and acquired diseases of the hematopoietic system. This cellular therapy is established on the concept that bone marrow contains both hematopoietic stem cells that give rise to all the lineages of the blood, and, possibly, incompletely understood cells that facilitate engraftment of the stem cells. However, the first human trials of bone marrow transplantation proceeded without any knowledge of the phenotype of the putative hematopoietic stem cell. Over the past two decades, it has been recognized that bone marrow also contains a certain stem cell population that can give rise to a wide variety of non-hematopoietic tissues, such as connective tissue, adipocytes, fibroblasts and muscle cells, all tissues of mesenchymal lineage. In principle, then, bone marrow transplantation, as a means of transplanting both hematopoietic and mesenchymal cells, could be used to treat disorders of mesenchymal tissues as well as those of the blood. This recognition has generated great interest in non-hematopoietic adult stem cells and their potential therapeutic applications for regenerating mesenchymal tissues.

What are Mesenchymal Stem Cells (MSCs)?

Mesenchymal Stem Cells (**MSCs**) have the capacity to develop into a variety of mesenchymal-lineage tissue types including bone, cartilage, tendon, muscle, fat and haematopoietic-supportive stroma. They also have the capacity to repopulate tissues upon transplantation.

In contrast to hematopoietic stem cells, MSCs can be expanded ex vivo and do not give rise to an immune response in a subject following transplantation. These characteristics are particularly advantageous for therapeutic applications.

The precise phenotypic characteristics of MSCs are still unclear. In particular, there is no universal definition of cell surface markers for MSCs, analogous to the CD34+, CD45+ markers for hematopoietic stem cells. Nor is there a

universal assay for MSCs, analogous to hematopoietic repopulation assays for hematopoietic stem cells. MSCs can be distinguished from hematopoietic stem cells, however, in that they are CD34-,CD45- cells.

Several research groups have developed methods for isolating MSCs with both self-renewal and multi potent differentiation capacity. Since each cell is unique, and no one research group is isolating cells by multiple methods and comparing them, it is difficult to state how these isolated MSCs relate to one another.

Isolation of MSCs

The most frequently used method for isolating MSCs is usually density centrifugation (e.g. Percoll®) to obtain the mononuclear fraction of marrow cells where precursors of MSCs predominate. After that adherence to plastic is typically involved as this is one of the more general characteristics of MSCs. Following density gradient separation and plastic adherence, the residual cells are cultured in growth medium and repeatedly passaged until confluence. During this culture process, colonies of cells form that contain MSC, as defined by assays demonstrating multilineage differentiation capability. After these steps, the approach to isolation can vary widely, as suggested above. Thus, the method of isolation or preparation of MSCs is often being used to define the cell and then the characteristic of that cell, such as self-renewal and multipotent differentiation are described.

Characterization and Differentiation of MSCs

The passaged cells can be characterized on the basis of expression of a wide variety of surface receptors and absence of certain lineage-specific markers. Although an important element of MSC characterization in culture rests on assays demonstrating multilineage differentiation capability, the precise proportion of cultured cells isolated in this manner that are truly multipotential is unknown, although the number of initial multipotential cell colonies is relatively small. MSCs can clearly give rise to hematopoietic supportive stroma, bone, cartilage, fat, and skeletal muscle in experimental animal systems. There have also been reports of these cells giving rise to cardiac myocytes and neurons.

Transplantation of MSCs

MSCs may be infused intravenously and will engraft in the recipient. Whether the cells truly home to target tissues has not been completely determined. Furthermore, the level of engraftment within the marrow space and other tissues and the duration of biologic activity after engraftment is not yet fully understood. These issues are analogous to hematopoietic stem cells homing to the marrow space, giving rise to enough terminally differentiated tissue (i.e. blood) to maintain normal function, and persisting for the life of the recipient.

What are Mesenchymal Precursor Cells (MPCs)?

Progenitor cells that reside in the body and give rise to multipotential cells when isolated are referred to as Mesenchymal Precursor Cells (**MPCs**). More specifically, purified MPCs are capable of forming very large numbers of multipotential cell colonies. Indeed, as outlined below, the patent portfolio owned by Medvet and assigned to Angioblast teaches methods to isolate MPCs to such purity that the number of multipotential cell colonies is over 1000-fold greater than that observed using Percoll gradient separation and plastic adherence.

Therapeutic applications of MSCs and MPCs

The goal of mesenchymal cell therapy is to treat diseases of no hematopoietic tissues in an analogous fashion to treating leukaemia or aplastic anaemia with hematopoietic stem cell transplantation. Virtually any tissue may be amenable to cellular therapy, and only preclinical models and clinical trials will identify the susceptibility of a given tissue and disease to such therapy. The extraordinary importance such cellular therapy is likely to have in the future of medicine underlies the importance of MPC and MSC technology.

3.2 Blood vessel formation and development

There is universal recognition that blood vessels help supply oxygen and nutrients to living tissues. Blood vessels also facilitate removal of waste products. The formation and spreading of blood vessels, or vasculogenesis and angiogenesis, respectively, play important roles in a variety of physiological processes such as embryonic development, wound healing, organ regeneration and female reproductive processes such as follicle development in the corpus luteum during ovulation and placental growth after pregnancy. Vascular conditions such as ulcers, strokes, and heart attacks are thought to result from the absence of angiogenesis normally required for natural healing.

Vasculogenesis is the process involved in formation of capillaries whereas angiogenesis results in the development of larger blood vessels. More specifically, vasculogenesis involves mobilisation of bone marrow derived endothelial

progenitor cells (**EPCs**) to sites where the formation of new vessels is required followed by differentiation of these EPCs into mature endothelial cells (**ECs**). During angiogenesis, mature ECs break free from their basement membrane and migrate and proliferate to form sprouts from parental vessels. Various growth factors, cytokines and hormones act to promote EPC mobilisation, proliferation and differentiation and are known as angiogenic agents.

Methods for promoting vasculogenesis and angiogenesis are desirable for the treatment of vascular conditions and a variety of agents and methods that enhance these processes are currently being tested. For example, preliminary reports have described new blood vessel development in the heart through injection of angiogenic agents. Gene therapy has also been suggested as a delivery mechanism for angiogenic agents.

Another suggested approach to promoting new blood vessel development for the treatment of vascular conditions is the administration of stem cells which can differentiate and give rise to cells required for blood vessels to form. One problem associated with this approach is that it is not entirely clear which progenitor cells are responsible for formation of blood vessels, or whether more than one cell type is required or whether other angiogenesis promoters are required. Improved methods for inducing blood vessel formation are therefore currently desirable.

4. Competitor Technologies

4.1 Mesenchymal Stem cells (MSCs)

We have been advised that one of the major competitors in this area of technology is Osiris Therapeutics, Inc (**Osiris**). Osiris developed a method for purifying human mesenchymal stem cells from bone marrow in the early 1990's. This method is described in US 5,486,359 and essentially involves the following steps:

- obtaining a bone marrow sample (i.e. an aspirated marrow sample)
- adding the aspirated bone marrow sample to complete medium
- employing density gradient centrifugation method (70% Percoll gradient) to separate cells within the sample on the basis of their density. This step achieves crude separation of red blood cells and mononucleate hematopoietic cells from the low density platelet fraction which contains marrow-derived mesenchymal stem cells
- Plating the low density platelet from a Petri dish and culturing the cells for 1-7 days in "complete medium" which allows for selective adherence of only the MSCs to the petri dish surface
- removing the non-adherent matter from the substrate surface by replacing the medium with a fresh medium of the same composition
- allowing the isolated MSCs to culture-expand.

Osiris conducted experiments to characterise its isolated mesenchymal stem cells population. These experiments included immunological assays to probe for cell surface markers present on the MSCs. The results of these experiments are presented in US 5,837,539 (Example 4, Table 5) and show that the marrow stromal cell progenitor marker (**STRO-1**) was absent from the cell surface of the MSCs isolated by Osiris.

Osiris has also developed monoclonal antibodies (**MAbs**) raised against mesenchymal stem cells isolated by its purification method. These MAbs are designated SH2 (directed against the CD105 marker), SH3 (directed against the CD73 marker) and SH4 and have been deposited with the ATCC under Accession Nos. HB10743, HB10744 and HB10745 respectively.

Osiris has also shown that its isolated MSC population expresses the cell surface marker CD45. This marker is commonly found on leukocytes and hematopoietic cells but had not previously been identified on mesenchymal stem cells. Based on this finding Osiris developed a method for purifying human mesenchymal stem cells by selecting for cells expressing the cell surface marker CD45, preferably in combination with either of the markers SH2, SH3 or SH4. This purification method is described and claimed in US 6,387,367.

Osiris has also developed methods for inducing differentiation of its isolated MSC population into osteogenic lineage (US 6,022,540) and adipogenic lineage (US 5,827,740, US 6,322,784 and US 6,709,864); and has described the use of its MSC preparations for regeneration of connective tissue (US 5,811,094) and cardiac muscle (US 6,387,369).

Another competitor group based at the University of Minnesota has developed a method for isolating and propagating MSCs which involves treatment of samples derived from a range of tissue sources to remove hematopoietic cells (i.e. cells that are CD45+) followed by expansion of the remaining MSCs in the sample. This method is described in US patent application number 20040107453. The MSCs isolated by this method were shown to be CD45 negative and class-I and class-II histocompatibility antigen negative.

4.2 Blood vessel formation and development

We have been advised that a group at St Elizabeth's Medical Center of Boston (**St Elizabeth's**) has developed a method for enhancing angiogenesis in patients which involves administration of isolated EPCs. This method is described in US patent number 5,980,887. The EPCs used in this method are isolated from blood and express markers of hematopoietic lineage cells, including CD34+. Following administration of these EPCs to the patient, they migrate to sites of active angiogenesis or blood vessel injury. Vasculogenesis then begins as a cluster formation comprised of EPCs at the periphery and hematopoietic stem cells at the centre.

One limitation of this method is that it only enhances the process of vasculogenesis, or formation of capillaries (small calibre vessels lacking any smooth muscle outer layer). It does not promote angiogenesis, nor, more importantly, arteriogenesis, defined as formation of larger calibre vessels containing a smooth muscle outer layer required for compensatory vasodilation. Arteriogenesis, the process resulting in a vascular network of capacitance vessels, is essential for optimal recovery from ischemic conditions.

5. The Licensed Patent Portfolio

5.1 Mesenchymal Precursor Cell

This invention relates to a method of purifying mesenchymal precursor cells (**MPCs**) which involves enriching for cells based on the presence, absence or expression levels of at least two markers. In a preferred aspect of the invention, the method involves enriching for cells which express the cell surface markers STRO-1 and VCAM-1. This approach is distinct from the purification methods described by Osiris as it selects for MPCs, rather than MSCs, based on the presence of the STRO-1 cell surface marker. As discussed above, results presented by Osiris in US 5,837,539 make it clear that the STRO-1 marker is not expressed on the surface of MSCs isolated by its purification method.

The method of purification based on enriching for cells which express the cell surface markers STRO-1 and VCAM-1 provides an enrichment several orders of magnitude better than previous methods known to the inventors. In particular, the inventors have shown that an enriched population in which up to 50% of the MPCs can form colonies of ten or more cells can be achieved using this invention. In contrast, previous methods had achieved an enrichment of up to 0.01% cells capable of forming colonies.

5.2 Perivascular Mesenchymal Precursor Cells

This invention is based on the finding that MPCs are present in perivascular tissue. One of the benefits of this finding is that it greatly expands the range of source tissues from which MPCs (and ultimately MSCs) can be isolated or enriched and there is no longer an effective restriction on the source of MPCs to bone marrow. The tissues from which MPCs have been isolated according to this invention include human bone marrow, dental pulp cells, adipose tissue and skin. In addition, studies conducted by the inventors have identified MPCs in the perivascular compartment of spleen, pancreas, brain, kidney, liver and heart.

The MPCs of the invention are distinguished from known MSCs in that they are positive for the cell surface marker 3G5. They can therefore be isolated by enriching for cells carrying the 3G5 marker, or by enriching for an early developmental surface marker present on perivascular cells such as CD146 (**MUC18**), VCAM-1, or by enriching for high level expression of the cell surface marker STRO-1.

The patent application relating to this invention includes claims directed to isolated multipotent mammalian cells that are positive for the surface marker 3G5. The application also claims MPCs isolated from tissues such as adipose tissue, teeth, dental pulp, skin, liver, kidney, retina, brain, hair follicles, intestine, lung, spleen, lymph node, thymus, pancreas, bone, ligament, bone marrow, tendon, and skeletal muscle, which is positive for the surface marker STRO-1.

Also claimed is an unexpanded population of cells enriched for mesenchymal precursor cells (**MPCs**), capable of forming a clonogenic colony and differentiating to three or more mesenchymal tissue types, said MPCs co-expressing the surface markers MUC18/CD146 and alpha-smooth muscle actin.

Finally, the patent application includes claims directed to a method of enriching for mesenchymal precursor cells (**MPCs**), the method including the step of preparing a single cell suspension from a vascularised source tissue and the step of enriching based on the presence of markers expressed in the vascularised tissue by perivascular cells.

5.3 Perivascular Mesenchymal Precursor Cell Induced Blood Vessel Formation

This invention is based on the finding that MPCs isolated from perivascular tissue are capable of inducing neovascularisation and improvement in cardiac function. Suitable administration of preparations of the MPCs are

therefore useful for treatment of cardiovascular diseases, cerebrovascular diseases and peripheral vascular diseases.

In contrast to the method developed at St Elizabeth's, MPCs derived from perivascular tissue are CD34-, and are able to promote both angiogenesis and arteriogenesis. This is because MPCs derived from perivascular tissue have the capacity to differentiate into the smooth muscle outer layer that surrounds arteries.

The claims of the relevant patent application are directed to methods of inducing formation or repair of blood vessels and methods of repairing damaged tissue involving the use of perivascular MPCs.

5.4 Proliferation of Mesenchymal Precursor Cells and Tissue Specific Committed Cells and uses thereof

This invention is based on the development of methods for inducing proliferation of MPCs and proliferation or differentiation of tissue specific progenitor and committed cells. The method applies to cells that are cultured ex vivo for transplantation or to endogenous cells in a human patient.

This invention is therefore relevant to the aspects of transplantation therapies using MPCs. In particular, it provides an improved method for obtaining adequate quantities of MPCs for manipulation (i.e. differentiation into a specific tissue type such as bone, cartilage or tendon) and transplantation. Importantly, this methodology can be used with MPCs that have been isolated by any means and from any source.

The relevant patent applications have been filed as provisional applications. However, these applications are not available to the public nor have they otherwise been made public. Accordingly, in order to maintain confidentiality in this invention a detailed description has not been provided.

5.5 Preliminary Comment on Freedom to Operate

Since the applications in the licensed patent portfolio are based on both (a) using a different methodology of cell isolation to that described in the Osiris patents, and (b) relate to a phenotypically and genotypically distinct population of cells than the MSCs described in the Osiris patents, it is our preliminary view that the Osiris patents should not impact on freedom to operate the technology covered by the licensed patent portfolio.

Specifically, (a) the Osiris patents are all based on methods to isolate MSCs using Percoll gradient separation and plastic adherence. The applications in the licensed portfolio are based on methods to isolate MPCs using positive immunoselection by monoclonal antibodies, and the use of these methods should not infringe any claims related to the use of the Osiris method. Furthermore, (b) all the Osiris patents relate to MSC defined by surface marker characteristics after isolation using density gradient and plastic adherence, and these cells have been characterized as being STRO-1 negative. In contrast, the MPCs covered by the licensed patent portfolio have been characterized as being STRO-1 positive, and to express a number of additional surface markers and gene products that have been reported in the Osiris patents as being absent in the MSCs. Therefore, it is our view that the MPCs defined in the applications of the licensed portfolio represent a separate and distinct population from the MSCs defined in the Osiris patents. Consequently it is our preliminary view that use of this MPC population should not infringe any claims in the Osiris patents related to the use of its MSC population.

With respect to the University of Minnesota's US patent application number 20040107453, which teaches how to isolate a population of multipotential cells by negative immunoselection based on use of monoclonal antibodies against markers on other contaminating cell populations to deplete such populations, the licensed patent portfolio teaches how to isolate multipotential cells (MPC) by positive immunoselection based on markers identified as being present on the MPCs themselves to enrich for such populations. Since the methodologies used are unrelated, and the cell populations that are subsequently enriched are unrelated, it is our preliminary view that US patent application number 20040107453 should not impact on freedom to operate the technology covered by the licensed patent portfolio.

It is also our preliminary view that US 5,908,887 in the name of St Elizabeth's should not impact on freedom to use the MPCs covered by the licensed patent portfolio for formation of blood vessels. This is because the claims of US 5,980,887 in the name of St Elizabeth's involve the use of haematopoietic and endothelial lineage progenitor cells that are CD34+ for inducing formation of blood vessels, whereas the MPCs covered by the licensed patent portfolio represent a separate and distinct population of mesenchymal lineage progenitors that are CD34-.

5.6 Existing Patent Applications

Schedule 1 attached hereto provides brief details of the patent applications in respect of the above-mentioned inventions.

As indicated in this Schedule, the **MESENCHYMAL PRECURSOR CELL** invention is the subject of patent applications pending in the United States and Australia.

The Australian application is currently undergoing examination. An Examiner's first report issued 10 November 2003 and the final deadline for acceptance is 10 August 2005. The Examiner has indicated that most of the claims are considered to be allowable. The only objection raised relates to claims 25, 28, 31. 34 and 40-51, and these claims do not relate specifically to the inventive method of purifying mesenchymal precursor cells (**MPCs**) which involves enriching for cells based on the presence, absence or expression levels of at least two markers. We are confident that we can readily place this application in order for acceptance by deletion of these claims.

The United States application is currently pending but has not as yet been examined. Two continuation-in-part applications have also recently been filed and are awaiting examination.

The **PERIVASCULAR MESENCHYMAL PRECURSOR CELLS** invention is the subject of an International (**PCT**) application filed 29 MARCH 2004. claiming a priority date of 28 March 2003.

An International Search Report and Written Opinion of the International Searching Authority has recently issued in relation to this PCT application. The Written Opinion states that the claims are considered not novel and/or obvious in light of the prior art. It is not uncommon for this type of objection to be raised in the initial assessment stage of a patent application. The objection requires the applicant to submit further information to distinguish its claim from the prior art or to otherwise amend its claim in so far as any genuine overlap does exist. We are confident of the novelty embodied in the application and are therefore confident that in the usual course of the progress of the application. any query as to novelty or obviousness can be overcome.

The **PERIVASCULAR MESENCHYMAL PRECURSOR CELL INDUCED BLOOD CELL FORMATION** invention is the subject of an International (**PCT**) application filed 29 MARCH 2004, claiming a priority date of 28 March 2003.

An International Search Report and Written Opinion of the International Searching Authority has recently issued in relation to this PCT application. The main objection raised in this Written Opinion is that the claims are considered obvious in light of prior art relating to the recruitment of smooth muscle cells and pericytes during blood vessel formation. Again, we believe that the Examiner's analysis of the prior art is flawed and we are confident that the objections raised in this Written Opinion can be overcome by argument during the usual course of the progress of the application.

The **PROLIFERATION OF MESENCHYMAL PRECURSOR CELLS AND TISSUE SPECIFIC COMMITTED CELLS AND USES THEREOF** invention is the subject of five provisional applications, all of which were filed on 24 September 2004. It is possible that these provisional applications will be cognated into a single PCT application by 24 September 2005.

6. Proprietorship

A patent for an invention may only be granted to the inventor(s) or to a person who has entitlement to the invention by way of assignment, employment contract or other means.

We are not aware of any issues regarding the entitlement of Medvet Science Pty Ltd to the inventions listed in attached Schedule 1.

7. Patent protection

A patent is a monopoly right granted by the relevant national patent office on behalf of the government of a country in return for publication and full disclosure of an invention. The monopoly right enables a patent owner to prevent third parties from exploiting the invention without its consent. The owner of a patent has exclusive rights to manufacture, import, use, keep, sell, offer for sale or otherwise exploit the products or processes protected by the patent in the countries where patent protection has been obtained. A third party "infringes" the patent if it exploits the invention without consent.

Patents can be licensed by the owner of a patent to third parties. An exclusive licensee has an exclusive right to exploit an invention. Under an exclusive licence, the patent owner cannot exploit the licensed patent in a particular country where the patent owner has granted an exclusive licence to another party in that country.

Patents have a limited term. usually 20 years, subject to the payment of renewal fees, after which the patented invention is available for others to use without restriction. In many countries, including Europe and Australia, extensions to the period of patent protection may be obtained for pharmaceutical and veterinary products when delays are involved in obtaining regulatory approval for pharmaceutical and veterinary products covered by the patent. Extensions are available in the USA in similar circumstances.

8. Requirements for Patentability

The main requirements for patentability are that the invention must be new and inventive at the time of lodging the patent application.

In order to be new or "novel", the invention must be different from that which was known as at the priority date, and the invention cannot previously have been made available to the public. To be "inventive" or "non-obvious", an invention needs to be a significant development over what was previously known.

In some countries such as Europe methods of medical treatment or diagnosis of conditions affecting a human or animal body are not considered to be patentable. However, compounds and compositions which are made for treating particular medical conditions, or for use in such methods, may be patentable if they meet the other requirements of patentability. In the USA and Australia, methods of medical treatment are considered to be patentable subject matter.

9. Procedure for obtaining patent protection in a range of countries

In most cases, patents are granted on a country-by-country-basis.

The date of filing the first application in one country, which we will refer to as the home application, is known as the "priority date". An international convention enables foreign patent applications to be filed within twelve months of the filing of the first home application for an invention, and enables the foreign application to claim the priority date of the home patent application as the foreign patent application filing date.

These foreign patent applications can be filed directly in the country or region of concern, or through an International system referred to a as the Patent Co-operation Treaty (PCT). The PCT system has been adopted by approximately 120 countries, including all of the countries which are of commercial interest to Mesoblast Ltd. The effect of filing an International application is generally the same as filing individual patent applications in all of the countries designated in the International patent application. Within prescribed time limits, it is necessary to file national phase applications in all of the countries in which patent protection is to be sought. This may include some or all of the countries designated in the International application.

Usually before patents are granted in any jurisdiction, the patents are examined by the National or Regional Patent Office for novelty and inventive step. In some jurisdictions the examination is more rigorous than in others. The USA and Europe have fairly rigorous standards of examination. As a consequence, the granting of patents in the USA and Europe is sometimes used as a yardstick to assess the likelihood of obtaining patents in other countries.

10. Potential limitation of patent protection

Evan after a patent is granted it is possible in most countries for third parties to challenge the validity of the patent. A successful challenge to the validity of the patent can result in the patent being revoked or narrowed in scope. Such action may take place in an opposition proceedings before a Patent Office, or before a court.

11. Trade Marks

Trade marks are marks or signs used to distinguish the products and services of one trader from those of another. A registered trade mark generally gives the owner the exclusive right to use, sell or license the trade mark in the country in which it is registered, for the goods and/or services covered by the registration. The process to achieve a trade mark registration varies from country to country, and generally involves filing a trade mark application which identifies the mark, the owner and the goods and/or services to be protected. The application is then examined for registrability under the trade marks legislation of the relevant country. If accepted, there is typically an opposition process allowing other traders a time limit within which to object to registration of the trade mark. Once a trade mark application has passed the examination and opposition processes, registration fees are payable and the trade mark is registered. A registered trade mark can be maintained indefinitely by the payment of renewal fees.

Schedule 2 attached hereto provides brief details of the trade mark applications filed by Angioblast Systems, Inc or Mesoblast Limited.

12. Author's Curriculum Vitae

FB Rice & Co is a Patent Attorney firm having offices in Sydney and Melbourne.

The author of this report is an Australian Patent and Trademark Attorney registered in 1995 and has a Bachelor of Science (Biochemistry) from Monash University and a PhD from the University of Adelaide. Following completion of the PhD, the author was employed as a Technical Assistant and Patent Attorney by a large Melbourne-based patent attorney firm. The author joined FB Rice & Co in 1995 and became a partner of the firm in 2000.

FB Rice & Co has not been involved in the drafting and prosecution of the patent applications discussed in this report. Accordingly, the information provided in this report is based on an independent review of the status of the patents and patent applications. We have consulted with the patent attorneys for Medvet to obtain information on the status of the patent applications and we have no reason to doubt the accuracy of this information as at the date of this report. The scope of this report does not extend to the provision of an opinion on the validity of the patents and patent applications over prior art documents.

13. Statement of Independence

Neither the author nor any principal or member of staff of FB Rice & Co have any financial or other material interests in Mesoblast Ltd. The payment of fees to FB Rice & Co for the preparation of this independent report is not contingent upon the outcome of the prospectus.

Yours sincerely

F B RICE & CO

JENNY PETERING
Partner
jpetering@fbrice.com.au

Schedule 1 to Patent Attorney's Report

1. Mesenchymal Precursor cell

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Australia	Medvet Science Pty Ltd	56636/00	07/07/1999	07/07/2000	Under Examination
United States of America	Medvet Science Pty Ltd	10/030411	07/07/1999	07/07/2000	Filed
United States of America	Medvet Science Pty Ltd	10/813,747 (Continuation In Part)	07/07/1999	29/03/2004	Filed
United States of America	Medvet Science Pty Ltd	TBA (Continuation in Part)	07/07/1999	29/09/2004	Filed

2. Perivascular Mesenchymal Precursor Cells

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Patent Co-operation Treaty	Medvet Science Pty Ltd	PCT/AU2004/00416	28/03/2003	29/03/2004	Application pending

3. Perivascular Mesenchymal Precursor Cell Induced Blood Vessel

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Patent Co-operation Treaty	Medvet Science Pty Ltd	PCT/AU2004/00417	28/03/2003	29/03/2004	Application pending

4. Proliferation of Mesenchymal Precursor Cells and Tissue Specific Committed Cells and Use Thereof to Generate Cardiac Muscle, Bone or Vascular and Endothelial Tissue

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
United States	Filed initially in the names of the inventors in accordance with US patent practice - to be assigned to Angioblast Systems, Inc	TBA	24/09/04	24/09/04	Provisional application

5. Proliferation of Mesenchymal Precursor Cells and Tissue Specific Committed Cells and Use Thereof to Generate Adipose Tissue

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Australia	Medvet Science Pty Ltd	2004905528	24/09/04	24/09/04	Provisional application
*Australia	Angioblast Systems, Inc.	TBA	19/10/04	19/10/04	Provisional application

Schedule 1 to Patent Attorney's Report

6. Proliferation of Mesenchymal Precursor Cells and Tissue Specific Committed Cells and Use Thereof to Generate Neural and Glial Tissue

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Australia	Medvet Science Pty Ltd	2004905525	24/09/04	24/09/04	Provisional application
*Australia	Angioblast Systems, Inc.	TBA	19/10/04	19/10/04	Provisional application

7. Proliferation of Mesenchymal Precursor Cells and Tissue Specific Committed Cells and Use Thereof to Generate Smooth Muscle Tissue

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Australia	Medvet Science Pty Ltd	2004905527	24/09/04	24/09/04	Provisional application
*Australia	Angioblast Systems, Inc.	TBA	19/10/04	19/10/04	Provisional application

8. Proliferation of Mesenchymal Precursor Cells and Tissue Specific Committed Cells and Use Thereof to Generate Cartilage and Ligamentous Tissue

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Australia	Medvet Science Pty Ltd	2004905526	24/09/04	24/09/04	Provisional application
*Australia	Angioblast Systems, Inc.	TBA	19/10/04	19/10/04	Provisional application

* The provisional applications filed in Australia on 24/09/04 were re-filed in the name of Angioblast Systems, Inc following execution of the assignment from Medvet to Angioblast in order to correct minor details in the original filings. Both the original and re-filed provisional applications will be used as priority documents when the PCT applications are filed.

Schedule 2 to Patent Attorney's Report

Country	Applicant/Owner	Patent Application No.	Earliest Priority Date	Date Filed	Status
Mesoblast	Australia	Mesoblast Ltd	1022910	30/09/2004	Filed
Angioblast	Australia	Angioblast Systems, Inc	1022939	30/09/2004	Filed
Angioblast systems and device	Australia	Angioblast Systems, Inc	1022940	30/09/2004	Filed

This section identifies some of the major risks associated with an investment in Mesoblast.

Intending Applicants should read the whole of this Prospectus in order to fully appreciate such matters and the manner in which Mesoblast intends to operate before any decision is made to subscribe for Shares.

7.1 Nature of Investment

Any potential investor should be aware that subscribing for Shares involves various risks. Participating in the Offer should be considered speculative. The Shares to be issued pursuant to the Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those Shares.

7.2 Business Risks

(a) **Reliance on Key Personnel:** The Company currently employs or is in the process of employing a number of key management and scientific personnel, and in part the Company's future depends on retaining and attracting suitable qualified personnel. The Company has structured its employment practices aimed at providing incentives and assisting in the recruitment and retention of key personnel. It has also, as far as legally possible, established contractual mechanisms through employment and consultancy contracts to limit the ability of key personnel to join a competitor or compete directly with the Company. Despite these measures, however there is no guarantee that the Company will be able to attract and retain suitable qualified personnel, and a failure to do so could materially adversely effect the business, operating results and financial prospects.

(b) **Contract risks generally:** The Company will operate through a series of contractual relationships with licensors, sub-licensees, independent contractors, distributors, customers and suppliers. All contracts including those entered into by the Company carry a risk that the respective parties will not adequately or fully comply with their respective contractual rights and obligations or that these contractual relationships may be terminated.

(c) **Risk as to Technical Capacity:** The Company intends to establish commercial outsourcing relationships to achieve its objectives. While the Company will seek to enter into relationships with reputable and quality organisations, such relationships are subject to the risk that the counterparty to those relationships may not meet their obligations. Some research or clinical development programs will not be under the sole control of the Company. The quality of the research and clinical results will therefore depend on the technical competencies of the staff at the outsourced research organisation, which in turn will potentially affect the success of the research and clinical results of the Company's activities. Furthermore, irrespective of the competencies of staff, research - clinical trials are inherently subject to risk and there is no guarantee that, despite the best efforts of researchers and clinicians, the research or clinical trials will be successful or the ultimate research results and clinical trials results will be those sought in undertaking the relevant research and clinical trials or support regulatory approval.

(d) **Technological Development and competition:** The Company's future success will depend on the Company's ability to develop products and methods that are competitive in a global market place. The Company's current and potential future competitors include companies with significantly greater resources than the Company.

(e) **Product Development:** There are many risks inherent in the development of medical and biotechnology products and they may fail during clinical trials or may fail to gain regulatory authorities' approval. The Company cannot guarantee that the development work being undertaken will result in the development of any products, or even if they do, that those products will be marketed or commercially successful. In the medical and biotechnology field the time taken to develop and obtain regulatory approval for marketable products is long and consequently is subject to inherent risk.

(f) **Product liability:** As with all new therapeutic products, even after regulatory approval, there is no guarantee that unforeseen adverse events or manufacturing defects will not arise, which could expose the Company to product liability claims or litigation - resulting in removal of the regulatory approval for the relevant products and/or monetary damages being awarded against the Company. The question of product liability will be a question dealt with more comprehensively as and when products, which may give rise to claims, are commenced to be manufactured whether by the Company or any of its licensees.

(g) **Sufficiency of funding:** The Company will have limited financial resources and may need to raise additional funds from time to time. In certain circumstances the Company's ability to successfully operate will be subject to its ability to raise additional funds which will be subject to factors beyond the control of the Company and its Directors including cyclical factors affecting the economy and share markets generally.

(h) **No Valuation:** No formal or informal valuation has been completed of the technology or assets of the Company. The Company makes no representation as to the value of its technology or as to the value of the technology licensed to it from third parties. All impending investors and their advisers should make their own assessments as to these matters after having regard to all of the matters contained in this prospectus.

(i) **Currency Risk:** Revenue and expenditure in overseas jurisdictions are subject to the risk of fluctuations in international currency exchange markets. A major portion of the research and clinical trials to be undertaken in the first 2.5 years will be done outside Australia, primarily in the United States and Germany. Accordingly, payment will be made in those countries' currencies, and may exceed the budgeted expenditure if there is adverse currency fluctuations against the A$. The Company has no plans at this stage to hedge its foreign currency payments.

(j) **Generally:** There is the possibility that, for a wide range of reasons, the Company's present strategies, plans, policies, intentions and expectations may not be able to be implemented.

7.3 Intellectual Property

The Company's core asset is its licensed technology. The commercial value of the technology is dependent on legal protections provided by a combination of copyright, patent, confidentiality, trade secrecy laws, and other intellectual property rights. These legal mechanisms, however, do not guarantee that the technology will be protected or the Company's competitive position maintained.

No assurances can be given that employees or third parties will not breach confidentiality agreements, infringe or misappropriate the Company's technology or that competitors will not be able to produce non-infringing competitive technology.

Further, no assurance can be given that others will not challenge the Company's rights in the technology, a licensor's rights in the technology or the underlying patents or other intellectual rights in the technology. The Company will make assessments on the patent protection strategies in different countries to determine whether patent protection is required and if it is available. Patent protection may not be sought in all countries either because such protection might not be commercially practical or because patent protection may be unavailable or limited in certain countries. A full list of countries where patent protection has been applied for or obtained is detailed in FB Rice's Intellectual Property Report in section 6 of this Prospectus.

The Company was not involved in the initial research stages undertaken at Medvet and IMVS which led to the development of its licensed core technology, and its knowledge therefore regarding the inventors and initial research methods and process is based on the information the Company has gathered through its relationship with Medvet and IMVS and by undertaking reasonable due diligence. While there may be other risks in relation to the licensed core technology and associated intellectual property rights, which cannot be revealed from reasonable due diligence, the Company has been able to mitigate these risks by requiring Medvet (for and on behalf of IMVS) to give extensive warranties over the licensed core technology.

Litigation may be necessary, where commercially feasible, from time to time to enforce and protect the Company's rights in the technology. Such litigation, however, can be costly and could have adverse effects on the Company's activities, business, operating results and financial position. Likewise, a failure to succeed in protecting any such rights may equally have a materially adverse effect on the Company's activities, business, operating results and financial position.

Although the Company has itself conducted patent searches on publicly available databases, there are limitations on such searching. Searches are dependent on the accuracy and effectiveness of the searching method used and the accuracy and scope of the records held. Even if the accuracy of the records is guaranteed, any search strategy inevitably involves a compromise between scope and costs. For this reason the Company's searches were restricted to those keywords considered most likely to reveal relevant disclosures. Another limitation is that in the major jurisdictions, patent applications are not published until 18 months from the earliest priority date. This means that for any given search, it is generally not possible to detect patent applications filed within the previous 18 months.

It is possible that third parties may assert intellectual property infringement, unfair competition or like claims against the Company under copyright, trade secret, patent or other laws. While the Company is not aware of any claims of this nature in relation to any of the intellectual property rights in which it has interests, such claims, if made, may harm, directly and indirectly, the Company's business. If the Company is forced to defend claims of intellectual property infringement, whether they are with or without merit or are determined in the Company's favour, the costs of such litigation will potentially be significant and will divert management's attention from normal commercial operations. Furthermore such disputes may require the Company to develop non-infringing technology or enter into royalty or licensing agreements. Such agreements, if necessary,

may be unavailable on terms acceptable to the Company, if at all. If there is a successful claim of intellectual property infringement or unfair competition against the Company and it is unable to develop non-infringing technology or license the infringed or similar technology or content on a timely basis, it could harm the Company's business, operations and financial condition.

7.4 Regulatory Authority Approvals

Without conducting further development and clinical trials (and obtaining regulatory authority approvals) Mesoblast will NOT be able to commercialise the MPC Technology.

(a) Pre-clinical product development

To initiate MPC clinical trials in an Australian TGA-registered GMP facility, a standard operating protocol (**SOP**) will need to be developed by the Company. There can be no assurances as to the time required to complete the SOP to the satisfaction of the Company, the GMP facility, and the ethics board of the administering institution.

The costs or the time lines for MPC product development and scale-up, including both monoclonal antibody and cell processing components, may be greater than anticipated or extend beyond schedule due to unforeseen circumstances by the subcontracted facilities. Since the cell isolation and manufacturing processes are novel, the FDA may require additional, unanticipated validation steps or assays to be incorporated prior to IND approval and initiation of pivotal clinical trials.

(b) Clinical development

All clinical trials have an inherent risk of adverse events, and these may occur in patients receiving MPC treatments for only certain indications, suggesting a disease-specific event, or for all indications, suggesting an event caused by the manufacturing process or even of the MPC themselves. While appropriate and extensive pre-clinical studies should minimise the risk of adverse events in humans, not all such events can be anticipated prior to initiating human clinical trials.

There can be no assurances as to the amount of pre-clinical data an ethics board committee will require nor as to the time that it will ultimately take to obtain ethics board approval of the administering institutions for initiating clinical trials.

The extent of clinical evaluation needed to satisfy the FDA, TGA, or other regulatory authorities, and obtain approval for new product registration can be anticipated, but may be subject to alteration pending FDA decisions by these authorities. Moreover, cell therapy products represent a novel class of therapeutics and may be subject to unique safety requirements by the regulatory authorities. Requests for additional clinical studies may extend the timeline of the registration process.

7.5 Market for Shares

Prior to the Offer there has been no public market for the Shares. No assurance can be given that an active market will develop in the Shares or that the Shares will trade at or above the Offer Price after the Shares have been listed on the Official List and after Official Quotation.

7.6 Stockmarket Volatility

Regardless of the performance of Mesoblast, the day to day performance of the share market and general share market conditions may effect Mesoblast and the price at which shares trade on a share market such as the ASX. The share market has in the past and may in the future be affected by a number of matters including:

(a) economic conditions in general terms and in particular to the industry that a business operates in;

(b) interest rates;

(c) market confidence;

(d) supply and demand for money;

(e) currency exchange rates;

(f) general economic outlook; and

(g) changes in government policy.

The following taxation summary provides a general overview of the Australian tax implications to Australian resident and non-resident investors who acquire and hold the Shares under the offer contained in this Prospectus. This summary is based on the tax laws of Australia as at the date of this Prospectus.

The Australian tax laws are complex and the following is not intended to be a complete statement of the possible implications for investors. It is your responsibility to be satisfied as to the particular taxation treatment that applies to your investment. You should seek independent professional advice with respect to the tax consequences applicable to your individual circumstances before investing.

The following discussion assumes you hold the Shares on capital account. A different treatment may apply if you hold the Shares on revenue account, for example if you are a share trader.

8.1 Australian Investors

(a) Capital gains tax

Australian income tax laws contain a capital gains tax (CGT) regime. Shareholders who hold Shares on capital account will be subject to the CGT regime on disposal of those Shares. For CGT purposes, you acquire your Shares on the date the Shares are issued or allotted to you. The cost base and reduced cost base of Shares acquired is generally the amount you pay to acquire the Shares plus any incidental costs of acquisition and non-capital costs of ownership that you incur.

Gains on the disposal of Shares held on capital account will be subject to the CGT provisions. A capital gain will arise where the proceeds received exceed the cost base of the Shares. Conversely, you incur a capital loss where the proceeds received on disposal are less than the reduced cost base of the Shares.

Capital losses made in the same or prior years can typically be offset against any capital gains. Any remaining net capital gain is included in assessable income and taxed. Where a net capital loss is incurred it may be carried forward indefinitely and offset against future capital gains subject to the loss recoupment rules.

Individuals and trusts in certain circumstances may be entitled to a 50% discount on capital gains derived where they have held the Shares as a CGT asset for 12 months or more. Complying superannuation funds and life insurance companies holding the Shares as virtual pooled superannuation trust assets are entitled to a discount of 33.3%. Any discount would apply only after capital losses are first applied against the capital gain. Companies are not entitled to the discount.

(b) Stamp duty

No stamp duty is payable on the issue or transfer of listed Shares. Under current stamp duty legislation, no stamp duty would be payable on subsequent transfers of the Shares as long as the Shares remain quoted on the ASX.

(c) Taxation of dividends

Dividends paid to you will be included in your assessable income in the income year they are paid. Dividends you receive may be franked or unfranked. Franked dividends have "franking credits" attached and reflect the Australian corporate tax paid on the profits out of which the dividends are paid. The dividends and any franking credits attached should be included in your assessable income.

You will be entitled to a tax offset equal to the franking credits received, provided the recipient is a "qualified person". In general terms, to be a qualified person two tests must be satisfied being the "holding period rule" and the "related payments rule". These rules will, in broad terms, be satisfied where you have held the Shares at risk for at least 45 continuous days (excluding the dates of acquisition and disposal).

Corporate shareholders may also be entitled to a franking credit in their franking account equal to the franking credit attached to the dividend paid. Such credit can be attached to dividends paid by the corporate shareholder to its shareholders. Certain types of taxpayers, including individuals and superannuation funds, are entitled to a refund of any excess franking credits. Companies are not able to claim a refund for excess franking credits.

Unfranked dividends will be included in assessable income.

(d) Goods and Services Tax

Under current law, Goods and Services Tax is not payable on the issue or transfer of Shares.

8.2 Non-Resident Investors

(a) Capital gains tax

As a non-resident, you will generally not be subject to Australian CGT on disposal of the Shares unless you (and your associates) hold at least 10% of the Shares on issue at any time during the 5 years prior to disposal. In the event that the Shares are subject to CGT, the taxation consequences outlined above for an Australian resident will apply, subject to the application of any relevant Double Tax Agreement.

(b) Taxation of dividends

Dividends you receive will not be subject to dividend withholding tax to the extent the dividend is franked. However, dividend withholding tax may apply to that part of the dividend that is unfranked. The rate of dividend withholding tax rate is 30%, however this may be reduced (usually to 15%) where Australia has a Double Taxation Agreement with the Country in which the shareholder is a resident.

In addition, Australia has a foreign dividend account system which allows certain foreign dividends received in Australia to pass through Australia to foreign investors free from Australian dividend withholding tax.

Non-resident investors should consult their own tax adviser for the taxation implications in their own domestic jurisdiction of this offer.

9.1 Company Information

(a) **Incorporation:** Mesoblast was incorporated under the Corporations Act as a public company limited by shares on 8 June 2004. Mesoblast will be taxed as a public company. Mesoblast was incorporated to enter into the Orthopaedic Licence.

(b) **Rights attaching to Shares:** The Shares offered under this Prospectus are fully paid ordinary shares in the capital of Mesoblast. A summary of the more significant rights attaching to the Shares (taken from the Constitution) is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Mesoblast members. To obtain such a statement, applicants should seek independent legal advice.

- **Ranking** - The Shares will be ordinary shares and will rank equally in all respects with the ordinary shares in Mesoblast on issue prior to the date of this Prospectus.
- **Reports and Notices** - Members are entitled to receive all notices, reports, accounts and other documents required to be furnished to members under the Constitution of Mesoblast and the Corporations Act.
- **General Meetings** - Subject to any preferential or special rights attaching to any shares that may be issued by Mesoblast in the future, members are entitled to be present in person, or by proxy, attorney or representative to speak and to vote at general meetings of Mesoblast. Members may requisition general meetings in accordance with the Corporations Act and the Constitution of Mesoblast.
- **Voting** - At a general meeting of Mesoblast every ordinary member present in person, or by proxy, attorney or representative shall on a show of hands have one vote and upon a poll every member present in person or by proxy, attorney or representative has one vote for every share held. A qualification to the above is that where a person is present at a meeting as proxy or representative for more than one member then on a show of hands that person shall have only one vote and not one vote for each person represented by him.
- **Reduction of Capital** - Subject to the Corporations Act and ASX Listing Rules, Mesoblast may resolve to reduce its share capital by any lawful manner as the Directors may approve.
- **Winding Up** - Members will be entitled in a winding up to share in any surplus assets of Mesoblast in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.
- **Transfer of Shares** - Shares in Mesoblast may be transferred in any form authorised by the Corporations Act or approved by the Directors and in the manner prescribed by the Constitution of Mesoblast, the Corporations Act, the ASX Listing Rules or the ASTC Settlement Rules. The Directors may subject to the ASX Listing Rules and the ASTC Settlement Rules, request the ASTC to place a holding lock to prevent any ASTC transfer of shares. The Directors may refuse to register a paper based transfer of a share in particular circumstances. If the Directors decline the registration of a transfer, Mesoblast must within seven business days, or any other period prescribed by the ASX Listing Rules, after the transfer is lodged, give the party lodging the transfer written notice of the refusal setting out reasons for the refusal.
- **Issue of Further Shares** - The Directors control the allotment, issue, grant of options in respect of and disposal of shares. Subject to restrictions on the allotment of shares and grant of options to Directors or their associates and the Corporations Act, the Directors may allot, grant options or otherwise dispose of shares on such terms and conditions as they see fit.
- **Takeover Approval Provisions** - Any proportional takeover scheme must be approved by those members holding shares included in the class of shares in respect of which the offer to acquire those shares was first made. The registration of the transfer of any shares following the acceptance of an offer made under a scheme is prohibited until that scheme is approved by the relevant members.
- **Application of ASX Listing Rules** - On admission to the Official List of the ASX then, despite anything in the Constitution of Mesoblast, if the ASX Listing Rules prohibit an act being done, the act must not be done. Nothing in the Constitution prevents an act being done that the ASX Listing Rules require to be done. If the ASX Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be). If the ASX Listing Rules require a constitution to contain a provision or not to contain a provision, the Constitution is deemed to contain that provision or not to contain that provision (as the case may be). If a provision of the Constitution is or becomes inconsistent with the ASX Listing Rules, the Constitution is deemed not to contain that provision to the extent of that inconsistency.

(c) **Dividends:** It is not envisaged that Mesoblast will pay any dividends in the foreseeable future.

(d) **Litigation:** There is no litigation commenced or threatened against Mesoblast.

9.2 Material Contracts

The following contracts are considered by the Directors to be material for the purposes of this Prospectus or may be relevant to a potential investor:

(a) Intellectual Property Agreements

(i) Orthopaedic Licence Agreement between Medvet & Mesoblast and Deed Amending the Orthopaedic Licence;

(ii) Intellectual Property Assignment Deed between Angioblast & Medvet;

(iii) Option Deed between Angioblast and Medvet;

(iv) Option Deed between Mesoblast & Medvet;

(v) Mutual Licence Agreement between Mesoblast & Angioblast.

(b) Mesoblast Investment in Angioblast

The material contracts relating to the acquisition by Mesoblast of a 33.3% interest in Angioblast and the rights conferred on Mesoblast in respect of that shareholding in Angioblast is contained in -

- Stock Purchase Agreement - containing the terms on which Mesoblast has the ability to acquire 33.3% interest in the common stock of Angioblast;
- Investor Rights Agreement - conferring certain rights on Mesoblast in relation to corporate action by Angioblast after the acquisition by Mesoblast of its interest in Angioblast;
- Right of First Refusal and Co-Sale Agreement which provides the framework under which existing stockholders in Angioblast may dispose of their shares; and
- Amended and Restated Certificate of Incorporation of Angioblast - which incorporates the rights attaching to the convertible preference shares to be acquired by Mesoblast in Angioblast and which convertible preference shares convert to a 33.3% interest in Angioblast.

(c) Operational Agreements

- Underwriting Agreement;
- Consultancy Agreement;
- Executive Share Option Plan;
- Confidentiality Agreements: Staff, Consultants and Joint Scientific Advisory Board Members;
- Voluntary Escrow Agreements;
- Directors' Deeds of Indemnity, Insurance and Access;
- Appointment of Joint Scientific Advisory Board Members

9.3 Intellectual Property Agreements

(a) Background

The Institute of Medical and Veterinary Science (**IMVS**) is a body corporate established pursuant to the *Institute of Medical and Veterinary Science Act 1982 (SA)*. Medvet Science Pty Ltd (**Medvet**) was incorporated by IMVS to act as the delegate and agent of IMVS in the commercial exploitation of technology and intellectual property belonging to IMVS.

IMVS assigned its intellectual property rights to Medvet including:

- *Patent Family 1* - patents and patent applications relating to 'Mesenchymal Precursor Cells' PCT/AU00/00822, Australian patent application no. 56636/00, US patent application no. 10/030411, Continuation-in-Part U.S. Patent Application No. 10/813,747, US continuation-in-part related to USSN10/030411 titled ' Mesenchymal Precursor Cell and use thereof in the repair of bone defects and fractures in mammals';
- *Patent Family 2* - patents and patent applications 'Perivascular Mesenchymal Precursor Cells' PCT/AU2004/00416;
- *Patent Family 3* (its 50% share, the other 50% already owned by Angioblast) - patents and patent applications relating to 'Perivascular Mesenchymal Precursor Cell Induced Blood Vessel Formation' PCT/AU2004/00417.
- *Patent Family 4* - patents and patent applications relating to the proliferation of mesenchymal precursor cells and tissue specific committed cells and use thereof to generate cardiac muscle, bone or vascular and endothelial tissue;
- *Patent Family 5* - patents and patent applications relating to the proliferation of mesenchymal precursor cells and tissue specific committed cells and use thereof to generate adipose tissue;
- *Patent Family 6* - patents and patent applications relating to the proliferation of mesenchymal precursor cells and tissue specific committed cells and use thereof to generate neural and glial tissue;
- *Patent Family 7* - patents and patent applications relating to the proliferation of mesenchymal precursor cells and tissue specific committed cells and use thereof to generate smooth muscle tissue; and
- *Patent Family 8* - patents and patent applications relating to the proliferation of mesenchymal precursor cells and tissue specific committed cells and use thereof to generate cartilage and ligamentous tissue.

(b) Intellectual Property Agreements

(i) Licence Agreement between Medvet & Mesoblast (Orthopaedic Licence)

Medvet and Mesoblast entered into a licence agreement granting Mesoblast a worldwide licence to conduct research, use and exploit within the bone regeneration and repair and cartilage regeneration and repair field **(Orthopaedic Field)** in relation to the Patent Families 1, 2 and Medvet's 50% interest in Patent Family 3 and certain materials. The Orthopaedic Licence was subsequently amended by a Deed of Amendment executed by Medvet and Mesoblast, which among other things, extended Medvet's licence to Mesoblast to include Patent Families 4 to 8.

The Orthopaedic Licence is exclusive to Mesoblast other than certain non-exclusive rights granted to an Australian research institution to conduct research in relation to Patent Family 1 and some materials, and potentially a non-exclusive licence to the extent reasonable and necessary to use Patent Family 1 and those materials to commercialise future IP the research institute develops using the research licence.

The Orthopaedic Licence will expire on the date of expiry of the last patent subsisting in the technology. Mesoblast grants back to the Medvet a non-exclusive, perpetual, irrevocable and royalty-free licence to use the technology and materials for Medvet's non-commercial, internal research and academic purposes, on the condition that Mesoblast will own all further research results. Further key provisions of the Orthopaedic Licence are as follows:

- the licence from Medvet extends to all improvements to the technology made by Medvet/IMVS, and all improvements developed by or on behalf of Mesoblast will be owned by Mesoblast;
- any scientific and academic publications and presentations in respect of the technology require the prior written consent of Mesoblast before publication;
- Mesoblast will be required to make milestone payments to Medvet of US$250,000 on completion of Phase III (human) clinical trial and US$350,000 on FDA marketing approval;
- Mesoblast will pay Medvet commercial arm's length royalty based on both net sales from the sale by Mesoblast of licensed products each quarter;
- Mesoblast is free to sublicense to third parties the rights granted to Mesoblast, and Mesoblast will pay an agreed commercial arm's length percentage of sub-licence revenues to Medvet;
- Mesoblast will issue to Medvet such number of shares in Mesoblast which will constitute 5% (on a fully diluted basis) of the issued voting share capital of Mesoblast when issued at the earlier of an IPO or 31 Dec 2004;
- Medvet granted to Mesoblast a first right of refusal to the use of its facilities, know-how and personnel for the production of FDA/TGA monoclonal antibody for therapeutic use, and human clinical trials involving the technology;
- Medvet will throughout the Orthopaedic Licence term supply such amounts of material and cells free of charge as is reasonably required by Mesoblast for the purposes of the licence, excluding antibodies;
- Medvet will file, prosecute, register and maintain any intellectual property rights in relation to the technology and materials and improvements made or acquired by Medvet in accordance with Mesoblast's reasonable directions;
- Mesoblast may take legal action to protect against infringement of intellectual property rights in the technology and materials by third parties;
- Medvet's liability for any claim or loss or damage for breach of confidence or a breach of warranty for non-breach of third party intellectual property rights from Mesoblast's use of the technology and materials, is unlimited. The maximum liability for all other proven losses is limited to loss, damage, cost, liability or expense except where incurred other than by indirect or consequential losses and to the extent that that another party (including Mesoblast) was responsible;
- Medvet warrants that:
  - its legal and equitable title to the technology and materials is not subject to any encumbrance;
  - it has all rights and interest required to grant the licence under this agreement;
  - use of technology and materials by Mesoblast in accordance with the Agreement will not infringe third party intellectual property rights;
  - it has not granted any person any right (other than the rights granted to the Australian research institution) to use or exploit in any way all or any part of the technology or materials or to manufacture, market and sell

products incorporating any part of the technology or materials in all or any part of the world;

- no person's consent is required in respect of the assignment or licence of the technology and materials;
- Medvet is entitled to make all patent applications which it has made in respect to the technology and materials;
- use of the technology and materials by Mesoblast in accordance with the Licence Agreement will not infringe the intellectual property rights of any third party; and
- there is no litigation or claim pending or threatened, challenging or disputing the ownership or validity of the technology and materials or any rights to the technology and materials;

- Medvet also provided further warranties that certain essential materials will be exclusively licensed to Mesoblast free of any encumbrances and such grant of licence would not breach any third party rights. These essential materials are relevant to Mesoblast undertaking its research under the agreement;
- Mesoblast acknowledges that other than the expressed warranties, Medvet has not made and excludes all other warranties, terms, representations, conditions or undertakings (expressed or implied) including any implied warranty of merchantability or fitness for a particular purpose of the licensed technology and materials;
- Mesoblast will indemnify Medvet for actions, claims, demands, liabilities, damages, outgoings or proceedings of any nature including loss or damage arising from any acts or omissions of Mesoblast or its officers, employees, agents, contractors or sub-licensees including:
  - performance of its rights and obligations under the agreement or a sub-licence;
  - breach of obligations under the agreement or a sub-licence;
  - negligence in performance or breach of rights or obligations under the agreement or a sub-licence;
  - the manufacture, use and sale of licensed products incorporating the technology by Mesoblast, its sub-licensees or any other third party.

After the Orthopaedic Licence and Deed of Amendment were executed, Medvet, with the prior written consent of Mesoblast, transferred all of its rights in the technology and materials, as well as Medvet's rights as the licensor under the Orthopaedic Licence, to Angioblast pursuant to an Intellectual Property Assignment Deed which was executed between Medvet and Angioblast.

(ii) Intellectual Property Assignment Deed between Angioblast & Medvet

Medvet has assigned to Angioblast all of Medvet's rights in Patent Families 1 to 8 and certain materials (including all intellectual property rights subsisting therein) under the Intellectual Property Assignment Deed.

Under this Intellectual Property Assignment Deed:

- the assignment of Patent Families 1-8 and materials was made subject to the limited non-exclusive rights of an Australian research institution over Patent Family 1 and certain materials;
- Angioblast provided a list of essential materials which is relevant to Angioblast's research and which Medvet warrants that it has assigned to Angioblast free of any encumbrances;
- Medvet also agreed to assign to Angioblast all its right, title and interest in the Orthopaedic Licence, on the condition that Mesoblast will continue to make payments under the Orthopaedic Licence directly to Medvet, notwithstanding the assignment by Medvet under this Deed;
- the previous world wide licence agreement between Medvet and Angioblast over the technology in the cardiac muscle and blood vessels field (**Cardio Licence**) terminated upon assignment, but notwithstanding such termination, Angioblast will continue to be obligated to pay Medvet the fees payable to Medvet under that licence as part of the assignment consideration. Angioblast is also obliged to pay Medvet certain milestone and royalty payments to Medvet in fields other than Orthopaedic and cardiovascular fields as part of the assignment consideration;
- Angioblast grants Medvet a non-exclusive, perpetual, irrevocable, royalty free licence to use the assigned technology and materials for non-commercial, internal research and academic research provided that Medvet will not use the technology commercially or enter contractual obligations with third parties that is either inconsistent with Angioblast's rights under the Deed or relates in any way to the technology.

and provided that Angioblast will own improvements arising form such research;

- Medvet provided Angioblast with an extensive list of warranties in relation to the assigned technology including Medvet's entitlement to assign, non-infringement of third party rights, no pending litigation, no pending breach of the Orthopaedic Licence, the limited rights of an Australian research institute over the Patent Family 1 and some materials do not effect the assignment, and Mesoblast's consent has been obtained prior to the assignment of the Orthopaedic Licence;
- Medvet will indemnify Angioblast against all actions, claims, proceedings, demands, liabilities, losses, damages, expenses, and costs (including legal costs) that may be brought against Angioblast which Angioblast may sustain as a direct or indirect result of any breach or non-performances of this Deed by Medvet.

(iii) Option Deed between Angioblast and Medvet

Subsequent to the execution of the Intellectual Property Assignment Deed, Medvet and Angioblast entered into an option deed whereby Medvet granted Angioblast an option to obtain from Medvet:

- an assignment of Medvet's certain other technology and materials which has application of cell therapy as defined (other than Patent Families 1-8 and materials which have been licensed and which have been assigned to Angioblast) (**Other Technology**) in any field other than those that have application in the Orthopaedic Field;
- to the extent that Medvet cannot assign any Other Technology, then an exclusive worldwide licence to exploit any of Medvet's Other Technology in any field other than the Orthopaedic Field, on terms identical to the Cardio Licence, with the exception of the commercial terms which will be agreed by the parties within specified ranges provided; and
- to the extent that an exclusive worldwide licence over any of the Other Technology cannot be granted, a non-exclusive worldwide licence to exploit all or part of the Other Technology in all fields other than the Orthopaedic Field on terms substantially similar to the Cardio Licence, except those clauses which must be changed on the basis that the licence is non-exclusive and such commercial terms to be agreed by the parties within specified ranges provided.

Other key provisions include:

- the term of the Option Deed is for 5 years, and the option may be exercised over any Other Technology during the term. Angioblast is able to exercise the option over any of Other Technology more than once until the relevant Other Technology has been assigned to Angioblast;
- if Angioblast decides to exercise its option under this deed, it must do so in accordance with the specified procedure provided;
- Medvet is required to provide an updated list to Angioblast on a quarterly basis of all Other Technology. Angioblast is able to request an independent audit of the Other Technology from time to time upon reasonable written notice to Medvet;
- Medvet warrants that it is free to assign or license its Other Technology and in doing so will not infringe any third party rights;
- Medvet's agrees to indemnify Angioblast for losses and damages suffered by Angioblast as a direct or indirect result of Medvet's non-performance or breach of the deed, or its wrongful, wilful or negligent act or omission under this deed.

(iv) Option Deed between Mesoblast & Medvet

Subsequent to the execution, by Mesoblast of the Orthopaedic Licence, Medvet and Mesoblast entered into an option deed whereby Medvet granted Mesoblast an option to obtain from Medvet:

- an exclusive worldwide licence to exploit Medvet's Other Technology in the Orthopaedic Field, on terms identical to the Orthopaedic Licence, with the exception of the commercial terms which will be agreed by the parties within specified ranges provided; and
- to the extent that an exclusive worldwide licence over any of the Other Technology cannot be granted, a non-exclusive worldwide licence to exploit all or part of the Other Technology in the Orthopaedic Field on terms substantially similar to the Orthopaedic Licence, except those clauses which must be changed on the basis that the licence is non-exclusive and such commercial terms to be agreed by the parties within specified ranges provided.

Other key provisions include:

- the term of the Option Deed is for 5 years, and the option may be exercised over any Other Technology during the term. Mesoblast is able to exercise the option over any of Other Technology more than once until the relevant Other Technology has been licensed to Mesoblast;

- if Mesoblast exercises the option under this deed, it must do so in accordance with the specified procedure provided in the deed;
- Medvet is required to provide an updated list to Mesoblast on a quarterly basis of all Other Technology. Mesoblast is able to request an independent audit of the Other Technology from time to time upon reasonable written notice to Medvet;
- Medvet agrees that if it assigns any part of the Other Technology during the term of the option to Mesoblast, it may only do so on the condition that the assignee will grant the same option to Mesoblast over the assigned Other Technology;
- Medvet warrants that it is free to assign or license its Other Technology and in doing so will not infringe any third party rights;
- Medvet's agrees to indemnify Mesoblast for losses and damages suffered by Mesoblast as a direct or indirect result of Medvet's non-performance or breach of the deed, or its wrongful, wilful or negligent act or omission under this deed.

(v) Mutual Licence Agreement between Mesoblast & Angioblast

Subsequent to the execution of the Intellectual Property Assignment Deed between Medvet and Angioblast, Mesoblast and Angioblast entered into a mutual licence agreement whereby:

- Angioblast granted Mesoblast a non-exclusive, worldwide, royalty-free, irrevocable and perpetual right to use and exploit improvements to Patent Families 1 to 8 and related materials developed or acquired by Angioblast in the Orthopaedic Field, which is separate and in addition to the licence granted to Mesoblast under the Orthopaedic Licence pursuant to which Medvet transferred its rights (as the licensor) to Angioblast;
- Mesoblast granted Angioblast a non-exclusive, worldwide, royalty-free, irrevocable and perpetual right to use and exploit improvements to Patent Families 1 to 8 and related materials developed or acquired by Mesoblast in all fields other than the Orthopaedic Field;
- the parties may sub-license their respective licence rights in the other party's technology improvements provided that they meet certain preconditions, being (a) the sublicensing party will provide to the other party prior written notice of its intention to sub-licence, and (b) the sublicensing party must ensure that the sublicensing agreement is consistent with the terms of the Mutual Licence Agreement and must provide a copy of each sublicensing agreement to the other party prior to execution;
- the parties confirm that the Mutual Licence Agreement will not operate to prevent Mesoblast from exercising its sublicensing rights under the Mesoblast Licence;
- the parties must promptly disclose to the other party any improvements to the technology it acquires or develops;
- the parties may agree in writing to vary the terms of their respective licences to technology improvements (including the respective fields of the licences);

Further key provisions are as follows:

- Mesoblast and Angioblast agreed on a mechanism for agreeing and managing the collaboration and sharing of each party's resources in the future, such collaboration must be pursuant to a written agreement to be negotiated between Mesoblast and Angioblast, and specifically as part of this collaboration, the parties will jointly develop the IND Dossier for Patent Families 1-8 which will be jointly owned by the parties and each party will be entitled to use such Dossier (without having to account to the other) for making IND applications in their respective fields;
- the parties agreed that any costs, expenses or resources associated with their collaboration which Angioblast is not required to meet or not provided for under an agreed expenditure program will be shared by the parties equally;
- the parties agree that Mesoblast will be able to reasonably direct Angioblast in the filing, prosecution, registration and maintenance of the intellectual property rights subsisting in the Technology to the extent that it is related to the Orthopaedic Field provided that Mesoblast reimburses Angioblast for costs which Angioblast incurs as result of following Mesoblast's directions;
- the parties agreed that notwithstanding the provisions of the Orthopaedic Licence, Angioblast will have a discretion to commence legal proceedings regarding infringement of intellectual property rights (unilaterally or jointly with Mesoblast), and where Angioblast seeks to join Mesoblast in any action, then it agrees to indemnify Mesoblast for any losses and damages suffered by Mesoblast as a result of Mesoblast being joined as a party;

- each party will be responsible for the filing, prosecution, registration, maintenance and protection of its own improvements to the technology, with the other party agreeing to provide any assistance and comply with any reasonable directions required;
- Mesoblast and Angioblast agreed to undertake collaborative joint research projects in the future within the field of mesenchymal precursor cell research on normal commercial terms including the following:
  - neither party will conduct collaborative research together within the field of mesenchymal precursor cell research unless it is pursuant to a written agreement between Mesoblast and Angioblast; and
  - ownership of project results will be agreed on a case by case basis for each research project;
- the parties must provide each other with a quarterly written report on any independent technology that a party develops or acquires that relates to use of stem cells for therapy or diagnostic purposes;
- Angioblast granted to Mesoblast a non-exclusive, worldwide, perpetual and irrevocable licence to use and exploit Angioblast independent technology in the Orthopaedic Field on normal commercial terms to be agreed between the parties (with any failure to agree being referred to an independent expert for resolution);
- Angioblast also granted Mesoblast an option to negotiate an exclusive licence to Angioblast's independent technology for use and exploitation in the Orthopaedic Field within 90 days from each quarterly report from Angioblast. The exercise of the option must be in accordance with the procedure set out in the Mutual Licence Agreement;
- Mesoblast granted Angioblast an option to negotiate a non-exclusive or exclusive licence to such of Mesoblast's independent technology for use and exploitation in the all fields other than the Orthopaedic Field within 90 days from each quarterly report from Mesoblast. The exercise of the option must be in accordance with the procedure set out in the Mutual Licence Agreement;
- Angioblast granted Mesoblast a non-exclusive, worldwide, royalty free, perpetual and irrevocable licence to use and exploit technology developed or acquired by Angioblast which is funded by Mesoblast using funds from Mesoblast's initial public offering of its shares on the Australian Stock Exchange;
- the parties also confirmed that Mesoblast's option over Medvet's Other Technology (other than Patent Families 1-8 and related materials) will survive in the event that such Other Technology is assigned to Angioblast pursuant to a separate option granted to Angioblast over the same Other Technology;
- on termination of the Mutual Licence Agreement, the options over each other's respective independent technology will cease to operate, and all other licences granted under the Mutual Licence Agreement will survive and continue operation;
- the Mutual Licence Agreement is governed by the laws of Victoria, Australia.

9.4 Mesoblast - Investment in Angioblast

(a) Stock Purchase Agreement

The Stock Purchase Agreement details the terms on which Mesoblast has agreed to subscribe for, and Angioblast has agreed to issue to Mesoblast, up to 500,000 preferred shares for a purchase price of AU$20.00 per share (AU$10 million in aggregate).

The Angioblast preferred shares confer on the holder the rights detailed in the Amended and Restated Certificate of Incorporation of Angioblast (described in greater detail in section 9.4(d)). One of the essential features of the terms for the Angioblast preferred shares is that on the occurrence of a conversion event (as described in section 9.4(d) below), the Angioblast preferred shares will convert into 33.3% of the common stock of Angioblast on a fully diluted basis after taking into account the number of common stock to be issued on the conversion of the relevant Angioblast preferred shares.

Therefore while Mesoblast is to subscribe for the Angioblast preferred shares in stages, irrespective of the number of Angioblast preferences shares actually issued to Mesoblast, on the conversion of the Angioblast preferred shares Mesoblast will hold 33.3% of the common stock of Angioblast.

The subscription for Angioblast preferred shares is structured to occur in a series of tranches as follows:

(i) first tranche of 100,000 preferred shares for an aggregate purchase price of $2 million no later than 14 days after the closing of the Offer;

(ii) second tranche of up to 200,000 preferred shares subject to adherence by Angioblast to the Angioblast Expenditure Program;

(iii) where Angioblast achieves an SOP within 24 months of the date of Stock Purchase Agreement, the third tranche of up to 200,000 preferred shares, again subject to adherence by Angioblast to the Angioblast Expenditure Program.

In respect of the second and third tranche, Mesoblast is obliged to purchase from Angioblast at the end of each quarter 50,000 shares (or such greater number of shares as are specified in a draw notice from Angioblast) for a purchase price of AU$20.00 per preferred share. The Stock Purchase Agreement allows Angioblast to require the amount of each quarter drawdown to be increased where Angioblast can detail the purpose for which the funds are required (which must be contemplated by the Angioblast expenditure program see paragraphs (b)(i) and (b)(xii) below for further details). Mesoblast must also be satisfied that all amounts previously advanced by it to Angioblast to purchase preferred shares has been expended for the purposes contemplated by the Angioblast expenditure program.

Mesoblast is not obliged to subscribe for further Angioblast preferred shares if at any time Angioblast commits a material default under the Angioblast expenditure program and fails to remedy that default within 30 days after receipt of a written notice from Mesoblast requiring it to do so.

The Stock Purchase Agreement also contains warranties and representations from Angioblast in favour of Mesoblast that are usual for a document of this nature.

(b) Investor Rights Agreement

The Angioblast shareholders and Mesoblast have entered into the Investor Rights Agreement, which agreement provides that for so long as Mesoblast holds preferred shares in Angioblast the following matters must not be authorised by the Angioblast board or its shareholders unless the Mesoblast nominee to the Board of Directors of Angioblast has approved:

(i) the adoption of, and any amendment to, Angioblast's annual program (including the Angioblast expenditure program);

(ii) the appointment of a Chief Executive Officer of Angioblast;

(iii) the entry by Angioblast into any transaction which provides a material financial benefit to any directors or any stockholder of Angioblast or any associate of either;

(iv) the issuance of any shares, convertible notes, options, securities or other like entitlements which are convertible into shares or equity interests in Angioblast;

(v) the variation of any obligations, rights or entitlements attaching to shares in the Angioblast;

(vi) the acquisition by Angioblast of an equity interest in a business or another company;

(vii) any material transaction in Angioblast's present or future intellectual property;

(viii) a transaction or series of related transactions involving the transfer by Angioblast of an asset or assets of Angioblast with a value in excess of AU$1,000,000;

(ix) the creation of any security interest over an asset of Angioblast;

(x) Angioblast entering into a commitment or liability which is not in the ordinary course of its business;

(xi) the declaration of dividends by Angioblast; and

(xii) any divergence, or variation to, the Angioblast expenditure program.

On the conversion of the Angioblast preferred shares into Angioblast common stock, the above restrictions will lapse and Mesoblast's rights will rank equally with the rights of all holders of common stock in Angioblast.

(c) Right of First Refusal and Co-Sale Agreement

The Right of First Refusal and Co-Sale Agreement (**Pre-emptive Rights Agreement**) provides the framework under which shareholders of Angioblast may dispose of their shares.

The Agreement stipulates that, prior to selling any shares (**Disposal Shares**) in Angioblast, a shareholder (**Seller**) must first offer the Disposal Shares to both Angioblast and the Eligible Stockholders for purchase. In order to initiate this process a Seller must deliver a Transfer Notice to Angioblast and the Eligible Stockholders in the form prescribed by the Pre-emptive Rights Agreement. Angioblast will then have a period of 20 days (**Initial Exercise Period**) to exercise the right to purchase part or all of the Disposal Shares.

Upon the earlier to occur of:

- the expiration of the Initial Exercise Period (in which case Angioblast will be deemed not to have elected to purchase the Disposal Shares); or
- the time that the Seller receives written confirmation from Angioblast that it wishes to purchase the Disposal Shares),

Angioblast shall be deemed to have made its election with respect to the Disposal Shares and the remainder (if any) will be offered to the Eligible Stockholders. The Eligible Stockholders will then have the opportunity to exercise a Right of First Refusal over the remaining shares under the same terms as made available to Angioblast.

If neither Angioblast nor the Eligible Stockholders exercise their Right of First Refusal with respect to all or any part of the Disposal Shares, each Eligible Stockholder will then have the right to participate in a co-sale of the remaining Shares not taken up (**Residual Shares**) on the same terms and conditions as specified in the Transfer Notice.

The Seller of the shares will then give written notice to Angioblast and each of the Selling Stockholders specifying the number of Residual Shares to be sold by the Seller and each of the Selling Stockholders exercising the Right of Co-Sale. Any Selling Stockholders must then deliver to the Seller the relevant share certificates, properly endorsed for transfer, representing the number of Residual Shares that the Selling Stockholder is entitled to sell. Upon delivery of the certificates by the Seller to the Transferee, the Seller will remit the proceeds of the sale to each of the Selling Stockholders in the relevant proportions.

(d) Angioblast Certificate of Incorporation

The Certificate of Incorporation was adopted by Angioblast in accordance with the General Corporations Law of the State of Delaware. It contains the various rights, restrictions and other matters attaching to issued stock in Angioblast as well as certain key internal corporate matters.

The Certificate of Incorporation authorises Angioblast to issue two classes of stock which are to be respectively designated as "common stock" and "preferred shares". The total initial number of shares which the Corporation is authorised to issue are 9,500,000 shares of common stock and 500,000 shares of preferred shares.

The key rights attaching to the preferred shares are as follows:

Dividend Rights: Holders of each preferred shares are entitled, in priority to holders of common stock, to receive any dividends declared by the board of Angioblast up to the original issue price of each share (AU$20 per share);

Conversion into common stock: All of the preferred shares then on issue automatically convert into 33.3% of the common stock of Angioblast on a fully diluted basis after taking into account the number of common stock to be issued on the conversion of the relevant Angioblast preferred shares on:

- Angioblast obtaining Investigative New Drug Approval (**IND**) by the US Federal Drugs and Administration Authority (**FDA**) for the initiation of cardiovascular clinical trials; and
- Angioblast collating all material developed pursuant to the Angioblast expenditure program under the Investor Rights Agreement and providing that material to Mesoblast in a form that Angioblast considers (acting reasonably) would reasonably support an IND submission by Mesoblast to the FDA for initiation of Orthopaedic clinical investigations.

Nominee to Angioblast Board: The Angioblast constitution provides for the board of directors to consist of 4 directors. The holders of the preferred shares have the right to elect one director to the board of Angioblast. The holders of Angioblast common stock will have the right to elect two directors while the holders of preferred shares will have the right to elect one. All Angioblast shareholders (irrespective of class of share / stock) voting together on an as-converted basis, will elect the fourth and final director.

Voting: Holders of preferred shares have the same voting rights (on an as converted basis) as holders of common stock.

Additional voting rights: Angioblast must obtain the approval of the holders of a majority of the preferred shares before undertaking certain actions. Those actions include voluntary liquidation or winding up of the corporation, amendments of the Certificate of Incorporation which adversely affect holders of preferred shares, increasing or decreasing the authorised number of preferred shares, payment of common stock dividends without first satisfying all outstanding preferred dividends and the creation of any class of equity ranking equal to or above preferred shares.

Liquidation: On a liquidation or winding up of Angioblast holders of preferred shares are entitled, in priority to holders of common stock, to receive the net assets of Angioblast (after satisfaction of all liabilities) up to the original issue price of each share (AU$20 per share) with any remaining balance to be distributed to common stock holders pro rata based on their proportionate shareholdings.

9.5 Operational Agreements

(a) Underwriting Agreement

The Company has entered into the Underwriting Agreement with Lodge Partners Pty Ltd (**Underwriter**). Pursuant to the terms of the Underwriting Agreement, the Underwriter has agreed to underwrite the full amount of the Offer on the terms and conditions set out in the Underwriting Agreement and has reserved the right to appoint sub-underwriters.

Pursuant to the terms of the Underwriting Agreement, the Company must on or before 5.00pm on the day which is three business days after the Closing Date, provide the Underwriter with a certificate stating the number of Shares for which valid applications have not been received (**the Shortfall Shares**). Pursuant to clause 5.2, the Underwriter must thereafter lodge or cause to be lodged valid applications for all the Shortfall Shares.

The Company has an obligation to allot the Shortfall Shares in accordance with the valid applications lodged or caused to be lodged by the Underwriter.

The Company provides warranties to the Underwriter in relation to its power to enter into and comply with the Underwriting Agreement and to make the Offer.

The Company indemnifies the Underwriter, its related bodies corporate and each of the directors, employees

and agents thereof against any material claim, judgment, damage, loss, liability or expense in connection with, or resulting from, any misleading or deceptive statement in or any omission from the Prospectus or any announcement, advertisement or publicity in relation to the Prospectus or the Offer, or from any non-compliance by the Company with any legal obligation in relation to the Offer or the Prospectus.

The Underwriting Agreement provides for payment of underwriting fees of $65,000 plus 5% of the amount raised under the Offer together with certain other expenses as referred to in the Underwriting Agreement.

In addition to the fees due, on the successful listing of Mesoblast on the ASX the Company is to grant to the Underwriter 400,000 unlisted options to acquire 400,000 ordinary unissued shares in the capital of the Company. An option which has vested must be exercised before the 3rd anniversary of the grant date and the exercise price for each option will be $0.55 per Share.

The Underwriting Agreement sets out a series of termination events. If one or more of the termination events occur after the date of the Underwriting Agreement, the Underwriter may by written notice to the Company terminate the underwriting. Those events include any of the following:

- the Company fails to lodge the Prospectus, or any necessary supplementary or replacement prospectus, with ASIC;
- a time period of 6 weeks elapses after the Closing Date without quotation in respect of the Shortfall Shares being granted by ASX or, if granted, being subsequently withdrawn or qualified, or made conditional upon any term or condition that the Underwriter reasonably believes is unacceptable;
- a Prescribed Occurrence (as defined in the Underwriting Agreement) occurs in relation to the Company other than in relation to the issue of the Shares and the occurrence is not remedied within 7 days of a receipt of a notice of default from the Underwriter;
- the Company commits any material breach of the Underwriting Agreement and the breach is not remedied within 7 days of a receipt of a notice of default from the Underwriter;
- the All Ordinaries Index of the ASX is at the close of trading for 5 consecutive Business Days at a level which is 10% or more below the level at close of trading on the ASX on the day before the date of the Underwriting Agreement;
- any law or regulation is introduced into the Parliament of the Commonwealth of Australia or the legislature of any State or Territory of Australia (other than a law or regulation which was officially announced before the date of this Agreement) which would have a material adverse effect on the financial position or prospects of the Company, or on the success of the Offer;
- the Underwriter becomes aware of any information in the Prospectus which is untrue, incorrect or misleading in its content in a material way or the Underwriter becomes aware of any material omission or non-disclosure therein or there is made public any item, transaction or event of a material nature not previously made public, which, in the Underwriter's reasonable opinion, could reasonably be expected to affect adversely in a material way:
  - from the Underwriter's perspective, the outcome of the Underwriting of the Offer; or
  - the financial position or prospects of the Company.
- a stop order or notice of intention to hold a hearing is issued by the ASIC in relation to the Prospectus or any supplementary or replacement prospectus relating to the Prospectus, in accordance with section 739 of the Corporations Act and is not dismissed or withdrawn by the Closing Date;
- a supplementary prospectus or replacement prospectus is required to be lodged under the Corporations Act in relation to the Offer containing any information that is materially adverse from the perspective of the Underwriter or potential subscribers to the Offer;
- any public comment or statement by a Director of the Company about the Company, the Offer or the Underwriting Agreement which in the reasonable opinion of the Underwriter will have a material adverse effect on the prospects of the Issue being fully subscribed or any Director of the Company being charged with an indictable offence;
- an application is made by the ASIC for any order under section 1324B of the Corporations Act in relation to the Prospectus and that application has not been dismissed or withdrawn by the Closing Date;
- any person (except the Underwriter) who consented to the issue of the Prospectus withdraws that consent;
- the death of Professor Itescu, or his disability to the extent that he is unable to perform his duties as a director and chief scientific adviser of Mesoblast, and a director of Angioblast; or
- a material adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company from that disclosed in the Prospectus, including:
  - a material adverse change in the earnings, future prospects or forecasts of the Company;

- a material adverse change in the nature of the business conducted, or to be conducted, by the Company; or
- the insolvency or voluntary winding up of the Company or the appointment of any receiver, receiver and manager, liquidator or other external administrator.

If the Underwriter terminates the Underwriting Agreement, the Company remains liable to pay any fees expenses and charges incurred by the Underwriter in connection with the Underwriting Agreement, the Prospectus or Offer.

(b) Consultancy Agreement

(i) Agreement with a company associated with Professor Silviu Itescu

The Company entered into a Consultancy Agreement with Transplantation & Immunology Consultants Pty Ltd ACN 091 344 624 (**Consultant**), a company associated with Professor Itescu. The Consultant will provide certain services and make available Professor Itescu as the Company's chief scientific adviser. The key features of the agreement may be summarised as follows:

- the Consultant is engaged by the Company on a non-exclusive basis (subject to the restrictions described below) as an independent consultant to provide consultancy services and to manage the Company's research and development work as contemplated by Mesoblast's participation in the Expenditure Program outlined in section 1.5 (together being **the Services**);
- the term of the agreement is 3 years from the date of signing;
- in consideration of the Consultant providing the Services to the Company, the Consultant will receive the following fee:
  - during the first year of its engagement - $125,000; and
  - during each subsequent year of its engagement - such sum (being not less than $125,000) as is determined by the Board from time to time;
- the Consultant may employ its own employees and/or engage sub-contractors as it deems necessary;
- the Consultant is not entitled to any benefits or entitlements of the Company's employees including but not limited to sick, annual or long service leave, workcover, superannuation contributions;
- during the term of the agreement the Consultant and Professor Itescu shall allocate sufficient time to meet the expectations of their role, faithfully and diligently perform the Services and such other duties and exercise such powers as assigned to or vested in them by the Board and will use their best endeavours to promote the business interests of the Company;
- the Consultant is solely responsible for any payroll tax or other liabilities associated with the provision of the Services and for all loss and damage arising out of the provision of the Services and or the acts and omissions of the Consultant or any of its agents, employees or contractors and the Consultant will indemnify the Company for any loss, claim or cause of action of any kind arising out of the provision of the Services;
- the Company may terminate the agreement without notice if:
  - the Consultant or Professor Itescu defaults or breaches the agreement;
  - the Consultant or Professor Itescu goes into liquidation or bankruptcy, or is wound up, or enters into any composition or arrangement with or for the benefit of their creditors;
  - Professor Itescu becomes mentally incapable or dies;
  - in the opinion of the Company, Professor Itescu, the Consultant or any of its agents, employees or contractors is guilty of gross misconduct, gross neglect or engages in conduct prejudicial to the interests or reputation of the Company;
  - the Consultant or Professor Itescu is charged with a criminal offence or is precluded from taking part in the management of a corporation,
- during the term of the agreement and any time after its termination the Consultant and Professor Itescu shall keep in strictest confidence all confidential information and shall not disclose to any person any confidential information without the consent of the Company;
- the Consultant and Professor Itescu shall make full and complete disclosure to the Company of the existence, nature and extent of any conflict of interest that they may have in any manner or capacity whatever with their duties or obligations under the contract;
- the Consultant and Professor Itescu assigns to the Company all of their rights, title and interest in the world to any Intellectual Property Rights (as that term is defined in the agreement) acquired, developed or created by the Consultant or Professor Itescu in the course of the agreement whether in the course of providing the Services or in the course of duties falling outside the Services but assigned to the Consultant or Professor Itescu pursuant to the agreement, whether presently existing or arising after the date of the contract (**Assigned Intellectual Property Rights**);

- the Assigned Intellectual Property Rights will vest in the Company immediately upon creation or acquisition by the Consultant or Professor Itescu;
- the Consultant and Professor Itescu agree and undertake to promptly and fully disclose to the Company any Assigned Intellectual Property Rights of which the Consultant or Professor Itescu becomes aware, so as to enable the Company to have the fullest benefit of any actual or potential rights, and Professor Itescu consents to the Company reproducing, adapting, publishing, performing, exhibiting, communicating or transmitting any works in the Assigned Intellectual Property Rights to which he has moral rights;
- the Consultant and Professor Itescu are each restricted from being involved in:
  - any entity that competes with any business in orthopaedic applications carried on by the Company;
  - any entity that develops intellectual property similar to or competitive with the Company's intellectual property in orthopaedic applications; or
  - any business or undertaking in orthopaedic applications which deals with a person who is or was a customer of the Company in the 12 months prior to the termination of the Consultancy Agreement;
  - any business or undertaking which solicits employees of the Company to terminate their employment,

  during the term of the engagement and for the period of 3 years after the termination of the Consultancy Agreement.

(c) Executive Share Option Plan

The Company has adopted an executive share option plan (**Plan**) to foster an ownership culture within the Company and to motivate senior management and Directors to achieve performance targets of the Company and/or their respective business units. As at the date hereof, except as outlined in section 9.8(b), no shares or options have been issued under the Plan, which is to be administered by the Directors. Selected senior management of the Company and its subsidiaries (**Group**) and the Directors (collectively the **Participants**) are eligible to participate in the Plan at the absolute discretion of the Board. Except as outlined in section 9.8(b), no options or shares will be issued under this Plan to any Directors without the prior approval of the Mesoblast shareholders.

The aggregate number of Shares which may be issued pursuant to the Plan (**Plan Shares**), and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company.

Shares allotted and issued under the Plan must rank equally in all respects with other Shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions.

The exercise period in relation to an option means the period in which the option may be exercised specified by the Board.

The exercise price is the greater of $0.20 and in relation to an option granted on or before the date of the Official Quotation of Shares, an amount per Share that is 20% higher than the Offer Price; and in relation to an option granted after the Official Quotation of Shares, the volume weighted market price of a Share sold on the ASX on the 5 trading days immediately before the date a participant was invited to complete an Application Form relating to the option, or any other amount that is specified by the Board subject to any adjustment.

(d) Agreements: Staff, Consultants and Scientific Advisory Board Members

The Company has entered into agreements with staff, consultants, Scientific Advisory Board Members and other parties providing advisory and consulting services and/or undertaking research and development on behalf of those companies. Each of these agreements contains a confidentiality clause. The terms of those agreements with regards to confidentiality are standard in that they impose restrictions on the disclosure of confidential information and restrictions on the use of confidential information, except for the purposes for which it has been disclosed. The agreements are subject to the usual exclusions in relation to information that was in the public domain when disclosed, that comes into the public domain after disclosure, other than as a result of the recipient's breach of the agreement or was in the recipient's possession when disclosed. Some agreements contain other exclusions relating to disclosure required by law to the extent required to be so disclosed.

(e) Voluntary Escrow Agreement

As a condition of the Underwriting Agreement, each of the Existing Investors have entered into a voluntary escrow agreement under which they each agree that they will not sell or otherwise dispose of shares or other securities held by such shareholder in the capital of the Company during the "Escrow Period".

The "Escrow Period" in the case of Professor Itescu and Michael Schuster is 24 months from the date of the listing of Mesoblast.

In the case of all other Existing Investors, the "Escrow Period" is defined as follows:

- with respect to all their Shares (and any options attached to those Shares), a period of 3 consecutive calendar months commencing on and from the date of the listing of Mesoblast;
- with respect to 75% of their Shares (and any options attached to those Shares), a period of 6 consecutive calendar months commencing on and from the date of the listing of Mesoblast; and
- with respect to 50% of their Shares (and any options attached to those Shares), a period of 12 consecutive calendar months commencing on and from the date of the listing of Mesoblast.

This restriction does not apply to any Shares which may be applied for by any such shareholder pursuant to the Offer under this Prospectus. Please note that this voluntary escrow restriction on each of the Existing Investors is in addition to any restriction which may be imposed by the ASX pursuant to the ASX Listing Rules.

(f) Directors' Deeds of Indemnity, Insurance and Access

The Company has entered into a deed of indemnity, insurance and access with each of its Directors. The key features of this deed may be summarised as follows:

- to the extent permitted by law, the Company:
  - indemnifies each of the Directors against any liability (excluding liability for legal costs) incurred by the Director as an officer or former officer of the Company;
  - indemnifies the Director against any reasonable legal costs incurred as a result of the Director defending an action for any liability incurred by the Director as an officer or former officer of the Company;
  - releases the Director from any present, future or contingent claims that arise directly or indirectly from the Director's position acts or omissions as an officer or former officer of the Company; and
- must, where possible, maintain appropriate insurance cover in favour of the Director during the term of the Director's appointment for at least a period of seven years after the Director ceases to be an officer of the Company on terms that are reasonably prudent to the Company;
- the Director, during his or her appointment and for a period of seven years after the Director ceases to be an officer of the Company, may inspect any books and records of the Company in certain circumstances and for particular purposes; and
- the Director is entitled to retain any board documents, including minutes of board meetings or committees. These documents will become the property of the Director at the time they are supplied to the Director. Notes of board meetings or other communications made by the Director will remain the property of the Director.

(g) Appointment as Joint Scientific Advisory Board Members

- The term of appointment is 1.5 years commencing from the date of appointment. Each Board Member will be paid $15,000 per annum, paid monthly into a nominated bank account.
- The Board Member must attend meetings of the Scientific Advisory Board in Melbourne or elsewhere, in person or via telephone, as advised. The Board Member must ensure that they are free at all times from any interest and any relationship which could, or could reasonably be perceived to, materially interfere with their ability to act as a member of the Board.
- All reasonable travelling, hotel and other expenses incurred by the Board Member for attending meetings of the Board or otherwise on the business of the Company or in the execution of duties as a member of the Board will be paid for by the Company.
- Board Members irrevocably and conditionally consent for any moral rights owned by them to be reproduced, adapted, or published by the Company.

9.6 Existing Investors

The holders of shares and options immediately prior to the issue of this prospectus are:

Name	Existing shares	Existing Options	Total (assuming exercise of options)
Professor Silviu Itescu	43,120,000	Nil	43,120,000
Medvet Sciences Pty Ltd	2,790,000	Nil	2,790,000
J G M Investment Group Pty Ltd	1,920,000	1,520,000	3,440,000
Thorney Holdings Pty Ltd	1,400,000	1,400,000	2,800,000
Michael Schuster	880,000	Nil	880,000
Rak Investment Pty Ltd	200,000	200,000	400,000
Jack Gurman	200,000	200,000	400,000
Neurotransmision Inc	200,000	200,000	400,000
John Bennetts	400,000	400,000	800,000
Belmavic Holdings Pty Ltd	400,000	400,000	800,000
Total	51,510,000	4,320,000	55,830,000

* The options granted to the Existing Investors as detailed above include the follow major terms:

- Exercise - each option is convertible into one ordinary fully paid share in the capital of Mesoblast;
- Exercise price - $0.55 per option;
- Exercise period - the period of 4 years from the date of expiry of any escrow period imposed in respect of the relevant option (with an expected escrow period of 1 year from the listing of Mesoblast, this will result in a 5 year exercise period);
- Rights issues - Options do not carry the right to participate in any bonus issues or new issues of securities by the Company;
- Reconstructions - If there is a re-organisation of Mesoblast then the exercise price or the number of outstanding options (or both) must be adjusted by the Mesoblast Board to the extent necessary so as to neither materially benefit not materially prejudice the option holder as between itself and other option holders or as between it and the holders of ordinary shares in the capital of Mesoblast.

9.7 Corporate Governance

The Directors are responsible for the strategic direction of Mesoblast, the identification and implementation of corporate policies and goals, and monitoring of the business and affairs of Mesoblast on behalf of its members.

Mesoblast is cognisant of the Principles of Good Corporate Governance and Best Practice Recommendations as published by ASX Corporate Governance Council and acknowledges that the 10 principles set out therein are fundamental to good corporate governance. The Board will comply with ASX Listing Rule 4.10 which requires Mesoblast to provide a statement in its annual return disclosing the extent to which those best practice recommendations are followed in any reporting period and to identify any recommendations not followed and provide reasons for their not being followed.

The Board believes that the structure of Mesoblast, its management and business practices provide a basis of governance which meets the essential corporate governance principles articulated by ASX in that publication.

One of the key objectives of the Board is to ensure timely, transparent and accurate communication with all members and compliance with all regulatory requirements. To this effect the Board has established a number of Committees.

The Board has formally adopted a Corporate Governance Policy for Mesoblast.

Under this Policy, the Board will establish:

(a) an Audit and Risk Committee whose primary function will be to give additional assurance regarding the quality and reliability of financial information used by the Board and financial information provided by Mesoblast pursuant to its statutory reporting requirements and ongoing assessment of such risks confronted by the Company;

(b) a Nomination Committee to review the composition of the Board to ensure that the Board has an appropriate mix of expertise and experience and to assess and review the performance of the Directors of Mesoblast; and

(c) a Remuneration Committee to review and report to the Board on matters concerning executives' and Directors' remuneration.

9.8 Directors' Share Qualifications, Remuneration and Interests

Except as disclosed in the Prospectus, no Director or proposed Director of Mesoblast, or firm in which a Director or proposed Director is a partner, has any interest, nor has had any interest for registration, or has received or is entitled to receive any sum for services rendered by either him or the firm to induce him to become or qualify him as a Director, or otherwise in connection with the promotion or formation of Mesoblast or in the property proposed to be acquired by Mesoblast in connection with its promotion or formation.

(a) Shareholding Qualifications & Remuneration

The Directors are not required under the Constitution of Mesoblast to hold any Shares in order to qualify as Directors.

The Constitution provides that the Directors are entitled to an aggregate remuneration not exceeding $500,000.00 for non-executive Directors.

Details of the Directors and COO current remuneration are set out below:

Name	Position	Mesoblast (fees) Aus$	Angioblast (fees) Aus$
Michael Spooner	Non Executive Director and Chairman of the Board	$75,000	Nil
Professor Silviu Itescu*	Chief Scientific Adviser	$125,000*	$165,000*
Donal O'Dwyer	Non Executive Director	$40,000	Nil
Byron McAllister	Non Executive Director	$40,000	Nil
Mr Paul Rennie**	Chief Operating Officer	$115,000	Nil

* These amounts represent the consulting fees payable to Transplantation & Immunology Consultants Pty Ltd, a consultancy company associated with Professor Itescu and which has been engaged by Mesoblast and Angioblast to provide the consultancy services of Professor Itescu on a combined basis, apportioned between Mesoblast and Angioblast. In addition to the consultancy fees outlined above, Angioblast will pay a living / accommodation allowance of 1 scientist being his living expenses in Manhattan, New York (where Angioblast is located).

** Paul Rennie (Chief Operating Officer) has been appointed as a full time Mesoblast employee and in addition to his salary outlined above, Paul will be paid $20,000 by way of superannuation and may be paid a performance based bonus at the discretion of the Board.

Please note that a Director may be paid fees or other amounts as the Directors reasonably determine where a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a director. A Director may also be reimbursed for any disbursements or any other out of pocket expenses incurred as a result of the directorship or any special duties.

(b) Directors' and COO's Interests in Securities

Set out below are details of the interests of the Directors in the Shares and other securities of Mesoblast immediately prior to lodgement of the Prospectus with the ASIC for registration. Interests include those held directly and indirectly.

Director	Interests in securities
Professor Silviu Itescu	43,120,000 Shares
Michael Spooner	400,000 options*
Donal O'Dwyer	150,000 options*
Byron McAllister	150,000 options*

* The Directors will hold these options in accordance with the terms and conditions of the Mesoblast Ltd Executive Share Option Plan except that:

(i) The options must be exercised before the 4th anniversary of the date on which the Company is admitted to the Official List of the ASX and Official Quotation of the Shares commences;

(ii) The exercise price for each option will be an amount per Share that is equal to 20% higher than the Offer Price;

(iii) The first 50% of the options will progressively vest 12 months after the date of the initial public offering of shares in the Company and the second 50% of the options will progressively vest 24 months after the date of the initial public offering of shares in the Company;

(iv) The options may not be sold or transferred except with the prior written consent of the Company; and

(v) Any options which have not vested and become exercisable will lapse within four weeks of the Director ceasing to be a Director of the Company.

In addition to the proposed options to be issued to Directors as detailed above, the Company has also agreed to issue to the COO (Mr Paul Rennie) after the successful listing of Mesoblast, 240,000 options on the following terms:

- Exercise Price: The exercise price for each option will be $0.60.
- Exercise Conditions: The options will progressively vest/become exercisable in 3 tranches as follows:
  - Tranche A - 80,000 options, on achieving an SOP (Standard Operating Procedure) for the manufacture of cells;

- Tranche B - 80,000 options on completing human preclinical trials for a Mesoblast Orthopaedic Application of the licensed technology; and
- Tranche C - 80,000 options, approval of Mesoblast's FDA IND (Investigative New Drug) approval.

- Exercise Period: An option which has vested (ie the exercise conditions have been satisfied) must be exercised within 12 months of its vesting date.
- Disposal Restrictions: The options may not be sold or transferred except with the prior written consent of Mesoblast.
- Other Conditions: If the COO ceases to be employed by Mesoblast for any reason:
  - any options which have not vested will immediately lapse;
  - any options which have vested and continue to be exercisable but have not been exercised, may be exercised by the COO within 4 weeks of the COO's cessation of employment, after which those options will lapse.
- Reconstructions - If there is a re-organisation of Mesoblast then the exercise price or the number of outstanding options (or both) must be adjusted by the Mesoblast Board to the extent necessary so as not to materially prejudice the option holder as between it and the holders of ordinary shares in the capital of Mesoblast.

9.9 Interests of Experts

Except as disclosed in this Prospectus:

(a) no expert, or firm in which any expert is a partner, has any interest that existed when a copy of the Prospectus was lodged with the ASIC for registration, nor had any such interest within 2 years before lodgement of the Prospectus for registration, in the promotion of Mesoblast or has received or is entitled to receive any sum for services rendered by the expert or the firm in connection with the promotion or formation of Mesoblast, or in any property proposed to be acquired by Mesoblast in connection with the promotion or formation; and

(b) no amounts have been paid or agreed to be paid to any expert, or any firm in which any expert is a partner, for services rendered in connection with the promotion or formation of Mesoblast.

In accordance with the terms of its engagement, PKF Corporate Advisory Services (Vic) Pty Ltd has prepared its Independent Accountants Report which forms part of this prospectus. In aggregate, PKF Corporate Advisory Services (Vic) Pty Ltd will be paid $30,000 (plus GST) for services performed in conection with the Offer, and may receive further payments in accordance with its normal time based charges.

In accordance with the terms of its engagement. F B Rice & Co as Australian Patent Attorneys for Mesoblast will be paid $21,075 (plus GST) for provision of its report on the intellectual property as contained in section 6 of this Prospectus together with services regarding the Company's patent applications, and may receive further payments in accordance with its normal time based charges.

In accordance with the terms of its engagement, Gibson Dunn & Crutcher LLP as US Legal Advisers for Mesoblast will be paid US$32,000 for services provided in connection with this Offer and may receive further payments in accordance with its normal time based charges.

In accordance with the terms of their engagement, Middletons as Australian Legal Advisers for Mesoblast will be paid $314,310 (plus GST) for services provided in connection with this Offer and may receive further payments in accordance with its normal time based charges.

9.10 Consents to be named

The Company has authorised and caused the issue of this Prospectus. The Company and the Directors are wholly responsible for its contents.

None of the parties referred to below has made, or has purported to make, any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified below. Each of these parties, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than a reference to its name and a statement or report included in this Prospectus with the consent of that party as specified below.

Lodge Partners Pty Ltd

Lodge Partners Pty Ltd has given and not withdrawn its written consent to be named herein as the Underwriter for the Offer in the form and context in which it is so named. Lodge Partners Pty Ltd does not make, or purport to make, any statement in this Prospectus and is not aware of any statement in this Prospectus which purports to be based on a statement made by it and makes no representation, expressed or implied, regarding and takes no responsibility for, any statements in or omissions from this Prospectus.

PKF Corporate Advisory Services (Vic) Pty Ltd

PKF Corporate Advisory Services (Vic) Pty Ltd has given and not withdrawn its written consent to being named as Independent Accountant for Mesoblast in the Prospectus in the form and context in which it is named and the issue of the Prospectus with its Independent Accountant's Report dated 16 November 2004 in the form and context in which it is included and to all

references to that report in the Prospectus in the form and context in which those references are included

PKF Corporate Advisory Services (Vic) Pty Ltd has only participated in the preparation of the Prospectus to the extent of:

- preparing its Independent Accountant's Report; and
- was not involved in the preparation of any other part of the Prospectus and did not authorise or cause the issue of any other part of the Prospectus.

Except as provided above PKF Corporate Advisory Services (Vic) Pty Ltd does not make, or purport to make, any statement in this Prospectus and is not aware of any statement in this Prospectus which purports to be based on a statement made by it and makes no representation, expressed or implied, regarding and takes no responsibility for any statement in or omissions from this Prospectus.

PKF Chartered Accountants

PKF Chartered Accountants has given and not withdrawn its written consent to being named as Auditor for Mesoblast in the Prospectus in the form and context in which it is named.

PKF Chartered Accountants was not involved in the preparation of any part of the Prospectus and did not authorise or cause the issue of any other part of the Prospectus.

PKF Chartered Accountants does not make, or purport to make, any statement in this Prospectus and is not aware of any statement in this Prospectus which purports to be based on a statement made by it and makes no representation, expressed or implied, regarding and takes no responsibility for any statement in or omissions from this Prospectus.

Middletons Lawyers

Middletons has given and not withdrawn its written consent to be named herein as Australian legal advisers to Mesoblast in the form and context in which it is so named. Middletons does not make, or purport to make, any statement in this Prospectus and is not aware of any statement in this Prospectus which purports to be based on a statement made by it and makes no representation, expressed or implied, regarding and takes no responsibility for, any statements in or omissions from this Prospectus.

Gibson Dunn & Crutcher LLP

Gibson Dunn & Crutcher LLP has given and not withdrawn its written consent to be named herein as US legal advisers to Mesoblast in the form and context in which it is so named. Gibson Dunn & Crutcher LLP does not make, or purport to make, any statement in this Prospectus and is not aware of any statement in this Prospectus which purports to be based on a statement made by it and makes no representation, expressed or implied, regarding and takes no responsibility for, any statements in or omissions from this Prospectus.

F B Rice & Co - Patent Attorneys

F B Rice & Co has given and not withdrawn its written consent to:

(a) be named herein as Australian Patent Attorneys to Mesoblast in the form and context in which it is so named; and

(b) the inclusion in this Prospectus of its report as contained herein in the form and context in which it is so included and to all references thereto herein in the form and context in which they are so included.

F B Rice & Co does not make, or purport to make, any statement in this Prospectus and is not aware of any statement in this Prospectus which purports to be based on a statement made by it and makes no representation, expressed or implied, regarding and takes no responsibility for, any statements in or omissions from this Prospectus.

ASX Perpetual Registrars Limited

ASX Perpetual Registrars Limited has given and not withdrawn its written consent to be named herein as the share registry to Mesoblast in the form and context in which it is so named. ASX Perpetual Registrars Limited does not make or purport to make any statement in this Prospectus and is not aware of any statement in this Prospectus which purports to be based on a statement made by it and makes no representation expressed or implied regarding and takes no responsibility for any statements in or omissions from this Prospectus.

9.11 Costs of the Offer

The total estimated costs of the Offer, including legal fees incurred, registration fees, fees for other advisers, prospectus design, printing and advertising expenses and other miscellaneous expenses, is approximately $1,850,000.

9.12 Privacy

When making an Application, Applicants will be required to provide personal information to Mesoblast and the Registrar. Mesoblast and the Registrar will collect, hold and use an Applicant's personal information in order to assess the Application, service the Applicant's needs as an investor, provide facilities and services that an Applicant requests and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If an Applicant does not provide the information requested, the Application may not be able to be processed efficiently, or at all.

Mesoblast and the Registrar may disclose an Applicant's personal information for purposes related to the Applicant's investment to their agents and service providers including those listed below or as otherwise authorised under the *Privacy Act 1988 (Cth)*:

- the Underwriter in order to assess the Application;
- the Registrar for on-going administration of the register;
- the printers and the mailing house for the purpose of preparation and distribution of statements and for handling of mail; and
- if applicable, Mesoblast in order to verify that an investor qualifies as an eligible employee.

If an Applicant becomes a shareholder, the Applicant's information may also be used or disclosed from time to time to inform the Applicant about Mesoblast's products or services that Mesoblast thinks may be of interest to the Applicant. If an Applicant does not want personal information to be used for this purpose, the Applicant should contact Mesoblast in writing to its registered office.

The information may also be disclosed to its agents and service providers on the basis that they deal with such information in accordance with Mesoblast's privacy policy.

Under the *Privacy Act 1988 (Cth)*, an Applicant may request access to personal information held by (or on behalf of) Mesoblast or the Registrar. An Applicant can request access to personal information by telephoning or writing to Mesoblast.

10 Authorisation

This Prospectus is issued by the Board of Mesoblast. Its issue was authorised by a resolution of the Directors on 16 November 2004.

Michael Spooner
Chairman
Mesoblast Limited

11 Defined Terms

In this Prospectus, unless the context otherwise requires:

$ or A$ means Australian dollars.

Adult Stem Cell Technology means the MPC Technology.

AEST means Australian Eastern Standard Time.

Allogeneic means taken from different or unrelated individuals of the same species.

Angioblast means Angioblast Systems Inc. a US company incorporated in Delaware with its principal office located at 279 East 44th Street, New York, NY 10017.

Applicant means a person who makes an Application for Shares.

Application means an application for Shares under this Prospectus made by an Applicant under an Application Form.

Application Form means the form accompanying or attached to this Prospectus by which an Applicant may apply for Shares.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd approved as a securities clearing house under the Corporations Act.

ASTC Settlement Rules means the rules of ASTC from time to time.

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

ASX Listing Rules means the official listing rules of the ASX.

Autologous means derived or transferred from the same individual's body.

Board means the board of directors of Mesoblast.

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in the state of Victoria.

Cardiovascular Applications means the regeneration and repair of heart muscle, blood vessels and associated tissues in need of blood supply.

CHESS means the Clearing House Electronic Subregister System.

Closing Date means the date on which the Offer closes.

Company or Mesoblast means Mesoblast Limited ACN 109 431 870.

Constitution means the constitution of Mesoblast.

Corporations Act means the *Corporations Act 2001 (Cth)*.

Directors means the directors of Mesoblast from time to time.

Existing Investors means those persons or entities outlined in section 9.6.

Existing Shares means the issued Shares immediately prior to the allotment of Shares under the Offer.

Exposure Period means the period of 7 days (or 14 days extended by ASIC) after the lodgement of the Prospectus with the ASIC during which Mesoblast may not accept Applications.

FDA means the United States Food and Drug Administration.

GMP means Good Manufacturing Practice.

IMVS means Institute of Medical and Veterinary Science (Adelaide).

IND means investigational new drug.

Medvet means Medvet Science Pty Ltd ACN 008 089 745 incorporated by IMVS to act as the delegate and agent of IMVS in the commercial exploitation of technology and intellectual property belonging to IMVS.

MPC means specified adult stem cells known as "Mesenchymal Precursor Cells".

MPC Technology or the Technology means the application of MPC in various potential commercial applications and includes the rights to the patent families outlined in the Intellectual Property Report in section 6.

Offer means the offer of 42 million ordinary Shares under this Prospectus.

Offer Price means $0.50 per Share.

Official List means the official list of the ASX.

Official Quotation means official quotation of the Shares on the Official List.

Opening Date means the date the Offer opens.

Orthopaedic Applications means bone regeneration and repair and cartilage regeneration and repair.

Orthopaedic Licence means the proprietary worldwide licence granted to Mesoblast for the development and commercialisation of the MPC Technology in Orthopaedic Applications as detailed in section 9.3(b).

Prospectus means this document dated 16 November 2004.

Registrar means ASX Perpetual Registrars Limited.

Share means a fully paid ordinary share in the issued capital of Mesoblast.

Shareholder means a person who holds Shares.

Stock Purchase Agreement means the agreement between Mesoblast and Angioblast as detailed in section 9.4(a).

TGA means the *Therapeutic Goods Act 1989 (Cth).*

Underwriter means Lodge Partners Pty Limited.

Underwriting Agreement means the agreement between the Underwriter and Mesoblast to underwrite the Offer as detailed in section 9.5(a).

Application Forms

Pin cheque(s) here (do not staple)

MESOBLAST LIMITED

Closing date: 10 December 2004

Broker Code | Adviser Code

Application Form

This Application Form must not be handed to another person unless attached to or accompanied by the prospectus dated 16 November 2004 and a person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the prospectus and any supplementary document. This Offer is irrevocable. Mesoblast Limited will send you a free paper copy of the prospectus if you have received an electronic prospectus and you ask for a paper copy before the prospectus expires on 16 December 2005.

A Number of Shares applied for ______ at Offer Price per Share **$A0.50**

(minimum 4,000 Shares, thereafter in multiples of 1,000 Shares)

B I/We lodge full Application Money **$A** ______ . 0 0

PLEASE COMPLETE YOUR DETAILS BELOW (refer overleaf for correct forms of registrable names)

C

Applicant
Surname/Company Name

Title | First Name | Middle Name

Joint Applicant #2
Surname

Title | First Name | Middle Name

Designated account e.g. <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

D

PO Box/RMB/Locked Bag/Care of (c/-)/Property name/Building name (if applicable)

Unit Number/Level | Street Number | Street Name

Suburb/City or Town | State | Postcode

Email address (only for purpose of electronic communication of shareholder information)

E

TFN/ABN/Exemption Code
First Applicant | Joint Applicant #2 | Joint Applicant #3

TFN/ABN type - if NOT an individual, please mark the appropriate box: Company | Partnership | Trust | Super Fund

F

CHESS HIN (if you want to add this holding to a specific CHESS holder, write the number here)

X

G

Telephone Number where you can be contacted during business hours | Contact Name (PRINT)

( )

Cheque or bank draft should be made payable to "Mesoblast Limited - Share Subscription Account" in Australian currency and crossed "Not Negotiable".

H

Cheque or bank draft Number | BSB | Account Number

Cheque or bank draft Number | BSB | Account Number

I/we the Applicant(s) above named state that I/we have received the prospectus and any supplementary document.

LODGEMENT INSTRUCTIONS

You must return your Application so it is received before 5.00 pm (Melbourne time) on 10 December 2004 to:

Postal Delivery:
ASX Perpetual Registrars Limited,
GPO Box 2785,

OR

Hand Delivery:
Lodge Partners Pty. Ltd.,
Level 3, 405 Collins Street,

Your Guide to the Application Form

Please complete all relevant white sections of the Application Form in BLOCK LETTERS, using black or blue ink. These instructions are cross-referenced to each section of the form. The securities to which this Application Form relates are full paid ordinary shares in Mesoblast. **Further details about the Shares are contained in the prospectus dated 18 November 2004 issued by Mesoblast Limited.** The prospectus will expire on 18 December 2005. While the prospectus is current, Mesoblast Limited will send paper copies of the prospectus, any supplementary document and the Application Form, free of charge on request. **The Australian Securities and Investments Commission requires that a person who provides access to an electronic Application Form must provide access, by the same means and at the same time, to the relevant prospectus.** This Application Form is included in the prospectus. **The prospectus contains important information about investing in the Shares. You should read the prospectus before applying for Shares.**

A Insert the number of Shares you wish to apply for. The application must be for a minimum of 4,000 Shares and thereafter in multiples of 1,000 Shares. You may be issued all of the Shares applied for or a lesser number, or none.

B Insert the relevant amount of Application Moneys. To calculate your Application Moneys, multiply the number of Shares applied for by the Offer Price. Amounts should be in Australian dollars. Please make sure the amount of your cheque(s) or bank draft(s) equals this amount.

C Write the full name you wish to appear on the statement of Shares. This must be either your own name or the name of a company. Up to three joint applicants may register. You should refer to the table on the reverse of the Application Form for the correct registrable title.

D Please enter your postal address for all correspondence. All communications to you from Mesoblast Limited and the Share Registry will be mailed to the person(s) and address as shown. For joint Applicants only one address can be entered.

E Enter your Tax File Number (TFN) or exemption category. Business enterprises may alternatively quote their Australian Business Number (ABN). Where applicable, please enter the TFN or ABN for each joint applicant. Collection of TFN(s) and ABN(s) is authorised by taxation laws. Quotation of TFN(s) and ABN(s) is not compulsory and will not affect your Application. However, if these are not provided, Mesoblast Limited will be required to deduct tax at the highest marginal rate of tax (including the Medicare Levy) from payments.

F If you are already a CHESS participant or sponsored by a CHESS participant, write your Holder Identification Number (HIN) here. If the name or address recorded on CHESS for this HIN is different to the details given on this form your Shares will be issued to Mesoblast Limited's Issuer Sponsored subregister.

G Please enter your telephone number(s), area code and contact name in case we need to contact you in relation to your Application.

H Please complete cheque or bank draft details and make it payable to Mesoblast Limited - Share Subscription Account as follows:

- Make your cheques or bank draft payable to "Mesoblast Limited - Share Subscription Account" in Australian currency and cross it "Not Negotiable". Your cheque or bank draft must be drawn on an Australian Bank.
- The amount should agree with the amount shown in section B.
- Sufficient cleared funds should be held in your account, as cheques returned unpaid are likely to result in your Application being rejected.
- Pin (do not staple) your cheque(s) to the Application Form where indicated.

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

CORRECT FORMS OF REGISTRABLE NAMES

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons or companies. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mrs Katherine Clare Edwards	K C Edwards
Company Use Company's full title, not abbreviations	Liz Biz Pty Limited	Liz Biz P/L or Liz Biz Co.
Joint Holdings Use full and complete names	Mr Peter Paul Tranche & Ms Mary Orlando Tranche	Peter Paul & Mary Tranche
Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/C>	Alessandra Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Sophia Garnet Post & Mr Alexander Traverse Post <Est Harold Post A/C>	Estate of late Harold Post or Harold Post Deceased
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mrs Sally Hamilton <Henry Hamilton>	Master Henry Hamilton
Partnerships Use the partners' personal names	Mr Frederick Samuel Smith & Mr Samuel Lawrence Smith <Fred Smith & Son A/C>	Fred Smith & Son
Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith Jones
Clubs / Unincorporated Bodies / Business Names Use office bearer(s) personal name(s)	Mr Alistair Edward Lilley <Vintage Wine Club A/C>	Vintage Wine Club
Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Limited <Super Fund A/C>	XYZ Pty Limited Superannuation Fund

* Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated spaces at section C on the Application Form.

Pin cheque here (do not staple)

MESOBLAST LIMITED

Closing date: 10 December 2004

Broker Code | Adviser Code

Application Form

This Application Form must not be handed to another person unless attached to or accompanied by the prospectus dated 16 November 2004 and a person who gives another person access to this Application Form must at the same time and by the same means give the other person access to the prospectus and any supplementary document. This Offer is irrevocable. Mesoblast Limited will send you a free paper copy of the prospectus if you have received an electronic prospectus and you ask for a paper copy before the prospectus expires on 16 December 2005.

A Number of Shares applied for ______ at Offer Price per Share **$A0.50**

(minimum 4,000 Shares, thereafter in multiples of 1,000 Shares)

B I/We lodge full Application Money **$A** ______ .00

PLEASE COMPLETE YOUR DETAILS BELOW (refer overleaf for correct forms of registrable names)

C Applicant
Surname/Company Name

Title | First Name | Middle Name

Joint Applicant #2
Surname

Title | First Name | Middle Name

Designated account e.g. <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

D PO Box/RMB/Locked Bag/Care of (c/-)/Property name/Building name (if applicable)

Unit Number/Level | Street Number | Street Name

Suburb/City or Town | State | Postcode

Email address (only for purpose of electronic communication of shareholder information)

E TFN/ABN/Exemption Code
First Applicant | Joint Applicant #2 | Joint Applicant #3

TFN/ABN type - if NOT an individual, please mark the appropriate box: Company | Partnership | Trust | Super Fund

F CHESS HIN (if you want to add this holding to a specific CHESS holder, write the number here)
X

G Telephone Number where you can be contacted during business hours | Contact Name (PRINT)

Cheque or bank draft should be made payable to "Mesoblast Limited - Share Subscription Account" in Australian currency and crossed "Not Negotiable".

H Cheque or bank draft Number | BSB | Account Number

Cheque or bank draft Number | BSB | Account Number

I/we the Applicant(s) above named state that I/we have received the prospectus and any supplementary document.

LODGEMENT INSTRUCTIONS

You must return your Application so it is received before 5.00 pm (Melbourne time) on 10 December 2004 to:

Postal Delivery:
ASX Perpetual Registrars Limited,
GPO Box 2765,

OR

Hand Delivery:
Lodge Partners Pty. Ltd.,
Level 3, 405 Collins Street,

Your Guide to the Application Form

Please complete all relevant white sections of the Application Form in BLOCK LETTERS, using black or blue ink. These instructions are cross-referenced to each section of the form. The securities to which this Application Form relates are full paid ordinary shares in Mesoblast. **Further details about the Shares are contained in the prospectus dated 18 November 2004 issued by Mesoblast Limited.** The prospectus will expire on 16 December 2005. While the prospectus is current, Mesoblast Limited will send paper copies of the prospectus, any supplementary document and the Application Form, free of charge on request. **The Australian Securities and Investments Commission requires that a person who provides access to an electronic Application Form must provide access, by the same means and at the same time, to the relevant prospectus.** This Application Form is included in the prospectus. **The prospectus contains important information about investing in the Shares. You should read the prospectus before applying for Shares.**

A. Insert the number of Shares you wish to apply for. The application must be for a minimum of 4,000 Shares and thereafter in multiples of 1,000 Shares. You may be issued all of the Shares applied for or a lesser number, or none.

B. Insert the relevant amount of Application Moneys. To calculate your Application Moneys, multiply the number of Shares applied for by the Offer Price. Amounts should be in Australian dollars. Please make sure the amount of your cheque(s) or bank draft(s) equals this amount.

C. Write the full name you wish to appear on the statement of Shares. This must be either your own name or the name of a company. Up to three joint applicants may register. You should refer to the table on the reverse of the Application Form for the correct registrable title.

D. Please enter your postal address for all correspondence. All communications to you from Mesoblast Limited and the Share Registry will be mailed to the person(s) and address as shown. For joint Applicants only one address can be entered.

E. Enter your Tax File Number (TFN) or exemption category. Business enterprises may alternatively quote their Australian Business Number (ABN). Where applicable, please enter the TFN or ABN for each joint applicant. Collection of TFN(s) and ABN(s) is authorised by taxation laws. Quotation of TFN(s) and ABN(s) is not compulsory and will not affect your Application. However, if these are not provided, Mesoblast Limited will be required to deduct tax at the highest marginal rate of tax (including the Medicare Levy) from payments.

F. If you are already a CHESS participant or sponsored by a CHESS participant, write your Holder Identification Number (HIN) here. If the name or address recorded on CHESS for this HIN is different to the details given on this form your Shares will be issued to Mesoblast Limited's Issuer Sponsored subregister.

G. Please enter your telephone number(s), area code and contact name in case we need to contact you in relation to your Application.

H. Please complete cheque or bank draft details and make it payable to Mesoblast Limited - Share Subscription Account as follows:

- Make your cheques or bank draft payable to "Mesoblast Limited - Share Subscription Account" in Australian currency and cross it "Not Negotiable". Your cheque or bank draft must be drawn on an Australian Bank.
- The amount should agree with the amount shown in section B.
- Sufficient cleared funds should be held in your account, as cheques returned unpaid are likely to result in your Application being rejected.
- Pin (do not staple) your cheque(s) to the Application Form where indicated.

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

CORRECT FORMS OF REGISTRABLE NAMES

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons or companies. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mrs Katherine Clare Edwards	K C Edwards
Company Use Company's full title, not abbreviations	Liz Biz Pty Limited	Liz Biz P/L or Liz Biz Co.
Joint Holdings Use full and complete names	Mr Peter Paul Tranche & Ms Mary Orlando Tranche	Peter Paul & Mary Tranche
Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/C>	Alessandra Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Sophie Garnet Post & Mr Alexander Traverse Post <Est Harold Post A/C>	Estate of late Harold Post or Harold Post Deceased
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mrs Sally Hamilton <Henry Hamilton>	Master Henry Hamilton
Partnerships Use the partners' personal names	Mr Frederick Samuel Smith & Mr Samuel Lawrence Smith <Fred Smith & Son A/C>	Fred Smith & Son
Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith Jones
Clubs / Unincorporated Bodies / Business Names Use office bearer(s) personal name(s)	Mr Alistair Edward Lilley <Vintage Wine Club A/C>	Vintage Wine Club
Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Limited <Super Fund A/C>	XYZ Pty Limited Superannuation Fund

- Put the name(s) of any joint Applicant(s) and/or account description using <> as indicated above in designated spaces at section C on the Application Form.

Constitution of Mesoblast Limited

Melbourne office
Ref: AXG.LGT.1753918

Table of Contents

Mesoblast Limited
A Company Limited by Shares

Constitution

1. Definitions and interpretation

1.1. Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

Act means the *Corporations Act 2001* (Cth) and any regulations made under that statute;

Approved Financial Product means any Financial Product issued by the Company including the Shares, options or other securities of the Company for which ASTC approval has been given in accordance with the ASTC Settlement Rules;

ASTC means ASX Settlement and Transfer Corporation Pty Limited approved as a Securities Clearing House under the Act;

ASTC Settlement Rules means the rules of ASTC from time to time;

ASX means Australian Stock Exchange Limited;

Business Day means a day which is not a Saturday, Sunday, public holiday or bank holiday in the State of Victoria;

Chairman means the Chairman of Directors appointed under clause 17.4;

CHESS has the meaning given to that term in the ASTC Settlement Rules;

CHESS Subregister has the meaning given to that term in the ASTC Settlement Rules;

Company means Mesoblast Limited;

Constitution means this constitution as altered or added to from time to time;

Director means a person appointed or elected to the office of Director of the Company under this Constitution and includes any alternate Director duly acting as a Director;

Dividend includes an interim dividend;

Financial Products has the meaning given to that term in the ASTC Settlement Rules;

Issuer Sponsored Subregister has the meaning given to that term in the ASTC Settlement Rules;

Listing Rules means the Listing Rules of ASX and any other rules and procedures of ASX that apply while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Managing Director means a managing director appointed under clause 18;

Member means a person who is entered in the Register as the holder of Shares in the capital of the Company;

Member Present means, in connection with a meeting, the Member being present in person or by proxy, by attorney and, where the Member is a body corporate, by representative, and includes being present at a different venue from the venue at which other Members are participating in the same meeting, providing the pre-requisites for a valid meeting at different venues are observed;

Official List means the official list of entities that ASX has admitted and not removed;

Person and words importing persons include partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals;

Prescribed Rate means the base lending rate offered by the Company's principal banker from time to time in respect of loans of $100,000 and over, calculated on a daily basis and a year of three hundred and sixty-five days;

Register means the registers and subregisters (if any) of Members to be kept under the Act and the Listing Rules;

Registered office means the registered office of the Company, unless the context otherwise provides;

Restricted Securities has the same meaning given to it in the Listing Rules;

Share means a share in the capital of the Company;

Seal means any common seal, duplicate common seal or official seal of the Company; and

Signature includes the reproduction by mechanical electronic or other means of the handwritten signature of any person empowered or required to sign documents on behalf of the Company, and **sign** has a corresponding meaning.

1.2. Interpretation

In this Constitution, unless the context requires otherwise:

(a) the singular includes the plural and vice versa;

(b) a gender includes the other genders;

(c) the headings are used for convenience only and do not affect the interpretation of this Constitution;

(d) other grammatical forms of defined words or expressions have corresponding meanings;

(e) a reference to a document includes the document as modified from time to time and any document replacing it;

(f) if something is to be done on a day which is not a Business Day then it must be done on the next Business Day;

(g) the word "person" includes a natural person and any body or entity whether incorporated or not;

(h) the word "month" means calendar month and the word "year" means 12 months;

(i) the words "in writing" include any communication sent by letter, facsimile transmission or email or any other form of communication capable of being read by the recipient;

(j) a reference to a thing includes a part of that thing;

(k) a reference to all or any part of a statute, rule, regulation or ordinance (**statute**) includes that statute as amended, consolidated, re-enacted or replaced from time to time;

(l) wherever "include" or any form of that word is used, it must be construed as if it were followed by "(without being limited to)";

(m) a reference to any agency or body, if that agency or body ceases to exist or is reconstituted, renamed or replaced or has its powers or functions removed (**defunct body**), means the agency or body that performs most closely the functions of the defunct body;

(n) any expression in this Constitution that is defined in the Listing Rules has the same meaning as in the Listing Rules; and

(o) any expression in a provision of this Constitution that relates to a particular provision of the Act has the same meaning as in that provision of the Act.

1.3. Replaceable rules

The replaceable rules contained in the Act are displaced under section 135(2) of the Act and do not apply to the Company.

1.4. Compliance with the Act

This Constitution is subject to the Act and where there is any inconsistency between a clause of this Constitution and the Act which is not permissible under the Act, the Act prevails to the extent of the inconsistency.

1.5. Transitional

Everything done under this Constitution of the Company continues to have the same operation and effect after the adoption of any successor Constitution as if properly done under that Constitution.

1.6. Listing Rules and ASTC Settlement Rules only apply if Company is listed

In this Constitution, a reference to the Listing Rules or ASTC Settlement Rules only has effect if at the relevant time the Company is admitted to the Official List and is otherwise to be disregarded.

1.7. Constitution subject to Listing Rules if Company is listed

If the Company is admitted to the Official List, the following clauses apply:

(a) despite anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

2. Capital

2.1. Power of Directors to issue Shares and other securities

(a) The issue of Shares, options and other securities of the Company is under the control of the Directors.

(b) Any Share, option or other security may be issued with preferred, deferred or other special rights or restrictions, whether with regard to dividends, voting, return of capital, payment of calls or otherwise, as the Directors decide.

(c) Clause 7.1(a) has effect without prejudice to any special rights conferred on the holders of any issued Shares, options or other securities.

2.2. Classes of Shares

(a) This clause applies when the share capital is divided into different classes of Shares.

(b) The rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied:

(i) with the consent in writing of the holders of at least 75% of the issued Shares of that class; or

(ii) with the sanction of a special resolution passed at a separate general meeting of the holders of the Shares of the class.

(c) The provisions of this Constitution relating to general meetings apply to every separate class except that any holder of Shares of the class present may demand a poll.

(d) The rights conferred on the holders of the Shares of any class issued with special rights are not, unless otherwise provided by this Constitution, or by the terms of issue of the Shares of that class, taken to be varied, abrogated or otherwise affected by the creation or issue of further Shares ranking equally with those Shares.

(e) The issue of any securities ranking in priority, or any conversion of existing securities to securities ranking equally or in priority, to an existing class of preference Share is a variation or abrogation of the rights attaching to those preference Shares and requires approval under clause 2.2(b).

2.3. Brokerage

(a) Subject to the provisions and restrictions contained in the Act and the Listing Rules, the Company may pay brokerage or commission to any person in consideration of the person:

(i) subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares in the Company; or

(ii) procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares in the Company.

(b) Any brokerage or commission may be satisfied by:

(i) the payment of cash;

(ii) the allotment of Shares of the Company; or

(iii) a mixture of the above.

2.4. Non-recognition of equitable or other interests

Except as otherwise provided in this Constitution, the Company must treat the registered holder of any Share as the absolute owner of the Share and must not, except as ordered by a court or as required by statute, recognise (even when having notice) any equitable or other claim to or interest in the Share on the part of any other person.

2.5. Register of debenture holders: suspension

Except when any of the debentures of the Company are quoted on ASX, the Company may close its register of debenture holders during a period or periods not exceeding in aggregate 30 days in any calendar year.

3. Restricted Securities

3.1. Compliance with Listing Rules

Restricted Securities issued by the Company cannot be disposed of except as permitted by the Listing Rules.

3.2. Disposals during escrow period

The Company will refuse to acknowledge a disposal of Restricted Securities (including registering a transfer of any Restricted Securities) during the escrow period relating to the Restricted Securities except as permitted by the Listing Rules or by ASX.

3.3. Company's obligations if breach

For the duration of a breach of the Listing Rules relating to Restricted Securities or a breach of a Restriction Agreement, the Company must not:

(a) pay any dividend or distribution to; or

(b) permit the exercise any voting rights by,

the holder of the Restricted Securities.

4. Certificates

4.1. Certificated holdings

The provisions of this clause 3 apply only to the extent that the Company is required by the Act, the Listing Rules or the ASTC Settlement Rules to issue certificates for Shares or other marketable securities of the Company, and then only for those Shares or other marketable securities for which certificates are required to be issued.

4.2. Issue of certificates

Subject to this Constitution, where the Company is required by the Act, the Listing Rules or the ASTC Settlement Rules to issue certificates for Shares or other marketable securities of the Company, the certificates must:

(a) be issued under the Seal and in accordance with the Act, the Listing Rules and ASTC Settlement Rules; and

(b) include all information required by the Act, the Listing Rules and ASTC Settlement Rules.

4.3. Entitlement of Member to certificate

Subject to this Constitution, every Member is entitled free of charge to one certificate for each class of Shares or other marketable securities registered in its name or to several certificates each for a reasonable proportion of those Shares or marketable securities.

4.4. Certificate for joint holders

Where Shares or other marketable securities are registered in the names of two or more persons, only one certificate is required to be issued for each class of those Shares or marketable securities.

4.5. Cancellation of certificate on transfer

(a) Subject to this Constitution, on every application to register the transfer of any Shares or other marketable securities or to register any person as a Member in respect of any Shares or other marketable securities that may have been transmitted to that person by operation of law:

(i) the certificate for those Shares or other marketable securities must be delivered up to the Company for cancellation; and

(ii) unless the holding has become uncertificated, a new certificate in similar form specifying the Shares or other marketable securities transferred or transmitted must be delivered to the transferee or transmittee within 3 Business Days after the day of lodgement with the Company of the registrable transfer or transmission notice.

(b) If registration is required for only some of the Shares or other marketable securities specified on the certificate delivered up to the Company, then unless the holding has become uncertificated, a new certificate specifying the Shares or other marketable securities remaining untransferred or untransmitted must be delivered to the transferor.

4.6. Replacement of certificates

(a) The Company must issue a replacement certificate:

(i) if the certificate is worn out or defaced, on production of the certificate to the Company to be replaced and cancelled; or

(ii) if the certificate is lost or destroyed, on the Company being provided with:

(A) evidence that the certificate has been lost or destroyed, and has not been disposed of or pledged, as is required by the Act;

(B) an undertaking to return the certificate, if found, as required by the Act;

(C) if the Directors consider it necessary, a bond or indemnity as the Act authorises the Directors to require; and

(D) if the Directors consider it necessary, a copy of an advertisement published in a daily newspaper, as the Act authorises the Directors to require.

(b) All replacement certificates must be issued within 3 Business Days after the Company receives the original certificate or evidence of loss or destruction.

5. CHESS

5.1. Participation in CHESS

(a) The Board may at any time resolve that the Company will participate in CHESS.

(b) This clause 5 applies if the Company is granted participation in CHESS.

5.2. Compliance with ASTC Settlement Rules

The Company must comply with the ASTC Settlement Rules if any of its securities are CHESS Approved Securities. In particular the Company must comply with the requirements of the ASTC Settlement Rules and the Listing Rules regarding the maintenance of registers, the issuing of holding statements and transfers in relation to its Approved Financial Products.

5.3. Registers

If the Company's securities are Approved Financial Products, in addition to the CHESS Subregister, it must provide for any other subregister required to be maintained under the ASTC Settlement Rules.

5.4. No interference with transfer under the ASTC Settlement Rules

The Company must not in any way prevent, delay or interfere with the generation of a transfer under the ASTC Settlement Rules or the registration of a paper-based transfer in registrable form (which satisfies the requirements of clause 8), except as permitted by clause 8.3, the Listing Rules or ASTC Settlement Rules.

6. Lien on Shares

6.1. Company has lien

(a) The Company has an exclusive first lien on every Share for:

(i) any amount due and unpaid in respect of the Share that has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the Company to acquire Shares under an employee incentive scheme; and

(iii) all amounts that the Company has according to law paid in respect of the Share, including reasonable expenses and interest incurred because the amount has not been paid.

(b) The Directors may at any time exempt a Share wholly or in part from the provisions of this clause.

(c) The Company's lien (if any) on a Share extends to all dividends payable and entitlements in respect of the Share. The Company may retain those dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the Company in respect of which the lien exists.

(d) No person is entitled to exercise any rights or privileges as a Member until the Member has paid all monies for the time being payable in respect of every Share held by the Member.

6.2. Exercise of lien

(a) Subject to clause 6.2(b), the Company may sell any Shares on which the Company has a lien, in the manner that the Directors think fit.

(b) A Share on which the Company has a lien may not be sold unless:

(i) a sum in respect of which the lien exists is payable; and

(ii) at least 7 days before the date of the sale, the Company has given to the Member or the person entitled to the Share by reason of the death, mental incapacity or bankruptcy of the Member, a notice in writing demanding payment of the sum.

6.3. Completion of sale

(a) For the purpose of giving effect to a sale of Shares to enforce a lien, the Directors may authorise a person to do everything necessary to effect a transfer of the Shares in favour of the person to whom the Shares are sold.

(b) The Company must register the purchaser as the holder of the Shares comprised in any transfer, after which the validity of the sale may not be disputed by any person and the purchaser is not concerned with the application of the purchase money.

(c) The title of the purchaser to the Shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The purchaser is discharged from liability for any calls which were in default before the purchase of those Shares, unless otherwise expressly agreed.

(e) The remedy of any person aggrieved by any sale is in damages only and against the Company exclusively.

6.4. Application of proceeds of sale

The proceeds of a sale made to enforce a lien must be applied by the Company in the following order:

(a) first, in payment of all costs of or in relation to the enforcement of the lien and of the sale;

(b) next, in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest); and

(c) last, the residue (if any) to or at the direction of the person registered as the holder of the Shares immediately prior to the sale on production of any evidence as to title required by the Directors.

7. Calls on Shares

7.1. Calls

(a) Members must pay all money payable on partly paid Shares in accordance with the defined call program forming part of the terms of issue of those Shares.

(b) The Directors may postpone or may revoke a call.

(c) A call may be payable by instalments.

(d) A call is made at the time when the resolution of the Directors authorising the call is passed.

(e) The Company must send notices of a call to Members in accordance with the terms of the partly paid Shares, but if not prescribed, then within 5 Business Days of the Directors' resolution to make the call.

(f) The Company must make reasonable efforts to ensure that all holders of the partly paid Shares receive notice of each call, but the non-receipt of a notice or the accidental omission to give notice of a call does not invalidate the call.

7.2. Liability of joint holders for calls

The joint holders of a Share are jointly and severally liable to pay all calls in respect of the Share.

7.3. Interest on unpaid amounts

(a) If a sum called or otherwise payable to the Company in respect of a Share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from the day appointed for payment of the sum to the time of actual payment at a rate determined by the Directors but not exceeding the Prescribed Rate together with expenses incurred by the Company by reason of non-payment.

(b) The Directors may waive payment of that interest wholly or in part.

7.4. Fixed sums taken to be called

(a) Any sum that, under the terms of issue of a Share, becomes payable on issue or at or after a fixed or defined date is, for the purposes of this Constitution, taken to have been duly called and is payable on the date payable under the terms of issue.

(b) If any other sum is not paid when due, all the provisions of this Constitution relating to payment of interest and expenses, forfeiture or otherwise apply as if that sum had become payable by virtue of a call duly made and notified.

7.5. Differentiation between Members

The Directors may differentiate between Members as to the amount of calls to be paid and the times of payment.

7.6. Prepayments of calls

(a) The Directors may accept from a Member the whole or a part of the amount unpaid on a Share even if that amount has not been called.

(b) The Directors may authorise payment of interest on the whole or any part of an amount accepted under clause 7.6(a) until the amount becomes payable at a rate, not exceeding the Prescribed Rate, that is agreed between the Directors and the Member paying the sum.

(c) The Directors may at any time repay the whole or any part of any amount paid in advance and any interest agreed abates from the time of payment.

8. Transfer of Shares

8.1. Transferability of certificated Shares

(a) Subject to this Constitution, the Act, the Listing Rules and ASTC Settlement Rules, a Member's Shares may be transferred by instrument in writing in any form authorised by the Act or in any other form that the Directors approve.

(b) No fee may be charged by the Company on the transfer of any Shares.

(c) A transferor of Shares remains the holder of the Shares until the transfer is registered.

8.2. Registration of transfers

(a) Subject to this Constitution, the Act, the Listing Rules and ASTC Settlement Rules, where Shares are transferred, the following documents must be lodged for registration at the registered office of the Company or the location of the relevant Share register:

(i) the instrument of transfer;

(ii) the certificate (if any) for the Shares; and

(iii) any other information that the Directors may require to establish the transferor's right to transfer the Shares.

(b) On compliance with clause 8.2(a), the Company must, subject to any powers of the Company to refuse registration, register the transferee as a Member.

(c) The Directors may waive compliance with clause 8.2(a)(ii) on receipt of satisfactory evidence of loss or destruction of the certificate.

8.3. Restrictions on transfer

Except as otherwise provided for in the Listing Rules and ASTC Settlement Rules, the Directors may in their absolute discretion ask ASTC to apply a holding lock to prevent a transfer under the ASTC Settlement Rules, or refuse to register a paper-based transfer, of a Share where:

(a) the Company has a lien on the Shares the subject of the transfer;

(b) the Company is served with a court order that restricts a Member's capacity to transfer the Shares;

(c) registration of the transfer may break an Australian law and ASX has agreed in writing to the application of a holding lock (which must not breach a ASTC Settlement Rule) or that the Company may refuse to register a transfer;

(d) during the escrow period of Restricted Securities;

(e) if the transfer is paper-based, either a law related to stamp duty prohibits the Company from registering it or the Company is otherwise allowed to refuse to register it under the Listing Rules; or

(f) the transfer does not comply with the terms of any employee incentive scheme of the Company.

8.4. Notice of non-registration

If the Directors decline to register any transfer of Shares, the Company must within 5 Business Days after the transfer is lodged with the Company give to the person who lodges the transfer written notice of, and the precise reasons for, the decision to decline registration.

8.5. Suspension of transfers

The registration of transfers of Shares may be suspended at any time and for any period as the Directors from time to time decide. The aggregate of those periods must not exceed 30 days in any calendar year.

8.6. Cases where registration may be refused

In any case where the Company is entitled to refuse registration of the transfer in accordance with the Act and this Constitution, the Company may do any or all things permitted by the Act.

9. Transmission of Shares

9.1. Entitlement to Shares on death

(a) Where a Member dies:

(i) the surviving Member, where the deceased Member was a joint holder; and

(ii) the legal personal representatives of the deceased Member, where the Member was a sole holder,

are the only persons recognised by the Company as having any title to the Member's interest in the Shares.

(b) The Directors may require evidence of a Member's death as they think fit.

(c) This clause does not release the estate of a deceased joint holder from any liability in respect of a Share that had been jointly held by the holder with another person or persons.

9.2. Registration of persons entitled

(a) Subject to the *Bankruptcy Act 1966* and to the production of any information that properly is required by the Directors, a person becoming entitled to a Share in consequence of the death, mental incapacity or bankruptcy of a Member may elect to:

(i) be registered personally as holder of the Share; or

(ii) have another person registered as the transferee of the Share.

(b) All the limitations, restrictions and provisions of this Constitution relating to:

(i) the right to transfer;

(ii) the registration of a transfer; and

(iii) the issue of certificates,

are applicable to any transfer as if the death, mental incapacity or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by that Member.

9.3. Dividends and other rights

(a) Where a Member dies, becomes mentally incapacitated or bankrupt, the Member's legal personal representative or the trustee of the Member's estate (as the case may be) is, on the production of all information as is properly required by the Directors, entitled to the same:

(i) dividends, entitlements and other advantages; and

(ii) rights (whether in relation to meetings of the Company or to voting or otherwise),

as the Member would have been entitled to if the Member had not died, become mentally incapacitated or bankrupt.

(b) Where 2 or more persons are entitled jointly to any Share as a result of the death of a Member, they are, for the purposes of this Constitution, taken to be joint holders of the Share.

10. Forfeiture of Shares

10.1. Liability to forfeiture

(a) If a Member fails to pay a call or instalment of a call when due, the Directors may, at any time afterwards while any part of the call or instalment remains unpaid, serve a notice on the Member requiring payment of so much of the unpaid call or instalment, together with any accrued interest and all expenses incurred as a result of the non-payment.

(b) The notice must:

(i) specify a day at least 10 Business Days after the date of the notice by which and a place at which the payment is to be made; and

(ii) state that the Shares in respect of which the call was made are liable to be forfeited if payment is not made by the time specified.

10.2. Surrender of Shares

Subject to the Act and the Listing Rules, the Directors may accept the:

(a) surrender of any fully paid Share by way of compromise of any question as to the proper registration of the holder or in satisfaction of any payment due to the Company; and

(b) gratuitous surrender of any fully paid Share.

Any Share so surrendered may be disposed of in the same manner as a forfeited Share.

10.3. Power to forfeit

(a) Subject to the Act and the Listing Rules, if the requirements of a notice under clause 10.1 are not complied with, any Share in respect of which the notice has been given may, at any time afterwards but before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

(b) Such a forfeiture includes all dividends declared in respect of the forfeited Shares and not actually paid before the forfeiture.

10.4. Powers of Directors

(a) A forfeited Share may be sold or otherwise disposed of as the Directors think fit.

(b) The forfeiture may be cancelled on the terms that the Directors think fit at any time before a sale or disposition.

(c) The proceeds of sale of a forfeited Share must be applied in the following order:

(i) first, in payment of all costs of or in relation to the sale;

(ii) next, in satisfaction of the amount in respect of the Shares as is then payable to the Company (including interest); and

(iii) last, the residue (if any) to or at the direction of the person registered as the holder of the Shares immediately prior to the sale or to the person's estate, on production of any evidence as to title required by the Directors.

10.5. Consequences of forfeiture

A person whose Shares have been forfeited:

(a) ceases to be a Member in respect of the forfeited Shares at the time of the Director's resolution approving the forfeiture;

(b) has no claims or demands against the Company in respect of those Shares;

(c) has no other rights to the Shares except any rights expressly provided by the Act or this Constitution; and

(d) remains liable to pay to the Company all money that, at the date of forfeiture, was payable by the person to the Company in respect of the Shares including, if the Directors think fit, interest from the date of forfeiture at the Prescribed Rate on the money for the time being unpaid. The Directors may as they think fit compel the payment of any part of the money for which the Member is liable.

10.6. Notice of forfeiture

(a) Notice of the resolution of forfeiture must be given to the Member in whose name the Share was registered immediately before the forfeiture and an entry of the forfeiture and its date must be made immediately in the register.

(b) The provisions of clause 10.6(a) are directory only and the validity of any forfeiture is not affected in any way by any omission to give the notice or to make the entry.

10.7. Evidentiary matters

Without prejudice to clause 10.6, a statement in writing by a Director or a Secretary of the Company to the effect that:

(a) a Share in the Company has been duly forfeited on a date specified in the statement; or

(b) a particular sum is payable by a Member or former Member to the Company at a particular date in respect of a call or instalment of a call (including interest),

is, in the absence of manifest error, conclusive evidence of the facts set out in the statement as against all persons claiming to be entitled to the Share and against the Member or former Member who remains liable to the Company under clause 10.9.

10.8. Transfers after forfeiture and sale

(a) The Company may:

 (i) receive the proceeds of sale or disposition of a forfeited Share; and

 (ii) transfer the Share to the transferee.

(b) On registration of the transfer, the transferee is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the Share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the Share.

10.9. Fixed amounts taken to be calls

The provisions of this Constitution relating to forfeiture apply to non-payment of any sum that becomes payable for a Share at a defined time, as if that sum was payable as a call duly made.

11. Alteration of capital

11.1. Power to alter capital

The Company may, by resolution, do any one or more of the following:

(a) increase its share capital by the creation of new Shares;

(b) consolidate all or part of its share capital;

(c) subdivide all or any of its share capital; and

(d) cancel Shares that at the time of the resolution have not been taken or agreed to be taken by any person or that have been forfeited and reduce its share capital by the amount of the Shares so cancelled.

11.2. Power to reduce capital

(a) Subject to the Act and the Listing Rules, the Company may by special resolution resolve to reduce its share capital.

(b) Subject to the Act and the Listing Rules, a reduction of share capital may be effected in any lawful manner, including by cancellation of Shares, return of funds or distribution of assets in specie, as the Directors may approve.

11.3. Power to buy Shares

The Company may, in accordance with the Act and the Listing Rules, buy its own Shares on any terms and conditions determined by the Directors.

11.4. Share Plans

The Board may establish share plans for Directors and senior executives including non executive Directors (subject to any applicable restrictions under the Act and the Listing Rules).

12. Sale of non marketable parcels

12.1. Company may sell Member's Shares

Subject to the Act, the Listing Rules and the ASTC Settlement Rules the Company may sell the Shares of a Member if:

(a) the total number of Shares of a particular class held by that Member on the date on which notice is given under this clause is less than a marketable parcel;

(b) the Company gives to that Member written notice stating that the Shares are liable to be sold or disposed of by the Company; and

(c) the Member does not give notice in writing to the Company by the date specified in the notice by the Company (being not less than 6 weeks after the date of the

Company giving that notice), stating that the Member wishes to retain the holding and the Member has not increased his or her holding to the number of Shares sufficient to constitute or exceed a marketable parcel.

12.2. Limits on Company's power to sell

(a) The Company may only exercise its powers under clause 12.1 once in any 12 month period.

(b) The Company's power to sell under clause 12.1 lapses following the announcement of a takeover bid for the Company. However, the procedure may be started again after the close of the offers made under the takeover.

12.3. Time of sale

The Company may sell the Shares which make up less than a marketable parcel as soon as practicable at a price which the Directors consider to be the best price reasonably obtainable for the Shares at the time they are sold.

12.4. Proceeds of sale

(a) The proceeds of the sale will not be sent to the former Member until the Company has received any certificate relating to the Shares (or is satisfied that the certificate has been lost or destroyed).

(b) All money payable to a former Member under this clause which is unclaimed for 1 year after payment may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law. No money payable under this clause by the Company to a former Member bears interest as against the Company.

12.5. Sale of holdings created on or after 1 September 1999

In addition to the powers of the Company set out above, the Company may sell the Shares of a Member if the Shares of a particular class held by the Member are in a new holding created by a transfer on or after 1 September 1999 of a number of Shares that was less than a marketable parcel at the time:

(a) a transfer under ASTC Settlement Rules was initiated; or

(b) a paper based transfer was lodged with the Company.

The Company may give a Member referred to in this clause, notice in writing stating that the Company intends to sell or dispose of the Shares, and that the proceeds of the sale, less the costs of the sale, will be sent to the holder after the sale has been effected.

12.6. Effect of sale

The exercise by the Company of its powers under this clause 11.4 extinguishes all interests in the Shares of the former Member, and all claims against the Company in respect of those Shares by that Member including all dividends (whether final or interim) determined to be paid in respect of those Shares and not actually paid or accrued.

12.7. Further action

The Secretary may take any action on behalf of a Member to give effect to this clause as the Secretary considers necessary.

12.8. Registration of transfer

The Company may register a transfer of Shares whether or not any certificate for the Shares has been delivered to the Company.

12.9. Costs of sale

The Company bears the costs of sale of the transferor of the Shares sold under this clause 11.4 (but is not liable for tax on income or capital gains of the former Member).

12.10. Where Shares of more than one Member sold

If the Shares of 2 or more Members to whom this clause applies are sold to 1 purchaser, the transfer may be effected by 1 transfer.

12.11. Rights of purchaser

(a) A certificate signed by the Secretary stating that Shares sold under this clause have been properly sold discharges the purchaser of those Shares from all liability in respect of the purchase of those Shares.

(b) When a purchaser of Shares is registered as the holder of the Shares, the purchaser:

(i) is not bound to see to the regularity of the actions and proceedings of the Company under this clause or to the application of the proceeds of sale; and

(ii) has title to the Shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

12.12. Limit on Member's remedies

Any remedy of any Member to whom this clause applies in respect of the sale of the Member's Shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

13. Takeover approval provisions

13.1. Interpretation

In this clause 13:

(a) **Associate** in relation to another person has the meaning given to that term in the Act;

(b) **Offeror** means a person making an offer for Shares under a Proportional Bid;

(c) **Proportional Bid** means a proportional takeover bid as defined in section 9 of the Act; and

(d) **Relevant Day**, in relation to a Proportional Bid, means the day that is 14 days before the last day of the bid period.

13.2. Transfers prohibited without approval

Where a Proportional Bid in respect of Shares included in a class of Shares in the Company has been made:

(a) the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the Proportional Bid is prohibited unless and until a resolution (**Approving Resolution**) to approve the Proportional Bid is passed, or is deemed to have been passed, in accordance with Subdivision C of Chapter 6.5 of the Act;

(b) a Member (other than the Offeror or a person associated with the Offeror) who, as at the end of the day on which the first offer under the Proportional Bid was made, held Shares included in that class is entitled to vote on an Approving Resolution and, for the purposes of so voting, is entitled to 1 vote for each such Share;

(c) neither the Offeror or an Associate of the Offeror may vote on an Approving Resolution;

(d) an Approving Resolution must be voted on at a meeting, convened and conducted by the Company, of the Members entitled to vote on the resolution; and

(e) an Approving Resolution is passed if more than 50% of the votes cast on the resolution by Members Present are in favour of the resolution.

13.3. Meetings

(a) The provisions of this Constitution relating to a general meeting of the Company apply, with such modifications as the circumstances require, in relation to a meeting that is convened for the purposes of this clause 13.

(b) The Directors of the Company must ensure that the Approving Resolution is voted on in accordance with this clause before the Relevant Day.

(c) Where an Approving Resolution is voted on in accordance with this clause, then before the Relevant Day, the Company must:

  (i) give to the Offeror; and

  (ii) serve on ASX,

  a written notice stating that a resolution to approve the Proportional Bid has been voted on and that the resolution has been passed or has been rejected, as the case requires.

13.4. Deemed approval

Where, as at the end of the day before the Relevant Day in relation to a Proportional Bid, no Approving Resolution to approve the Proportional Bid has been voted on in accordance with this clause, an Approving Resolution to approve the Proportional Bid is, for the purposes of this clause, deemed to have been passed under this clause 13.

13.5. Proportional Bid rejected

Where an Approving Resolution is voted on and is rejected then:

(a) despite section 652A of the Act, all offers under the Proportional Bid that have not, as at the end of the Relevant Day, resulted in binding contracts are deemed to be withdrawn at the end of the Relevant Day;

(b) the Offeror must immediately, after the end of the Relevant Day, return to each Member any documents that were sent by the Member to the Offeror with the acceptance of the offer;

(c) the Offeror may rescind and must, as soon as practicable after the end of the Relevant Day, rescind each contract resulting from the acceptance of an offer made under the Proportional Bid; and

(d) a Member who has accepted an offer made under the Proportional Bid is entitled to rescind the contract (if any) resulting from that acceptance.

13.6. Duration of clause

This clause 13 ceases to have effect on the later to occur of:

(a) the third anniversary of its adoption; or

(b) the third anniversary of its most recent renewal effected under the Act.

14. General meetings

14.1. Power of Directors to convene

(a) The Directors may convene a general meeting of Members whenever they think fit.

(b) Subject to the Act, the Members may require the Directors to convene a general meeting.

(c) The Directors may, by written notice to all Members, cancel any meeting convened by them, but a meeting convened on the requisition of a Member or Members cannot be cancelled without their consent.

(d) The Directors may postpone a general meeting or change the place at which it is to be held by giving appropriate notice to all persons to whom the notice of the original meeting was given, not later than 72 hours prior to the time of the meeting. The notice must specify the new place, date and time of the meeting.

(e) In relation to meetings of Members, a **meeting** includes:

(i) all adjournments of a meeting; and

(ii) any meeting convened to be held by those entitled to be present, meeting simultaneously in different locations as determined by the Directors.

(f) The business of a meeting held under clause 14.1(e)(ii) cannot be validly considered, and any resolutions at that meeting have no effect, unless:

(i) the Members Present at each such location can hear and participate in the business of the meeting as it is being conducted both at the venue at which the chairman of the meeting is present and at each other venue; and

(ii) satisfactory provision is made at each venue for the recording of all votes cast,

and on satisfying these conditions, the meeting is taken to be held where the chairman of the meeting conducts the meeting and all proceedings conducted in that manner are as valid and effective as if conducted at a single gathering of a quorum of those entitled to be present.

14.2. Notice of general meetings

(a) Each notice convening a general meeting must specify:

(i) the place, date and time of the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this); and

(ii) the general nature of any special business to be transacted at the meeting.

(b) Notice of a general meeting must be provided to Members at least 28 clear days before the meeting is to be held.

(c) A notice convening an annual general meeting need not state the general nature of business of the kind referred to in clause 14.2(a) but, if the business includes the election of Directors, the names of the candidates for election must be stated.

(d) The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

(e) Subject to the Act the Directors may give notices by any electronic means permitted by the Act and to an electronic address nominated by the relevant Member.

14.3. Annual general meetings

Annual general meetings of the Company must be held in accordance with the Act and the Listing Rules. The business of an annual general meeting is to:

(a) consider the annual report, Directors' report and the auditor's report;

(b) elect Directors;

(c) appoint the auditor;

(d) fix the remuneration of the auditors; and

(e) transact any other business that may be properly brought before the meeting.

14.4. Quorum

(a) No business may be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this Constitution, a quorum constitutes:

(i) 5 Members Present; or

(ii) where the total number of Members is less than 5, all those Members being the Members Present.

14.5. If a quorum not present

If a quorum is not present within 15 minutes after the time appointed for the meeting:

(a) where the meeting is convened on the requisition of Members, the meeting must be dissolved (subject to clause 14.7(a)); and

(b) in any other case:

(i) the meeting stands adjourned to a day and at a time and place as the Directors decide or, if no decision is made by the Directors, to the same day in the next week at the same time and place; and

(ii) if at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for the meeting, the meeting must be dissolved.

14.6. Chairing meetings

(a) Subject to clause 14.6(b), the Chairman or, in the Chairman's absence, the deputy Chairman, must preside as chairman at every general meeting.

(b) Where a general meeting is held and:

(i) there is no Chairman or deputy Chairman; or

(ii) the Chairman or deputy Chairman is not present within 15 minutes after the time appointed for the meeting or does not wish to act as chairman of the meeting,

the Directors present must choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Members Present must elect one of their number to chair the meeting.

14.7. Adjournments

(a) The chairman of the meeting may, and must if so directed by the meeting, adjourn the meeting from time to time and from place to place.

(b) No business may be transacted at any continuation of an adjourned meeting other than the business left unfinished at the meeting which has been adjourned.

(c) When a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(d) Except as provided by clause 14.7(c), it is not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

14.8. Voting at general meetings

(a) Any resolution to be considered at a meeting will be decided on a show of hands unless a poll is demanded at or before the declaration of the result of the show of hands. Before a vote is taken, the chairman of the meeting must inform the meeting of how many proxy votes have been received and how the proxy votes are to be cast on that resolution.

(b) A declaration by the chairman of the meeting that a resolution has on a show of hands been carried or lost and an entry to that effect in the minutes of the meeting

is conclusive evidence of the fact without the need to show the number or proportion of the votes recorded in favour of or against the resolution.

(c) A poll may be demanded:

(i) by the chairman of the meeting;

(ii) by at least 5 Members Present and having the right to vote at the meeting;

(iii) by a Member or Members Present with at least 5% of the votes that may be cast on the resolution on a poll; or

(iv) by a Member or Members Present holding Shares in the Company conferring a right to vote at the meeting on which an aggregate sum has been paid up equal to not less than 5% of the total sum paid up on all the Shares conferring that right.

(d) The demand for a poll may be withdrawn.

(e) A poll may not be demanded on the election of a person to chair a meeting or on a resolution for adjournment.

14.9. Procedure for polls

(a) A poll, when demanded, is to be taken in the manner and at the time the chairman of the meeting directs.

(b) The result of the poll is a resolution of the meeting at which the poll was demanded.

(c) The demand for a poll does not prevent a meeting from continuing for the transaction of any other business.

14.10. Chairman's casting vote

Subject to the Act and the Listing Rules, in the case of an equality of votes on a show of hands or on a poll the chairman of the meeting has a casting vote in addition to any vote to which that chairman may otherwise be entitled.

14.11. Representation and voting of Members

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of Shares:

(a) at meetings of Members or classes of Members each Member entitled to attend and vote may attend and vote in person or by proxy, or attorney and (where the Member is a body corporate) by representative;

(b) on a show of hands, every Member Present having the right to vote at the meeting has one vote; and

(c) on a poll, every Member Present has:

(i) one vote for each fully paid Share; and

(ii) in the case of partly paid Shares, that proportion of a vote as is equal to the proportion which the amount paid up on that Member's Share bears to

the total issue price for the Share, excluding calls paid in advance of the due date for payment.

14.12. Joint holders

Where more than one joint holder votes, the vote of the holder whose name appears first in the register of Members must be accepted to the exclusion of the others whether the vote is given personally, by attorney or proxy.

14.13. Members of unsound mind and minors

(a) If a Member is:

(i) of unsound mind;

(ii) a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or

(iii) a minor,

the Member's committee or trustee or any other person who has proper management or guardianship of the Member's estate or affairs may, subject to clause 14.13(b), exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were the Member.

(b) Any person with powers of management or guardianship cannot exercise any rights under clause 14.13(a) unless the person has provided the Directors with satisfactory evidence of the person's appointment and status.

14.14. Restriction on voting rights - unpaid amounts

A Member is not entitled to vote in respect of a security giving the holder the right to vote unless all calls and other sums presently payable by the Member in respect of that security have been paid.

14.15. Objections to qualification to vote

(a) An objection to the qualification of a person to vote may be raised only at the meeting or adjourned meeting at which the vote objected to is tendered.

(b) Any objection must be referred to the chairman of the meeting, whose decision is final.

(c) A vote allowed after an objection is valid for all purposes.

14.16. Number of proxies

(a) A Member who is entitled to attend and cast a vote at a meeting of the Company's Members may appoint a person as the Member's proxy to attend and vote for the Member at the meeting.

(b) An appointment of a proxy may specify the proportion or number of votes that the proxy may exercise.

(c) If a member is entitled to cast two or more votes at a meeting, the Member may appoint two proxies. If the Member appoints two proxies and the appointment

does not specify the proportion or number of the Member's votes each proxy may exercise, each proxy may exercise half of the votes.

14.17. Form of proxy

(a) An instrument appointing a proxy is valid if it is in the form specified by the Directors from time to time and is:

(i) signed by or on behalf of the Member of the Company making the appointment; and

(ii) contains the following information:

(A) the Member's name and address;

(B) the Company's name;

(C) the proxy's name or the name of the office held by the proxy; and

(D) the meetings at which the appointment may be used.

(b) The proxy form must provide for the Member to vote for or against each resolution and may provide for abstention to be indicated.

(c) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution. Where it does so, the proxy is not entitled to vote on the resolution except as specified in the instrument. A proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated.

(d) An instrument appointing a proxy confers authority to demand or join in demanding a poll.

(e) An instrument appointing a proxy may be in any form that the Directors accept or stipulate.

(f) Despite clause 14.12, where an instrument of proxy is signed by all of the joint holders of any Shares, the votes of the proxy so appointed must be accepted in respect of those Shares to the exclusion of any votes tendered by a proxy for any one of those joint holders.

14.18. Lodgement of proxies

(a) An instrument appointing a proxy is not treated as valid unless:

(i) the instrument; and

(ii) the power of attorney or other authority (if any) under which the instrument is signed; or

(iii) a copy of that power or authority certified in a manner acceptable to the Directors,

are lodged not less than 48 hours (or any shorter period as the Directors may permit) before the time for holding the meeting at the place specified for that purpose in the notice of the meeting or, if none, at the registered office of the Company.

(b) An instrument appointing a representative to act for a Member at all meetings of the Company or at all meetings for a specified period is not treated as valid unless:

(i) the instrument of appointment or a certified copy of it, duly signed by hand or electronic signature; and

(ii) any evidence as to the validity and non-revocation of that authority as may be required by the Directors,

are lodged not less than 48 hours (or any shorter period as the Directors may permit) before the time for holding the meeting at the place specified for that purpose in the notice of the meeting or, if none, at the Registered Office.

(c) For the purposes of this clause 14:

(i) a legible facsimile of any document which is received at a place specified in the notice is duly lodged at that place at the time when the facsimile is received; and

(ii) Members can appoint a proxy and attorney or a corporate representative using electronic means to deliver the document (or a copy of the document) effecting the appointment and, in the absence of any manifest irregularity, the Company may act on that appointment.

14.19. Validity of proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i) the previous death or mental incapacity of the principal;

(ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

(iii) the transfer of the Share in respect of which the instrument or power is given,

if no notice in writing of the death, mental incapacity, revocation or transfer has been received by the Company at its registered office before the commencement of the meeting at which the instrument or power is used.

(b) A proxy is not revoked by the principal attending and taking part in the meeting, unless the principal actually votes on the resolution for which the proxy is proposed to be used.

14.20. Where proxy is incomplete

(a) No instrument appointing a proxy is treated as invalid merely because:

(i) it does not contain the address of the appointor or proxy;

(ii) it is not dated; or

(iii) it does not contain in relation to any or all resolutions, an indication of the manner in which the proxy is to vote.

(b) Where the instrument does not specify the name of a proxy, the instrument is treated as given in favour of the chairman of the meeting.

14.21. Right of officers and advisers to attend general meeting

(a) A Director who is not a Member is entitled to be present and to speak at any general meeting.

(b) A Secretary who is not a Member is entitled to be present and, at the request of the chairman of the meeting, to speak at any general meeting.

(c) Any other person (whether a Member or not) required by the Directors to attend any general meeting is entitled to be present and, at the request of the chairman of the meeting, to speak at that general meeting.

14.22. Use of technology

The Company may hold a general meeting at 2 or more venues using any technology that gives Members a reasonable opportunity to participate.

14.23. Minutes

(a) The Company must keep minute books in which it records within 30 days:

- (i) proceedings and resolutions of meetings of the Company's members;
- (ii) proceedings and resolutions of Director's meetings; and
- (iii) resolutions passed by Members without a meeting.

(b) The Company must ensure that minutes are signed within a reasonable time after date of the meeting or of the resolution being passed by:

- (i) the chairman of the meeting; or
- (ii) the chairman of the next meeting; or
- (iii) in the case of a resolution without a meeting, a Director.

15. Appointment, removal and remuneration of Directors

15.1. Appointment and removal

(a) There must be at least 3 Directors, or such greater number of Directors not exceeding 10 as the Directors think fit, in office at all times.

(b) Subject to the Act, the Company may at any time by resolution passed in general meeting:

- (i) appoint any person to be a Director; or
- (ii) remove any Director from office.

(c) Subject to the Act, the Directors may at any time appoint any person to be a Director. That person holds office until the end of the next following general meeting and is eligible for election at that meeting.

15.2. No Share qualification

No Share qualification is required of a Director.

15.3. Retirement at each annual general meeting

(a) Subject to clause 18.1 and only when the Company is admitted to the Official List:

(i) no Director except the Managing Director may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director's election, whichever is the longer, without submitting himself or herself for re-election; and

(ii) at every annual general meeting one-third of the previously elected Directors, and if their number is not a multiple of three, then the number nearest to but not exceeding one-third, must retire from office and are eligible for re-election.

(b) The Directors to retire in every year under clause 15.3(a), are the Directors longest in office since last being elected. Between Directors who are elected on the same day, the Director to retire is decided by lot to be conducted by the Chairman, or if he or she is a candidate, by the deputy Chairman, unless they agree otherwise.

(c) A retiring Director is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

(d) Any Director appointed and vacating office under clause 15.1(b) is not taken into account in deciding the number or identity of the Directors to retire by rotation under this clause.

(e) No person other than a retiring Director or a Director vacating office under clause 15.1(b) is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the Company at least 35 Business Days (or in the case of a meeting that Members have requested the Directors to call, 30 Business Days) before the meeting.

15.4. Remuneration

(a) Subject to clause 15.4(b) and the Listing Rules, the Directors are paid for their services as Directors such fees as the Directors determine not exceeding in aggregate a maximum sum that is from time to time approved by the Members in a general meeting. The notice convening a general meeting at which it is proposed to seek approval to increase that maximum aggregate sum must specify the proposed new maximum aggregate sum and the amount of the proposed increase.

(b) Any Director who is remunerated as an executive Director may only be paid fees under clause 15.4(a) if the Directors determine that the Director should be compensated for any special duties, responsibilities which are not recognised in his or her executive remuneration and the Directors may determine the extent, if any, to which such a Directors may participate.

(c) The fees fixed under clause 15.4(a):

(i) are divided among the Directors in the proportions and on the basis as they may agree or, if they cannot agree, equally among them; and

(ii) are exclusive of any benefits which the Company may provide to Directors in satisfaction of legislative schemes including, without limitation, benefits provided under superannuation guarantee or similar schemes or any other benefit permitted by the Act or this Constitution.

(d) Any Director may elect to have his or her fees packaged by way of allocation among fees, superannuation contribution, motor vehicle or communications payments and any other categories, subject always to being within the remuneration practices of the Company.

(e) The Directors are also entitled to be paid or reimbursed (in accordance with the policies applicable to the reimbursement of management expenses) for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the Company or otherwise in connection with the business or affairs of the Company.

(f) If, with the approval of the Directors, any Director performs extra services or makes any special exertions for the benefit of the Company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors think fit having regard to the value to the Company of the extra services or special exertions. Any special or additional remuneration must not include commission on, or a percentage of profits or operating revenue.

(g) A Director may be engaged by the Company in any other capacity (other than as auditor) and may be appointed on such terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(h) Fees payable by the Company and any entity under its control to non-executive Directors are to be by fixed sum, and not by commission on, or percentage of, profits or operating revenue.

(i) Remuneration payable by the Company and any entity with which it is associated to any executive Director must not include a commission on, or percentage of, operating revenue.

15.5. Vacation of office

In addition to the circumstances in which the office of a Director becomes vacant:

(a) under the Act;

(b) because of a resolution under clause 15.1(b)(ii); or

(c) under clause 15.3,

the office of a Director becomes vacant if the Director:

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(e) resigns by notice in writing to the Company;

(f) dies; or

(g) is absent (and not represented by an alternate Director) from 6 consecutive meetings of the Directors without special leave of absence from the Directors and the Board resolves that his or her office be vacated.

15.6. Retiring allowance for Directors

(a) Subject to the Act, the Company may:

(i) make any payment or give any benefit to any Director or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office;

(ii) make contracts or arrangements with a Director or a person about to become a Director of the Company under which the Director or any person nominated by the Director is paid or provided with a lump sum payment, pension, retiring allowance or other benefit on or after the Director or person about to become a Director ceases to hold office for any reason;

(iii) make any payment under any contract or arrangement referred to in clause 15.6(a)(i); and

(iv) establish any fund or scheme to provide lump sum payments, pensions, retiring allowances or other benefits for:

(A) Directors ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the Company considers necessary to provide those benefits.

(b) The Company may impose any conditions and restrictions under any contract, arrangement, fund or scheme referred to in clause 15.6(a) as it thinks proper.

(c) The Company may authorise any subsidiary to make a similar contract or arrangement with its Directors and make payments under it or establish and maintain any fund or schemes, whether or not all or any of the Directors of the subsidiary are also Directors of the Company.

16. Powers and duties of Directors

16.1. Powers of Directors

(a) Subject to the Act and this Constitution, the business of the Company is managed by the Directors, who may exercise all powers of the Company which are not, by the Act or this Constitution, required to be exercised by the Company in a general meeting.

(b) Without limiting the generality of clause 16.1(a), the Directors may exercise all the powers of the Company:

(i) to borrow money, to charge any property or business of the Company or all or any of its uncalled capital;

(ii) to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person; and

(iii) in relation to any Seal and any branch register.

16.2. Appointment of attorneys and representatives

(a) The Directors may, by power of attorney or by general or specific appointment, appoint such person or persons to be an attorney or representative of the Company for the purposes, with the powers, authorities and discretions vested in or exercisable by the Directors for any period and subject to any conditions as they think fit.

(b) Any appointment under clause 16.2(a) may be made on terms for the protection and convenience of persons dealing with any such attorney or representative as the Directors think fit and may also authorise an attorney or representative to delegate all or any of the powers, authorities and discretions vested in the attorney or representative.

16.3. Negotiable instruments

All negotiable instruments of the Company are to be executed by the persons and in the manner determined by the Directors from time to time.

17. Proceedings of Directors

17.1. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) A Director may at any time, and the Secretary must on the request of a Director, convene a meeting of the Directors.

(c) Reasonable notice must be given to every Director for the place, date and hour of every meeting of the Directors using any technology consented to by the Directors. Where any Director is for the time being outside Australia, notice need only be given to that Director if contact details have been given, but notice must always be given to any alternate Director in Australia whose appointment by that Director is for the time being in force.

17.2. Meetings by telecommunications

The Directors may hold a valid meeting using any medium by which each of the Directors can simultaneously hear all the other participants (including telephone and video conferencing), and then:

(a) the participating Directors are taken to be present at the meeting for the purposes of this Constitution concerning meetings of Directors;

(b) the meeting is taken to be held where the chairman of the meeting is; and

(c) all proceedings of the Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were present in person.

17.3. Quorum at meetings

At a meeting of Directors, the number of Directors whose presence is necessary to constitute a quorum is the number determined by the Directors and, if not so determined, is three Directors entitled to vote.

17.4. Chairman of Directors

(a) The Directors may elect one of their number as their Chairman and may decide the period during which the Chairman is to hold that office.

(b) Where a meeting of Directors is held and:

(i) a Chairman has not been elected as provided by clause 17.4(a); or

(ii) the Chairman is not present within 15 minutes of the time appointed for the holding of the meeting or does not wish to chair the meeting,

the Directors present must elect one of their number to be chairman of the meeting.

17.5. Proceedings at meetings

(a) Subject to this Constitution, questions arising at a meeting of Directors are decided by a majority of votes of Directors present in person or by their alternate director (if any) and voting and for all purposes any such decision is taken to be a decision of the Directors.

(b) In the case of an equality of votes, the chairman of the meeting has a second or casting vote in addition to the chairman's deliberative vote.

17.6. Disclosure of interests

(a) A Director is not disqualified by the Director's office from contracting with the Company in any capacity.

(b) A contract or arrangement made by the Company with a Director or in which a Director is in any way directly or indirectly interested may not be avoided merely because the Director is a party to or interested in it.

(c) A Director is liable to account to the Company for any profits derived in respect of a matter in which the Director has a material interest, merely because of the Director's office or the fiduciary relationship it entails, unless the Director:

(i) declares the Director's interest in the matter as soon as practicable after the relevant facts come to the Director's knowledge; and

(ii) does not contravene this Constitution or the Act in relation to the matter.

(d) A general notice stating:

(i) that the Director is an officer or Member of a specified body corporate or firm; and

(ii) the nature and extent of the Director's interest in that body corporate or firm in a matter involving the Company and that body corporate or firm,

is sufficient declaration of the Director's interest, provided the extent of that interest is at the time of first consideration of the matter by the Directors no greater than was stated in the notice.

(e) Except as permitted by the Act and the Listing Rules, a Director must not:

(i) vote; or

(ii) be present while the matter is being considered,

at a meeting of the Directors at which there is considered any contract or proposed contract or arrangement in which the Director has a direct or indirect material personal interest or any lesser interest.

(f) If the provisions of this clause 17.6 and the Act are observed by a Director with regard to any contract or arrangement in which the Director is in any way interested, the fact that the Director signs, affixes or witnesses the affixing of a Seal to the document evidencing the contract or arrangement does not in any way affect its validity.

17.7. Alternate Directors and attendance by proxy

(a) A Director may:

(i) with the approval of a majority of the other Directors, appoint a person (whether a Member of the Company or not); or

(ii) without the need for the approval of the other Directors, appoint another Director,

to be an alternate Director in the Director's place during any period that the Director thinks fit or generally.

(b) An alternate Director is entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in the Director's stead.

(c) An alternate Director may exercise any powers which the appointor may exercise. The exercise of any power by the alternate Director (including, without limitation, executing a document) is taken to be the exercise of the power by the appointor. The exercise of any power by the alternate Director is as agent of the Company and not as agent of the appointor. Where the alternate is another Director, that Director is entitled to cast a deliberative vote on the Director's own account and on account of each person by whom the Director has been appointed as an alternate Director.

(d) The appointment of an alternate Director:

(i) may be terminated at any time by the appointor even if the period of the appointment of the alternate Director has not expired; and

(ii) terminates automatically if the appointor vacates office as a Director.

(e) An appointment or the termination of an appointment of an alternate Director is effected by service on the Company of a written notice signed by the Director making the appointment.

(f) Without limiting clause 17.7(e), an appointment of an alternate Director may be suspended or terminated by an electronic message to the Company from the Director making the appointment.

(g) Other than:

(i) for reimbursement of expenses under clause 15.4(d); or

(ii) as authorised by the Directors,

an alternate Director is not entitled to any additional remuneration from the Company.

(h) Any additional remuneration that is paid to an alternate Director must be deducted from the remuneration of the appointor.

(i) An alternate Director is not taken into account in determining the number of Directors or rotation of Directors.

(j) A Director may attend and vote by proxy at any meeting of the Directors provided that such proxy is a Director of the Company and has been appointed in writing signed by the appointing Director. Such appointment may be general or for any particular meeting or meetings.

17.8. Vacancies

If the number of Directors is reduced below the minimum set by the Act:

(a) for so long as their number is sufficient to constitute a quorum, the remaining Directors may act; and

(b) if the number of remaining Directors is not sufficient to constitute a quorum, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to the minimum number required under this Constitution to constitute a quorum or for calling a general meeting, but for no other purpose.

17.9. Committees

(a) The Directors may delegate any of their powers to a committee or committees consisting of any number of them and such other persons as the Directors from time to time think fit .

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors. A power so exercised is taken to be exercised by the Directors.

(c) Clauses 17.1, 17.2, 17.4 and 17.5 apply to any committee as if each reference in those clauses to the Directors was a reference to the Members of the committee and each reference to a meeting of Directors were to a meeting of the committee.

(d) Except in the case of a committee which consists of one Director only, the number of Members whose presence at a meeting of the committee is necessary to constitute a quorum is the number determined by the Directors and, if not so determined, is two.

(e) Subject to clause 17.10(c), minutes of all the proceedings and decisions of every committee must be made, entered and signed in the same manner in all respects as minutes of proceedings of the Directors are required by the Act to be made, entered and signed.

17.10. Circular resolutions

(a) If a document:

(i) states that the signatories to it are in favour of a resolution;

(ii) sufficiently identifies the terms of the resolution; and

(iii) is signed by all the Directors entitled to vote on that resolution,

a resolution in those terms is taken to be passed at a meeting of the Directors held at the time when the document was signed by the last Director to do so.

(b) For the purposes of clause 17.10(a):

(i) two or more separate documents containing statements in identical terms each being signed by one or more Directors together are taken to constitute one document containing a statement in those terms signed by those Directors on the respective days on which they signed the separate documents;

(ii) a reference to all the Directors does not include a reference to an alternate Director whose appointor has signed the document, but an alternate Director may sign the document in the place of the appointor; and

(iii) a facsimile which is received by the Company and is expressed to be sent by or on behalf of a Director or alternate Director is taken to be signed by that Director or alternate Director at the time of receipt of the facsimile by the Company in legible form.

(c) Where a committee consists of one Director only, a document signed by that Director and recording a decision of the committee is valid and effective as if it were a decision made at a meeting of that committee and that document constitutes a minute of that decision.

17.11. Defects in Appointments

(a) All acts done by any meeting of the Directors, committee of Directors, or person acting as a Director are as valid as if each person was duly appointed and qualified to be a Director or a Member of the committee.

(b) Clause 17.11(a) applies even if it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a Member of a committee or to act as a Director or that a person so appointed was disqualified.

18. Managing Director

18.1. Power to appoint Managing Director

(a) The Directors may appoint one or more Directors to the office of Managing Director for the period and on the terms as they think fit, including the grant of power for the Managing Director to delegate all or part of his or her authorities to another Director during any temporary absence. Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment.

(b) A Managing Director's appointment automatically terminates if the Managing Director ceases for any reason to be a Director.

(c) Subject to clause 18.1(a), the provisions of clause 15.3 do not apply to a Managing Director or, if more than 1 Managing Director is appointed, the provisions of clause 15.3 do not apply to only one of the Managing Directors.

18.2. Remuneration

Subject to the terms of any agreement between the Managing Director and the Company, a Managing Director may receive remuneration (whether by way of salary, commission, other than on operating revenue, or participation in profits, or partly in one way and partly in another) as the Directors decide.

18.3. Delegation of powers to Managing Director

(a) The Directors may, on the terms and conditions and with any restrictions as they think fit, confer on a Managing Director any of the powers exercisable by them.

(b) Any powers so conferred may be concurrent with the powers of the Directors.

(c) The Directors may at any time withdraw or vary any of powers conferred on a Managing Director pursuant to clause 18.3(a).

19. Secretaries and other officers

19.1. Secretaries

(a) A Secretary of the Company holds office on the terms and conditions, as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a Secretary.

19.2. Other officers

(a) The Directors may from time to time:

(i) create any other position or positions in the Company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under clause 19.2(a)(i).

(b) The Directors at any time may terminate the appointment of a person holding a position created under clause 19.2(a)(i) and may abolish the position.

20. Execution of documents

20.1. Manner of execution

(a) If the Company has a Seal, it may execute documents by affixing the Seal to the document and the affixing of the Seal is witnessed by:

(i) two Directors of the Company; or

(ii) at least one Director and a Secretary or a person authorised by the Directors to witness the affixing of the Seal.

(b) If the Company does not have a Seal, it may execute documents by the document being signed by:

(i) two Directors of the Company; or

(ii) at least one Director and a Secretary;

(c) The Company may have a Common Seal, a duplicate Common Seal and one or more other Seals for specific purposes, each appropriately identified on its face.

(d) A Common Seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal. Every document to which a Seal is affixed must be signed by a Director and be countersigned by another Director, a Secretary or another person appointed by the Directors to countersign that document or a clause of documents in which that document is included.

(e) Subject to the Act, certificates in respect of Shares or other securities may be issued either:

(i) under a Seal; or

(ii) under the signature of an attorney of the Company appointed under clause 16.2.

(f) For the purposes of clause 20.1(c), any impression of any Seal or any Signature may be a facsimile impression or Signature which has been printed, stamped or impressed on the relevant certificate.

21. Inspection of records

21.1. Inspection of records

(a) The Directors may decide whether and to what extent, at which time and places and under what conditions, the accounting and other records of the Company will be open to the inspection of Members.

(b) A Member other than a Director has no right to inspect any document of the Company except as provided by law or as authorised by the Directors.

22. Dividends, interest and reserves

22.1. Power to declare dividends and pay interest

(a) Subject to the Act and to any special rights or restrictions attached to any Shares, the Directors may resolve to:

(i) pay any dividend they think appropriate;

(ii) fix the time for payment; and

(iii) subject to clause 22.1(b), pay interest on any debt due by the Company.

(b) The Company must not pay interest on unpaid dividends.

22.2. Crediting of dividends

(a) Subject to any special rights or restrictions attached to any Shares, every dividend is:

(i) payable according to the amounts credited as paid on the fully paid (not partly paid) Shares in respect of which the dividend is paid; and

(ii) apportionable and paid proportionately to the amounts paid for the Shares during any part or parts of the period in respect of which the dividend is paid.

(b) An amount paid on a Share in advance of a call is not taken for the purposes of clause 22.2(a) to be paid on the Shares.

(c) Subject to any special rights or restrictions attached to any Shares, the Directors may from time to time resolve that dividends are to be paid out of a particular source or particular sources, and where the Directors so resolve, they may, in their absolute discretion:

(i) allow any Member to elect from which specified sources that particular Member's dividend may be paid by the Company; and

(ii) where such elections are permitted and a Member fails to make such an election, the Directors may, in their absolute discretion, identify the particular source from which dividends are payable.

22.3. Reserves

(a) The Directors at their discretion may, at any time, set aside out of the profits of the Company as reserves any sums as they think proper, which sums may be applied for any proper purpose.

(b) The reserves may either be employed in the business of the Company or be placed in any investments as the Directors decide.

(c) The Directors may, without placing them to any reserve, carry forward any profits which they may think prudent not to distribute by way of dividend.

22.4. Deduction of unpaid amounts

The Directors may deduct from any dividend payable to a Member all sums of money presently payable by the Member to the Company on account of calls or otherwise in relation to Shares in the Company.

22.5. Distribution in kind

(a) When declaring a dividend the Directors may by resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including, without limitation, paid up Shares in the Company or other Shares of the Company or any other body corporate.

(b) Where a difficulty arises in regard to a distribution under clause 22.5(a) the Directors may:

(i) settle the matter as they think fit and fix the value for distribution of the specific assets or any part of those assets;

(ii) decide that cash payments are to be made to any Member or Members on the basis of the value so fixed in order to adjust the rights of all parties; or

(iii) vest any specific assets in trustees.

22.6. Payment of distributions

(a) Any dividend, interest or other money payable in cash in respect of Shares may be paid, at the sole risk of the intended recipient:

(i) by cheque sent through the post directed to:

(A) the address of the Member as shown in the register or, in the case of joint holders, to the address shown in the register as the address of the joint holder first named in that register; or

(B) to any other address as the Member or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the Member and acceptable to the Company; or

(iii) by any other means determined by the Directors or otherwise disposed of according to law.

(b) Subject to the Act, all unclaimed dividends may be invested or otherwise used by the Directors for the benefit of the Company until claimed.

23. Capitalisation of profits

23.1. Capitalisation

The Directors may resolve:

(a) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to Members; and

(b) that the sum be applied, in any of the ways mentioned in clause 23.2, for the benefit of Members in full satisfaction of their interest in the capitalised sum, in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend or, if there is no such proportional entitlement, as the Directors determine.

23.2. Manner in which sums applied

The ways in which a sum may be applied for the benefit of Members under clause 0 are:

(a) in paying up any amounts unpaid on the Shares held by the Members;

(b) in paying up in full unissued Shares or debentures or debenture stock to be issued to Members as fully paid;

(c) partly as mentioned in clause 23.2(a) and partly as mentioned in clause 23.2(b);

(d) in accordance with any bonus share plan adopted by the Company; or

(e) any other application permitted by the Act.

23.3. Participation by holders of partly paid shares

Where the conditions of issue of a partly paid share so provide, the holder may participate in any application of a sum under clause 23.2 to a greater extent than would have been the case had those funds been distributed by dividend, but not to any greater extent than permitted by the terms of issue.

23.4. Powers of Directors

The Directors must do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the Members amongst themselves, may:

(a) fix the value for distribution of the specific assets or any part of those assets;

(b) make cash payments in cases where Shares or debentures or debenture stock become issuable in fractions or determine that fractions may be disregarded;

(c) vest any cash or specific assets in trustees on trust for the persons entitled as they think fit; or

(d) on behalf of all the Members entitled to any further Shares or debentures or debenture stock on the capitalisation, authorise any person to make an agreement with the Company providing for the issue to such Members, credited as fully paid up, of any further Shares or debentures or debenture stock or for the payment by the Company on their behalf of all or any part of the amounts remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the Members concerned.

24. Dividend reinvestment and bonus Share plans

24.1. Directors may establish plans

The Directors may establish one or more plans under which each participating Member may elect, as provided in the plan:

(a) that dividends to be paid in respect of some or all of the Shares from time to time held by the Member may be satisfied by the issue of fully paid ordinary Shares;

(b) that dividends are not to be declared or paid in respect of some or all of the Shares from time to time held by the Member, but that the Member is to receive fully paid ordinary Shares; or

(c) such other options as the Directors consider appropriate,

and the Directors may vary, suspend or terminate any such plan.

24.2. Implementing plan

Any such plan has effect in accordance with its terms and the Directors must do all things necessary and convenient for the purpose of implementing the plan, including the making of each necessary allotment of Shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds that lawfully may be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

24.3. Where not all Members or holders participate

For the purpose of giving effect to any such plan, the appropriations, capitalisation, applications, payments and distributions authorised by clause 23.1 may be made and the powers of the Directors under clause 23.4 may be exercised (with such adjustments as may be required) even if only some of the Members or holders of Shares of any class participate.

24.4. Information and advice to Members

(a) In offering opportunities to Members to participate in any such plan, the Directors may give such information as in their opinion may be useful to assist Members in assessing the opportunity and making requests to their best advantage.

(b) The Directors, the Company and its officers are not responsible for, nor are they obliged to provide, any legal, taxation or financial advice in respect of the choices available to Members.

24.5. Limit on Directors' obligations

The Directors are under no obligation:

(a) to admit any Member as a participant in any such plan; nor

(b) to comply with any request made by a Member who is not admitted as a participant in any such plan.

24.6. Duties and powers of Directors

In establishing and maintaining any such plan, the Directors must act in accordance with the provisions of this Constitution and may exercise all or any of the powers conferred upon them by the terms of any such plan, by this Constitution or by the Act.

25. Notices

25.1. No notice if no address provided

Any Member who has not left at or sent to the registered office, a place of address (for registration in the register) at or to which all notices, documents of the Company and Share certificates may be served or sent, is not entitled to receive any notice.

25.2. How notice to be given

(a) A Member may, by written notice to the Secretary left at or sent to the registered office, require that all notices to be given by the Company or the Directors be served on the Member's representative at an address specified in the notice.

(b) A notice may be given by the Company to any Member by:

(i) serving it on the Member personally;

(ii) properly addressing, prepaying and posting the notice to the Member or leaving it at the Member's address as shown in the register or the address supplied by the Member to the Company for the giving of notices;

(iii) serving it in any manner contemplated in this clause 25.2 on a Member's representative as specified by the Member in a notice given under clause 25.2(a);

(iv) facsimile transmission to the facsimile number supplied by the Member to the Company for the giving of notices; or

(v) sending it by email to an email address nominated by the Member or via any other electronic means permitted by the Corporations Act and nominated by the Member for the giving of notices; or

(vi) giving it by any other means permitted or contemplated by this clause 25 or the Act.

25.3. When notice is given

A notice is deemed to be given by the Company and received by the Member:

(a) if delivered in person, when delivered to the Member;

(b) if posted, 2 Business Days (or 6, if addressed or posted outside Australia) after the date of posting to the Member, whether delivered or not;

(c) if sent by facsimile transmission, on the date and time shown on the transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety and in legible form to the facsimile number of the Member nominated for the purposes of this clause; or

(d) if sent by email or other electronic means, on the date and time at which it enters the Member's information system (as shown in a confirmation of delivery report from the Company's information system, which indicates that the notice was sent to the email or electronic address of the Member nominated for the purposes of this clause),

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time), it is deemed to have been received at 9.00 am on the next Business Day.

25.4. Notice of general meeting

(a) Notice of every general meeting must be given in the manner authorised by clause 25.2:

(i) subject to clause 26.1, to every Member and Director;

(ii) to every person entitled to a Share in consequence of the death, mental incapacity or bankruptcy of a Member who, but for the death or bankruptcy, would be entitled to receive notice of the meeting; and

(iii) to any auditor of the Company.

(b) No other person is entitled to receive notice of general meeting.

26. Joint holders

26.1. Notice to be given by joint holders

Joint holders of a Share must give to the Company notice of:

(a) a single address for the purpose of all notices to be given by the Company under clause 25.1, and for the payment of dividends and the making of distributions in accordance with this Constitution; and

(b) a single account for the payment of money by electronic funds transfer in accordance with clause 22.6(a)(ii), if so desired, in respect of that Share.

26.2. Effect of giving notice

Where the Company receives notice under clause 26.1, the giving of notice, the payment of dividends or the making of distributions, to the address or account so notified is deemed given, paid or made to all joint holders of the relevant Share.

26.3. Failure to give notice

Where joint holders of a Share fail to give notice to the Company in accordance with clause 26.1, the Company may give notice, pay dividends and make distributions to the address of the joint holder whose name first appears in the register.

26.4. Receipts

Any of the joint holders of a Share may give effective receipt for all dividends and payments in respect of the Share.

27. Winding up

27.1. Where assets insufficient to repay paid up capital

If the Company is wound up and the assets available for distribution among the Members are insufficient to repay the whole of the paid up capital, the assets must be distributed so that, as nearly as may be, the losses are borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively.

27.2. Where assets sufficient to repay paid up capital

If, in a winding up, the assets available for distribution among the Members are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess must be distributed among the Members in proportion to the capital at the commencement of the winding up paid up, or which ought to have been paid up, on the Shares held by them respectively.

27.3. Powers of liquidator

If the Company is wound up, the liquidator may:

(a) with the sanction of a special resolution, divide among the Members in kind the whole or any part of the property of the Company;

(b) for that purpose set a value as the liquidator considers fair on any property to be so divided; and

(c) decide how the division is to be carried out as between the Members or different classes of Members.

27.4. Vesting of property in trustees

The liquidator may, with the sanction of a special resolution, vest the whole or any part of any property in trustees on any trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any Shares or other Shares in respect of which there is any liability.

28. Indemnity and insurance

28.1. Definition

In this clause **Officer** has the meaning in section 9 of the Act.

28.2. Company must indemnify Officers

To the extent permitted by the Act and without limiting the powers of the Company, the Company must indemnify any person who is or has been an Officer of the Company, or of a related body corporate of the Company against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity:

(a) incurred by any other person (other than the Company or a related body corporate of the Company) that does not arise out of conduct involving a lack of good faith or conduct known to the other person to be wrongful; and

(b) for costs and expenses incurred by the person:

(i) in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

(ii) in connection with any application relating to such proceedings in which the court grants relief to the person under the Act.

28.3. Documentary indemnity and insurance policy

To the extent permitted by the Act and without limiting the powers of the Company, the Directors may authorise the Company to, and the Company may, enter into any:

(a) documentary indemnity in favour of; or

(b) insurance policy for the benefit of,

a person who is, or has been, an Officer of the Company or of a related body corporate of the Company, which indemnity or insurance policy may be in such terms as the Directors approve and, in particular, may apply to acts or omissions prior to or after the time of entering into the indemnity or policy.

28.4. Indemnity continues

The benefit of each indemnity given in this clause 28 continues, even if its terms or the terms of this clause 28 are modified or deleted, in respect of a liability arising out of acts, omissions or events occurring prior to the modification or deletion.

RECEIVED No:
2005 NOV -8 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX
AUSTRALIAN STOCK EXCHANGE

ASX Circular

Date: 1 December, 2004

Key topics
1. Mesoblast Limited
2. ASX Code: MSB
3. Quotation Commences: 11.00 AM EDST on Thursday, 16 December 2004.

Reading List
Client Advisers
Compliance Managers
Corporate Advisory
DTR Operators
Issuers
Institutions
Managing Directors
ASTC Participants
Office Managers
Research Analysts
Share Registries

Contact
Kate Kidson

Telephone
(03) 9617 7831

Australian Stock Exchange Ltd
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

MESOBLAST LIMITED – COMMENCEMENT OF OFFICIAL QUOTATION

Mesoblast Limited (the "Company") was admitted to the official list of Australian Stock Exchange on, Tuesday, 14 December 2004.

Official quotation of the following securities will commence on Thursday, 16 December 2004.

Quoted Securities:	44,200,000 ordinary shares fully paid
ASX Code:	MSB
Time:	11.00 AM EDST
SEATS Abbreviation:	MESOBLAST
ISIN:	AU000000MSB8
Home Branch:	Melbourne
Industry Classification:	TBA
Registered Office:	Level 1 843A Glen Huntly Road Caulfield South VIC 3162
Corporate Office:	Level 2 517 Flinders Lane Melbourne VIC 3162 Phone:- 03 9629 5566 Fax:- 03 9629 5466
Place of Incorporation:	Victoria
Company Secretary:	Mr Kevin Hollingsworth
Share Registry:	ASX Perpetual Registers Limited Level 4 333 Collins Street Melbourne VIC 3000 Phone:- (03) 9615 9999 Fax:- (03) 8614 2903
Balance Date:	30 June
CHESS	Participating. The Company will also operate an issuer-sponsored sub-register.

No:

<u>Issue Price:</u>	50 cents per ordinary share
<u>ASX Restricted Securities:</u>	46,790,000 ordinary shares, and 1,100,000 options exercisable at 60 cents each on or before [Fourth anniversary of listing], classified as restricted securities to be held in escrow for 24 months from the date of quotation of the Company's securities on ASX. 400,000 ordinary shares classified as restricted securities to be held in escrow for 12 months from 9 June 2004. 4,320,000 ordinary shares and 4,320,000 options exercisable at 55 cents each on or before 29 September 2009 classified as restricted securities to be held in escrow for 12 months from 29 September 2004.
<u>Activities:</u>	A biotechnology company in the area of adult stem cell technology.
<u>Unquoted Securities:</u>	None

ASX PERPETUAL
REGISTRARS

REQUEST ID :	00902956
REPORT DATE:	14/12/2004
REPORT TIME:	12.00.09

MESOBLAST LIMITED

INVESTOR RANGES
TUESDAY 14 DECEMBER 2004

PARAMETERS

Issuer Code	:	MSB
Report Name	:	INVESTOR RANGES REPORT
Security Group	:	MSB
Security Code	:	
As At Date	:	CURRENT
Foreign / Domestic	:	ALL

MESOBLAST LIMITED

INVESTOR RANGES
TUESDAY 14 DECEMBER 2004

Security Group: MSB ORDINARY

Holding Type : Issuer Sponsored

Ranges	Investors	Securities	% Issued Capital
1 - 1000	0	0	.00
1001 - 5000	46	189,000	.20
5001 - 10000	109	1,017,000	1.09
10001 - 100000	128	4,394,000	4.70
100001 and Over	21	54,944,000	58.76
Total	304	60,544,000	64.75

Holding Type : C H E S S

Ranges	Investors	Securities	% Issued Capital
1 - 1000	0	0	.00
1001 - 5000	7	29,000	.03
5001 - 10000	127	1,112,000	1.19
10001 - 100000	95	3,512,000	3.76
100001 and Over	24	28,313,000	30.28
Total	253	32,966,000	35.25

Totals for Security Group MSB

Ranges	Investors	Securities	% Issued Capital
1 - 1000	**0**	**0**	**.00**
1001 - 5000	**53**	**218,000**	**.23**
5001 - 10000	**236**	**2,129,000**	**2.28**
10001 - 100000	**223**	**7,906,000**	**8.46**
100001 and Over	**45**	**83,257,000**	**89.04**
Total	**557**	**93,510,000**	**100.00**

end of report

ASX PERPETUAL
REGISTRARS

REQUEST ID :	00902955
REPORT DATE:	14/12/2004
REPORT TIME:	11.59.35

MESOBLAST LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 14 DECEMBER 2004

PARAMETERS

Issuer Code	:	MSB
Report Name	:	TOP N REPORT
Security Group	:	MSB
Security Code	:	
As At Date	:	CURRENT
Top n	:	20
Top Type	:	(N)UMBER
Top n OR First n	:	TOP N
Investor Groups	:	N
Display Investors in Group	:	N
Display Address	:	N
Display HIN / SRN	:	N
Current OR Available Bal	:	CURRENT
Foreign / Domestic	:	ALL
Holding Exclusions	:	
PDF Output	:	Y
CSV Output	:	N
Orient Capital CSV Output	:	N

MESOBLAST LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 14 DECEMBER 2004

Sec. Group: MSB - ORDINARY

Rank	Investor	Current Balance	% Issued Capital
1	PROFESSOR SILVIU ITESCU	43,120,000	46.11%
2	INVIA CUSTODIAN PTY LIMITED <BLACK A/C>	3,200,000	3.42%
3	NATIONAL NOMINEES LIMITED	3,061,592	3.27%
4	QUEENSLAND INVESTMENT CORPORATION	2,910,366	3.11%
5	MEDVET SCIENCE PTY LTD	2,790,000	2.98%
6	J P MORGAN NOMINEES AUSTRALIA LIMITED	2,760,078	2.95%
7	EQUITY TRUSTEES LIMITED <SGH PI SMALLER CO'S FUND>	2,600,000	2.78%
8	AMP LIFE LIMITED	2,500,000	2.67%
9	WESTPAC CUSTODIAN NOMINEES LIMITED	2,018,780	2.16%
10	J G M INVESTMENT GROUP PTY LTD <THE MUCHNICKI FAMILY A/C>	1,920,000	2.05%
11	ANZ NOMINEES LIMITED	1,889,000	2.02%
12	THORNEY HOLDINGS PTY LTD	1,400,000	1.50%
13	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	1,127,595	1.21%
14	EQUITY TRUSTEES LIMITED <AUSTRALIAN NEW HORIZONS A/C>	1,111,625	1.19%
15	CITICORP NOMINEES PTY LIMITED	1,000,000	1.07%
16	MR MICHAEL SCHUSTER	880,000	.94%
17	JAM INVESTMENTS PTY LTD <MUCHNICKI FAMILY A/C>	820,000	.88%
18	DR ANNE SPOONER	640,000	.68%
19	BENEFUND LTD	600,000	.64%
19	JETAN PTY LTD	600,000	.64%

ASX PERPETUAL
REGISTRARS

MESOBLAST LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 14 DECEMBER 2004

Rank	Investor	Current Balance	% Issued Capital
20	COGENT NOMINEES PTY LIMITED	550,000	.59%

		Investors	
TOTAL IN THIS REPORT:	**77,499,036**	**21**	**82.88%**
TOTAL OTHER INVESTORS:	**16,010,964**	**536**	**17.12%**
GRAND TOTAL:	**93,510,000**	**557**	**100.00%**

end of report

Mesoblast Limited

ACN 109 431 870

Satisfaction of conditions for admission to the ASX Official List

Mesoblast Limited ACN 109 431 870 (**Company**) is pleased to confirm that it has closed its offer under its prospectus dated 16 November 2004 (**Prospectus**) and supplementary prospectus dated 30 November 2004 and raised in excess of $21 million.

ASX Listing Conditions - In addition, the Company has now satisfied all conditions prescribed by the Australian Stock Exchange Limited (**ASX**) for the Company's admission to the ASX Official List.

Issue of First Tranche Preference Shares in Angioblast Systems Inc - The first tranche of the Company's investment in Angioblast Systems Inc (as outlined in section 9.4(a)(i) of the Prospectus) has now been completed, and the Company has been issued with 100,000 preferred shares in Angioblast Systems Inc.

Shareholder Distribution Schedule - A distribution schedule of the number of ordinary shareholders in the Company on its listing, and the names of the top 20 shareholders in the Company (including the number and percentage of ordinary shares held) are attached as **Annexures A and B**.

Escrow Arrangements - As part of the Company's underwriting arrangements, all its pre-IPO shareholders (holding 51.51 million ordinary shares out of the total 93.51 million shares on issue after the IPO and 4.32 million options) have agreed to a voluntary escrow of all of their securities for a period ranging from 3 to 24 months from the date of listing of the Company. This voluntary escrow overlaps with the escrow restrictions imposed by ASX on the pre-IPO shareholders and on the 1.1 million options to be issued to the directors and a nominee of the underwriter. The security restrictions are summarised as follows:

<u>ASX Escrow</u>

1. A total of 46.79 million ordinary shares and 1.1 million options to be subject to escrow for the period of 24 months from the date of listing of the Company;

2. a total of 2.16 million ordinary shares and 4.32 million options to be subject to escrow for the period of 12 months from the date of issue of those securities, namely for the period 29 September 2004 – 29 September 2005;

3. a total of 360,000 ordinary shares to be subject to escrow for the period of 12 months from the date of issue of those securities, namely for the period 9 June 2004 – 9 June 2005.

<u>Voluntary Escrow</u>

4. A total of 44 million ordinary shares to be subject to escrow for the period of 24 months from the date of listing of the Company;

5. A total of 3.755 million ordinary shares and 2.16 million options to be subject to escrow for the period of 12 months from the date of listing of the Company;

6. a total of 1.18 million ordinary shares and 1.08 million options to be subject to escrow for the period of 6 months from the date of listing of the Company;

7. a total of 2.575 million ordinary shares and 1.08 million options to be subject to escrow for the period of 3 months from the date of listing of the Company.

Executive Share Option Plan - The Company also has in place an executive share option plan to reward its performing employees as outlined in the Prospectus. A brief outline of the terms and conditions of that plan is attached as **Annexure C**.

Options Issued to Directors, COO and Underwriter - The Company will issue a total of 1.34 million options to its directors, the chief operating officer, and a nominee of the underwriter, as outlined in sections 9.5(a) and 9.8(b) of the Prospectus. A brief outline of those terms and conditions is attached as **Annexure D**.

Dated 1st December 2004

....
Name: KEVIN HOLLINGSWORTH
Position COMPANY SECRETARY

Annexure A – Distribution Schedule of the Number of Ordinary Shareholders in the Company

ASX PERPETUAL

PAGE NUMBER: 1
REPORT DATE: 14/12/2004
REPORT TIME: 12.00.09

MESOBLAST LIMITED

INVESTOR RANGES
TUESDAY 14 DECEMBER 2004

Security Group: MSB ORDINARY

Holding Type : Issuer Sponsored

Ranges	Investors	Securities	% Issued Capital
1 - 1000	0	0	.00
1001 - 5000	46	189,000	.20
5001 - 10000	109	1,017,000	1.09
10001 - 100000	128	4,394,000	4.70
100001 and Over	21	54,944,000	58.76
Total	304	60,544,000	64.75

Holding Type : C H E S S

Ranges	Investors	Securities	% Issued Capital
1 - 1000	0	0	.00
1001 - 5000	7	29,000	.03
5001 - 10000	127	1,112,000	1.19
10001 - 100000	95	3,512,000	3.76
100001 and Over	24	28,313,000	30.28
Total	253	32,966,000	35.25

Totals for Security Group MSB

Ranges	Investors	Securities	% Issued Capital
1 - 1000	**0**	**0**	**.00**
1001 - 5000	**53**	**218,000**	**.23**
5001 - 10000	**236**	**2,129,000**	**2.28**
10001 - 100000	**223**	**7,906,000**	**8.46**
100001 and Over	**45**	**83,257,000**	**89.04**
Total	**557**	**93,510,000**	**100.00**

end of report

Annexure B – Names of the Top 20 Shareholders in the Company (including the Number and Percentage of Ordinary Shares Held)

ASX PERPETUAL

MESOBLAST LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 14 DECEMBER 2004

Sec. Group: MSB - ORDINARY

Rank	Investor	Current Balance	% Issued Capital
1	PROFESSOR SILVIU ITESCU	43,120,000	46.11%
2	INVIA CUSTODIAN PTY LIMITED <BLACK A/C>	3,200,000	3.42%
3	NATIONAL NOMINEES LIMITED	3,061,592	3.27%
4	QUEENSLAND INVESTMENT CORPORATION	2,910,366	3.11%
5	MEDVET SCIENCE PTY LTD	2,790,000	2.98%
6	J P MORGAN NOMINEES AUSTRALIA LIMITED	2,760,078	2.95%
7	EQUITY TRUSTEES LIMITED <SGH PI SMALLER CO'S FUND>	2,600,000	2.78%
8	AMP LIFE LIMITED	2,500,000	2.67%
9	WESTPAC CUSTODIAN NOMINEES LIMITED	2,018,780	2.16%
10	J G M INVESTMENT GROUP PTY LTD <THE MUCHNICKI FAMILY A/C>	1,920,000	2.05%
11	ANZ NOMINEES LIMITED	1,889,000	2.02%
12	THORNEY HOLDINGS PTY LTD	1,400,000	1.50%
13	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	1,127,595	1.21%
14	EQUITY TRUSTEES LIMITED <AUSTRALIAN NEW HORIZONS A/C>	1,111,625	1.19%
15	CITICORP NOMINEES PTY LIMITED	1,000,000	1.07%
16	MR MICHAEL SCHUSTER	880,000	.94%
17	JAM INVESTMENTS PTY LTD <MUCHNICKI FAMILY A/C>	820,000	.88%
18	DR ANNE SPOONER	640,000	.68%
19	BENEFUND LTD	600,000	.64%
19	JETAN PTY LTD	600,000	.64%

ASX PERPETUAL

MESOBLAST LIMITED

TOP 20 INVESTORS REPORT
TUESDAY 14 DECEMBER 2004

Rank	Investor	Current Balance	% Issued Capital
20	COGENT NOMINEES PTY LIMITED	550,000	.59%

		Investors	
TOTAL IN THIS REPORT:	**77,499,036**	**21**	**82.88%**
TOTAL OTHER INVESTORS:	**16,010,964**	**536**	**17.12%**
GRAND TOTAL:	**93,510,000**	**557**	**100.00%**

end of report

Annexure C – Outline of Terms and Conditions of the Company's Executive Share Option Plan

The Company has adopted an executive share option plan (**Plan**) to foster an ownership culture within the Company and to motivate senior management and directors to achieve performance targets of the Company and/or their respective business units. As at the date hereof, except for the options to be issued to the directors and COO (as outlined in section 9.8(b) of the prospectus), no shares or options have been issued under the Plan, which is to be administered by the directors. Selected senior management of the Company and its subsidiaries (**Group**) and the directors (collectively the **Participants**) are eligible to participate in the Plan at the absolute discretion of the Company's board of directors (**Board**). Except as outlined in section 9.8(b) of the prospectus, no options or shares will be issued under this Plan to any directors without the prior approval of the Mesoblast shareholders.

The aggregate number of shares which may be issued pursuant to the Plan (**Plan Shares**), and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company.

Shares allotted and issued under the Plan must rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions.

The exercise period in relation to an option means the period in which the option may be exercised specified by the Board.

The exercise price is the greater of $0.20 and in relation to an option granted on or before the date of the official quotation of the Company's shares, an amount per share that is 20% higher than the offer price of $0.50; and in relation to an option granted after the official quotation of the Company's shares, the volume weighted market price of a share sold on the ASX on the 5 trading days immediately before the date a participant was invited to complete an application form relating to the option, or any other amount that is specified by the Board subject to any adjustment.

Annexure D – Outline of Terms and Conditions of the Options Granted to the Company's Directors, COO and a Nominee of the Underwriter

1. Options Granted to Directors

The Company will issue options to the directors as follows:

(a) to Michael Spooner - 400,000 unlisted options to acquire 400,000 unissued ordinary shares in the capital of the Company;

(b) to Byron McAllister - 150,000 unlisted options to acquire 150,000 unissued ordinary shares in the capital of the Company;

(c) to Donal O'Dwyer - 150,000 unlisted options to acquire 150,000 unissued ordinary shares in the capital of the Company;

upon the following terms:

(i) the options must be exercised before the 4th anniversary of the Company's listing date;

(ii) the exercise price for each option will be $0.60 per share;

(iii) the first 50% of the options will progressively vest 12 months after the listing date and the second 50% of the options will progressively vest 24 months after the listing date;

(iv) the options may not be sold or transferred except with the prior written consent of the Company;

(v) if the director ceases to be a director of the Company:

(A) any options which have not vested will immediately lapse;

(B) any options which have vested but have not been exercised will lapse within four weeks of the date of such cessation; and

(vi) otherwise on the terms and conditions of the Company's Executive Share Option Plan.

2. Options Granted to COO

The Company has also agreed to issue to the COO (Mr Paul Rennie) after the Company's listing, 240,000 unlisted options to acquire 240,000 unissued ordinary shares in the capital of the Company on the following terms:

(a) the exercise price for each option will be $0.60 per share;

(b) the options will progressively vest/become exercisable in 3 tranches as follows:

(i) Tranche A – 80,000 options, on achieving an SOP (Standard Operating Procedure) for the manufacture of cells;

(ii) Tranche B – 80,000 options on completing human preclinical trials for a Mesoblast Orthopaedic Application of the licensed technology; and

(iii) Tranche C – 80,000 options, approval of Mesoblast's FDA IND (Investigative New Drug) approval;

(c) an option which has vested (ie the exercise conditions have been satisfied) must be exercised within 12 months of its vesting date;

(d) the options may not be sold or transferred except with the prior written consent of the Company;

(e) if the COO ceases to be employed by the Company for any reason:

(i) any options which have not vested will immediately lapse;

(ii) any options which have vested and continue to be exercisable but have not been exercised, may be exercised by the COO within 4 weeks of the COO's cessation of employment, after which those options will lapse;

(f) otherwise on the terms and conditions of the Company's Executive Share Option Plan.

3. Options Granted to Underwriter's Nominee

The Company has also agreed to issue to a nominee of the underwriter, Thorney Holdings Pty Ltd, 240,000 unlisted options to acquire 240,000 unissued ordinary shares in the capital of the Company on the following terms:

(a) each option may only be exercised within the 14 day period beginning on the 3rd anniversary of the Company's listing date. If the option is not exercised during that period it will lapse;

(b) the exercise price for each option will be $0.55 per share.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Mesoblast Limited	
ACN 109 431 870	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Silviu Itescu
Date of appointment	8 June 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
43,120,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mesoblast Limited**
ACN	**109 431 870**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Robert Spooner
Date of appointment	29 September 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
400,000 options to acquire 400,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Holder: Michael Spooner ATF Michael Spooner Family Trust Nature of interest: Director is a trustee and beneficiary of the trust	200,000 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Mesoblast Limited**
ACN 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Silviu Itescu
Date of appointment	8 June 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
43,120,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Mesoblast Limited
ACN/ARSN	109 431 870

1. Details of substantial holder (1)

Name	Silviu Itescu
ACN/ARSN (if applicable)	

The holder became a substantial holder on 16/12/2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	43,120,000	43,120,000	46.1%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Silviu Itescu	As the holder of the shares upon incorporation of the Company	43,120,000 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Silviu Itescu	Silviu Itescu	Silviu Itescu	43,120,000 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Silviu Itescu	8/6/2004	$4,312.00		43,120,000 ordinary shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Silviu Itescu	17 Fuller Street, South Caulfield, VIC 3162

Signature

print name Silviu Itescu capacity

sign here [signature] date 16 / 12 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Mesoblast Limited	
ACN 109 431 870	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donal O'Dwyer
Date of appointment	29 September 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
150,000 options to acquire 150,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Mesoblast Limited	
ACN 109 431 870	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Byron T McAllister
Date of appointment	29 September 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
150,000 options to acquire 150,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

BNP PARIBAS
SECURITIES SERVICES

Date:

17-Dec-04

The Manager
Listings Department
Australian Stock Exchange Limited

Facsimile: 1900 999 279
No. of Pages (incl.): 2

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Mesoblast Limited.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **Mesoblast Limited**

ACN/ARSN: 109 431 870

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 16-Dec-2004

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Ordinary	2,500,000	2,500,000	5.66%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*		*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a		Fully Paid Ordinary: 2,500,000	2,500,000
			Total:	2,500,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary: 2,500,000	2,500,000
			Total:	2,500,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Life Limited	13-Dec-04	$1,250,000.00	2,500,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000

Authorised signatory: [signature] Date: 17/12/04

This Initial Substantial Holder Notice (ASIC Form 603) comprises 1 page/s in total.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Mesoblast Limited (MSB)

ACN/ARSN: 109 431 870

1. Details of substantial holder (1)

Name: EQUITY TRUSTEES LIMITED as RE for SGH PI Small Companies Trust

ACN/ARSN (if applicable): 004 031 298

The holder became a substantial holder on 20 /01 /2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
FULLY PAID ORDINARY	2,910,690	2,910,690	6.585%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
EQT	As RE for SGH PI Small	2,910,690
	Companies Trust	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
EQT	EQT	EQT	2,910,690

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
REFER TO ANNEXURE A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
EQUITY TRUSTEES LIMITED	LEVEL 2, 575 BOURKE STREET
	MELBOURNE, VICTORIA., 3000

Signature

print name TERRY RYAN capacity COMPANY SECRETARY

sign here date 24 / 01 / 2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

EQUITY TRUSTEES LIMITED as Responsible Entity for SGH Professional Investor Small Companies Trust

Annexure A Page 1 of 1 – Mesoblast Limited (MSB)

Date	Type	Price	Amount	Quantity	Balance
21-Jan-05	PUR	$ 0.6000	$ 361,188.00	600,000.00	2,910,690.00
13-Jan-05	SALE	$ 0.6000	-$ 76,077.11	- 127,215.00	2,310,690.00
12-Jan-05	SALE	$ 0.6000	-$ 23,920.80	- 40,000.00	2,437,905.00
11-Jan-05	SALE	$ 0.6000	-$ 24,817.83	- 41,500.00	2,477,905.00
10-Jan-05	SALE	$ 0.6000	-$ 48,197.42	- 80,595.00	2,519,405.00
10-Dec-04	RMTS	$ 0.3000	$ 1,300,000.00	2,600,000.00	2,600,000.00

This Annexure A of 1 page referred to in Form 603 / Mesoblast Limited (MSB)
Signed by

TERRY RYAN
Company Secretary

24 January 2005

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Mesoblast Limited

ABN	Quarter ended ("current quarter")
68 109 431 870	31 December 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	45	45
	(b) advertising and marketing		
	(c) research and development		
	(d) leased assets		
	(e) other working capital	213	(27)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	(65)	(65)
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Consulting fees	52	52
	Insurance	117	117
	Legal fees	106	106
	Stock exchange fees	76	76
	Travel expenses	62	62
	Miscellaneous	11	11
	Net operating cash flows	617	377

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**617**	**377**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments (see attached note 4)	2,000	2,000
	(c) intellectual property	263	821
	(d) physical non-current assets		
	(e) other non-current assets	13	13
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	44	194
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)	1	5
	Net investing cash flows	2,321	3,033
1.14	**Total operating and investing cash flows**	2,938	3,410
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	19,624	20,722
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	19,624	20,722
	Net increase (decrease) in cash held	16,686	17,312
1.21	Cash at beginning of quarter/year to date	626	0
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	17,312	17,312

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	37
1.25	Aggregate amount of loans to the parties included in item 1.11	44

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available N/A

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	(205)	626
4.2 Deposits at call	17,517	0
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	17,312	626

Acquisitions and disposals of business entities N/A

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....28 January 2005....................
(Company secretary)

Print name: Kevin Hollingsworth

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

4. Item 1.9 (6) – equity investment – A$2 million.

   The equity investment relates to Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc.

+ See chapter 19 for defined terms.

Mesoblast Contracts Cell Processing Facility For Pilot Clinical Trials

Melbourne, 15 February 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that it had signed an agreement for production of specialised adult stem cells, known as Mesenchymal Precursor Cells (MPCs), to be used in human pilot clinical trials in patients with orthopaedic and cardiovascular diseases

The MPCs, which efficiently generate new bone, cartilage and blood vessels, will be produced by Cell Therapies Pty Ltd, the commercial arm of the prestigious, Melbourne-based Peter MacCallum Cancer Centre, using Mesoblast's world-leading technology for isolating and culturing MPCs at up to 1000-fold purer levels than existing and competing technologies.

The founder of Mesoblast, Professor Silviu Itescu, said today that the agreement represented an important milestone in Mesoblast's aggressive commercialisation program to develop effective treatments for those people suffering a range of orthopaedic conditions.

"Mesoblast's goal is to greatly improve the quality of life for people suffering from bone, cartilage and joint diseases. This agreement will ensure that we can obtain sufficient quantities of MPCs produced under GMP conditions to perform a series of ground breaking pilot clinical trials in Australia.

"Importantly, this agreement also enables Mesoblast to conduct human pilot clinical trials on behalf of United States-based company, Angioblast Systems Inc, in which it holds a 33.3% equity stake. These additional trials will focus on the use of MPCs for the treatment of patients with cardiac and vascular diseases.

"We are delighted to be working with Cell Therapies, an organisation which has considerable expertise and experience in this field," Professor Itescu said.

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

About Mesoblast Limited:

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus will be to rapidly progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a time frame as possible.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:
Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: 0419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

Appendix 4D

MESOBLAST LIMITED
ABN 68 109 431 870

Half Year Report
Period ended 31 December 2004

Results for announcement to the market

Revenue and Net Profit (Loss)				A$'000
Revenues from ordinary activities	up	N/A	to	65
Profit (loss) from ordinary activities after tax attributable to members	up	N/A	to	(414)
Net profit (loss) for the period attributable to members	up	N/A	to	(414)

Dividends (Distributions)

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend	NIL	NIL
Previous corresponding period	NIL	NIL
Record date for determining entitlements to the dividend		N/A

Brief explanation necessary to enable the above to be understood:

Net Tangible Assets Per Security

	2004	2003
Net tangible asset per security	20.8c	N/A

Investment in Associates

Details of Mesoblast Limited's (Mesoblast) investments in associates as at 31 December 2004, including the name of the associate, details of the reporting entity's percentage holding in each of these entities, the aggregate share of losses of these entities, details of the contributions to net profit for each of these entities, and comparative figures for the previous corresponding period are presented below:

Name of Entity	Holdings	Aggregate Share of Profit / (Loss)		Contribution to Net Profit / (Loss)	
		Current period $'000	Previous Period $'000	Current period $'000	Previous Period $'000
Angioblast Systems inc (Angioblast)	33.3 %	-	-	(8)	-

MESOBLAST LIMITED
ABN 68 109 431 870

DIRECTORS' REPORT

Your directors present their report on Mesoblast Limited (Mesoblast) for the half year ended 31 December 2004. Mesoblast's 33.3% interest in its sister company, Angioblast Systems Inc (Angioblast), has been accounted for by way of equity accounting.

1. **Directors**

The following persons were directors of Mesoblast during the half-year and up to the date of this report, except as noted:

Michael Spooner (appointed 29 September 2004)
Silviu Itescu (appointed 8 June 2004)
Donal O'Dwyer (appointed 29 September 2004)
Byron McAllister (appointed 29 September 2004)

G Itescu (appointed 8 June 2004 - resigned 29 September 2005)
P Rado (appointed 8 June 2004 - resigned 29 September 2004)

2. **Review of Operations and Results**

Progress was made on a number of fronts during the six month period to 31 December 2004. Highlights include:

Public Listing
Significant effort was undertaken during the period to gain a successful admission to the Australian Stock Exchange on 16 December 2004. The company's debut to the ASX was marked by strong interest from the investment community. The listing has now enabled the company to commence funding a number of tasks required to develop and commercialise leading adult stem cell technology for orthopaedic applications.

Acquisition of Interest in Angioblast Systems Inc
Mesobalst has now acquired a 33.3% interest in Angioblast in exchange for an investment of up to AUD10m to be paid in tranches. This acquisition is in line with the company's prospectus which was issued prior to the company's listing on the ASX. The initial $ 2 million was paid at the time of Mesoblast's listing. The next $ 4 million is to be paid in 4 equal quarterly instalments provided that Angioblast adheres to a pre approved expenditure plan. The final payment of $ 4 million is contingent upon Angioblast meeting commercialisation milestones (see Note 6). Angioblast is commercialising cardiovascular and other applications using the adult stem cell technology. The funds will be used primarily in activities that are closely linked to Mesoblast's own commercial development and expenditure program. The linked development program should provide significant and positive impact for Mesoblast.

Patent Position
During the period, Mesoblast, in conjunction with its sister company Angioblast, significantly strengthened and broadened Australian and international patents. The expanded patent portfolio relates to stem cell composition-of-matter, methods and reagents for stem cell isolation, culture and expansion, and specific applications of the stem cell technology in patients. The expanded patent position should significantly enhance Mesoblast and Angioblast rights and market opportunities.

Appointment of Scientific Advisory Board
A number of important appointments were made to the company's Scientific Advisory Board. It is anticipated that the Advisory Board will play a leading role in the clinical trial program to be undertaken by the company. The Advisory Board includes:

Professor Silviu Itescu (Chariman)
Professor Stephen Graves
Professor Robert Graham

Professor Henry Krum
Professor Richard Gilbert

Financial Results
At 31 December 2004 the company's cash position was $17,311,701 (Angioblast's cash position was $2,000,000 unaudited.) Significant movements during the period included ASX Listing Expenses $1,939,877 and a $2m investment by way of a first payment to Angioblast.

Mesoblast's net loss for the six months to 31 December 2004 was $414,147. The company was incorporated 8 June 2004 and accordingly there are no comparative figures.

Revenue during the period was $65,113 by way of interest from interest bearing deposits. The company's policy is to hold its cash reserves in A rated or better deposits.

Total expenses incurred for the period were $479,260.

Mesoblast was formed in order to develop and commercialise adult stem cell technology which was developed over a period of more than 10 years. Costs incurred for the period to 31 December 2004 reflect development activity associated with engaging specialist contractors as well as set up costs.

An amount of $8,796 (unaudited) was taken up by way of Mesoblast's equity accounted loss in the operations of Angioblast. Angioblast and Mesoblast are jointly developing and funding the development and commercialisation of the adult stem cell technology.

3. Auditor's Independence Declaration

A copy of the auditor's independence Declaration as required under section 307C of the Corporations Act 2001 accompanies this report.

This report is made in accordance with a resolution of the directors

Silviu Itescu
Director

Melbourne, Victoria
Dated this 28 day of February, 2005

A Member Firm of PKF International

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

AUDITOR'S INDEPENDENCE DECLARATION
TO THE DIRECTORS OF MESOBLAST LIMITED

As lead engagement partner for the review of Mesoblast Limited for the half year ended 31 December 2004 I declare that, to the best of my knowledge and belief, there have been:

(i) no contraventions of the independence requirements of the Corporations Act in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

PKF	R A Dean
Chartered Accountants	Partner

28 February 2005
Melbourne

A Victorian Partnership

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE PERIOD ENDED 31 DECEMBER 2004

		31 December 2004 $
Revenues from ordinary activities		
Interest		65,113
Total revenues from ordinary activities		65,113
Expenses from ordinary activities		
Research and development	0	
General administrative	(470,464)	
Equity accounted losses – share of Angioblast losses	(8,796)	
Total expenses from ordinary activities		(479,260)
Profit/(Loss) from ordinary activities before income tax expense		(414,147)
Income tax (expense)/benefit relating to ordinary activities		-
Profit/(Loss) from ordinary activities after related income tax expense		(414,147)
Net Profit/(loss) attributable to outside equity interests		-
Net Profit/(loss) attributable to members of the parent entity		(414,147)
Basic earnings per share (cents per share)		(0.79c)
Basic diluted earnings per share (cents per share)		(0.79c)

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	NOTE	31 December 2004 $
CURRENT ASSETS		
Cash assets		17,311,701
Receivables		296,892
Other		61,572
TOTAL CURRENT ASSETS		17,670,165
NON-CURRENT ASSETS		
Equity Accounted Investment in Angloblast	2	5,773,995
Intangibles assets	3	688,113
TOTAL NON-CURRENT ASSETS		6,462,108
TOTAL ASSETS		24,132,273
CURRENT LIABILITIES		
Deferred purchase consideration	1(a)	3,782,791
Payables		41,106
TOTAL CURRENT LIABILITIES		3,823,897
TOTAL LIABILITIES		3,823,897
NET ASSETS		20,308,376
EQUITY		
Contributed equity	4	20,722,523
Accumulated losses	5	(414,147)
TOTAL EQUITY		20,308,376

The accompanying notes form part of these financial statements.

MESOBLAST LIMITED
ABN 68 109 431 870
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 31 DECEMBER 2004

	31 December 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES	
Payments to suppliers and employees	(490,930)
Interest received	65,113
Net cash used in operating activities	(425,817)
CASH FLOWS FROM INVESTING ACTIVITIES	
Investment in patents & licenses	(688,113)
Investment in equity accounted associate	(2,000,000)
Loan to other associate company	(296,892)
Net cash used in investing activities	(2,985,005)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net proceeds from issue of shares	20,722,523
Net cash provided by financing activities	20,722,523
Net increase in cash held	17,311,701
Cash at beginning of period	-
Cash at 31 December 2004	17,311,701

The accompanying notes form part of these financial statements

MESOBLAST LIMITED
ABN 68 109 431 870
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31 DECEMBER 2004

NOTE 1: BASIS OF PREPARATION

This financial report has been prepared for the half-year beginning 8 June 2004 and ended 31 December 2004. This is the Company's first year of incorporation and as such there are no comparatives. The financial statements are a general purpose financial report prepared in accordance with the requirements of Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements. It is recommended that this financial report be read in conjunction with any public announcements made by Mesoblast during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The half-year financial report has been prepared in accordance with the historical cost convention and on the basis of the going concern principle.

The accounting policies are the same as those applied in the preparation of the company's prospectus dated 16 November 2004.

This financial report does not include full disclosures of the type normally included in an annual financial report.

(a) DEFERRED PURCHASE CONSIDERATION

Mesoblast has entered into an agreement with Angioblast to acquire 33.3% of Angioblast for $10 million. The initial $2 million was paid at the time of Mesoblast's listing.

The next $4 million is to be paid in 4 equal quarterly instalments provided that Angioblast adheres to a pre approved expenditure plan. The Directors' of Mesoblast have determined that the fair value of the Deferred Purchase Consideration is $3,782,791. The discount rate utilised to determine the fair value of the consideration payable was 9.4%, based on an agreed quarterly draw-down schedule of $1 million payable every 3 months. Consequently, the fair value of the initial subscription of Angioblast shares is $5,782,791.

The final payment of $4 million is contingent upon Angioblast meeting commercialisation milestones (see Note 6).

NOTE 2: EQUITY ACCOUNTED INVESTMENT

Name of Entity	Balance Date	Principal Activity	Ownership Interest	Consolidated Carrying Amount
			31 December 2004	31 December 2004
Angioblast Systems Inc	30 June	Stem cell research	33.3%	5,773,995

Investment in associate accounted using equity method	5,782,791
Share of equity accounted loss	(8,796)
Carrying amount of equity accounted investment at 31 December 2004	5,773,995

NOTE 3: INTANGIBLE ASSETS

	31 December 2004 $
Intellectual property establishment and licenses at cost	689,246
Less: Amortisation	(1,133)
	688,113

NOTE 4: EQUITY SECURITIES ISSUED

4 a) Movements in contributed equity during the half year were as follows: -

	31 Dec 2004 No. of Shares	31 Dec 2004 $
44,000,000 ordinary shares issued on incorporation	44,000,000	4,400
2,790,000 ordinary shares at 20 cents per share for acquisition of Orthopaedic Licence.	2,790,000	558,000
4,720,000 fully paid preference shares which converted to ordinary shares on completion of ASX listing	4,720,000	1,100,000
42,000,000 fully paid ordinary shares to the public at 50 cents per shares	42,000,000	21,000,000
Share issue expenses paid by the Company	-	(1,939,877)
Total	93,510,000	20,722,523

4 b) Share Options

During the first half year, seed investors subscribed for 4,720,000 fully paid shares received in aggregate 4,320,000 options to acquire 4,320,000 ordinary shares at an exercise price of $0.55, which if not exercised will lapse five years from the date of expiry of the escrow period imposed by the ASX.

Lodge Partners Pty Limited (or nominees) who were underwriters to the Public Offer of 16 December 2004 received in aggregate 400,000 options to acquire 400,000 ordinary shares @ $0.55.

The Company has established an Executive Share Option Plan under which the Company has granted 700,000 options to Directors to acquire ordinary shares in Mesoblast. These options will progressively vest with 350,000 options exercisable 12 months after the grant date and 350,000 options 24 months after the grant date with an exercise price of $0.60 per option. In addition the Company has issued 240,000 options to acquire 240,000 ordinary shares to the incoming Chief Operations Officer at an exercise price of $0.60. These options will progressively vest in 3 equal tranches and are based upon meeting preset key performance indicators.

NOTE 5: MOVEMENT IN ACCUMULATED LOSSES

Opening Balance	-
Net loss attributable to the members of the parent entity	(414,147)
Closing Balance	(414,147)

NOTE 6: CONTINGENT LIABILITIES

There is a contingent liability of $4 million relating to the Company's investment in Angioblast. This investment amount will only be paid to Angioblast when it meets commercialisation milestones. In the event Angioblast does not meet these research milestones, Mesoblast has no contractual obligation to pay the further consideration of $4 million.

NOTE 7: INTERNATIONAL FINANCIAL REPORTING STANDARDS

In accordance with the Financial Reporting Council's strategic directive, Mesoblast will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005.

Accordingly, Mesoblast's first half-year report prepared under A-IFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 30 June 2006.

Comparatives will also be remeasured under A-IFRS and restated for the half-year ending 31 December 2004 and the financial year ending 30 June 2005.

Mesoblast will establish a project team to manage the transition to A-IFRS and ensure that the Company is prepared to report for the first time under A-IFRS in accordance with the timetable outlined above.

The directors are of the opinion that the key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts is subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

Impairment of assets

Under the new standards AASB 136 Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. Where applicable, value in use will be determined on a discounted cash flow basis. The existing policy is to assess the recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that impairment of assets will be recognized earlier.

Intangible Assets

AASB 138 "Intangible Assets" generally requires derecognition of all items that do not qualify as identifiable intangible assets. The transition rules allow items that were purchased as part of a business combination and do not qualify as an identifiable intangible to be transferred back to the related goodwill balance. The treatment of each specific intangible is set out below:

Goodwill

Amortisation of goodwill will no longer be permitted under the new standard. At the date of adoption of AIFRS goodwill will be allocated to cash generating units of the entity and will be impairment tested on initial adoption of AIFRS and annually thereafter.

Any necessary impairment write down in relation to goodwill will be expensed through the statement of financial performance.

Performance Options

The entity currently engages in the practice of allocating to its employees share options as part of their remuneration packages. AASB 2 "Share Based Payments" require that these payments and also payments made to other counterparties in return for goods and services shall be measured at the more readily determinable fair value of the good/service or the fair values of the equity instrument. This amount will be expensed in the statement of financial performance. Where the grant date and the vesting date are different the total expenditure calculated will be allocated between the two dates taking into account the terms and conditions attached to the instruments and the counterparties as well as management's assumptions about probabilities of payments and compliance with and attainment of the set out terms and conditions.

Research and Development

Under AASB 138 Intangible Assets, expenditure on research is recognised as an expense when it is incurred. Further, an intangible asset arising from development is to be recognised if certain specified criteria are met. The current accounting standard requires research and development costs be expensed except that they are to be deferred to future financial years when they are expected beyond any reasonable doubt to be recoverable. The company currently expenses all research and development expenditure. Accordingly, the company will have to assess the stage of each project (research phase versus development phase) and the criteria requiring recognition of an intangible asset.

Accounting for Associates

Under Australian Accounting Standard AASB 1016 'Accounting for Associates', the carrying amount of an investors' investment in an associate is increased or decreased to recognise its share of the post acquisition profits or losses and other changes in net assets of the associates. In calculating the investors share of post acquisition profits or losses, an investor also includes amortisation of notional goodwill determined as the difference between the fair value of the share of net assets acquired and the fair value of the consideration paid in the determination of post acquisition profits or losses, Under pending Australian Accounting Standard AASB 128 'Investments in Associates', goodwill included in the investment carrying value is not amortised. Rather, the entire carrying amount of the investment is subject to impairment testing. The financial result for the 2005 financial year will include a notional goodwill amortisation based on a goodwill amortisation period of 20 years.

NOTE 8: SEGMENT INFORMATION

The company operates in two business segments, being research and development and investment in research and development companies.

The company predominantly operates in one geographical area, being Australia.

	Research and Development 2004 $	Investment 2004 $	Corporate 2004 $	Total 2004 $
Revenue from Operations	0	0	65,113	65,113
Results from ordinary Activities	0	(8,796)	(405,351)	(414,147)

MESOBLAST LIMITED
ABN 68 109 431 870
DIRECTORS' DECLARATION

In the opinion of the directors of the company:

(1) the attached financial statements and notes:

   a) comply with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and
   b) give a true and fair view of the consolidated entity's financial position as at 31 December 2004 and its performance for the half year ended on that date.

(2) In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 28th Day of February 2005

Silviu Itescu
Director

A Member Firm of PKF International

PKF
Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF MESOBLAST LIMITED

Scope

We have reviewed the financial report of Mesoblast Limited for the half-year ended 31 December 2004 comprising the Concise Statement of Financial Performance, Concise Statement of Financial Position, Concise Statement of Cash Flows, Notes to the Financial Statements and Directors Declaration. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The auditor's independence declaration provided to the relevant directors would be in the same terms if it had been provided at the time the audit report was made.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mesoblast Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the disclosing entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF
Chartered Accountants

R A Dean
Partner

28 February 2005
Melbourne

A Victorian Partnership

Mesoblast Half-Year Results

Melbourne, 25 February 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced cash reserves of $17.3 million after deducting IPO costs and an initial payment to Angioblast Systems Inc of $2 million.

The Chairman of Mesoblast, Mr Michael Spooner, said the company had earned revenue of approximately $65,000 principally through interest income whilst losses for the period were approximately $414,000 for the period to 31 December 2004.

"Significantly, Mesoblast's American based sister company, Angioblast Systems Inc, in which the company has now acquired a 33.3 per cent equity stake, has cash reserves of $2 million at 31 December 2004.

"Angioblast will use these funds to jointly develop and commercialise the platform adult stem cell technology with Mesoblast, bringing the total of funds earmarked for the clinical trials to $19.3 million.

"The company is well positioned and is on track to meet its primary milestones for 2005.

"In line with Mesoblast's accounting practices, all development expenditure associated with bringing this technology to market is being expensed.

"The Directors are confident that the company is in a strong position financially to achieve positive progress to rapid commercialisation", he said.

Mr Spooner said highlights for the six-month reporting period included:

- Admission to the Australian Stock Exchange on 16 December 2004, marked by strong interest from the investment community.
- Mesoblast's acquisition of a 33.3% interest in Angioblast in exchange for an investment of up to AUD10m, to be paid in tranches. Angioblast is commercialising cardiovascular and other applications using the platform adult stem cell technology. These funds will be used primarily in activities closely linked to Mesoblast's own commercial development and expenditure program and provide significant and positive impact for Mesoblast.
- During the six-month period, Mesoblast and Angioblast significantly strengthened and broadened Australian and international patents. The expanded patent position considerably enhanced Mesoblast and Angioblast rights and market opportunities.
- The appointment of a new Board of Directors will support the company in meeting its obligations and future milestones.
- Our agreement with Cell Therapies Pty Ltd, the Peter MacCallum cancer center's cell processing facility, together with the appointment of a new Scientific Advisory Board will facilitate the clinical trial program to be undertaken by the company.

About Mesoblast

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus will be to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a time frame as possible.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:

Julie Meldrum, Corporate Communications Director, Mesoblast Limited – 0419 228 128 or julie.meldrum@mesoblast.com

mesoblast
the adult stem cell company

asx announcement

$1.5 MILLION ADULT STEM CELL GRANT

Melbourne, 15 March 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that its chief scientific advisor and founder, Professor Silviu Itescu, has been awarded a $1.5 million grant for pre-clinical and clinical development of mesenchymal lineage adult stem cells.

The grant was awarded under the prestigious National Health and Medical Research Council's Program Grants Scheme, with the $1.5 million allocation being made under a specific Memorandum of Understanding.

Professor Itescu said he was delighted with the Australian Government's endorsement and its support for the development of adult stem cells as novel therapeutic strategies in patients.

"The grant will be instrumental in sponsoring a number of clinical and pre-clinical studies using mesenchymal lineage adult stem cells", he said.

"There is enormous interest within the international medical community in the potential of adult stem cells to provide effective treatments for a broad range of human diseases and conditions and to vastly improve the quality of life for many people.

"Additionally, these therapies may result in significant reductions to ballooning health care costs", Professor Itescu said.

The Chairman of Mesoblast, Mr Michael Spooner, indicated that subject to material transfer agreements, Mesoblast would make available its specialist Mesenchymal Precursor Cells for these and other Government and industry-sponsored studies.

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

About Mesoblast Limited:

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus will be to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a time frame as possible.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:
Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: 0419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

MESOBLAST MAKES RAPID PROGRESS TOWARDS ADULT STEM CELL HUMAN CLINICAL TRIALS

Melbourne, Thursday 31 March 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that it is set to begin the first human clinical trials using its specialist adult stem cells for orthopaedic and cardiovascular diseases.

Mesoblast Founder and Chief Scientific Advisor, Professor Silviu Itescu, said the human pilot trials would be one of the most significant steps undertaken by the company in proving its technology.

Professor Itescu said that he was delighted with the rapid progress being made by Mesoblast to commercialise its platform technology, and that Australia would be at the vanguard of this very exciting new medical therapy.

"There has been substantial interest from a number of the world's leading medical device and pharmaceutical companies with a view to both clinical collaboration and commercial relationship", he said in the first investor newsletter since Mesoblast's listing in December 2004,

"Mesoblast will seek to form these strategic relationships as early as possible in order to position itself for rapid early delivery of commercial products for the effective treatment of diseases and injuries that impact us all including the regeneration of bone, cartilage, fat, muscle, arteries and heart tissue.

"In contrast to embryonic stem cells, adult stem cells are not associated with ethical concerns. Furthermore, adult stem cells can be easily obtained from healthy adult bone marrow and many other sources. Importantly, they have not been associated with risk of cancer formation.

"Mesoblast's strong early achievements point to rapid delivery of our commercialisation program and progress towards obtaining Investigational New Drug (IND) approval from the FDA in a lead orthopaedic application within two years", he said.

Professor Itescu added that, specifically, in the three months since listing Mesoblast has:

- Put in place strong clinical and regulatory teams

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 [illegible]
f +61 3 [illegible]
www.mesoblast.com
ABN [illegible] 109 431 870
ACN [illegible] 431 870

- Identified FDA-licensed facilities in the United States to produce its adult stem cells under Good Manufacturing Practice (GMP) for its FDA-regulated clinical trials
- Identified key sites to perform pre-clinical safety/toxicologic studies of adult stem cells to meet FDA regulatory criteria
- Identified clinical indications, key opinion leaders, and lead hospitals for our Pilot Clinical Trials in Australia
- Substantially advanced work on the preparation of submissions to Ethics Committees at the lead hospitals, and
- Contracted an Australian GMP facility to produce cells for the Pilot Clinical Trials.

A full copy of the newsletter is available on the company's website at http://*www.mesoblast.com*

About Mesoblast Limited:

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:
Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: 0419 228 128 E: julie.meldrum@mesoblast.com

mesoblast

asx announcement

HUMAN TRIAL OF ADULT STEM CELLS APPROVED BY ETHICS COMMITTEE

Melbourne, 19 April 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that ethics approval has been obtained to begin a human clinical trial of its specialist adult stem cell therapy.

Mesoblast's Founder and Chief Scientific Adviser, Professor Silviu Itescu, said the approval from the Human Research Ethics Committee of the John Hunter Hospital in Newcastle indicated support for the investigation of the clinical application of adult stem cells.

"Moreover, this is evidence of the rapid progress being made by the company to effectively implement its commercialisation program", he said.

"Mesoblast is currently completing additional Ethics Committee clinical trial submissions with other hospitals to evaluate the use of cultured Mesenchymal Precursor Cells in patients with various orthopaedic and cardiovascular diseases.

"This first clinical trial will evaluate the safety of injecting cultured Mesenchymal Precursor Cells in up to 10 patients suffering from severe, debilitating chest pain due to multi-vessel coronary artery disease not responsive to other therapies. In the United States alone, this condition affects an estimated 200,000 patients annually.

"Patient recruitment and enrolment will be at the discretion of the medical investigators and the John Hunter Hospital.

"Mesoblast has established a communications strategy to ensure that the market is progressively informed in a timely basis on the progress of the Clinical Trials", Professor Itescu said.

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Mesoblast Limited

1. Details of substantial holder(1)

Name Portfolio Partners Limited and entities in the AVIVA plc Group listed in Schedule 1

ABN (if applicable) 85 066 081 114

The holder became a substantial holder on 22/04/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary shares	4,740,400	4,740,400	5.07%*

* Based on issued capital of 93,510,000 fully paid ordinary shares.

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Portfolio Partners Limited	Power to (or to control) exercise vote and/or dispose of the securities as discretionary investment managers or advisers of superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.	4,740,400
Entities in AVIVA plc Group listed in Schedule 1	Deemed relevant interest under section 608(2) or (3) of Corporations Law. See Schedule 1	4,740,400

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer schedule 2			

2005 NOV -8 P

Rule 4.7B

Appendix 4C

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Mesoblast Limited

ABN

68 109 431 870

Quarter ended ("current quarter")

31 March 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs		
	(b) advertising and marketing		
	(c) research and development		
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	223	288
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Commercialisation Costs	(157)	(282)
	General Administration	(210)	(559)
	Net operating cash flows	(144)	(553)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(144)**	**(553)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments (see attached note 4)	(1,000)	(3,000)
	(c) intellectual property		(689)
	(d) physical non-current assets	(16)	(16)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	54	(253)
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)	1	(4)
	Net investing cash flows	(961)	(3,962)
1.14	**Total operating and investing cash flows**	(1,105)	(4,515)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(32)	20,690
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	(32)	20,690
	Net increase (decrease) in cash held	(1,137)	16,175
1.21	Cash at beginning of quarter/year to date	17,312	0
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	16,175	16,175

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	0
1.25	Aggregate amount of loans to the parties included in item 1.11	54

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available N/A

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	(24)	(205)
4.2	Deposits at call	16,199	17,517
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	16,175	17,312

Acquisitions and disposals of business entities N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....18 April 2005....................
(Company secretary)

Print name: Kevin Hollingsworth

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

4. Item 1.9 (6) – equity investment – A$1 million

   The equity investment relates to Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc. Mesoblast would then continue to pay quarterly instalments of A$1 million to Angioblast Systems Inc. up until quarter ending 31 December 2006.

+ See chapter 19 for defined terms.

mesoblast

asx announcement

MESOBLAST CASH RESERVES OVER $16 MILLION

Melbourne, 29 April 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced cash reserves of approximately $16.12 million at 31 March 2005.

The Chairman of Mesoblast, Mr Michael Spooner, said the company had earned approximately $288,000 principally though interest income, whilst losses for the period to date were approximately $553,000.

"Importantly, Mesoblast's American-based sister company, Angioblast Systems Inc, in which the company has acquired a 33.3 per cent equity stake, has cash reserves of approximately $2.15 million.

"Angioblast is using these funds to jointly develop and commercialise the platform adult stem cell technology with Mesoblast, bringing the total of funds earmarked for clinical trials to $18.27 million.

"These financial results are in line with our forecasts and reflect the significant and positive increase in activity associated with the rapid commercialisation of Mesoblast's specialist adult stem cell technology.

"Mesoblast has sufficient funds in place to complete those tasks associated with pre clinical and clinical trials necessary to complete an Investigational New Drug (IND) submission to the United States Food and Drug Administration (FDA) as set out in the company's prospectus.

"We are excited with the progress being made. In this respect, the first of a series of ground breaking human trials is scheduled to begin in the next few months.

"During the March quarter, Mesoblast has accomplished a number of significant milestones including:

- Gaining Ethics Committee approval from John Hunter Hospital for a Pilot Trial using cultured adult stem cells in patients suffering from severe, debilitating chest pain due to multi-vessel coronary artery disease not responsive to other therapies.
- Mesoblast has entered into an agreement with Cell Therapies Pty Ltd, the commercial arm of the prestigious Peter MacCallum Cancer Centre, for production of Good Manufacturing Practice-standard cultured adult stem cells for use in these human clinical trials.

"Mesoblast and Angioblast have also strengthened and broadened their intellectual property, increasing market opportunities.

"Mesoblast remains on track to obtain FDA IND approval for a lead orthopaedic indication within two years.

"In line with Mesoblast's accounting practices, all development expenditure associated with bringing the technology to market is being expensed", Mr Spooner said.

About Mesoblast

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus will be to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a time frame as possible.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:
Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: 0419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

Mesoblast Ltd
ACN 109 431 870
Level 39
55 Collins street
Melbourne Vic 3000

Tel: +61 3 9639 6036
Fax: +61 3 9639 6030

30 May 2005

The company wishes to announce that 360,000 ordinary shares fully paid due for release from escrow on 9 June 2005 will be released.

K Hollingsworth
Company Secretary

mesoblast
the adult stem cell company

asx announcement

Potential For Use Of Mesoblast's Cell Therapy

In Treatment Of Sports Injuries

Melbourne, Australia, 3 June 2005: Mesoblast Limited's (ASX: MSB) world-leading adult stem cell technology was highlighted last night on the nationally syndicated television program "The Footy Show".

Mesoblast's Founder and Chief Scientific Adviser, Professor Silviu Itescu, said that the company's technology was currently being considered to accelerate bone regeneration and improve outcomes for Australian footballers with severe bone fractures.

"As recently evidenced in a number of elite football players, broken bones can mean the difference between speedy recovery and an enduring career, versus the possible end of a promising career", Professor Itescu added today.

"For fractures involving the loss of large segments of bone, as opposed to clean breaks, the failure to heal rate is considerable and the risk of career termination is high.

"Banking an elite player's own cultured stem cells may provide a novel insurance policy to safeguard against potential career-threatening orthopaedic injuries.

"Mesoblast's technology has already shown promising results in regenerating bone and accelerating fracture repair. Other potential uses of Mesoblast's technology for sports-related injuries include repair and regeneration of damaged soft tissues including tendon, cartilage, meniscus, ligament and muscle.

"Importantly, Mesoblast is targeting use of its adult stem cell technology for a variety of common orthopaedic applications that affect most of us during our lives, including spinal fusion, cartilage regeneration of knee joints due to osteoarthritis, and vertebral disc disease of the spine.

"Making our technology available to elite athletes is an important opportunity for Mesoblast. Ultimately, however, we will ensure that it is available to everyone", Professor Itescu said.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum	Rebecca Piercy
Mesoblast Limited	Buchan Consulting
0419 228 128	03 9866 4722
julie.meldrum@mesoblast.com	rpiercy@bcg.com.au

or visit: www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

MESOBLAST MAKES KEY CLINICAL AFFAIRS APPOINTMENT

Melbourne, Australia, 14 June 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced the appointment of Dr Tamara Lewis as Manager of Clinical and Regulatory Affairs.

Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, said the immediate appointment of Dr Lewis reflected Mesoblast's rapid progress in its clinical development programs, with commencement of human clinical trials for both orthopaedic and cardiovascular indications expected shortly.

"Dr Lewis brings to Mesoblast key expertise in global commercialisation of pharmaceuticals and medical devices, having worked closely with the United States Food & Drug Administration (FDA) and Australia's Therapeutic Goods Administration (TGA)" Professor Itescu said.

Before joining Mesoblast, Dr Lewis was Regulatory and Clinical Affairs Manager with Australian heart-assist device company, Ventracor Limited, and a senior member of leading United States global clinical research organisation, Kendle's regulatory, development and commercialisation team.

Dr Lewis' specialty areas include design and oversight of clinical trials, and identifying key regulatory issues for biological therapeutics.

"We are pleased Mesoblast has attracted such a widely experienced and well-respected expert to assist us with our upcoming clinical trials and the regulatory path to FDA approvals," Professor Itescu said.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
0419 228 128
julie.meldrum@mesoblast.com
www.mesoblast.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	360,000
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Release from Escrow

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	44,560,000	Ordinary

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..22 June 2005......................
(Company secretary)

Print name: .Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

mesoblast

the adult stem cell company

asx announcement

MESOBLAST TARGETS UNITED STATES INVESTOR BASE

Melbourne, Australia, 5 July 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced the appointment of The Bank of New York to establish and maintain a Level 1 American Depositary Receipt (ADR) program.

"This program is aimed at a large and informed American investor base, which is familiar with the significant markets for adult stem cell therapies", said Mesoblast's Chairman Mr Michael Spooner.

"The ADR program will ensure Mesoblast is more accessible to United States private investors as well as US-based institutions that are only permitted to buy US securities.

"Mesoblast already has strong commercial and strategic links to the US as a result of its substantial equity ownership in New York-based cardiovascular company Angioblast Systems Inc.

"This is an important event for Mesoblast as it will provide direct access to the world's largest global capital market. Our costs in establishing and maintaining an ADR facility are expected to be minimal. However, we do envisage that there will be a number of opportunities for the company to present to US investors which will be timed to coincide with discussions with the US FDA and potential US partner organisations", Mr Spooner said.

Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, emphasised that the company is meeting all of its clinical and commercial milestones, with rapid progress since listing on the Australian Stock Exchange just six months ago.

An ADR is created when a broker purchases a company's shares on its home stock exchange and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, in this case The Bank of New York, to issue Depositary Receipts. Depositary receipts may trade freely, like any other security, in an OTC market.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Mesoblast Limited
0419 228 128
julie.meldrum@mesoblast.com

Rebecca Piercy
Buchan Consulting
03 9866 4722
rpiercy@bcg.com.au

COLORADO STATE UNIVERSITY TO TRIAL MESOBLAST'S UNIVERSAL DONOR ADULT STEM CELLS FOR BONE REGENERATION

Melbourne, Australia; 21 July 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that it had entered into agreements with Colorado State University to perform preclinical dose-escalation trials of its proprietary, universal donor adult stem cell technology for the treatment of long bone fractures, and for a new indication, intervertebral spinal fusion.

The trials are set to commence prior to the end of August, with the first results expected to be available within five months of trial initiation.

Mesoblast's Founder and Chief Scientific Adviser, Professor Silviu Itescu, said the trials were important milestones in Mesoblast's plan to gain timely United States Food & Drug Administration (FDA) Investigational New Drug (IND) approvals for use of its universal donor adult stem cells in patients needing bone repair/regeneration.

"A major advantage of Mesoblast's technology is that the proprietary adult stem cells are not rejected by the immune cells of an unrelated recipient", Professor Itescu said.

"This opens the possibility to develop an 'off-the-shelf' universal donor adult stem cell product, significantly reducing cost-of-goods, enabling immediate product availability, and increasing the likelihood of widespread product uptake.

"Spinal fusion as a treatment for end-stage intervertebral disc disease represents a very large and established global market opportunity for Mesoblast.

"Currently, almost 300,000 spinal fusion procedures are performed annually in the United States alone, most using a patient's own bone tissues. Mesoblast's universal adult stem cells could provide a more effective alternative for intervertebral bone regeneration without the associated pain and other complications of a bone graft," Professor Itescu said.

Colorado State University is a leading United States tertiary institution, committed to best practice preclinical studies, with extensive experience in providing efficacy and safety data packages meeting strict criteria of the FDA.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Mesoblast Limited
0419 228 128
julie.meldrum@mesoblast.com

Rebecca Piercy
Buchan Consulting
03 9866 4722
rpiercy@bcg.com.au



The Adult Stem Cell Company

Building Blocks for Better Health

mesoblast

mesoblast

Overview

- *Mesoblast has licence to commercialise adult stem cell technology from Hanson Institute, Adelaide*
- *listed Dec. 04, oversubscribed, strong institutional support*
- *raised $21M for 2.5 years of commercial development, current share price approx. at issue levels*
- *focus is on rapid and successful commercialisation of a proprietary, high-margin, adult stem cell platform for the treatment of patients with large, unmet clinical needs*
- *targeting orthopaedic conditions, e.g bone fractures, vertebral disc disease, and damaged joint cartilage,*
- *targeting cardiovascular conditions in partnership with Angioblast Systems Inc., e.g. heart attacks and heart failure*

mesoblast



Stem Cells Are Human Building Blocks

Stem Cells

- building blocks for blood, bone, cartilage, fat, vasculature, heart muscle
- can be extracted from various sites
- can be used to repair and regenerate a wide range of tissues and organs

Advantages Of Stem Cells Over Other Medical Therapies

- natural biologicals, safer, less likely to have side-effects
- regenerate tissues, reducing long-term health care costs
- restore function and quality of life

mesoblast

Embryonic vs Adult Stem Cells: *Pros and Cons*



Inner Cell Mass
In Vitro Fertilization
Totipotent Cells
Blastocyst
Fetus

Advantages Of Adult Stem Cells Over Embryonic Stem Cells

- no ethical issues surrounding embryo creation and destruction
- more mature, hence shorter and less costly development processes
- significantly reduced risk of cancer formation
- not recognized as foreign by immune system of an unrelated party

Therefore, Adult Stem Cells Are Much Closer To Market

mesoblast

Adult Stem Cells:
Haematopoietic vs Mesenchymal

Adult Tissue Contains Two Types of Stem Cells:

- *haematopoietic* precursor cells:
  frequent; blood, bone marrow precursors
- *mesenchymal* precursor cells (MPC):
  rare; bone, cartilage, fat, muscle, artery precursors

Advantages Of *Mesenchymal* Precursors Over *Haematopoietic* Precursors:

- *if isolated*, can be easily cultured and expanded
- can generate various tissue types needed for functional restoration
- not recognized as foreign by immune system of an unrelated party

mesoblast

Commercializing Stem Cells: *What Is The Business Model?*

Embryonic Stem Cells

(1) sell reagents to research organisations

(2) high-throughput screening targets for Big Pharma

BUT (3) not likely to achieve therapeutic product (ethics, cancer risk, etc.)

Adult Stem Cells

Autologous

A. Cord blood: collection/banking…low barrier to entry

B. Haematopoietic: rare diseases (bone marrow cancer), low-margin devices

Allogeneic

C. Mesenchymal: common diseases (orthopaedic, cardiovascular), high-margin drugs, *IP critical*

mesoblast



Bone Marrow
spin
adhere to dish
density solution
mixed cell culture

Historical Isolation Method

Proprietary MPC Isolation



Bone Marrow (BM)
BM + stem cell-binding antibody
1 hour, on ice
second binding reagent
1/2 hour, on ice
microbeads (Miltenyi)
1/4 hour, on ice
MACS magnet

Competitive Advantages:

Precise identification, ease of isolation and scale-up

- 1000-fold purer initial stem cell pool
- homogeneous population, high rate cell division
- efficient large-scale expansion
- lower costs of cell culture process
- greater potency of expanded, cultured product

MPCs Give Rise To Various Tissue Types: Potential Therapeutic Markets!



Mesenchymal
Precursor Cell,
MPC
Adult Stem Cell
Self-Renewing
MPC
Isolated
and Cultured
bone
cartilage
Orthopaedic
other cell types
heart muscle
smooth muscle
Cardiac
arteriole
Stem cell
Differentiated cell

Multilineage Potential Of Human MPC

Bone



1 2 3
COLL-
CBFA-
OSX
OPN
OCN
PTH-F

Fat



1 2 3
LPL
PPARγ2
LEPTIN

Cartilage



1 2 3
COLL-II
COLL-X
AGGN

1. Freshly isolated MPC
2. MPC cultured at wk 2
3. MPC cultured at wk 6, and differentiated



HA/TCP
marrow
Bone
Bone
HA/TCP



(Oil Red O)



(Collagen type II)


Human MPC Induce New Arterioles *in Vivo*
direct injection of
0.5x10⁶ human MPC
VEGF-producing
tissue
XRT
Nude
rat
endothelium
smooth
muscle
saline
MPC

mesoblast

Very Large, Unmet Orthopaedic Markets

1. ***Bone Regeneration/Fracture Repair:***
   - (a) delayed or non-union fractures (>500,000 in US annually)
   - (b) vertebral fusion (300,000 in US annually)
   - (c) osteoporosis-related fractures (>700,000 vertebral, femoral neck in US annually)
   - existing therapies inadequate, use of own bone traumatic, MPC regenerate bone

2. ***Vertebral Disc Regeneration***
   - affects 20% of population, results in back pain and nerve impingement
   - existing therapies inadequate, MPC produce material similar to disc cartilage

3. ***Cartilage Regeneration in Joints***
   - (a) chronic arthritis of knee (>800,000 arthroscopic knee surgery in US annually)
   - (b) acute meniscal tears
   - existing therapies inadequate, MPC produce material similar to articular cartilage

mesoblast

Very Large, Unmet Cardiovascular Markets

1. *Acute Myocardial Infarction (AMI or Heart Attack)*

- >1.1 million heart attacks in US annually
- 46% develop heart failure due to loss of heart muscle <6 years
- existing therapies inadequate
- MPC can increase blood vessels, protect and rebuild heart muscle

2. *Congestive Heart Failure (CHF)*

- affects 5 million Americans (2% of the population)
- 550,000 new US cases annually
- existing therapies modest efficacy, symptomatic relief only
- MPC can rebuild heart muscle, alleviating the condition

3. *Peripheral Artery Disease (PAD) and Wound Healing*

- >8 million in US suffer from PAD
- >400,000 angioplasties annually to prevent limb amputation
- >800,000 diabetic foot ulcers annually
- MPC likely to improve blood flow to limbs

Animal Models For Pre-Clinical Studies In Cell Therapy

Small animal models (e.g. mice, rats):

- useful for demonstrating initial efficacy of human stem cells
- can be used to test efficacy of allogeneic cells
- limited in terms of human SOP/protocol parallels (mAbs, etc.)
- orthopaedic models very limited usefulness
- cardiac models useful
- BUT, all models limited by physiologic differences with humans

Large animal models, non-primate (e.g. sheep):

- useful as parallel for human SOP/protocol (mAb, cells)
- can be used to test efficacy of allogeneic cells
- orthopaedic models very useful
- cardiac models very useful
- ALL models have physiologic similarities with humans

Sheep Models For Orthopaedic And Cardiovascular Conditions

1. Bone Regeneration:

   long bone segment removal and fracture healing;
   fusion of spinal vertebral disc space.

2. Vertebral disc regeneration (biological disc nucleus):

   annular incision or enzyme-induced disc degeneration;
   prevention of disc height loss and proteoglycan depletion.

3. Knee osteoarthritis:

   repair focal or generalised articular cartilage defects;
   increase proteoglycans, improve biomechanic shear forces

4. Acute myocardial ischemia and heart failure:

   coronary artery ligation and heart attack;
   improve perfusion, rebuild heart muscle, prevent heart failure

mesoblast

MPC Therapy For Bone Regeneration




5 cm

- 25-30% of the mid portion of the femur is resected.
- Structural stability maintained by intramedullary "nail" locked proximally and distally by transfixing screws.

mesoblast

MPC Therapy Causes Long-Term Bone Regeneration



CONTROL ANIMAL
6 months post-
sham transplant

TEST ANIMAL
6 months post-
MPC transplant

TEST ANIMAL
12 months post-
MPC transplant

mesoblast

MPC Therapy Results In Improved Heart Function

Injection of MPC in heart results in

- increased number of arterioles
- regeneration of heart muscle
- reduced scar tissue
- long-term improvement in heart function



Ligate
LCA



arteriole number
14
12
10
8
6
4
2
0



LV EDP (mmHg/g)
20
16
12
8
4
0
saline
0.2x10^6 MPC
1x10^6 MPC
1x10^6 MPC-depleted marrow

mesoblast



Delivering A High-Margin Business Model:
An "Off-the-Shelf" Product

- *lack of immune activation*:
  one "universal" donor provides MPC for multiple unrelated recipients (allogeneic), contrasting with other cell therapies (autologous)
- *purity of MPC starting material*:
  one "universal" donor can provide easy scale-up, many dosages
- *easy access to source material*:
  pay "universal" donors using existing FDA guidelines
- *centralised manufacture and distribution*:
  commercial quantities of clinical-grade MPC product easily delivered to market as an "off the shelf" product
- *pharmaceutical range profit margins*
- *proprietary MPC technology* -- long term market protection

mesoblast

Strategic Vision: Biological Therapy To Complement Or Combine With Existing Devices

Orthopaedics

- cements/polymers for fractures
  (e.g ceramics from Medtronic, Johnson & Johnson, Stryker, Zimmer, Smith & Nephew)
- vertebral cages for vertebral fusion
  (e.g. Medtronic)
- complementary biologicals for bone regeneration
  (e.g. bone morphogenic proteins from Medtronic, Stryker)
- fracture repair devices
  (e.g. Kyphon)
- delivery matrix/polymers for percutaneous injection into knee cartilage
  (e.g. viscosupplements from Johnson & Johnson, Genzyme, Sanofi, Smith & Nephew)

Cardiovascular

- catheters for coronary/myocardial injection
  (e.g Johnson & Johnson, Guidant, Medtronic)
- minimally invasive surgical delivery devices
  (e.g. Ethicon, Guidant, Medtronic)

mesoblast

Executing Results-Oriented Commercial Strategy

- milestone-driven and outcome-focused
- continuous engagement of strategic corporate partners to generate early revenues in multiple fields, geographies
  - e.g. orthopaedic delivery companies,
    cardiac catheter companies,
    Big pharma
- minimise corporate costs, whilst maximising intelligent use of outsourcing
- deliver therapeutic products to increase quality of life and materially reduce health care costs

Milestone-Driven, Rapid Commercialisation


Clinical protocol/ethics
GMP process (allo)
Safety/tox(allo animals)
Australian human trials
• orthopaedic (auto)
• cardiovascular (auto)
FDA/IND filing
2005



FDA IND Approvals
Allogeneic Phase II Trials
(randomised, controlled)
Orthopedic
(1) bone fracture
(2) spine fusion
(3) cartilage regen
Cardiovascular
(1) heart attack
(2) heart failure
(3) bypass surgery
GMP Process for Allogeneic cells
mAb production
immunoselection
serum-free culture
batch scale-up
Clinical Studies
Autologous
Phase Ib
open label
Orthopedic
bone fracture
spine fusion
Cardiovascular
chronic ischemia,
catheter delivery
GMP process for Autologous cells
immunoselection,
culture, scale-up
Large Animal Studies (sheep)
Allogeneic
Tox/Efficacy
Orthopedic
long bone fracture,
vertebral disc
knee OA
Cardiovascular
acute ischemia,
heart failure
GMP process
immunoselection,
batch scale-up

Benefits of Initiating Human Clinical Trials Using Autologous Cells

- optimize *ex vivo* culture process
- improve cell engraftment and survival (e.g. matrix)
- identify appropriate clinical indications amenable to therapy
- determine optimal cell dose for safety/efficacy
- maintain careful registry of adverse events
- determine best route of administration
- early validation of technology

Data useful for inclusion in FDA dossier for IND application to initiate safety/efficacy trials with allogeneic cells

mesoblast

Experienced Board of Directors

Chair Mesoblast:	Michael Spooner - ex Ventracor MD & CEO
Directors:	Donal O'Dwyer - ex worldwide President Cordis (J&J)
	Byron McAllister - ex VP Ares-Serono (FDA expert)
	Prof. Silviu Itescu - Columbia (USA) and Melb. Uni., Corp & FDA advisor
Chair Angioblast:	Carter Eckert - ex CEO Knoll, ex Pres Baxter Pharmaceuticals
Chair SAB:	Prof. Silviu Itescu
Members:	Prof. Stephen Graves - Director Orthopaedic Research, Royal Melbourne
	Prof. Robert Graham - Exec. Director Victor Chang Institute, Sydney
	Prof. Henry Krum - Pfizer Global Advisory Board
	Prof. Richard Gilbert - Consultant Lilly&Co., Merck, GlaxoSmithKline

mesoblast
the adult stem cell company

asx announcement

28 July 2005

The company wishes to announce that 2,200,000 ordinary shares fully paid will be released from voluntary escrow.

K Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Mesoblast Limited

ABN	Quarter ended ("current quarter")
68 109 431 870	30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs		
	(b) advertising and marketing		
	(c) research and development		
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	215	503
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other (provide details if material)		
	Commercialisation costs	(120)	(421)
	General Administration	(129)	(651)
	Net operating cash flows	(34)	(569)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(35)**	**(570)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments (see attached note 4)	(1,000)	(4,000)
	(c) intellectual property	(31)	(721)
	(d) physical non-current assets	(16)	(32)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		(186)
1.12	Loans repaid by other entities	66	
1.13	Other (provide details if material)	(42)	(65)
	Net investing cash flows	(1,023)	(5,004)
1.14	**Total operating and investing cash flows**	(1,058)	(5,574)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(23)	20,668
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	(23)	20,668
	Net increase (decrease) in cash held	(1,081)	15,094
1.21	Cash at beginning of quarter/year to date	16,175	0
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	15,094	15,094

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	88
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Silviu Itescu	52	
Byron McAllister		10
Michael Spooner	17	
Donal O'Dwyer	9	

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available N/A

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	132	(24)
4.2	Deposits at call	14,962	16,199
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	15,094	16,175

Acquisitions and disposals of business entities N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....26 July 2005....................
(Company secretary)

Print name: Kevin Hollingsworth

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

4. Item 1.9 (6) – equity investment – A$1 million

   The equity investment relates to Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc. Mesoblast would then continue to pay quarterly instalments of A$1 million to Angioblast Systems Inc. up until quarter ending 31 December 2006.

+ See chapter 19 for defined terms.

mesoblast newsletter

ISSUE TWO

Communicating the story



Mesoblast's Founder & Chief Scientific Adviser, Professor Silviu Itescu, was the keynote speaker at the premier Australian industry seminar, the Australian Biotechnology Summit, held in Sydney in July. He also spoke at the recent Bioshares' Thredbo Biotech Summit.

The vision for Mesoblast – *to become the world leader in novel therapeutic approaches for patients with bone and joint diseases, including adult stem cell therapy for bone fractures and spinal disease, and for regeneration of damaged joint cartilage and intervertebral discs. Together with its United States-based investee company, Angioblast Systems Inc, Mesoblast will also seek to develop the adult stem cell therapy as a first-line treatment for a broad range of cardiovascular diseases.*

During the second quarter, Mesoblast (ASX:MSB) has made considerable progress in the commercialisation of its proprietary adult stem cell technology for orthopaedic and cardiovascular applications, in line with the company's stated milestones in its December 2004 prospectus.

The company has remained one of the few recent listings to continue trading near the issue price during a very challenging period in the biotechnology sector.

Importantly, the company has sufficient funds to complete all manufacturing and pre-clinical tasks, as outlined in the December 2004 prospectus, necessary for Investigational New Drug (IND) submissions to the United States Food and Drug Administration (FDA) for its stated orthopaedic and cardiovascular clinical applications.

Second quarter highlights include:

- Approval received from the Human Research Ethics Committee of the John Hunter Hospital in Newcastle to begin clinical trials of its adult stem cell therapy in patients with severe coronary artery disease;
- Application submitted to the Human Research Ethics Committee of a second leading Australian hospital to begin clinical trials of its adult stem cell therapy in patients with severe bone fractures;
- Appointment of Clinical and Regulatory Affairs Manager to oversee the upcoming clinical trial programs;
- Identification of a new clinical indication for the proprietary adult stem cells – intervertebral spinal fusion – representing a very large and established global market opportunity.
- Entered into agreements with Colorado State University to perform preclinical dose-escalation trials of its proprietary adult stem cells for the treatment of long bone fractures and spinal fusion - these trials will support the company's IND applications for bone repair/regeneration to the FDA;
- Entered into an agreement with a leading United States life sciences company to begin production of Mesoblast's proprietary adult stem cells for clinical trials aimed at obtaining market approval by the FDA;
- Appointment of the Bank of New York to set up a Level 1 American Depository Receipt program; and
- Strengthening and expansion of the company's solid intellectual property portfolio.

mesoblast newsletter

Recent Achievements

Regulatory Milestones

The unique immune properties of the type of adult stem cells being developed by Mesoblast mean that they are not recognised as being foreign by the immune cells of an unrelated individual. Consequently, Mesoblast aims to develop "off-the-shelf" therapies using adult stem cells obtained from universal donors, produced in large-scale centralised manufacturing facilities, and used in multiple unrelated recipients. This will result in significantly reduced cost of goods, generation of a high margin business model, and the ability to meet pricing limits set by reimbursement authorities, enabling widespread uptake of the new therapies.

As outlined in our prospectus, to file IND applications for use of Mesoblast's universal adult stem cells with the FDA we will have in place documentation from three parallel components: (1) pilot clinical trial data in humans, (2) a manufacturing process for large-scale production of Mesoblast's proprietary adult stem cells to be used in clinical trials aimed at obtaining FDA market approval, and (3) pre-clinical safety and toxicologic data. During the past quarter, continued progress has been made in each of these components, ensuring that Mesoblast remains on track to obtain IND approvals for one or more cardiac and orthopaedic clinical indications.

Pilot Clinical Trial Update

Mesoblast will sponsor at least two clinical trials this calendar year in the fields of both orthopaedic and cardiovascular diseases. In these first clinical trials, the patients' own bone marrow will be the source of the adult stem cells. The rare mesenchymal precursor cells in the marrow will be isolated and expanded in large numbers using Mesoblast's proprietary technology. All cell isolation and culture will be performed to Good Manufacturing Practice (GMP) standards, under contract at Melbourne's Peter MacCallum Cancer Centre's commercial facility, Cell Therapies Limited.

The primary objective of these clinical trials will be to assess the safety of the adult stem cell isolation and culture process. Since the cell culture process for these pilot trials will closely parallel definitive large-scale production for clinical trials aimed at obtaining FDA market approval, the results will form a key component of the company's IND applications to the FDA.

During the second quarter, Mesoblast received approval from the Human Research Ethics Committee at the John Hunter Hospital in Newcastle to begin a clinical trial of its adult stem cell therapy in patients with severe coronary artery disease. The approval is for injection by catheter of Mesoblast's proprietary adult stem cells into the hearts of up to ten patients with severe angina not responsive to optimal medical and surgical therapy.

The John Hunter Hospital is the only medical centre in Australia to have the state-of-the-art NOGA catheter system, marketed by Biosense Webster Inc, a Johnson and Johnson operating company. The trial's Principal Investigator, Dr Suku Thambar, has had extensive experience with this catheter system for myocardial injection of human bone marrow. Mesoblast anticipates first patient recruitment to occur during the current quarter, with the proviso that all clinical decisions are ultimately the domain of the hospital and the Principal Investigator.

This approval indicates not only strong support by clinicians for human trials using Mesoblast's proprietary adult stem cells, but also the rapid progress being made by Mesoblast in implementing its commercialisation program.

Mesoblast has also made a clinical trial submission to the Human Research Ethics Committee of a second leading Australian hospital to test its proprietary adult stem cells in patients with severe long-bone fractures. Mesoblast anticipates receiving ethics committee approval during the current quarter, with first patient recruitment expected to occur shortly thereafter.

In view of Mesoblast's rapid implementation of its clinical trial programs and their anticipated expansion, the company appointed Dr Tamara Lewis as Clinical and Regulatory Affairs Manager on 14 June. Dr Lewis has expertise in the global commercialisation of pharmaceuticals and medical devices, having worked closely with the FDA and Australia's Therapeutic Goods Administration (TGA). Before joining Mesoblast, Dr Lewis was Regulatory and Clinical Affairs Manager with Australian heart assist device company Ventracor Limited, and a senior member of Kendle's regulatory, development and commercialisation team. Her specialty areas include design and oversight of clinical trials and the identification of key regulatory issues for biological therapeutics.

First Cardiovascular Clinical Trial

The first cardiovascular clinical trial of Mesoblast's proprietary adult stem cell technology will evaluate the safety of injecting cultured adult stem cells in up to 10 patients suffering from severe, debilitating chest pain due to multi-vessel coronary artery disease (CAD) that has not responded to other therapies.

CAD occurs when the arteries that supply blood to the heart muscle (coronary arteries) become hardened and narrowed in a process called atherosclerosis due to the build up of plaque on the inner walls or lining of the arteries. Blood flow to the heart is reduced as the arteries become narrower until it ceases, resulting in a heart attack.

Medications commonly used to treat CAD include cholesterol-lowering medications, anticoagulants, aspirin, ACE inhibitors, beta-blockers and nitroglycerine, but many patients fail to respond to these and may require invasive surgical procedures. In many instances even coronary artery bypass grafting will not be sufficient to improve symptoms of chest pain (angina) or heart failure.

Mesoblast and Angioblast Systems aim to reduce the number of patients requiring such surgery through the development of cardiovascular therapy that targets these conditions using our proprietary adult stem cell technology. In addition, we envision combining our stem cell therapy with coronary artery bypass grafting to improve the outcome of this procedure.

Pre-clinical trials in which adult stem cells were injected into hearts soon after a heart attack have shown substantial increases in the number and type of blood vessels that carry blood to healthy, but susceptible, heart muscle and significant improvement in heart function.

It is hoped that Mesoblast's proprietary culture-expanded adult stem cells will stimulate the growth of new blood vessels and improve disabling chest pain, thereby greatly improving the patient's quality of life.

Fast facts *CAD is the most common type of heart disease. It is the leading cause of death in the United States in both men and women. Approximately 7 million people in the United States suffer from CAD and 500,000 die from it each year.*

Pre-Clinical Regulatory Update

[illegible]

Fast facts [illegible]

Targeting United States Investors

Mesoblast Limited has appointed The Bank of New York to establish and maintain a Level 1 American Depositary Receipt (ADR) program.

This follows significant interest in the company from US investors, who have a high and informed understanding of the potential benefits and markets of adult stem cell therapies. The US is already an important market for Mesoblast because its 33% owned sister company, Angioblast Systems Inc., is based there. Angioblast is developing adult stem cell technology for cardiovascular applications.

The ADR program will ensure that Mesoblast is more accessible to US private investors and increase liquidity in the stock for a US investor base. An ADR program also creates the possibility of investment by institutions that are only permitted to buy US-based securities.

Market Guidance for 3rd Quarter, 2005

Mesoblast's programs for pilot clinical trials of its proprietary adult stem cells for major orthopaedic and cardiovascular diseases are scheduled to commence in the current quarter.

Clinical trial commencement will signify one of the most significant steps undertaken by the company in commercialisation of its world-leading technology. The trials will seek to establish safety of the technology in patients, and, possibly, early efficacy. They will lay the groundwork for subsequent FDA applications and for initiating discussions with multinational strategic partners.

Competitive Advantages of Mesoblast's Technology

- The adult stem cells that form the basis of Mesoblast's technology do not cause an immune response, and do not have the issues that constrain development of embryonic stem cells (ethical concerns and high risk of cancer formation).
- Clinical confirmation of lack of immune activation will open the way for Mesoblast to produce an off-the-shelf therapy, rather like the pharmaceuticals available today.
- Adult stem cells obtained from a universal donor could be multiplied and grown in the laboratory, packaged in therapy-sized doses, shipped to hospitals for immediate administration and used to treat large numbers of unrelated patients.
- This will enable Mesoblast to develop a low cost, high margin business model.
- For all envisaged applications, effective use of Mesoblast's technology will have marked therapeutic advantages over any treatments currently available. The adult stem cells will replace damaged or diseased tissue to hasten the healing as well as improve the blood supply to bone or heart muscle.
- The therapy will achieve functional improvement, rather than simply arresting the progression of disease.

mesoblast newsletter

Mesoblast at a glance

An Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

ASX code: MSB

What are adult stem cells?

Adult stem cells are found in small numbers in various tissues of the body. They repair and maintain the tissue in which they are found. Scientists have discovered that adult stem cells also have the ability to become various other tissues of the body, as a result of which they have the potential to be used in the treatment of various diseases and injuries.

How do adult stem cells differ from embryonic stem cells?

Embryonic stem cells are found only in the embryo. Their removal destroys the embryo. Adult stem cells therefore overcome the ethical concerns associated with the origins of embryonic stem cells. Adult stem cells have less capacity than embryonic stem cells for uncontrolled growth, so are less likely to cause the formation of tumours.

What differentiates Mesoblast from other cell companies?

Mesoblast's proprietary technology involves efficient isolation and expansion of Mesenchymal Precursor Cells that are the only type of adult stem cell that can regenerate bone, cartilage, fat, muscle and arteries. These cultured cells are 1000 fold purer than existing or competing technologies.

Potential for Mesoblast's Cell Therapy in Treatment of Sports Injuries


PROF SILVIU ITESCU





Professor Itescu discusses Mesoblast's world-leading adult stem cell technology with the panel on Channel Nine's 'The Footy Show'. The company's technology is being considered to accelerate bone regeneration and improve outcomes for Australian footballers, and other elite athletes, with severe bone fractures. Banking an elite player's own cultured stem cells may provide a novel insurance policy to safeguard against potential career-threatening orthopaedic injuries.

Images: Courtesy Channel 9

Newsletters

This Mesoblast newsletter is available online on Mesoblast's website:
www.mesoblast.com

Announcements to the Australian Stock Exchange and other public announcements are posted on a timely basis on the Mesoblast website.

If you would like to be informed of Mesoblast's progress by e-mail, please register by sending your contact details to:
info@mesoblast.com

mesoblast
the adult stem cell company

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA

t +61 3 9639 6036
f +61 3 9639 6030
ACN 109 431 870
www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

MESOBLAST APPOINTS MICHAEL SPOONER AS EXECUTIVE CHAIRMAN

Melbourne, Australia; 15 August 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today announced the appointment of Mr Michael Spooner as full-time Executive Chairman until 30 June 2006.

The company also announced the elevation of Mr Donal O'Dwyer to non-executive Deputy Chairman. Both appointments are effective immediately.

Mesoblast Founder, Professor Silviu Itescu, will continue in his current role as Director and Chief Scientific Adviser.

"This is a strong team which will ensure the company's successful execution of its stated commercial goals of building strategic corporate partnerships for early and long-term revenue generation", Professor Itescu said today.

"The substantial pace of achievement made by Mesoblast since it listed last December has resulted in the company now reaching a significant stage in terms of momentum and progress toward clinical trial.

"This progress has already attracted the attention of a number of major international corporations and potential corporate partners.

"Mr Spooner brings strong international experience in managing high growth companies, and a wealth of knowledge in the life sciences sector, most recently as Managing Director & CEO of Ventracor Limited", Professor Itescu said.

Mr Spooner said today that he was delighted with the appointment and to be deeply involved in a program to commercialise adult stem cell therapies which he believes will present a paradigm shift in the clinical practice of medicine.

"Mesoblast is uniquely poised to capitalise on massive unmet needs in global orthopaedic and cardiovascular markets.

"My goal will be to translate the potential of the company into shareholder value as rapidly as possible", Mr Spooner said.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

Michael Spooner

Mr Spooner has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. He has an outstanding track record in the rapid international commercialisation of high growth companies including within the medical application and commercial technology sectors. Most recently, Mr Spooner was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PriceWaterhouse Coopers (Coopers & Lybrand) in Hong Kong for seven years. Mr Spooner advises a number of high growth corporations and is a non-executive Director of Peplin Limited.

Donal O'Dwyer

Mr O'Dwyer has almost 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 2000 to 2003, he was worldwide president of Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In this role, Mr O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis in 1996, Mr O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr O'Dwyer is also a non-executive Director of Cochlear Limited and Sunshine Heart.

mesoblast
the adult stem cell company

asx announcement

For further information, please call:

Julie Meldrum
Mesoblast Limited
0419 228 128
julie.meldrum@mesoblast.com

Rebecca Wilson
Buchan Consulting
02 9237 2800
rwilson@bcg.com.au

BNP PARIBAS
SECURITIES SERVICES

Date: 17-Aug-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 2

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Mesoblast Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Ross Gulliford
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Mesoblast Limited**

ACN/ARSN: 109 431 870

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on 15-Aug-2005
The previous notice was given to the company on 17-Dec-2004
The previous notice was dated 16-Dec-2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	2,500,000	5.66%	3,000,000	6.73%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
11-Feb-2005 to 15-Aug-2005	AMP Life Limited	Share acquisition	$288,132.50	Fully Paid Ordinary 500,000	500,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 3,000,000	3,000,000
				Total:	3,000,000

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 1 page/s in total.

mesoblast
the adult stem cell company

asx announcement

MESOBLAST SIGNS AGREEMENT WITH MAJOR INTERNATIONAL MEDICAL COMPANY

Melbourne, Australia; 24 August 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today announced it had entered into an agreement with one of the world's largest medical device companies.

Under this agreement, the medical device company, which has a major international presence in the orthopaedic field, will provide its United States Food & Drug Administration (FDA)-approved carrier materials for use in combination with Mesoblast's proprietary adult stem cells in pre-clinical trials supporting Mesoblast's Investigational New Drug submissions to the FDA.

Mesoblast Executive Chairman, Mr Michael Spooner, said: "This agreement is a clear indicator of the strong interest surrounding Mesoblast's commercialisation of its proprietary technology for the massive international orthopaedic markets.

"This is the first of a series of deals relating to the provision of know how and materials which will enable the company to rapidly progress through its regulatory program.

"Our strategy at this juncture is to prove up our technology and to work with the major international pharmaceutical and medical device companies.

"Our ongoing commercialisation strategy is to achieve regulatory milestones as quickly as is possible whilst building shareholder value.

"Under the agreement, further details relating to the company and the dollar value to Mesoblast are to remain confidential", Mr Spooner said.

About Mesoblast

Mesoblast Limited (www.mesoblast.com) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

mesoblast
The adult stem cell company

asx announcement

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Mesoblast Limited
0419 228 128
julie.meldrum@mesoblast.com

Rebecca Wilson
Buchan Consulting
02 9237 2800
rwilson@bcg.com.au

mesoblast
the adult stem cell company

asx announcement

MESOBLAST COMMENCES BONE REGENERATION TRIALS AT COLORADO STATE UNIVERSITY

Melbourne, Australia; 29 August 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today announced it had commenced pre-clinical trials at Colorado State University in support of its Investigational New Drug (IND) submissions to the United States Food & Drug Administration (FDA).

Mesoblast is trialing its proprietary universal adult stem cells for treatment of long bone fractures and for spinal fusion. These trials are being performed in combination with FDA-approved carrier materials provided through an agreement with one of the world's largest medical devices companies and a leader in the international orthopaedic markets.

"In studies undertaken to date, we have found that our proprietary adult stem cells do not stimulate immune cells from an unrelated individual," Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, said today.

"This forms the basis for Mesoblast's approach of obtaining adult stem cells from selected, or universal, donors, growing them up in commercially scaleable quantities, and using them to treat totally unrelated recipients, in much the same way as a drug. It is important to note that the ability to commercially scale-up this process is due to the inherent advantages of Mesoblast's proprietary technology.

"The commencement of these trials demonstrates the rapid progress being made by the company, and is an important milestone in Mesoblast's objectives to gain timely IND approvals, which remain on track in accordance with the company's IPO prospectus.

"We expect initial results from these trials to be available after three months, and to show a more effective product meeting the needs of the very large global bone regeneration markets," Professor Itescu said.

About Mesoblast

Mesoblast Limited (www.mesoblast.com) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

mesoblast

the adult stem cell company

asx announcement

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Mesoblast Limited
0419 228 128
julie.meldrum@mesoblast.com

Rebecca Wilson
Buchan Consulting
02 9237 2800
rwilson@bcg.com.au

mesoblast
the adult stem cell company

asx announcement

FORBES ASIA HIGHLIGHTS MESOBLAST TECHNOLOGY

Melbourne, 5 September 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that the company had been profiled in the inaugural edition of *Forbes Asia* magazine.

The article can be accessed through:
http://www.mesoblast.com/news_mediareleases14.pdf

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Mesoblast Limited
+ 61 3 9639 6036 or + 61 (0)419 228 128
julie.meldrum@mesoblast.com

mesoblast
the adult stem cell company

asx announcement

15 September 2005

The Company wishes to announce that 2.16 million ordinary shares fully paid and 4.32 million options due for release from escrow on 29 September 2005 will be released.

K Hollingsworth
Company Secretary

mesoblast
the adult stem cell company

asx announcement

MESOBLAST INITIATES COMMERCIAL PRODUCTION OF ADULT STEM CELLS

Melbourne, Australia, 20 September 2005: Australian adult stem cell company, Mesoblast Limited (ASX: MSB), today announced it had signed a process development and manufacturing agreement with a leading United States life sciences company, Cambrex Corporation Inc (NYSE:CBM), for large scale production of Mesoblast's proprietary adult stem cells.

The proprietary adult stem cell technology being commercialised by Mesoblast and its American sister company Angioblast Systems Inc. is currently being evaluated for the treatment of a broad range of orthopaedic and cardiovascular conditions, including repair of fractures, regeneration of joint and vertebral disc cartilage, regeneration of blood vessels, and the repair and restoration of heart function.

Under the agreement, Cambrex will produce clinical grade cells to meet Good Manufacturing Practices (GMP). Importantly, commercial quantities of adult stem cells will be used in US-based human clinical trials and will form a vital part of Mesoblast's submissions to the United States (US) Food and Drug Administration (FDA) for Investigational New Drug (IND) approvals. The cells, produced under the same manufacturing process at the Peter MacCallum Cancer Institute's Cell Therapies Pty Ltd in Australia, will be used in a series of human pilot trials scheduled to commence later this year.

"Cambrex is one of the world's leading facilities for cell therapy manufacturing and processing, with a formidable and established track record with the FDA", Mesoblast's Founder and Chief Scientific Adviser, Professor Silviu Itescu, said today.

"We are very fortunate to have Cambrex as a commercial partner. Their expertise and capacity will strongly support Mesoblast's timely achievement of FDA IND and marketing approvals, and will accelerate development of a lower-cost and higher-margin cell therapy product", he said.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

mesoblast

the adult stem cell company

asx announcement

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please visit www.mesoblast.com or contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
+ 61 3 9639 6036 or + 61 (0) 419 228 128
julie.meldrum@mesoblast.com

WORLD FIRST ADULT STEM CELL TRIAL APPROVED BY ROYAL MELBOURNE HOSPITAL FOR ORTHOPAEDIC USE

Melbourne, Australia; 23 September 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), announced today approval to commence the first human orthopaedic trial of Mesoblast's specialist adult stem cell technology.

Approval from The Royal Melbourne Hospital's Human Research Ethics Committee is for a Pilot Trial of up to 10 patients suffering from non-union of long bone fractures, which affect thousands of people each year in Australia and up to two million people in developed countries around the world.

The trial will be an independent assessment of the safety of Mesoblast's specialist adult stem cell technology.

"The Royal Melbourne Hospital is excited to be at the forefront of this world-leading technology and is keen to conduct an independent investigation of the regenerative capabilities of Mesoblast's specialist adult stem cell technology in humans," the Director of Orthopaedics at The Royal Melbourne Hospital, Mr Richard de Steiger, said today.

The Pilot Trial's Principal Medical Investigator, Professor Stephen Graves, said that enrolment could now begin with the first patients anticipated to be recruited in the near future.

"Patients enrolled in the trial have limited options available to them and have likely been through several previous procedures. In effect, this trial is one of the very few remaining opportunities for patients to regain mobility in their affected limbs.

"Between 5-10 per cent of tibial fractures are associated with healing difficulties in which large defects fail to properly heal. Significant problems often occur in this field that lead to substantial pain, loss of mobility and therefore reduced quality of life for many patients.

"Preclinical studies have already shown that Mesoblast's specialist adult stem cell technology can generate new bone growth and new blood vessels. Both these outcomes appear to occur rapidly without the need for additional surgical procedures and painful bone grafts," Professor Graves said.

mesoblast

the adult stem cell company

asx announcement

Mesoblast Executive Chairman, Mr Michael Spooner, said that the company was delighted to be working with such a highly regarded medical team and hospital.

He pointed out that the "conduct of the trial is under the complete control of the medical team.

"The process required to recruit patients and commence the clinical trial is expected to take around eight to ten weeks. This period includes harvesting, culturing and expanding patient stem cells at the Peter MacCallum Cancer Institute's Cell Therapies Pty Ltd in Melbourne under Good Manufacturing Practice conditions, prior to implanting the expanded stem cells into the affected area of each patient.

"Throughout the trial, The Royal Melbourne Hospital and Mesoblast will at all times safeguard the well-being, dignity and privacy of patients.

"Trial results are based on outcomes from all 10 patients and any periodic market updates to the Australian Stock Exchange will focus on the entire trial rather than the details of an individual patient.

"Importantly, this trial is intended to target only one of a number of substantial, unmet, orthopaedic illnesses and diseases which Mesoblast intends to address and which affect the vast majority of us at some stage during our lives.

"Significantly, current treatments for orthopaedic conditions are one of the greatest costs to the Australian and international health community.

"Mesoblast's goal is to deliver a product to market that reduces the overall cost of medical treatment and improve patient outcomes whilst delivering profit margins to our shareholders usually obtained by pharmaceutical companies.

"Our focus is firmly on the successful completion of this Pilot Trial and we intend, as far as is possible, to ensure that the public and market is kept informed of our ongoing progress," Mr Spooner said.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

mesoblast
the adult stem cell company

asx announcement

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

About Royal Melbourne Hospital

The Royal Melbourne Hospital is one of Victoria's leading public teaching hospitals and a level one trauma centre, providing acute tertiary referral service at its City site and aged care, rehabilitation, ambulatory care and residential and community services at its Royal Park Campus.

For further information, please contact:

Julie Meldrum
Director, Corporate Communications
Mesoblast Limited
+61 (0) 419 228 128/+ 61 3 9639 6036
julie.meldrum@mesoblast.com

Rod Jackson-Smith
Media Relations Officer
The Royal Melbourne Hospital
+61 3 9342 7469 /0417 156 214
rodney.jackson-smith@mh.org.au

mesoblast
the adult stem cell company

asx announcement

MESOBLAST MAKES KEY ADVISORY APPOINTMENTS

Melbourne, Australia; 7 October 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today announced the appointment of two key additional members to its Scientific Advisory Board.

The Chairman of Mesoblast's Scientific Advisory Board, Professor Silviu Itescu, said today the appointments of two individuals with such extensive global experience, Professor Joseph Lane, based in the United States, and Professor Peter Ghosh, will enable Mesoblast to expand the breadth of its orthopaedic programs to cover new, additional clinical indications.

"Professor Lane's expertise in the field of spinal disease will facilitate Mesoblast's goal to rapidly obtain United States Food and Drug Administration (FDA) Investigational New Drug (IND) approval for its clinical bone regeneration and spinal fusion programs", he said.

"Professor Ghosh's expertise in the cartilage field will assist Mesoblast in its clinical and preclinical programs to develop novel products for cartilage regeneration in patients with osteoarthritis of the knee, and in those with vertebral disc disease.

"In addition, both will provide valuable input to Mesoblast in its upcoming pilot clinical trial of tibial non-union fractures at The Royal Melbourne Hospital, which will be led by Professor Stephen Graves.

"The collective experience available to Mesoblast through these internationally-recognised orthopaedic opinion leaders bodes well for Mesoblast's future," Professor Itescu said.

About Professor Joseph Lane

Professor Joseph Lane, AB, MD, is Professor of Orthopaedic Surgery and Assistant Dean at Weill Medical College of Cornell University in New York. Professor Lane's clinical expertise includes spine and hip trauma, spinal surgery, osteoporosis-related fractures, and non-union fractures. At the Hospital for Special Surgery in New York, he is Medical Director of the Osteoporosis Center, Chief of the Metabolic Bone Disease Service, and Associate Director of the Trauma Service. Professor Lane has served as Chairman for the American Academy of Orthopaedic Surgeons (AAOS) Oversight Panel on Women's Health, and was also a member of the AAOS Council on Research. He was President of the Orthopaedic Research Society and Musculoskeletal Tumor Society. He serves as a reviewer of several journals including Journal of Bone and Joint Surgery, Journal of Orthopaedic Trauma, Clinical Orthopaedics and Related Research, and Spine. Professor Lane has published over 300 articles and chapters and served as member and chairman of several of the United States National Health Institute (NIH) study sections.

About Professor Peter Ghosh

Associate Professor Peter Ghosh, BSc (Hons), PhD, DSc, FRACI, FRSC, is recognised as an international authority on osteoarthritis and vertebral disc disease, and has authored numerous publications and chapters in these fields. In 1999, Professor Ghosh was elected President and Director of the Institute of Bone and Joint Research of the University of Sydney at the Royal North Shore Hospital in Sydney, Australia, and was for 10 years a Board member of the US-based Osteoarthritis Research Society International. He is a Life Member of the International Hyaluronan Research Society. Professor Ghosh is currently Director of the Murray Maxwell Biomechanics Laboratory, where biomechanics of cartilage and subchondral bone are under investigation

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please visit www.mesoblast.com *or contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
0419 228 128 / 03 9639 6036
julie.meldrum@mesoblast.com

mesoblast
the adult stem cell company

asx announcement

MESOBLAST – INVESTOR UPDATE PRESENTATION

Melbourne, Australia; 13 October 2005: Australian adult stem cell company, Mesoblast Limited (ASX: MSB), today provided a presentation update.

Key points in the presentation to the investment community by Mesoblast's Executive Chairman, Mr Michael Spooner, include:

- a very compelling business model
- a broad based stem cell technology platform
- a unique competitive market position
- massive unmet markets for the company's technology
- a structured IP strategy to protect our markets
- on track to deliver FDA regulatory approvals
- focused on milestones, outcomes, global success
- exciting and highly visible progress, clearly communicated on an ongoing basis.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures. The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications
Mesoblast Limited
0419 228 128 / 03 9639 6036
julie.meldrum@mesoblast.com



mesoblast

the adult stem cell company

Today's Commercial Reality

October 2005

our vision – a world leader in the treatment of orthopedic disease

Mesoblast's vision is to become a world leader in the definitive treatment of orthopedic conditions.

Our immediate focus is to rapidly commercialise our unique and patented adult stem cell technology for a broad range of orthopedic conditions, including vertebral disc disease, bone fractures, and loss of joint cartilage in people suffering arthritic disorders.

In addition, we will support the rapid commercialisation of our platform stem cell technology for a broader range of clinical indications, including cardiovascular diseases.

mesoblast
the adult stem cell company

mesoblast

quick notes

- market cap circa $70m
- circa 800 shareholders
- a tight register with building liquidity
- strong board and management
- cash at 30 June 2005 $15m (Angio $2.6m)
- sufficient cash through to filing of INDs

mesoblast
the adult stem cell company

agenda

- why mesoblast? – a strong business model
- what have we got? - a platform stem cell technology
- who are our competitors – we have a unique position
- how do we protect our position? – a structured IP strategy
- what's the market? – massive unmet demand
- our goals and milestones? – we're very much on track
- near term news flows? – a highly visible period in front of us
- what drives us? – milestones, outcomes, global success

mesoblast
the adult stem cell company

why mesoblast?

a strong business model:

- an adult stem cell platform technology
- substantial short term revenue opportunities
- potential for profits equal to pharmaceuticals
- low to no entry barriers to medical community

mesoblast

the adult stem cell company

what have we got?



mesoblast
the adult stem cell company

adult stem cells are multipotent



Mesenchymal Precursor Cell, MPC
Adult Stem Cell Self-Renewing
MPC Isolated and Cultured
Non-immunogenic Allogeneic use
bone
cartilage
Orthopaedic
other cell types
heart muscle
smooth muscle
Cardiac
arteriole
Stem cell
Differentiated cell

mesoblast
the adult stem cell company

our cells deliver an efficient high margin business

a platform stem cell technology for multiple markets

- safe
- universal donor
- doses for hundreds/thousands
- up to 1000 fold purer initial stem cell pool – greater potency
- multiple orthopaedic indications
  - spinal fusion/disc regeneration
  - bone repair
  - cartilage and osteoarthritis
- a biologic - rapid regulatory approval
- good source of raw material viz plasma collection
- centralised manufacturing meeting FDA GMP regulations
- frozen product immediately available
- an "off the shelf" product

mesoblast
the adult stem cell company

what's the competitive landscape?



a unique position

mesoblast
the adult stem cell company

competitive landscape – adult stem cells

other stem cell developments use:

- mixed populations of stem cells
- whole tissue preparations
- autologous (patients own) cells
- separation devices
- less efficient isolation and culture methods
  - density gradient separation
  - plastic adherence

mesoblast
the adult stem cell company

how do we protect our position?

a structured IP strategy

mesoblast
the adult stem cell company

strong intellectual property

a broad based "barrier strategy" to protect our IP and to create a dominant market position

- adult stem cell (mesenchymal precursor cell) "ownership"
  - efficient isolation
  - composition of matter
- methods of expansion and differentiation
- specific applications

mesoblast
the adult stem cell company

what's the market?

massive unmet demand

mesoblast
the adult stem cell company

stem cells for regenerative medicine – a clear commercial driver

market characteristics

- massive unmet needs
- expanding patient population
- increased quality of life at a lower cost
- physicians seeking better/safer treatment regimes

mesoblast
the adult stem cell company

markets are demanding a generational improvement

market drivers

- current treatments focus on the two ends of the treatment spectrum:
  - symptom and pain control (pharma); and
  - replacement (device)
- current therapies in selected markets:
  - not curative; and
  - not regenerative
- major pharmaceutical and medical device companies proactively seeking market dominant technologies

mesoblast
the adult stem cell company

multiple near term partnership opportunities exist

- ***commercial partners produce complementary FDA approved products***
  - cements/polymers
  - vertebral cages
  - biological stimulants
  - fracture repair devices
  - delivery matrices
  - catheters

- ***major device companies***
  - Medtronic
  - J&J
  - Stryker
  - Zimmer
  - Smith & Nephew
  - Others

- ***major pharma companies***
  - MSD
  - GSK
  - Others

mesoblast
the adult stem cell company

our markets are large unmet indications

	ANNUAL ECONOMIC BURDEN (USD BILLION)	ANNUAL COST OF MEDICAL CARE (USD BILLION)
BONE FRACTURES	USD13b	USD 2.3b (materials only)
CARTILAGE (OSTEOARTHRITIS)	USD65b	USD15b
SPINAL	USD100b	USD 9b
HEART FAILURE	USD 254.8b	USD7b+

Source: Frost & Sullivan + MedMarket Diligence LLC + American Heart Association

mesoblast
the adult stem cell company

what drives us?

milestones, outcomes, global success

mesoblast
the adult stem cell company

we're on track to deliver



clinical protocol/ethics
GMP process (allo)
safety/tox(allo animals)
australian human trials
• orthopaedic (auto)
• cardiovascular (auto)
FDA/IND filing
• orthopaedic (allo)
• cardiovascular (allo)
IND approval/US trials
IP development
2005
2006
2007
corporate partnerships

mesoblast
the adult stem cell company

significant progress since listing

- ✓ funds in place
- ✓ assembled strong delivery team
- ✓ expanded intellectual property rights
- ✓ acquired interest in Angioblast Systems Inc

FDA requirements for filling an IND

- ✓ preparing protocols, SOPs & master files
- ✓ GMP manufacturing process commenced
  - ✓ Cell Therapies Pty Ltd Aust. (Peter MacCallum)
  - ✓ Cambrex Inc in USA
- ✓ pilot clinical trials approved
- ✓ collecting allogeneic data for FDA submissions
- ✓ partner organisations

mesoblast
the adult stem cell company

near term news flow and milestones

- two australian pilot clinical trials
  - non-union fractures – Royal Melbourne Hospital
  - severe multi-vessel coronary artery disease – John Hunter NSW
- the potential for near term deals with device companies and big pharma
- results of pre IND allogeneic trials in orthopedic indications
- results of pre IND allogeneic trials in cardiovascular indications
- expand pre IND allogeneic indications for vertebral disc and knee cartilage regeneration without impacting current deliverables

mesoblast
the adult stem cell company

milestone driven outcome focused

a business model that can provide early shareholder returns

- substantial short term milestones
- proprietary platform technology – long term protection
- multiple applications that can deliver pharma range profit margins
- our cells differentiate big pharma & device company generic products
- target large unmet medical needs
- no barriers to market entry
- highly skilled team with global experience
- focus expenditure on accomplishing near-term milestones

- **engage key commercial partners early**



mesoblast

the adult stem cell company

Today's commercial reality

October 2005

mesoblast
the adult stem cell company

ABN 68 109 431 870

Notice of 2005 Annual General Meeting

Notice is given that the 2005 Annual General Meeting of the shareholders of Mesoblast Limited ABN 68 109 431 870 **(the Company)** will be held at Westin Room IV, The Westin Melbourne, 205 Collins Street, Melbourne, Victoria 3000 on 15 November 2005 at 10:00 am.

The business to be considered by the Annual General Meeting is set out below.

ORDINARY BUSINESS

1. **Resolution 1: Financial Statements and Reports**

   To receive and consider the Financial Statements of the Company for the financial period from 8 June 2004 being the date of incorporation of the Company to 30 June 2005, together with the Directors' Report and the Auditor's Report as set out in the Annual Report.

2. **Resolution 2: Remuneration of Directors**

   To adopt the remuneration report for the year ended 30 June 2005.

3. **Resolution 3: Election of Director - Michael Spooner**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "That Mr Michael Spooner, having been appointed a Director after the incorporation of the Company, in accordance with ASX Listing Rule 14.4, having signified his candidature for the office and being eligible, is re-elected a director of the Company."

4. **Resolution 4: Election of Director – Byron McAllister**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "That Mr Byron McAllister, having been appointed a Director after the incorporation of the Company, in accordance with ASX Listing Rule 14.4, having signified his candidature for the office and being eligible, is re-elected a director of the Company."

5. **Resolution 5: Election of Director – Donal O'Dwyer**

   To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "That Mr Donal O'Dwyer, having been appointed a Director after the incorporation of the Company, in accordance with ASX Listing Rule 14.4, having signified his candidature for the office and being eligible, is re-elected a director of the Company."

6. **Resolution 6: Re-appointment of Auditors**

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

   "That PKF Chartered Accountants be re-appointed as the auditors of the Company and that the Directors be authorised to agree on their remuneration."

SPECIAL BUSINESS

7. Resolution 7: Issue of 700,000 Options to Michael Spooner

To consider and if thought fit, pass the following resolution as an ordinary resolution::

"That for the purposes of Chapter 2E of the Corporations Act 2001 (Cth), ASX Listing Rule 10.11 and for all other purposes approval is granted for the Directors to issue to Michael Spooner within 30 days of passing this resolution 700,000 unlisted options to acquire 700,000 ordinary shares in the capital of the Company credited as fully paid and exercisable by Michael Spooner at a cost to him of $0.65 per option, the material terms of which options are stated in the Explanatory Notes which accompany this Notice."

How to vote

A shareholder may vote by attending in person, by proxy, by attorney or (if the shareholder is a body corporate) authorised representative.

All securities of the company that are quoted securities at 7:00pm on 13 November 2005 (Melbourne time) are taken, for the purposes of the Annual General Meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on 15 November 2005 or at any adjournment of that meeting.

Notes to proxy form

1. A shareholder who is entitled to attend and vote at a general meeting is entitled to appoint a proxy to attend and vote for the shareholder at that meeting.
2. A shareholder who is entitled to cast 2 or more votes may appoint 2 proxies, in which case they may specify the proportion or number of votes each proxy is appointed to exercise. If the shareholder appoints 2 proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes of the shareholder.
3. If no directions are given the proxy may vote as the proxy thinks fit or may abstain from voting.
4. A proxy need not be a shareholder of the Company. If a person attends a meeting both as a shareholder and as a proxy for another shareholder, such person will only be counted once on a show of hands.
5. The proxy form must be signed by the shareholder or the shareholder's attorney (in which case the power of attorney must have been previously noted by the Company or a certified copy of the power of attorney must accompany this proxy form).
6. To be valid, proxies must be received by the Company's Share Registry Office:
   (a) at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South NSW 1235; or
   (b) successfully transmitted by facsimile to (02) 9287 0309,

in any case no later than 48 hours before the commencement of the Annual General Meeting.

By Order of the Board:

Kevin Hollingsworth
Company Secretary

5 October 2005

mesoblast
the adult stem cell company

ABN 68 109 431 870

Explanatory notes – 2005 Annual General Meeting

These explanatory notes have been prepared to provide shareholders with sufficient information to assess the merits of the resolutions contained in the accompanying notice of the 2005 Annual General Meeting of Mesoblast Limited **(the Company)** to be held at Westin Room IV, The Westin Melbourne, 205 Collins Street, Melbourne, Victoria 3000 on 15 November 2005 at 10.00 am.

1. **Resolution 1: Financial Statements and Reports**

As required by the *Corporations Act 2001 (Cth)*, the Company's Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows for the year ended 30 June 2005 and the Directors' and Auditor's reports have been provided to you and laid before the meeting. Shareholders will be given the opportunity to ask questions of the Board and the Auditor in relation to this material, however no formal resolution will be put to the meeting. This is the usual course of business for an Annual General Meeting.

2. **Resolution 2: Remuneration of Directors (Non-binding Resolution)**

The Board submits its Remuneration Report to shareholders for consideration and adoption. The *Corporations Act 2001 (Cth)* specifically provides that the vote by shareholders is **advisory only** and is not binding on the Board or the Company.

The Remuneration Report is set out on Pages 17-20 of the 2005 Annual Report and is also available on the Company's website – www.mesoblast.com

The Remuneration Report:

- explains the Board's policies in respect of the nature and level of remuneration paid to Directors and senior management of the Company;
- discusses the link between the Board's policies and the Company's performance;
- explains why the performance conditions were chosen and how performance is measured against them;
- sets out the remuneration details for each Director and each member of the Company's senior management team;
- makes clear that the basis for remunerating non-executive Directors is distinct from the basis for remunerating executives and executive Directors.

It is intended that shareholders will be provided an opportunity to discuss the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution 2.

3. **Resolutions 3 to 5: Election of Directors - Michael Spooner, Byron McAllister and Donal O'Dwyer**

The ASX Listing Rules provide that Directors appointed during the year hold office until the end of the next Annual General Meeting of the Company, at which time they may be elected. Messrs Spooner, McAllister and O'Dwyer who were appointed during the year offer themselves for election. Details of each Director are set out in the Directors' Report within the 2005 Annual Report.

Professor Silviu Itescu was appointed a Director on incorporation of the Company and as such is not required to offer himself for re-election at this Annual General Meeting.

Clause 15.3(a)(ii) of the Company's Constitution also requires that at every Annual General Meeting of the Company, one-third of the previously elected Directors, and if their number is not a multiple of three, then the number nearest to but not exceeding one-third, must retire from office and are eligible for re-election. Given that this is the Company's first Annual General Meeting and no Directors have been elected prior to this meeting, no additional Directors need to be put up for re-election under the Company's Constitution.

The Board (in each case, in the absence of the relevant Director) unanimously recommends that shareholders vote in favour of Resolutions 3 to 5.

4. Resolution 6: Re-appointment of Auditors

PKF Chartered Accountants were initially appointed auditors of the Company by the Board. Section 327A of the *Corporations Act 2001 (Cth)* provides that such an appointment continues only until the first Annual General Meeting of the Company. PKF Chartered Accountants have indicated that they will continue to act as the Company's auditors if re-appointed.

The Board unanimously recommends that shareholders vote in favour of Resolution 6.

5. Resolution 7: Issue of 700,000 Options to Michael Spooner

5.1 Reason for issue and Board recommendation

The options are being issued as partial consideration under Mr Spooner's Executive Employment Agreement dated 15 August 2005, and to secure his ongoing commitment to the continued growth of the Company. The Board considers that the grant of the particular number of the options to Mr Spooner to be reasonable in the circumstances as a reward for past services and to provide an additional incentive to work to improve the Company's performance in the future. The Board views the grant as being in line with corporate remuneration of similar companies.

The Board (in the absence of Mr Spooner) unanimously recommends that shareholders vote in favour of Resolution 7.

5.2 Part 2E of the *Corporations Act 2001 (Cth)* – Related Party Transaction

Under the *Corporations Act 2001 (Cth)*, the provision of any financial benefit (which includes the grant of options) to a related party requires shareholder approval in accordance with the procedure set out in Part 2E.1 of that Act, unless one of a number of exceptions applies. Whilst the Board is of the view that the options are issued upon terms that would meet the "arm's length terms" criteria of Section 210 of the Corporations Act (and would therefore be exempt from the need to seek shareholder approval), the Board nevertheless has decided to put it to shareholder vote. Mr Spooner, being a Director, is a related party of the Company.

The following information is provided in accordance with Section 219 of the *Corporations Act 2001 (Cth)*:

(a) The related party to whom the proposed resolution will permit a financial benefit to be given:

Michael Spooner

(b) The nature of the financial benefit:

The issue of 700,000 unlisted options to acquire 700,000 unissued ordinary shares in the capital of the Company, credited as fully paid, exercisable by Michael Spooner at a cost to him of $0.65 per option.

(c) Recommendations by each of the Directors of the Company:

Each of the Directors of the Company (in the absence of Michael Spooner) recommends the proposed issue of the options to Mr Spooner.

(d) In relation to each such Director, their interests in Resolution 7:

Apart from Michael Spooner, none of the Directors of the Company have any interest in the outcome of Resolution 7.

(e) All other information that would be required by members in order to decide whether or not it is in the Company's best interest to pass Resolution 7:

(i) *For the period 15 August 2005 until 30 June 2006* Mr Spooner's remuneration as negotiated by the Board, exclusive of his Director's fees, includes a Base Remuneration of $196,875 and a Bonus up to $150,000 strictly at the Board's discretion.

(ii) *As at the date of this Notice of Annual General Meeting, Mr Spooner's relevant interest in the securities of the Company are as follows:*

No. Securities	Fully paid ordinary shares	Partly paid ordinary shares	Executive Options
Mr Spooner	839,255(1)	Nil	400,000

Notes:

(1) Of these fully paid ordinary shares, 639,255 are held by Dr Anne Spooner over which Mr Spooner has no controlling interest

(iii) *If shareholders approve this Resolution 7 and all of the options are exercised, the effect will be to dilute the shareholding of existing shareholders by approximately 0.7% on an undiluted basis.*

(iv) *The market price of shares in the Company will normally determine if the options are exercised. If the Company's shares are trading on the ASX at a price that is higher than the exercise price of the options, there may be a perceived cost to the Company. In the 3 months before the date of this Notice of Annual General Meeting, the highest, lowest and last trading price of the Company's shares on the ASX as well as the trading price on the last trading day before the appointment of Michael Spooner are set out below:*

Highest	$0.84	3 October 2005
Lowest	$0.42	4 August 2005
Date prior to appointment	$0.46	12 August 2005

(v) As required by the Australian Securities and Investments Commission (**ASIC**), shareholders will find details of an independent valuation of the options in section 5.4 below.

Except for the information in this Notice of the Annual General Meeting and these Explanatory Notes, there is no other information known to the Company or any of its Directors that would reasonably be required by members to decide whether or not it is in the Company's best interest to pass Resolution 7.

5.3 ASX Listing Rules

ASX Listing Rule 10.11 provides that a listed company must not, without the approval of ordinary shareholders, issue equity securities to a related party. A "related party" (as defined in the ASX Listing Rules) includes the Directors of the listed company.

ASX Listing Rule 10.13 requires that the notice in relation to a proposed resolution to approve an issue of securities to a related party, include the following information:

(a) The name of the person to whom the securities will be issued:

Michael Spooner

(b) The number of securities to be issued to the person:

700,000 unlisted options to acquire 700,000 unissued ordinary shares in the capital of the Company, credited as fully paid

(c) The date by which the entity will issue the securities:

Subject to the Resolution being passed, no later than 30 days after the date of this Annual General Meeting

(d) The issue price of the securities and a statement of the terms of the issue:

(i) The exercise price of each option will be $0.65, with the shares issued being credited as fully paid.

(ii) The options will progressively vest/become exercisable as follows:

(A) Tranche A – 350,000 options vest on 31 December 2005;

(B) Tranche B – 350,000 options vest on 30 June 2006,

or immediately vest where a takeover offer (as defined in the Corporations Act 2001 (Cth)) is made or effective control in the Company changes.

(iii) An option which has vested (ie the exercise conditions described in paragraph (ii) above have been satisfied) must be exercised within 36 months of its respective vesting date. If the option is not exercised during that period it will lapse. The maximum number of options in each of the above tranches which after vesting may be exercised is limited to:

(A) 1/3 of the options during the 12 month period following vesting;

(B) a total of 2/3 of the options between 12 months and 24 months of vesting;

(C) the balance of the options to the extent not exercised earlier between 24 months and 36 months of vesting.

(iv) If Mr Spooner ceases to be a Director of the Company, all unexercised options that are not vested will lapse upon the date of such cessation and all unexercised vested options will remain exercisable in accordance with the time periods described in paragraph (iii) above.

(v) All unexercised options will lapse upon the liquidation of the Company.

(vi) If prior to the exercise of an option, there is a re-organisation of the Company (including consolidation, subdivision, reduction, return or cancellation of the issued capital of the Company), then the exercise price or the number of outstanding options (or both) must be re-organised by the Company's Board of Directors in accordance with the ASX Listing Rules applying to a re-organisation at the time of the re-organisation.

(vii) The options may not be sold or transferred except with the prior written consent of the Company.

(viii) An option does not confer the right to participate in new issues of capital offered to holders of ordinary shares of the Company without exercising the option.

(ix) The shares issuing upon the exercise of an option will rank equally in all respects with all other issued ordinary shares of the Company from the date of the issue of those shares.

(x) *Otherwise on the terms and conditions specified in Mr Spooner's Executive Employment Agreement dated 15 August 2005, subject always to the provisions of the ASX Listing Rules applicable to options granted by a listed company.*

(e) Voting Exclusion Statement

The Company will disregard any votes cast in respect of **Resolution 7** *by:*

- *Mr Michael Spooner; or*
- *an associate of Mr Michael Spooner.*

However, the Company need not disregard a vote if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

(f) The intended use of the funds raised:

The funds raised from the exercise of the options will be used as working capital for the Company.

If all of the options are exercised, a total of $455,000 will be raised.

(g) ASX Listing Rule 10.11

Approval of this issue of securities pursuant to Listing Rule 10.11 means that pursuant to Listing Rule 7.2 (Exception 14), member approval is not required under Listing Rule 7.1 to the issue of the 700,000 unlisted options to acquire 700,000 unissued ordinary shares in the capital of the Company to Mr Spooner nor the issue of the shares upon the exercise of the options.

5.4 Valuation of options

The options have been independently valued by BDO Corporate Advisory Pty Ltd (**BDO**) using both the Black Scholes pricing model and Binomial theory and based on the following assumptions:

(a) An underlying security spot price of $0.505 for each tranche based on the closing price of the Company's securities on 24 August 2005.

(b) An exercise price of $0.65 for each tranche.

(c) A dividend rate of 0%.

(d) An annualised volatility rate for the Company's share price of 56.57% computed from the continuously compounded equity rates of return for the Company's equity, which has been calculated using historical closing share prices from the date of listing of the Company to the date of valuation.

(e) A risk free rate of 5.085% being the yield on Commonwealth Government securities with a maturity date approximating that of the expiration period of the options as at 24 August 2005.

(f) An expiration period of 128 days for Tranche A and 310 days for Tranche B assuming that the options will not be exercised any earlier than the expiration date which we note is subsequent to the vesting period.

Based on the valuation methodologies adopted and the assumptions made BDO formed the opinion that the value of the options to be granted are as follows:

	Tranche A	**Tranche B**
Exercise Price	$0.65	$0.65
Option price valued using the Black Scholes model	$0.19	$0.20
Option price valued using Binomial theory	$0.19	$0.21
Average price per option of both models	$0.19	$0.21

Based on the BDO valuation, the total value of the options proposed to be issued to Mr Spooner under Resolution 7 is $140,000. This is in addition to Mr Spooner's Base Remuneration of $196,875 and his Bonus of up to $150,000 payable at the Board's discretion, as referred to above.

6. Further information

The Directors of the Company are not aware of any other information which is relevant to the consideration by shareholders of the proposed resolutions set out in the notice of general meeting.

The Directors recommend shareholders read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed resolutions before making any decision in relation to the proposed resolutions.

MESOBLAST LIMITED

ABN 68 109 431 870

Please return your Proxy forms to:
ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1300 554 474
(03) 9615 9947
Facsimile: (02) 9287 0309
ASX Code: MSB
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Tuesday, 15 November 2005 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert X in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Adoption of Directors' Remuneration Report (non-binding resolution)	☐	☐	☐
Resolution 3 Election of a Director – Michael Spooner	☐	☐	☐
Resolution 4 Election of a Director – Byron McAllister	☐	☐	☐
Resolution 5 Election of a Director – Donal O'Dwyer	☐	☐	☐
Resolution 6 Re-appointment of Auditor	☐	☐	☐
Resolution 7 Issue of 700,000 options to Michael Spooner	☐	☐	☐

C ☐ **IMPORTANT: FOR ITEM 7 ABOVE**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 7 above, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even though he has an interest in the outcome of that item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 7 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 7.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either securityholder may sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:00am on Sunday, 13 November 2005, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Mesoblast Limited's share registry as follows:
  Mesoblast Limited
  C/- ASX Perpetual Registrars Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- delivering it to Level 8, 580 George Street, Sydney NSW 2000.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,160,000
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Release from Escrow

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
46,720,000	Ordinary

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 October 2005........
(Director/Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

mesoblast
the adult stem cell company

asx announcement

MESOBLAST OUTLINES ACCELERATED TIMETABLE FOR CLINICAL TRIALS AND REGULATORY APPROVALS

Key points:

- Very positive outcome from pre-IND meeting with United States FDA
- Accelerated timetable for clinical trials
- Reduced time to market; substantial cost savings
- A positive impact on potential commercial deals

Melbourne, Australia; 17 October 2005: Australian stem cell company, Mesoblast Limited (ASX:MSB), today outlined an accelerated clinical program for obtaining regulatory approvals following a pre-investigational new drug (IND) meeting with the United States (US) Food & Drug Administration (FDA).

Executive Chairman, Mr Michael Spooner, said that the company was absolutely delighted with the discussions.

"Mesoblast has now reached an important milestone by commencing formal discussions with the FDA regarding its IND submissions. The company's IND submissions for a number of large market opportunities, including the repair of long bone fractures and spinal fusion, are on track and are due to be filed late 2006," Mr Spooner said.

Mesoblast Founder and Chief Scientific Advisor, Professor Silviu Itescu, said that as a result of the recent discussions with the FDA, the company's new clinical strategy for US product commercialisation will be to proceed directly to proof-of-concept Phase II trials for each orthopaedic indication in order to establish a safe, effective stem cell dose for Phase III, pivotal multi-centre registration trials.

"Mesoblast's ability to accelerate its clinical program is due to both the biological nature of the product and the unique advantages of our proprietary platform technology which results in a highly-purified and an extremely well characterised adult stem cell population," Professor Itescu said.

"While the FDA will review each IND submission on a case by case basis, an accelerated commercialisation program will likely apply to all orthopaedic indications using Mesoblast's unique adult stem cell platform technology," Mr Spooner said.

"The effect will be to enable the company to dramatically reduce both time and costs associated with product commercialisation. This will translate into a reduction of many years of work and a saving of millions of dollars over the entire commercialisation program.

"Importantly, an accelerated timetable for obtaining regulatory approvals would positively impact on commercial deals that may be entered into by the company," Mr Spooner said.

As previously announced, Mesoblast will shortly commence two Pilot Clinical Trials in Australia. These trials have been designed to validate the company's standard operating procedures that will be used in the manufacture of its proprietary stem cells for both FDA Clinical Trials and commercial production. Data generated from these Trials will also provide early information on the safety and efficacy of Mesoblast's proprietary stem cells.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please visit www.mesoblast.com *or contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
+ 61 3 9639 6036 or + 61 (0) 419 228 128
julie.meldrum@mesoblast.com

MESOBLAST HIGHLIGHTED AT PREMIER GLOBAL STEM CELL CONFERENCE

Melbourne, Australia; 19 October 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), was today featured as an emerging company at the 5th Annual Stem Cells & Regenerative Medicine Conference held in Pittsburgh, United States.

The two-day conference is considered to be the annual standard in industry-focused applications of stem cell research and attracts world-leading stem cell companies and their investors.

Among other publicly listed companies invited to present stem cell developments at the conference are Amgen, Boston Scientific, Celgene, Invitrogen, StemCells Inc and ViaCell.

Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, showcased Mesoblast's proprietary platform technology in a session featuring targeted emerging companies that have successfully commercialised stem cell-derived products and technologies, and are paving the way for full integration of stem cells into the marketplace.

Specifically, he outlined Mesoblast's plans for initiating a Phase II clinical trial in the United States for patients with severe tibial fractures. This was presented in the context of the company's overall clinical and commercialisation strategies.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please visit www.mesoblast.com *or contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
0419 228 128 / 03 9639 6036
julie.meldrum@mesoblast.com



mesoblast
the adult stem cell company

Today's Clinical Reality

Silviu Itescu, MD
Founder and Chief Scientific Adviser

October 2005



mesoblast
the adult stem cell company

snapshot

- listed Australian stock exchange Dec. 04
- current market cap circa US $60m
- approx 800 shareholders
- tight register with building liquidity
- strong board and management
- cash at 30 June 2005 $15m (Angio $2.6m)
- sufficient cash through to filing of INDs

mesoblast



our vision – a world leader in the treatment of orthopedic disease

Mesoblast's vision is to become a world leader in the definitive treatment of orthopedic conditions.

Our immediate focus is to rapidly develop and commercialize our unique and patented ***adult stem cell technology*** for a broad range of orthopedic conditions, including vertebral disc disease, bone fractures, and loss of joint cartilage in people suffering arthritic disorders.

In addition, we will support the rapid commercialization of our platform stem cell technology for a broader range of clinical indications, including cardiovascular diseases.

mesoblast

Adult Stem Cells

Adult Tissue Contains Two Types of Precursor Cells:

- *haematopoietic*: frequent; blood, bone marrow precursors
- *mesenchymal*: rare; bone, cartilage, fat, muscle, artery precursors

Advantages Of *Mesenchymal Precursor Cells* (MPC) Over *Haematopoietic*:

- *if isolated*, can be easily cultured and expanded
- can generate various tissue types needed for functional restoration
- not recognized as foreign by immune system of an unrelated party

mesoblast

competitive landscape – adult stem cells

other stem cell technologies use:

- whole tissue preparations containing few stem cells
- mixed populations of stem/precursor cells
- inefficient methods of stem cell isolation and culture
  - density gradient separation
  - plastic adherence
- separation devices with low margins
- autologous (patient's own) cells

Technology Advantages Enable Efficient MPC Isolation, Expansion and Differentiation


bone marrow
+ antibody
magnetic
beads
magnet
Isolated
MPC
Cultured
MPC
Self-Renewing
Non-immunogenic
bone
cartilage
Orthopaedic
other cell types
heart muscle
smooth muscle
Cardiac
arteriole
Stem cell
Differentiated cell

mesoblast

our cells deliver an efficient high margin business model

technology advantages enable targeting of common diseases, large markets

- up to 1000 fold purer initial stem cell pool – greater potency
- very well characterized, easy to expand – easier regulatory approval
- lack of immunogenicity – one universal donor, many recipients
- good source of raw material, analogous to plasma collection
- centralised GMP manufacturing – low cost-of-goods
- frozen product immediately available to clinicians
- an "off the shelf" product
- multiple orthopaedic indications
  - spinal fusion/disc regeneration
  - bone repair
  - cartilage and osteoarthritis

mesoblast

Road To FDA Approvals For A Stem Cell Product

- characterize stem cell population as well as possible
- identify appropriate clinical indication
- perform proof-of-principle rodent studies with well characterized cell type
- optimize *ex vivo* culture process in GMP facility
- perform safety and dose-ranging studies in appropriate large animal model (e.g sheep, pig), optimize engraftment and survival
- determine best route of administration in large animal model
- phase II trials to identify safe, effective dose
- phase III trials to establish efficacy

mesoblast

Very Large, Unmet Orthopaedic Markets

1. ***Bone Regeneration/Fracture Repair:***
   (a) delayed or non-union fractures (>500,000 in US annually)
   (b) vertebral fusion (>300,000 in US annually)
2. ***Vertebral Disc Regeneration***
   affects 20% of population, results in back pain and nerve impingement
3. ***Cartilage Regeneration in Joints***
   (a) chronic arthritis of knee (>800,000 arthroscopic knee surgery in US annually)
   (b) acute meniscal tears

mesoblast

MPC Therapy For Segmental Bone Defects


5 cm

- 25-30% of the mid portion of the femur is resected.
- Structural stability maintained by intramedullary "nail" locked proximally and distally by transfixing screws.

mesoblast

MPC Therapy Causes Long-Term Bone Regeneration



CONTROL ANIMAL
6 months post-
sham transplant

TEST ANIMAL
6 months post-
MPC transplant

TEST ANIMAL
12 months post-
MPC transplant

mesoblast

Benefits of Australian Pilot Trials Using Patient's Own Cells

- optimize *ex vivo* culture process
- improve cell engraftment and survival (e.g. matrix)
- determine optimal cell dose for safety/efficacy
- maintain careful registry of adverse events
- determine best route of administration
- early efficacy data and validation of technology

Data useful for inclusion in FDA dossier for IND application to initiate safety/efficacy trials with allogeneic cells

mesoblast

Pilot Trial Of Autologous MPC For Non-Union Tibial Fractures

- Royal Melbourne Hospital, Australia
- trial set to start imminently
- up to 10 patients with non-union tibial fractures
- no alternative options for patients
- own MPC extracted and culture/expanded using proprietary technology
- culture process in GMP facility using SOP identical to subsequent allogeneic product development
- 12-month follow-up for safety and efficacy

Phase II Trial Of Allogeneic MPC For Severe Tibial Fractures

- major United States trauma center
- trial set to start in 2006
- severe tibial fractures with very high risk for non-union
- three arms, 15 patients each
- control group to receive autogenous bone graft
- treatment groups to receive two doses of allogeneic MPC
- allogeneic MPC extracted from healthy donor and culture/expanded using proprietary technology
- culture process in GMP facility using SOP identical to both preclinical large animal studies and autologous pilot trials
- 12-month follow-up for safety and efficacy

CA12+ MPC In Bone Marrow And In Other Tissues Are Vascular *Pericytes*


alpha-SMA+

Human Bone Marrow


Isotype
alpha-SMA


Caldesmon
Calponin
Alpha-SMA

MPC

mesoblast

MPC Therapy Results In Improved Heart Function

Injection of MPC in heart results in

- increased number of arterioles
- regeneration of heart muscle
- reduced scar tissue
- long-term improvement in heart function



Ligato
LCA



arteriole number
14
12
10
8
6
4
2
0



LV EDP (mmHg/g)
20
16
12
8
4
0
saline
0.2x10^6 MPC
1x10^6 MPC
1x10^6 MPC-depleted marrow

mesoblast



Targeting Cardiovascular Markets Together With US-Based Sister Company, Angioblast Systems Inc

1. ***Acute Myocardial Infarction (AMI or Heart Attack)***
   - >1.1 million heart attacks in US annually
   - 46% develop heart failure due to loss of heart muscle <6 years

2. ***Congestive Heart Failure (CHF)***
   - affects 5 million Americans (2% of the population)
   - 550,000 new US cases annually

3. ***Peripheral Artery Disease (PAD) and Wound Healing***
   - >8 million in US suffer from PAD
   - >400,000 angioplasties annually to prevent limb amputation
   - >800,000 diabetic foot ulcers annually

mesoblast

Pilot Trial Of Autologous MPC For Ischemic Heart Disease

- John Hunter Hospital, Newcastle, Australia
- trial set to start imminently
- up to 10 patients with multivessel coronary artery disease
- no alternative options for patients
- own MPC extracted and culture/expanded using proprietary technology
- culture process in GMP facility using SOP identical to subsequent allogeneic product development
- MPC injected by catheter into damaged heart
- 12-month follow-up for safety and efficacy

mesoblast

Commercial Vision: Creating Shareholder Value Through Strategic Partnerships

Orthopaedics

- cements/polymers for fractures
  (e.g ceramics from Medtronic, Johnson & Johnson, Stryker, Zimmer, Smith & Nephew)
- vertebral cages for vertebral fusion
  (e.g. Medtronic)
- complementary biologicals for bone regeneration
  (e.g. bone morphogenic proteins from Medtronic, Stryker)
- fracture repair devices
  (e.g. Kyphon)
- delivery matrix/polymers for percutaneous injection into knee cartilage
  (e.g. viscosupplements from Johnson & Johnson, Genzyme, Sanofi, Smith & Nephew)

Cardiovascular

- catheters for coronary/myocardial injection
  (e.g Johnson & Johnson, Guidant, Medtronic)
- minimally invasive surgical delivery devices
  (e.g. Ethicon, Guidant, Medtronic)

Creating Value For Shareholders


Clinical protocol/ethics
GMP process (allo)
Safety/tox(allo animals)
Australian human trials
• orthopaedic (auto)
• cardiovascular (auto)
2005
2006
2007
Corporate partnerships

mesoblast

milestone driven outcome focused

a business model that can provide early shareholder returns

- substantial short term milestones
- proprietary platform technology – long term protection
- multiple applications that can deliver pharma range profit margins
- our cells differentiate big pharma & device company generic products
- target large unmet medical needs
- low regulatory hurdles compared with non-biological therapies
- highly skilled team with global experience
- focus expenditure on accomplishing near-term milestones

- **engage key commercial partners early**

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Mesoblast Limited

ABN	Quarter ended ("current quarter")
68 109 431 870	30 September 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs		
		(b) advertising and marketing		
		(c) research and development		
		(d) leased assets		
		(e) other working capital		
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		181	181
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Commercialisation costs		(455)	(455)
	General Administration		(529)	(529)
	Net operating cash flows		(803)	(803)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(803)**	**(803)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments (see attached note 4)	(1,000)	(1,000)
	(c) intellectual property	(27)	(27)
	(d) physical non-current assets		
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	95	95
1.13	Other (provide details if material)	4	4
	Net investing cash flows	(928)	(928)
1.14	**Total operating and investing cash flows**	(1,731)	(1,731)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(1,731)	(1,731)
1.21	Cash at beginning of quarter/year to date	15,094	15,094
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	13,363	13,363

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	103
1.25	Aggregate amount of loans to the parties included in item 1.11	95

1.26 Explanation necessary for an understanding of the transactions

Silviu Itescu	41
Byron McAllister	10
Michael Spooner	43
Donal O'Dwyer	9

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available N/A

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	122	122
4.2	Deposits at call	13,241	13,241
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	13,363	13,363

Acquisitions and disposals of business entities N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....26 October 2005....................
(Company secretary)

Print name: Kevin Hollingsworth

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

4. Item 1.9 (6) – equity investment – A$1 million

   The equity investment relates to Section 1.4 (1) of the Supplementary Prospectus which reflects the agreement that on completion of the Mesoblast offer and its ASX listing, Mesoblast would pay A$2 million to Angioblast Systems Inc. as the first instalment to acquire 33.3 percent of equity interest in Angioblast Systems Inc. Mesoblast would then continue to pay quarterly instalments of A$1 million to Angioblast Systems Inc. up until quarter ending 31 December 2006.

+ See chapter 19 for defined terms.

MESOBLAST IN STRONG CASH POSITION FOR CLINICAL PROGRAM

Melbourne, Australia; 31 October 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced cash reserves of over $13.36 million at 30 September 2005. During the period to date, earnings were approximately $181,000, principally through interest income, whilst losses were approximately $803,000.

Mesoblast's American-based sister company, Angioblast Systems Inc, in which the company has acquired a 33.3 per cent equity stake, has cash reserves of approximately $2.68 million.

"Since Mesoblast and Angioblast are using their funds to jointly develop and commercialise the platform adult stem cell technology, the total available for product development is $16.04 million," Mesoblast Executive Chairman, Mr Michael Spooner, said.

"These financial results are in line with our forecasts and reflect the ongoing significant activity associated with the rapid commercialisation of Mesoblast's specialist adult stem cell technology.

"In accordance with Mesoblast's accounting practices, all development expenditure associated with bringing the technology to market is being expensed.

"We are very happy with the rapid progress being made, with two human trials expected to begin shortly and an accelerated clinical program through Phase II in place.

"We remain confident that we have sufficient funds to complete in less than two years all clinical and pre-clinical tasks necessary for Investigational New Drug (IND) submissions to the United States Food and Drug Administration (FDA) for both lead orthopaedic and cardiovascular indications," Mr Spooner said.

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus will be to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a time frame as possible.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the

identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please visit www.mesoblast.com *or contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
03 9639 6036 or 0419 228 128
julie.meldrum@mesoblast.com